Form 20-F
period 2008-04-30
COASTAL PACIFIC MINING CORP
filed 2008-10-22
CIK 1410181

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended April 30, 2008
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________________ to ______________________
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:

Commission file number 005-84005

COASTAL PACIFIC MINING CORP.

(Exact name of Registrant as specified in its charter)

N/A

(Translation of Registrant’s name into English)

Alberta, Canada

(Jurisdiction of incorporation or organization)

927 Drury Avenue NE
Calgary, Alberta T2E 0M3

(Address of principal executive offices)

J. Bucci

927 Drury Avenue NE
Calgary, Alberta T2E 0M3

Telephone: (403) 612-3001

Facsimile: (403) 313-5449

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered None

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Class A Common Shares
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s capital or common stock as of the close of the period covered by the annual report:

17,900,000  shares of Class A common stock as at April 30, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities

Act.

             ☐ Yes     ☑  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.                                          ☐ Yes     ☑ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                             ☑ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filers, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.  (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other “ has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.                                                                   ☐  Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes     ☑  No

________________________________

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes     ☐ No

TABLE OF CONTENTS

PART I

Financial Information and Accounting Principles

3

Forward-Looking Statements

3

Item 1.

Identity of Directors, Senior Management and Advisors

4

Item 2.

Offer Statistics and Expected Timetable

4

Item 3.

Key Information

4

Item 4.

Information on our Company

12

Item 4A.

Unresolved Staff Comments

17

Item 5.

Operating and Financial Review and Prospects

17

Item 6.

Directors, Senior Management and Employees

20

Item 7.

Major Stockholders and Related Party Transactions

22

Item 8.

Financial Information

23

Item 9.

The Offer and Listing

23

Item 10.

Additional Information

24

Item 11.

Quantitative and Qualitative Disclosures about Market Risk

33

Item 12.

Description of Securities other than Equity Securities

33

PART II

Item 13.

Defaults, Dividend Arrearages and Delinquencies

33

Item 14.

Material Modifications to the Rights of Security Holders and Use of Proceeds.

33

Item 15.

Controls and Procedures

34

Item 16.

[Reserved]…

36

Item 16A. Audit Committee Financial Expert

36

Item 16B. Code of Ethics

36

Item 16C.  Principal Accountant Fees and Services

36

Item 16D. Exemptions from the Listing Standards for Audit Committees

37

Item 16E  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

37

PART III

Item 17.

Financial Statements

37

Item 18.

Exhibits

38

Signatures

39

i

PART I

Financial Information and Accounting Principles

The financial statements and summaries of financial information contained in this annual report are reported in Canadian  dollars unless otherwise stated.  All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

The financial statements of our company for the year ended April 30, 2008, have been audited by Child, Van Wagoner & Bradshaw, PLLC, registered public accounting firm.

Cautionary Notice Regarding Forward-Looking Statements

Except for the statements of historical fact contained herein, some information presented in this annual report constitutes forward-looking statements as that term is defined in Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934.  These statements relate to future events or our future financial performance.  When used in this annual report, the words "estimate", "project", "believe", "anticipate", "intend", "expect", "predict", "may", "should", the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include those discussed in the section entitled "Risk Factors".  Although we have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, prospective investors should not place undue reliance on forward-looking statements.  The forward-looking statements in this annual report speak only as to the date hereof.  We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.  Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.  Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms "we", "us" and "our" mean Coastal Pacific Mining Corp., unless otherwise indicated.

Exchange Rates

All of the transactions undertaken by the Company are reported in Canadian Dollars.  Therefore, this annual report may contain conversions of certain amounts in Canadian dollars into United States dollars based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified.  For such purposes, the exchange rate means the noon buying rate for United States dollars from the Bank of Canada.  These translations should not be construed as representations that the Canadian dollar amounts actually represent such United States dollar amounts or that Canadian dollars could be converted into United States dollars at the rate indicated or at any other rate.  As the Company was incorporated in 2007 we have included the noon buying rate at the end of each of the two years ended April 30, the average of the noon buying rates on the last day of each month during each of such fiscal years and the high and low noon buying rate for each of such fiscal year's were as follows:

	April 30
	2007	2008
At end of period	0.9036	0.9906
Average for period	0.8790	0.9780
High for period	0.9099	1.0905
Low for period	0.8437	0.8981

Following is a table of the noon buying rates on the last day of each month for the last six months ended September 30, 2008

	April	May	June	July	August	September
At end of period	0.9906	1.0058	0.9817	0.9749	0.9411	0.9435
Average for period	0.9863	1.0016	0.9835	0.9875	0.9484	0.9449
High for period	0.9975	1.0158	0.9987	0.9984	0.9753	0.9673
Low for period	0.9737	0.9820	0.9726	0.9746	0.9365	0.9263

The noon buying rate as of October 14, 2008 was: $0.8619

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.

KEY INFORMATION

A.

Selected Financial Data

The following tables summarize selected financial data for our Company which are stated in Canadian dollars and prepared in accordance with United States generally accepted accounting principles for the years ended April 30, 2008, and 2007.  The Company was incorporated  on  March 27, 2007 and therefore we are presenting only two years of selected financial data.  The information in the table was extracted from the financial statements and related notes included in this annual report and the reports that were previously filed and should be read in conjunction with such financial statements.

	For the Years Ended April (Canadian dollars)
	2008	2007
Operating Revenues	Nil	Nil
Income (loss) from Operations	$(86,195)	$(42,609)
Net Income (loss)	$(98,796)	$(42,609)
Net Income (loss) from Operations per share	$(0.01)	$0.00

4

	As at April 30 (Canadian dollars)
	2008	2007
Total Assets	$167,272	$95,347
Total Stockholders' Equity (Deficit)	$35,995	$(30,209)
Capital Stock	$177,400	$12,400
Number of Shares	17,900,000	12,400,000

B.

Capitalization and Indebtedness

Not Applicable.

C.

Reasons for the Offer and Use of Proceeds

Not Applicable.

D.

Risk Factors

Our business entails a significant degree of risk, and an investment in our securities should be considered highly speculative.  An investment in our securities should only be undertaken by persons who can afford the loss of their entire investment.  The following is a general description of material risks, which may adversely affect our business, our financial condition, including liquidity and profitability, and our results of operations, ultimately affecting the value of an investment in shares of our common stock.

RISKS RELATING TO OUR BUSINESS

1.

We have no operating history and have earned no revenues to date.

We have no operating history or revenues.  We expect to incur losses in the foreseeable future due to significant costs associated with our business development, including costs associated with our operations.  There can be no assurance that our operations will ever generate sufficient revenues to fund our continuing operations or that we will ever generate positive cash flow from our operations.  Further, we can give no assurance that we will attain or thereafter sustain profitability in any future period.

2.

Mineral exploration is highly speculative in nature and there can be no certainty of our successful development of profitable commercial mining operations.

The exploration and the development of mineral properties involve significant risks which even a combination of careful evaluation, experience and knowledge may not eliminate.  While the discovery of an ore body may result in substantial rewards, few properties which are explored are ultimately developed into producing mines.  Substantial expenses may be incurred to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade, and proximity to infrastructure; metals prices which are highly cyclical; drilling and other related costs which appear to be rising; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital.

Although we do not currently operate a mine on the Violet East Claim, we intend to pursue the development of a gold mine at the Violet East Claim.  There is no certainty that the expenditures made by us towards the exploration and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

3.

Mining operations generally involve a high degree of risk.

Mining operations are subject to all the hazards and risks normally encountered in the exploration, development and production of base or precious metals, including unusual and unexpected geological formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.  Mining operations could also experience periodic interruptions due to bad or hazardous weather conditions and other acts of God.  Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailing disposal areas which may result in environmental pollution and consequent liability.

If any of these risks and hazards adversely affect our mining operations or our exploration activities, they may: (i) increase the cost of exploration to a point where it is no longer economically feasible to continue operations; (ii) require us to write down the carrying value of one or more mines or a property; (iii) cause delays or a stoppage in the exploration of minerals; (iv) result in damage to or destruction of mineral properties or processing facilities; and (v) result in personal injury or death or legal liability.  Any or all of these adverse consequences may have a material adverse effect on our financial condition, results of operations, and future cash flows.

4.

We are an exploration-stage company with no operating history and our estimates of mineralization are only preliminary and based primarily on past geological mapping, silt, soil and rock sampling which may not reflect the actual deposits or the economic viability of extraction.

Categories of inferred, indicated and measured mineral resources are recognized in order of increasing geological confidence.  However, mineral resources are not equivalent to mineral reserves and do not have demonstrated economic viability.  There can be no assurance that mineral resources in a lower category may be converted to a higher category, or that mineral resources can be converted to mineral reserves.  Inferred mineral resources cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability.  Due to the uncertainty which may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to indicated or measured mineral resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

There is a degree of uncertainty to the estimation of mineral reserves and mineral resources and corresponding grades being mined or dedicated to future production.  The estimating of mineralization is a subjective process and the accuracy of estimates is a function of the quantity and quality of data, the accuracy of statistical computations, and the assumptions used and judgments made in interpreting engineering and geological information.  There is significant uncertainty in any mineralization estimate, and the actual deposits encountered and the economic viability of mining a deposit may differ significantly from our estimates.  Until mineral reserves or mineral resources are actually mined and processed, the quantity of mineral and reserve grades must be considered as estimates only.  In addition, the quantity of mineral reserves and mineral resources may vary depending on, among other things, metal prices.  Any material change in quantity or mineral reserves, mineral resources, grade of stripping ration may affect the economic viability of the properties.  In addition, there can be no assurance that recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.  Fluctuation in metals prices, results of drilling, metallurgical testing and production and the evaluation of mine plans subsequent to the date of any estimate may require revision of such estimate.  The volume and grade of reserves mined and processed and recovery rates may not be the same as currently anticipated.  Estimates may have to be recalculated based on changes in minerals prices of further exploration activity.  This could materially and adversely affect estimates of the volume or grade of mineralization, estimated recover rates or resources, or of our ability to extract these mineral reserves, could have a material effect on our financial condition, results of operations and future cash flows.

5.

We may not be able to compete with current and potential exploration companies, some of whom have greater resources and experience than we do in developing mineral reserves.

The natural resource market is intensely competitive, highly fragmented and subject to rapid change.  We may be unable to compete successfully with our existing competitors or with any new competitors.  We will be competing with many exploration companies which have significantly greater personnel, financial, managerial and technical resources than we do.  This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

6.

Because our business involves numerous operating hazards, we may be subject to claims of a significant size which would cost a significant amount of funds and resources to rectify.  This could force us to cease our operations.

Our operations are subject to the usual hazards inherent in exploring for minerals, such as general accidents, explosions, chemical exposure and craterings.  The occurrence of these or similar events could result in the suspension of operations, damage to or destruction of the equipment involved and injury or death to personnel.  Operations also may be suspended because of machinery breakdowns, abnormal climatic conditions, failure of subcontractors to perform or supply goods or services or personnel shortages.  The occurrence of any such contingency would require us to incur additional costs, which would adversely affect our business.

7.

Damage to the environment could also result from our operations.  If our business is involved in one or more of these hazards, we may be subject to claims of a significant size which could force us to cease our operations.

Mineral resource exploration, production and related operations are subject to extensive rules and regulations of federal, provincial, state and local agencies.  Failure to comply with these rules and regulations can result in substantial penalties.  Our cost of doing business may be affected by the regulatory burden on the mineral industry.  Although we intend to substantially comply with all applicable laws and regulations, because these rules and regulations frequently are amended or interpreted, we cannot predict the future cost or impact of complying with these laws.

Environmental enforcement efforts with respect to mineral operations have increased over the years, and it is possible that regulations could expand and have a greater impact on future mineral exploration operations.  Although our management intends to comply with all legislation and/or actions of local, provincial, state and federal governments, non-compliance with applicable regulatory requirements could subject us to penalties, fines and regulatory actions, the costs of which could harm our results of operations.  We cannot be sure that our proposed business operations will not violate environmental laws in the future.

Our operations and properties are subject to extensive federal, state, provincial and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health.  These laws and regulations may do any of the following: (i) require the acquisition of a permit or other authorization before exploration commences, (ii) restrict the types, quantities and concentration of various substances that can be released in the environment in connection with exploration activities, (iii) limit or prohibit mineral exploration on certain lands lying within wilderness, wetlands and other protected areas, (iv) require remedial measures to mitigate pollution from former operations and (v) impose substantial liabilities for pollution resulting from our proposed operations.

The exploration of mineral reserves are subject to all of the usual hazards and risks associated with mineral exploration, which could result in damage to life or property, environmental damage, and possible legal liability for any or all damages.  The exploration activities may be subject to prolonged disruptions due to the weather conditions surrounding the location of the Violet East Claim.  Difficulties, such as unusual or unexpected rock formations encountered by workers but not indicated on a map, or other conditions may be encountered in the gathering of samples and information, and could delay our exploration program.  Even though we are at liberty to obtain insurance against certain risks in such amounts we deem adequate, the nature of those risks is such that liabilities could exceed policy limits or be excluded from coverage.  We do not currently carry insurance to protect against these risks and there is no assurance that we will obtain such insurance in the future.  There are also risks against which we cannot, or may not elect to insure.  The costs, which could be associated with any liabilities, not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our financial position, future earnings, and/or competitive positions.

8.

The prices of metals are highly volatile and a decrease in metal prices can have a material adverse effect on our business.

The profitability of natural resource operations are directly related to the market prices of the underlying commodities.  The market prices of metals fluctuate significantly and are affected by a number of factors beyond our control, including, but not limited to, the rate of inflation, the exchange rate of the dollar to other currencies, interest rates, and global economic and political conditions.  Price fluctuations in the metals market from the time exploration for a mine is undertaken and the time production can commence can significantly affect the profitability of a mine.  Accordingly, we may begin to develop a minerals property at a time when the price of the underlying metals make such exploration economically feasible and subsequently, incur losses because metal prices have decreased.  Adverse fluctuations of metals market prices may force us to curtail or cease our business operations.

9.

Our directors and officers are not qualified technical mining persons, if we cannot identify and retain qualified technical mining expertise when we commence exploration activities, we may not be able to continue to operate our business and may be required to cease operations.

Mr. Taylor, our President and Director, has no prior experience in the mining industry and despite the fact that Mr. Stevens, our Director, has 13 years experience in the mining industry, his experience is limited to prospecting and soil sampling and core splitting.  Mr. Stevens has experience with environment mining issues, however, he lacks technical training and experience in starting or operating a mine and his exploration experience is limited.  Unless we can retain qualified technical personnel to undertake our exploration plan we may not be able to complete our planned exploration.  Further, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry.  Mr. Stevens does not currently spend any time on Coastal Pacific’s business, other than in his functions as an independent director, however we expect that when we commence review of our geological properties he will be spending time assisting the technical team.  If we cannot locate qualified technical mining persons to retain for our exploration programs we may not be able to operate or complete our business  plan.

10.

Our principal stockholders, principal creditor, officers and directors own a controlling interest in our voting stock and investors will not have any voice in our management, which could result in decisions adverse to our general stockholder.

Our principal stockholder, principal creditor and our officers and directors, in the aggregate, beneficially own approximately or have the right to vote 69.3% of our outstanding Common Shares.  As a result, these stockholders, acting together, will have the ability to control substantially all matters submitted to our stockholders for approval including:

●

election of our board of directors;

●

removal of any of our directors;

●

amendment of our Articles of Incorporation or By-laws; and

●

adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of their ownership and positions, our major shareholder and creditor acting in concert with our directors and executive officers collectively are able to influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.  In addition, sales of significant amounts of shares held by our major shareholder and creditor, directors and executive officers, or the prospect of these sales, could adversely affect the market price of our Common Shares.  Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

11.

We may not have access to all of the supplies and materials we need to begin exploration which could cause us to delay or suspend operations.

Competition and unforeseen limited sources of supplies in the industry could result in occasional spot shortages of supplies and certain equipment such as bulldozers and excavators that we might need to conduct exploration.  We have not attempted to locate or negotiate with any suppliers of products, equipment or materials.  We will attempt to locate products, equipment and materials prior to undertaking exploration programs.  If we cannot find the products, equipment and materials we need, we will have to suspend our exploration plans until we do find the products, equipment and materials we need.

12.

Because of the early stage of development and the nature of our business, our securities are considered highly speculative.

Our securities must be considered highly speculative, generally because of the nature of our business and the early stage of its development.  We are engaged in the business of exploring and, if warranted and feasible, developing natural resource properties.  The Violet East Claim is in the exploration stage only and is without known reserves of natural resources.  Accordingly, we have not generated any revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term.  Any profitability in the future from our business will be dependent upon locating and developing economic reserves of natural resources, which itself is subject to numerous risk factors as set forth herein.  Since we have not generated any revenues, we will have to raise additional monies through the sale of our equity securities or debt in order to continue our business operations.

13.

We are an exploration stage company, and there is no assurance that a commercially viable deposit or “reserve” exists in the property in which we have claim.

We are an exploration stage company and cannot assure you that a commercially viable deposit, or “reserve,” exists in our Violet East Claim.  Therefore, determination of the existence of a reserve will depend on appropriate and sufficient exploration work and the evaluation of legal, economic and environmental factors.  If we fail to find a commercially viable deposit on the Violet East Claim, our financial condition and results of operations will be materially adversely affected.

14.

We expect losses to continue in the future because we have no reserves and, consequently, no revenue to offset losses.

Based upon current plans and the fact that we currently do not have any reserves, we expect to incur operating losses in future periods.  This will happen because there are expenses associated with the acquisition of, and exploration of natural resource properties which do not have any income-producing reserves.  We cannot guarantee that we will be successful in generating revenues in the future.  Failure to generate revenues may cause us to go out of business.  We will require additional funds to achieve our current business strategy and our inability to obtain additional financing will interfere with our ability to expand our current business operations.

15.

It is possible that there may be native or aboriginal claims to our property which could result in us incurring additional expenses to explore the Violet East Claim.

Although we believe that we have the right to explore the Violet East Claim, we cannot substantiate that there are not native or aboriginal claims to the Violet East Claim on the Axe Property.  If a native or aboriginal claim is made to this property, it would negatively affect our ability to explore this property as we would have to incur significant legal fees protecting our right to explore the property.  We may also have to pay third parties to settle such claims.  If it is determined that there is a legitimate claim to this property then we may be forced to return this property without adequate consideration.  Even if there is no legal basis for such claim, the costs involved in resolving such matter may force us to delay or curtail our exploration completely.

16.

Our management lacks team lacks technical training and/or experience in metals exploration or mining.

Mr. Taylor, our President and Director has no prior experience in the mining industry and despite the fact that Mr. Stevens has 13 years experience in the mining industry, his experience is limited to prospecting and soil sampling and core splitting.  Mr. Stevens has experience with environment mining issues, however, he lacks technical training and experience in starting or operating a mine and his exploration experience is limited.  Unless we can retain qualified technical personnel to undertake our exploration plan we may not be able to complete our planned exploration.  Further, our operations, earnings, and ultimate financial success could suffer irreparable harm due to management’s lack of experience in this industry.

RISKS RELATING TO OUR COMMON SHARES AND THE TRADING MARKET

1.

We may, in the future, issue additional Common Shares which would reduce investors’ percent of ownership and may dilute our share value.

Our Articles of Incorporation authorize the issuance of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.  The future issuance of our unlimited authorized Common Shares may result in substantial dilution in the percentage of our Common Shares held by our then existing stockholders.  We may value any Common Shares issued in the future on an arbitrary basis.  The issuance of Common Shares for future services or acquisitions or other corporate actions may have the effect of diluting the value of the Common Shares held by our investors, and might have an adverse effect on any trading market for our Common Shares.

2.

Our Common Shares are subject to the “Penny Stock” Rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The SEC has adopted regulations that generally define a "penny stock" to be any equity security other than a security excluded from such definition by Rule 3a51-1 under the Securities Exchange Act of 1934, as amended.  For the purposes relevant to our Company, it is any equity security that has a market price of less than $5.00 per share, subject to certain exceptions.

Our Common Shares are currently regarded as a “penny stock”, since our shares are not listed on a national stock exchange or quoted on the NASDAQ Market within the United States, to the extent the market price for its shares is less than $5.00 per share.  The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide the customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.  To the extent these requirements may be applicable they will reduce the level of trading activity in the secondary market for the Common Shares and may severely and adversely affect the ability of broker-dealers to sell the Common Shares.

3.

There is a limited trading market for our securities and if a trading market does not develop, purchasers of our securities may have difficulty selling their shares.

We currently are quoted on the OTC Bulletin Board, however we have limited trading history.  If for any reason a public trading market does not develop, purchasers of the Common Shares may have difficulty selling their shares should they desire to do so.

4.

Since we are a “Foreign Private Issuer” under United States Securities Laws, our stockholders may have less complete and timely data about us.

We are considered a “foreign private issuer” under the Securities Act of 1933, as amended.  As an issuer incorporated in Alberta, Canada, we are exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934, as amended.  The submission of proxy and annual meeting of stockholders information (prepared to Canadian standards) on Form 6-K and the exemption from Section16 rules regarding sales of Common Shares by insiders may result in stockholders having less complete and timely data as compared to information that may be available about U.S. issuers.

5

We have not and do not intend to pay any cash dividends on our Common Shares, and consequently our stockholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business.  We have not, and do not, anticipate paying any cash dividends on our Common Shares in the foreseeable future.  Unless we pay dividends, our stockholders will not be able to receive a return on their shares unless they sell them.

6.

We may, in the future, issue additional Common Shares or other securities, including our Preferred Shares, which would reduce investors’ percentage ownership and may dilute the value of our shares.

Our Articles of Incorporation authorize the issuance of an unlimited number of Common Shares without par value and an unlimited number of Preferred Shares without par value.  We may value any securities issued in the future on an arbitrary basis.  The issuance of additional securities for future services or acquisitions or other corporate actions may also have the effect of diluting the value of the shares held by our investors and might have an adverse effect on the trading market for our Common Shares.

Our Board of Directors may issue, without stockholder approval, Preferred Shares that have rights and preferences superior to those of Common Shares and that may delay or prevent a change of control.  After the offering, there will be no Preferred Shares outstanding.  However, our Board of Directors may set the rights and preferences of any class of Preferred Shares in its sole discretion without the approval of the holders of Common Shares.  The rights and preferences of these Preferred Shares may be superior to those of the Common Shares.  Accordingly, the issuance of Preferred Shares may adversely affect the rights of holders of Common Shares.  The issuance of Preferred Shares also could have the effect of delaying or preventing a change of control of Coastal Pacific.

7.

We may be deemed to be a Passive Foreign Investment Company and, as a result, United States investors in Coastal Pacific could suffer adverse tax consequences.

A passive foreign investment company, or PFIC, is a non-U.S. corporation that meets an income test and/or an asset test.  The income test is met if 75% or more of a corporation’s gross income is “passive income” (generally dividends, interest, rents, royalties, and gains from the disposition of passive assets) in any taxable year.  The asset test is met if at least 50% of the average value of a corporation’s assets produce, or are held for the production of, passive income.  We have not determined whether or not the IRS would treat us as a PFIC for U.S. federal income tax purposes.  If we were treated as a PFIC, a U.S. holder of our Common Shares could be subject to substantially increased tax liability, possibly including an interest charge, upon the sale or other disposition of the U.S. holder’s Common Shares or upon the receipt of “excess distributions” from us.  In the alternative, if we were treated as a PFIC, U.S. holders may enter into certain U.S. tax elections that may result in current Federal tax liability prior to any distribution or disposition of the shares, and without the assurance of any eventual distribution or successful disposition.

ITEM 4.

INFORMATION ON OUR COMPANY

History and Development of the Company

We are an exploration stage company incorporated under the Business Corporations Act of Alberta, Canada, on March 27, 2007, under the name “Coastal Pacific Mining Corp”.  Our registered office is located at 1530 9th Ave S.E. Calgary, Alberta, T2G0T7 and our head office and principal place of business is located at 927 Drury Avenue N.E., Calgary, Alberta, T2E 0M3.  Our telephone number is (403) 475-3400.

Our registered agent in Canada is International Securities Group Inc.

We are attempting to become a company engaged in the exploration of mineral properties.  To accomplish our objective, our strategy is to acquire exploration prospects.  We currently hold 100% interest in Tenure Number 530021 registered with the Government of British Columbia, Ministry of Energy, Mines and Petroleum Resources, known as the Violet East Claim, Axe Property, Liard Mining Division, located in the Stikine region of northwestern British Columbia, Canada, approximately 118 miles (190 km) north of Stewart, British Columbia.  We acquired this mineral claim for a payment of $40,000 USD.

An extensive geological analysis of the Violet East Claim will be required before we can make an evaluation as to the economic feasibility of finding valuable resources on these grounds.  There is no assurance that the exploration of the Violet East Claim will generate any revenue.  In addition, there is no assurance that we will be able to make a lump sum payment required by Loan Agreement dated March 27, 2007, in the current amount of amount of $113,156. plus interest payable thereon at the rate of 10%  per annum on March 27, 2009.

No commercially viable mineral deposit may exist on our minerals claims.  Our plan of operations is to carry out exploration work on this claim in order to ascertain whether it possesses deposits of precious or base metals.  We can provide no assurance to investors that our mineral claims contain a commercially viable mineral deposit until appropriate exploratory work is done and an evaluation based on that work concludes further work programs are justified.  As of the date of this report, we are not in possession of any more recent data on the Violet East Claim.  Further, we are not in possession of sufficient data to provide reliable estimates on the poundage and quality of the potential mineral resources which may exist on the Violet East Claim.  At the time of this report, we have no known reserves on our mineral claims.

We have limited finances and require additional funding in order to accomplish our exploration objectives.  There is no assurance that we will have revenues in the future or that we will be able to secure other funding necessary for our future growth and expansion.  There is also no assurance that our mineral exploration activities will produce commercially viable reserves.  Our efforts to extract minerals may be unprofitable.

We may seek relationships with other mineral exploration and development companies that will allow us to exploit idle and/or undeveloped resources.

Business Overview

Principal Exploration Project - Violet East Claim

Land in British Columbia, Canada, is comprised of both publicly and privately held title.  Privately held title may include both surface and minerals rights on a fee-simple basis, or may be severed so that the title to the surface rights is held by one owner and the title to the mineral rights is held by a separate owner.  Publicly held lands typically comprise title to the mineral rights of a given tract of land and are administered by the Government of British Columbia, Ministry of Energy, Mines and Petroleum Resources.  These mineral rights are typically acquired by the process of claim staking, which confers the right to explore and exploit minerals to the individual or corporate staker.  Where the mineral rights are held by one entity and the surface rights by another, an agreement with the surface rights holder, containing provisions relating to such terms as access and damage compensation, is typically secured prior to commencement of exploration activities.

We hold a 100% interest in Tenure Number 530021 registered with the Government of British Columbia, Ministry of Energy, Mines and Petroleum Resources, known as the Violet East Claim, Axe Property, Liard Mining Division, British Columbia.

The Violet East Claim is within the property legally known as the Axe Property consisting of 14 Claims (223 units) located in  the Liard Mining Division, located on the Klastline Plateau within the Stikine Arch of northwestern British Columbia, approximately 124.28 miles (200 km) north of Steward, British Columbia (the “Axe Property”).  They are centered 3.10 miles (5 km) west of Eddontenajon Lake and 7.46 miles (12 km) southwest of Iskut Village at 57°45, north latitude and 130°04, West longitude. The information related to the property and its location was taken from public reports found online at www.em.gov.bc.ca/Mining/Geolsurv/Aris, Assessment Report Number 20715.  Maps of the property are included in that report.

Our plan of operations is to carry out exploration work on the Violet East Claim in order to ascertain whether it possesses deposits of gold or copper as per the recommendations of the Assessment Report of the 1991 Exploration Program (Geological, Geochemistry, Trenching and Geophysics) on the Axe Property  dated November 15, 1991 (the “Exploration Assessment Report”).  The Exploration Assessment Report recommends further reconnaissance is needed to check for possible structures of greater width.  The mineralized quartz veins in the areas appear to have continuity along strike.

Our valuation of the Violet East Claim and our decision to stake these claims was based on a report filed in the public domain.  The claims were located and staked using an online claim staking system operated by the Province of British Columbia, Canada and were selected from a seamless geological staking map.  We will only have the mineral rights to the area staked.  The online system used is called “Mineral Titles Online”.  In order to stake the claims we are required to hold a valid Free Miners License, which we currently hold and will maintain on an annual basis.  These claims were originally staked by another company based on their belief that the property had an excellent potential for hosting porphyry copper-gold mineralization.  Initial work was carried out on these properties in 1989 but according to public reports filed was limited to prospecting and stream silt and rock geochemical sampling.  The work identified a number of highly anomalous drainages and rock geochemical targets on the property, according to a report filed in the public domain, which is where the Company obtained its information included in this prospectus.  During 1990, a reconnaissance follow-up program was undertaken and led to discovery of the Petal, Violet and Violet East showings.  An extensive phase of exploration continued in 1991 which consisted of grid mapping and sampling in the prime target areas and further reconnaissance prospecting.  The engineering and assessment report prepared on November 15, 1991, and published in the public domain, was reviewed by our management.  Mr. Garland Stevens, who owned the Claims in September, 2005, undertook a site visit to the Violet East Claim during September 2005.

Based on a review of the geological report filed, which we have obtained as a matter of public record, and the recommendations of Garland Stevens, who completed a site visit of the Violet East Claim, we have determined to undertake our own geological analysis of the Violet East claims with a first phase program to include prospecting and contour soil sampling to follow-up on showings described in the report as highly anomalous copper-gold values obtained in rock, silt and soil samples.  We expect this initial sampling program to identify targets for follow-up trenching and drill testing.  We have not yet retained a geologist or a firm of geologists to undertake this exploration program.  We will interview and retain a qualified geologist upon the completion of our offering as we do not presently have sufficient funds to undertake the work program we anticipate.

The Axe Property was staked in 1989 to cover drainages that GSC regional stream silt survey in 1988 identified as being anomalous in copper.  The ground was considered to have excellent potential for hosting porphyry Cu-Au mineralization or precious metals rich veins which commonly occur peripheral to these deposits.

An Assessment Report on Geological Mapping, Silt, Soil and Rock Sampling dated December 21, 1990 of the Axe 101 – 114 Mineral Claims on the Axe Property, Geological Branch Assessment Report 20715 (the “Assessment Report”) identified a number of areas on the property containing significant gold and copper values associated with chalcopyrite mineralization in discontinuous quartz veins.  Stream silt and contour soil sampling yielded weakly anomalous copper results in the northern most portions of the property but failed to identify targets elsewhere on the claim group.  Any potential for mineralization within the property appeared to be restricted to veins and shears that may be peripheral to nearby porphyry Cu-Au systems.

The Exploration Assessment Report concluded that major porphyry copper and Cu-Au prospects were located in proximity to the Axe Property and are probably genetically related to the gold and copper vein structures on the Axe Property.  The dioritic intrusives explored on the Axe claims in 1991 were generally weakly mineralized (chalcopyrite-pyrite-pyrrhotite) and weakly altered.  Mineralization on the Horn East target is related to east-west trending fault structures and is proximal to diorite dykes.  Mineralized structures are iron-carbonate and quartz filled with some disseminated pyrite and occasional barite stringers.  Gold and copper grades increase with quartz and sulphide content.  The Exploration Assessment Report states that the Violet East Claim has a number of Cu-Au rich shear zones.  Triassic sediments occur over an area of approximately 500 m x 300 m.  The shear zones trend north-northwest, are restricted in width (0.5 m) and filled with pinch and swell quartz veins containing disseminated chalcopyrite and malachite.  Selected grab samples collected in 1990 returned the following:

Sample No.	Au opt	Cu ppm
1. DPR28 DPR29	0.298 0.438	16,205 26,990
2. DPR30	0.171	6,598

Chip sampling in 1991 at locations 1 and 2 returned the following:

Sample No.	Width	Au opt	Cu ppm
1. PL1547	0.75 m	0.069	16,029
2. PL1551	0.70 m	0.190	5,998

The Assessment Report states the Axe property area has primarily copper, gold and silver values in chalcopyrite rich quartz veins that appear most common in the northern third of the property.  The veins are usually less than one meter wide but have up to 30% chalcopyrite.  Pyrite is usually less than 3%.  The veins appeared to be isolated, singular structures that can be traced up to 80 meters along strike.  The quartz veins occur within shears at the Violet, Violet East and Petal Showings.

During the 1990 program, initial rock sampling was conducted.  Six grab samples of chalcopyrite bearing veins returned strongly anomalous copper and gold values similar to Violet.  These include:

Copper:

Values of 6,598 ppm to 65,080 ppm (0.66 to 6.51% Cu)

Silver:

Values of 14.4 ppm to 32.1 ppm

Gold:

Values of 1,980 ppb to 16,500 ppb

The Assessment Report concluded that rock sampling has identified a number of areas on the property containing significant gold values associated with chalcopyrite mineralization in discontinuous veins.  Stream silt and contour soil sampling have yielded weakly anomalous copper results in the northernmost portions of the property but have failed to identify targets elsewhere on the claim group.

The Assessment Report recommended additional prospecting and contour soil sampling around the Petal, Petal Area North and Violet East Area to follow-up on highly anomalous copper-gold values obtained in rock, silt and soil samples and identify targets for follow-up trenching and drill testing.

The Assessment Report is available to the public on the website of the British Columbia Ministry of Energy, Mines and Petroleum Resources (available at www.gov.bc.ca/empr).

We had planned to carry out exploration work on the Violet East Claim by conducting an extensive prospecting and geochemistry program for the 2008 mining season, however, while we did send a geologist to the property to do some geological sampling, we did not undertake this work.   We plan now to undertake an extensive program in 2009.  However, we cannot provide assurance to investors that our mineral claim contains a commercially viable mineral deposit until appropriate exploratory work is done and an evaluation based on that work concludes further work programs are justified.  At this time, we definitely have no reserves on our mineral claims.

We may seek relationships with other mineral exploration companies that will allow us to exploit idle and/or undeveloped resources.  Portions of the information in this section as well as other information contained in this Prospectus pertaining to our exploration project is summarized or extracted from the Assessment Report and the Exploration Assessment Report.

We have limited finances and require additional funding in order to accomplish our exploration and acquisition objectives.  There is no assurance that we will have revenues in the future or that we will be able to secure other funding necessary for our future growth and expansion.  There is also no assurance that our mineral exploration activities will produce commercially viable reserves.  Our efforts to extract minerals may be unprofitable.

At present, we do not hold any interest in any exploration reserve property that is in production.  Our visibility and potential success is in our ability to successfully explore, exploit and eventually generate revenue from mineral reserves underground.  There can be no assurance that such revenues will be obtained.  The exploration of mineral reserves generally involves a high risk over a long period of time, even with careful evaluation, experience and knowledge this long period may persist.  It is most impossible to ensure that exploration programs on the Violet East Claim will be profitable or successful.  Our ability to locate any mineral reserves on the Violet East Claim could result in a total loss of our business.

The exploration of mineral reserves are subject to all of the usual hazards and risks associated with mineral exploration, which could result in damage to life or property, environmental damage, and possible legal liability for any or all damages.  The exploration activities may be subject to prolonged disruptions due to the weather conditions surrounding the location of the Violet East Claim.  Difficulties, such as unusual or unexpected rock formations encountered by workers but not indicated on a map, or other conditions may be encountered in the gathering of samples and information, and could delay our exploration program.  Even though we are at liberty to obtain insurance against certain risks in such amounts we deem adequate, the nature of those risks is such that liabilities could exceed policy limits or be excluded from coverage.  We do not currently carry insurance to protect against these risks and there is no assurance that we will obtain such insurance in the future.  There are also risks against which we cannot or may not elect to insure.  The costs, which could be associated with any liabilities, not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our final position, future earnings, and/or competitive positions.

The following discussion of mineral resources is based upon the required standards in Canada and does not meet the requirements of the SEC.  The mineral resources reported below are not “proven reserves” nor are they “probable reserves” as those terms are defined by the SEC.

Cautionary Note to United States Investors concerning Disclosure of Mineral Resources

This filing uses the terms “mineral resource” and “Inferred Resources.”  U.S. investors are advised that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them.  “Inferred Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an Inferred Resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of Inferred Resources may not form the basis of feasibility or other economic studies.  U.S. investors are cautioned not to assume that all or any part of Inferred Resources will ever be converted into reserves.  U.S. investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

Regulation and Environment Matters

Mineral resource exploration, production and related operations are subject to extensive rules and regulations of federal, provincial, state and local agencies.  Failure to comply with these rules and regulations can result in substantial penalties.  Our cost of doing business may be affected by the regulatory burden on the mineral industry.  Although we intend to substantially comply with all applicable laws and regulations, when we begin our operations and exploration activities because these rules and regulations frequently are amended or interpreted, we cannot predict the future cost or impact of complying with these laws.

Environmental enforcement efforts with respect to mineral operations have increased over the years, and it is possible that regulations could expand and have a greater impact on future mineral exploration operations.  Although our management intends to comply with all legislation and/or actions of local, provincial, state and federal governments, non-compliance with applicable regulatory requirements could subject us to penalties, fines and regulatory actions, the costs of which could harm our results of operations.  We cannot be sure that our proposed business operations will not violate environmental laws in the future.

Our operations and properties are subject to extensive federal, state, provincial and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health.  These laws and regulations may do any of the following: (i) require the acquisition of a permit or other authorization before exploration commences, (ii) restrict the types, quantities and concentration of various substances that can be released in the environment in connection with exploration activities, (iii) limit or prohibit mineral exploration on certain lands lying within wilderness, wetlands and other protected areas, (iv) require remedial measures to mitigate pollution from former operations and (v) impose substantial liabilities for pollution resulting from our proposed operations.

There are no costs to us at the present time in connection with compliance with environmental laws.  However, since we do anticipate engaging in natural resource projects, these costs could occur.  Costs could extend into the millions of dollars for which we could be liable.  Any significant liability could wipe out our assets and resources.

Competition

The natural resource market is intensely competitive in all its phases, highly fragmented and subject to rapid change.  We will encounter strong competition from many other natural resource companies, including many that possess substantial financial resources, in acquiring economically desirable producing properties and exploratory drilling prospects, and in obtaining equipment and labor to operate and maintain the properties.  We may be unable to compete successfully with our existing competitors or with any new competitors.  We compete with many exploration companies which have significantly greater personnel, financial, managerial, and technical resources than we do.  This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

Seasonality

As the property is located in Northern British Columbia we are subject to the seasonality of the area and may not be able to gain access to the property during the winter months and we may have difficulty undertaking exploration activities during the spring months due to ground conditions.  We will conduct our exploration programs, weather permitting when the ground is suitable for such activities.

Organizational Structure

We do not have any subsidiaries at this time.  All operations are undertaken by us directly.

Property, Plant and Equipment

Presently we do not have any property, plant or equipment.  All operations are undertaken from the office of our consultant in Alberta, Canada, without charge to us.

ITEM 4A.

UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Certain statements contained in this report, including statements regarding the anticipated development and expansion of our business, our intent, belief or current expectations, our directors or officers, primarily with respect to the future operating performance of Coastal Pacific and the products we expect to offer and other statements contained herein regarding matters that are not historical facts, but are “forward-looking” statements.  Future filings with the SEC, future press releases and future oral or written statements made by us or with our approval, which are not statements of historical fact, may contain forward-looking statements, because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

All forward-looking statements speak only as of the date on which they are made.  We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

Unless otherwise stated, all amounts shown in this “Operating and Financial Review” section of this report are in Canadian Dollars.

Overview

As a natural resource exploration company our focus is to locate prospective properties that may host mineral reserves that could eventually be put into mining production.  With this in mind, we have to this date identified and secured one property in the Province of British Columbia, Canada, identified as the Violet East Claim.  We do not intend to use any employees, with the exception of part-time clerical assistance on an as-needed basis.  Outside advisors, attorneys or consultants will only be used if they can be obtained for a minimal cost or on a deferred payment basis.  Management is confident that it will be able to operate in this matter and continue during the next twelve (12) months.

PLAN OF OPERATIONS

We intend to retain the required geological consultants to undertake a work program on our Violet East Claims.  We have budgeted a total of $100,000 for exploration costs related to these claims.  To date we have expended $40,000 from those funds towards a geologist and a visit to the property for sampling.  Our management believes that the $100,000 budgeted will be sufficient to carry out the exploration program on the claims over the next twelve months.  Due to weather conditions we expect that an exploration  program to be designed from the sampling recently undertaken will commence in the early spring of 2009.

Results of Operations for Fiscal Years Ended April 30, 2008 and April 30, 2007.

From formation on March 27, 2007, we have concentrated on formative activities, the acquisition of our mineral claims, and we have undertaken one visit to the property with a qualified geologist and management.

Net losses for the period ending April 30, 2008 and April 30, 2007, were $98,796 and $42,609 respectively and relate mainly to consulting fees for fiscal 2008 of $70,292 as compared to $25,000 for fiscal 2007.  The increase in fees was due to limited operations during 2007 as we were incorporated in March 2007 as compared to fees for 2008.

We had total assets of $167,272 at April 30, 2008 and $95,347 as at April 30, 2007. These assets are comprised mainly of cash in 2008 and cash and deposits in 2007.

We had total current liabilities of $131,277 at April 30, 2008 compared to no current liabilities at April 30, 2007.   The total current liabilities include a related party loan of $125,768 and accounts payable of $5,509 and there are no comparative results as the related party loan was a longterm liability of $125,556.  This related party liability represents a loan made by 961266 Alberta Inc., a stockholder of the Company, to us for operations.

At April 30, 2008, we had working capital of $35,995 as compared to working capital of $95,347 at April 30, 2007.   This change in working capital was due to the reclassification of longterm debt to current debt.  We expect to continue to incur losses for the foreseeable future and there can be no assurance that we will achieve or maintain revenues or profitability, or establish or sustain future growth.

Revenue; Cost of Revenue

We did not earn any revenues during fiscal 2008 or fiscal 2007.  We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties.  We can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

General and Administrative Expenses

General and administrative expenses were $86,195 for the fiscal year ended April 30, 2008 as compared to $42,609. for the fiscal  year ended April 30, 2007.   The increase in expenses was due to an increase in consulting fees related to the property and professional fees incurred as a result of our recent prospectus offering.  We expect such expenses to increase as our operations grow, of which there is no assurance.

Liquidity and Capital Resources

At April 30, 2008, our total assets of $167,272  ($95,347 as at April 30, 2007) exceeded our current liabilities of $131,277 (nil as at April 30, 2007).  The increase in current assets from fiscal 2008 over fiscal 2007 was due to the completion of our prospectus offering whereby we raised a total of $165,000 by way of the sale of 5,500,000 shares of common stock.  The increase in our liabilities from fiscal 2008 to fiscal 2007 was mainly due to the reclassification of a related party loan of $125,768 from a long-term liability to a current liability.  We expect to meet our cash requirements for the next twelve months from our current cash on hand, but if that is not sufficient, we may need to raise additional capital to continue operations.  There can be no assurance that financing will be available to us in an amount and on terms acceptable to us, as and when required, or at all.

Our financial statements are reported in U.S. GAAP, however, despite the requirements, all of our business operations may be conducted in Canadian dollars and therefore our financial statements and the information in this report is presented in Canadian dollars unless otherwise stated.  We have provided a summary regarding historical exchange rates between these currencies at the beginning of this report under “Financial Information”.

Research and Development, patents and licenses, etc.

We do not undertake any research and development activities.

Trend Information

We are an exploration stage company with an objective of acquiring, exploring, and if warranted and feasible in the future, developing natural resource properties.  Our primary focus in the natural resource sector is gold.

Mr. Garland Stevens, a member on our Board of Directors, has extensive experience in the natural resource industry.  However, to take a resource property that hosts a viable ore deposit into mining production, takes a considerable amount of time and money, and the subsequent return on investment for our stockholders would be very long-term indeed.  We therefore anticipate selling any ore bodies that we may discover to a major mining company.  Most major mining companies obtain their ore reserves through the purchase of ore bodies found by junior exploration companies.  Although these major mining companies do some exploration work themselves, many of them rely on the junior resource exploration companies to provide them with future deposits for them to mine.  By selling a deposit found by us to these major mining companies, it would provide an immediate return to our stockholders without the long time frame and cost of putting a mine into operation ourselves, and would also provide future capital for us to continue operations.

The search for valuable natural resources as a business is extremely risky.  We can provide investors with no assurance that the claim we have acquired in British Columbia, Canada, contains commercially exploitable reserves.  Exploration for natural reserves is a speculative venture involving substantial risk.  Few properties that are explored are ultimately developed into producing commercially feasible reserves.  Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts.  In such a case, we would be unable to complete our business plan and any money spent on exploration would be lost.

Fluctuations in Operating Results

Our annual operating results are likely to fluctuate significantly in the future as a result of numerous factors, including, among others:

•

The availability of adequate financing;

•

Our ability to develop an organization infrastructure and effective management systems;

•

The success of our exploration and development programs;

•

The adoption of new disclosure and/or corporate governance requirements associated with the maintenance of our status as a publicly reporting issuer;

•

Potential lawsuits involving our exploration activities or other matters; and

•

Fluctuations in commodity prices.

Impact of Inflation

We do not believe that inflation has had a material effect on our business.

Off Balance Sheet Arrangements

We do not have any off balance sheet arrangements as of the date of this Report.

Contractual Obligations

We are party to a Loan Agreement dated April 27th, 2007, between 961266 Alberta Inc.,  a stockholder of the Company, as Lender, and Coastal Pacific Mining Corp., as Debtor, wherein the Lender provided us with $125,000 (the “Principal Sum”) on the terms and conditions that we repay the Principal Sum, together with interest thereon or on so much as from time to time remains unpaid, at the rate of 10% per annum (the “Interest Rate”), calculated as well after as before maturity, default or judgment, until the principal sum and interest is paid.  An amount of $12,400 dollars of the debt was repaid by way of direction from the lender to apply against certain share subscriptions.  The principal amount of the loan is $112,600 plus accrued interest of $13,168 bringing the total amount outstanding at April 30, 2008 to $125,768.  Interest at the Interest Rate on the loan amount, computed from the respective dates of such loan or reductions thereto will become due and be paid on March 27, 2009.

Coastal Pacific Mining Corp. As At April 30, 2008
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
	Payments due by period
CONTRACTUAL OBLIGATIONS	Total(1)	Less than one year	1-3 years(1)	3-5 years	More than 5 years
Short term Debt	$125,768	$125,768	0	0	0
Total	$125,768	$125,768	0	0	0

(1)  Includes interest at the rate of Ten (10%) percent per annum.

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)  Directors and Senior Management

The Executive Officers and Directors of Coastal Pacific and their ages are as follows:

Name	Age	Position	Date Elected
Larry Taylor Suite 29, 29 Templeton Drive Vancouver, British Columbia, Canada V5L 4M9	58	President Director	March 27, 2007
Garland Bruce Stevens Box 1041, 1502 Glacier Drive Stewart, British Columbia, Canada V0T 1W0	32	Secretary-Treasurer Director	March 27, 2007

The following are brief biographies of our directors and officers:

Larry Taylor – President and Director

Mr. Taylor became a Director and President of Coastal Pacific on March 27, 2007.  Mr. Taylor has extensive experience as an IT Professional in the areas of design, development and implementation of high level technical solutions.  In 2004, Mr. Taylor was elected as a Director of Calcite Corp., an IT company, and to date he remains as a Director of Calcite Corp.  In 2006, Mr. Taylor was elected as a  Director and appointed President of Phoenix Two Investment Corp., a company specializing in start-ups.  To date, Mr. Taylor remains as a Director and President of Phoenix Two Investment Corp.  He has worked extensively in senior management positions and has acted as Project Management and Developer providing websites, marketing and promotion for several new companies seeking financing.

Garland Bruce Stevens – Director and Secretary-Treasurer

Mr. Stevens became a Director and Secretary-Treasurer of Coastal Pacific on March 27, 2007.  Mr. Stevens has 13 years experience in the mining industry.  Mr. Stevens has been prospecting in the Stewart, British Columbia region for 12 years.  Mr. Stevens holds claim to properties that are in full exploration.  In 1993, he did soil sampling for Las Minerals Ltd. in the Red Mountain Project and core splitting for First Dynasty Mines Ltd. in the Yukon.  Since 1995, Mr. Stevens has held the position of Environmental Coordinator with Westmin Resources and Bolidane Ltd., a mining company, at the Premier Gold Project.

There are no family relationships among our officers, directors, or persons nominated for such positions.

Involvement in Certain Legal Proceedings

We are not aware of any material legal proceedings that have occurred within the past five years concerning any director, director nominee, or control person which involved a criminal conviction, a pending criminal proceeding, a pending or concluded administrative or civil proceeding limiting one’s participation in the securities or banking industries, or a finding of securities or commodities law violations.

Executive Compensation

None of our officers have received or earned any compensation or bonus for services rendered for the fiscal years 2007 and 2008.

We do not maintain key-man life insurance for any of our executive officers or directors.

We do not have any long-term compensation plans or stock option plans.

B.  Compensation of Directors

No director has received any type of compensation from us for serving as such.  No arrangements are presently in place regarding compensation to directors for their services as directors or for committee participation or special assignments.

We do not have any pension or profit sharing plans.  We may change or increase salaries as our profits and cash flow allow; however, there are no present plans to do so.

C.  Board Practices

The directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected.  Executive officers serve at the discretion of the Board of Directors.

There are no employment contracts with any officers or directors.

D.  Employees

As of the date of this annual report, our operations are carried out by our President and Director, Larry Taylor, on a part time basis.  Mr. Taylor has allocated up to 8 hours per week on our business and plans to allocate time to our requirements as he sees fit, in his sole discretion.  There are no full-time employees.  There has been no salary or compensation paid, earned, or accrued to any of the officers and directors and there are no plans to pay, earn, or accrue any compensation until such time as we have sufficient capital and/or revenues to do so, of which there is no assurance.  We will hire outside geological consultants to undertake the exploration work on our existing mineral claims.  We have hired outside accounting and consulting for all accounting and required regulatory filings and these consultants are compensated on an hourly basis for their work.   All other activities are carried out by Mr. Taylor who currently provides, and will continue to provide his services as required for no compensation until such time as we can afford to pay for his services, of which there is no assurance.  There is no compensation accrual or back pay allowance.

E. Share Ownership

Below is the Share Ownership of our Officers and Directors.

Beneficial Owner	Shares	Percent of total issued (1)
Larry Taylor #29, 29 Templeton Drive Vancouver, British Columbia V5L 4M9	3,200,000	17.9%
Garland Stevens 1502 Glacier Drive Stewart, British Columbia V0T 1W0	-0-	0%(2)
All Executive Officers and Directors as a Group (2 persons)	3,200,000	17.9%

(1)  Based on 17,900,000 Common Shares issued and outstanding on October 15, 2008.

(2)  Mr. Stevens had previously held a total of 3,200,000 Common Shares which he acquired pursuant to a loan agreement with our major stockholder.    The major stockholder currently holds those shares due to a default under the loan agreement due on July 31, 2008 which was noticed and effected on August 7, 2008.

We do not presently have any stock option plans.  There are no arrangements for involving employees in the capital of the Company at this time.

ITEM 7.

MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.

Major Stockholders

The following table sets forth certain information, as of October 15, 2008, concerning the ownership of our Common Shares by each person who, to the best of our knowledge, beneficially owned on that date more than 5% of our outstanding Common Shares.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities.  In accordance with SEC rules, shares of Common Shares issuable upon the exercise of options or warrants which are currently exercisable or which become exercisable within 60 days following the date of the information in this table are deemed to be beneficially owned by, and outstanding with respect to, the holder of such option or warrant.  Except as indicated by footnote, and subject to community property laws where applicable, to our knowledge, each person listed is believed to have sole voting and investment power with respect to all shares of Common Shares owned by such person.

Beneficial Owner	Shares	Percent of total issued (1)
Larry Taylor #29, 29 Templeton Drive Vancouver, British Columbia V5L 4M9	3,200,000	17.9%
961266 Alberta Inc. (2) 619 – 22nd Avenue N.W. Calgary, Alberta T2P 1N8	9,200,000	51.4%

(1)  Based on 17,900,000 shares issued and outstanding on October 15, 2008.

(2)  Vern Gerlitz is 100% Stockholder of 961266 Alberta Inc. and, accordingly, has the voting and dispositive power over such shares.

Our major stockholders do not have voting rights that differ from the other holders of shares of our Common Shares.

We are not aware of any arrangements that would result in a change in control of our Company at a subsequent date.

B.

 Related Party Transactions

(i)

Acquisition of Mineral Claim

On April 30, 2007, we entered into a letter agreement with Garland Stevens, our Secretary Treasurer and a director of the Company (the “Vendor”) to purchase an interest in Tenure number 530021, Event Number 4150607, which property is more particularly described as the Violet East Mineral Claim, located in the Liard Mining Division on the Klastline Plateau within the Stikine Arch of northwestern British Columbia.  The acquired property consists of approximately 431 hectares.  Under the terms of the letter agreement, we will pay to the Vendor cash consideration of $15,000.  Such amount was paid during the fiscal year ending April 30, 2007.

(ii)

Loan agreement

We received an advance of $556 for operations on incorporation and on March 27, 2007, we entered into a loan agreement with 961266 Alberta Inc., a stockholder of the Company (the “Lender”), for $125,000 bringing the total amount due to $125,556.  The Lender converted a total of $12,400 in loan proceeds to share subscriptions.  As at April 30, 2008 the outstanding loan balance totaled $125,768 including interest accrued during the year totaling $12,613.

A.

Interests of Experts and Counsel

Not Applicable.

ITEM 8.

FINANCIAL INFORMATION

A.

Financial Statements, and Other Financial Information

The required audited financial statements for the fiscal years ended April 30, 2008 and 2007  are provided at the end of this annual report starting on Page F-1.

B.

Significant Changes

Other than as disclosed herein, no significant change has occurred in our financial statements since the fiscal year ended April 30, 2008.

ITEM 9.

THE OFFER AND LISTING

Our common stock is quoted for trading on the OTC Bulletin Board under the symbol "CPMCF".  Our common stock was approved for quotation on October 7, 2008 .  We have no other classes of stock quoted on any markets.

As of October 15, 2008, there have been no trades of our common stock.

B.

Plan of Distribution

Not applicable.

C.

Markets

Our common stock has been quoted on the OTC Bulletin Board since October 7, 2008.  It currently trades under the symbol "CPMCF".

D.

Selling Stockholders

Not applicable.

E.

Dilution

Not applicable.

F.

Expenses of the Issue

Not applicable.

ITEM 10.

ADDITIONAL INFORMATION

A.

Share Capital

Not applicable.

B.

Memorandum and Articles of Association

Common Shares

We are authorized to issue an unlimited number of Common Shares without par value, of which 17,900,000 shares are issued and outstanding as of our fiscal year ended April 30, 2008. Holders of shares of our Common Shares are entitled to one (1) vote per share on all matters to be voted upon by the stockholders generally.  The holders of shares of Common Shares have no preemptive, conversion, subscription or cumulative voting rights.  Each holder of our Common Shares is entitled to one (1) vote for each share held of record on all matters submitted to the vote of stockholders, including the election of directors.  All of the shares issued have been fully paid.

Preferred Stock

We are authorized to issue an unlimited number of Preferred Shares (“Preferred Shares”).  As at our fiscal year ended April 30, 2008 there were no Preferred Shares issued.  Our board of directors has the right, without stockholder approval, to issue Preferred Shares with rights superior to the rights of the holders of shares of Common Shares.  As a result, Preferred Shares could be issued quickly and easily, adversely affecting the rights of holders of Common Shares and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.

A.

Memorandum and Articles of Association

We were established pursuant to the issuance on March 27, 2007, of a Certificate of Incorporation by the Registrar of Corporations of the Province of Alberta pursuant to the provisions of the Alberta Business Corporations Act (the “ABCA”).  Our Alberta Corporate Access Number is 2013101130.  We, having a primary place of business in the Province of Alberta, were also issued a Certificate of Registration as an extra-provincial company under the British Columbia Business Corporations Act, on April 26, 2007.  Our Articles of Incorporation (the “Articles”) provide that there are no restrictions on the nature of the business that we may carry on.

1.

A majority of the directors or of a committee of directors holding office at the time of the meeting constitutes a quorum provided that no business may be transacted unless at least half of the directors present are resident Canadians.  Business cannot be transacted without a quorum.  A quorum of directors may vote on any matter of business properly brought before the meeting provided that where a director is a party to a material contract or proposed material contract or is a director or an officer of or has a material interest in any person who is a party to a material contract or proposed material contract with us, such director must disclose his or her interest at the earliest possible date, request the conflict be noted in the minutes of the meeting, and with a few limited exceptions enumerated in the By-Laws, refrain from voting on the matter in which the director has a conflict of interest.  There is no limitation on the Board of Directors to vote on matters of their remuneration as a director, officer, employee or agent of Coastal Pacific or of an affiliate of Coastal Pacific.

2.

The Board of Directors may, without authorization of our stockholders:

(a)

borrow money on credit;

(b)

issue, reissue, sell or pledge debt obligations;

(c)

subject to restrictions respecting financial assistance prescribed in the ABCA, give a guarantee on our behalf to secure performance of an obligation of any person; and

(d)

mortgage, hypothecate, pledge or otherwise create a security interest in all or any property, owned or subsequently acquired, to secure any obligation.

The directors may, by resolution, delegate to a director, a committee of directors or an officer all or any of the foregoing borrowing powers.

A person is qualified to be or stand for election as a director provided such person is at least 18 years of age, is not a bankrupt and is not mentally incapacitated pursuant to applicable Alberta mental health legislation or pursuant to an order of the Alberta courts.  There is no provision in our Articles or By-Laws relating to the retirement or non-retirement of directors under an age limit requirement.  There is also no requirement in our Articles or By-Laws for a director to hold our shares.

3.

We are authorized to issue an unlimited number of shares designated as Common Shares and an unlimited number of shares designated as Preferred Shares.  The Common Shares have attached to them the following rights, privileges, restrictions and conditions.

(a)

Except for meetings at which only holders of another specified class or series of our shares are entitled to vote separately as a class or series, each holder of a Common Share is entitled to receive notice of, to attend and to vote at all meetings of our stockholders.

(b)

Subject to the rights, privileges, restrictions and conditions attached to any other class of our shares, the holders of our Common Shares are entitled to receive dividends if, as and when declared by our directors.

(c)

Subject to the rights, privileges, restrictions and conditions attached to any other class of our shares, the holders of our Common Shares are entitled to share equally in our remaining property upon liquidation, dissolution or winding-up of our Company.

The Preferred Shares have attached to them the following rights, privileges, restrictions and conditions.

(a)

The Preferred Shares may be issued in one or more series, each being comprised of the number of shares with the designation, rights, privileges, restrictions and conditions attached to that series of Preferred Shares, including the rate or amount of dividends or the method of calculating dividends, the dates of payment of dividends, the redemption, purchase and/or conversion prices and terms and conditions of redemption, purchase and/or conversion, and any sinking fund or other provisions, as our board of directors may fix from time to time.

(b)

The Preferred Shares of each series shall, with respect to the payment of dividends and the distribution of assets or return of capital in the event of liquidation, dissolution or winding-up of our Company, whether voluntary or involuntary, or any other return of capital or distribution of our assets among our stockholders for the purpose of winding up its affairs, rank on a parity with the Preferred Shares of every other series and be entitled to preference over the Common Shares and over any other shares ranking junior to the Preferred Shares.  The Preferred Shares of any series may also be given other preferences, not inconsistent with the Articles, over the Common Shares and any other shares of Coastal Pacific ranking junior to the Preferred Shares of a series as may be fixed by the Board of Directors.

(c)

If any cumulative dividends or amounts payable on the return of capital in respect of a series of Preferred Shares are not paid in full, all series of Preferred Shares shall participate rateably in respect of accumulated dividends and return of capital.

(d)

Unless the directors otherwise determine in the articles of amendment designating a series of Preferred Shares, the holder of each share of a series of Preferred Shares shall not, as such, be entitled to receive notice of or vote at any meeting of stockholders, except as otherwise specifically provided in the ABCA.

4.

Under the ABCA, any substantive change to our  Articles (including, but not limited to, change of any maximum number of shares that we are authorized to issue, creation of new classes of shares, add, change or remove any rights, privileges, restrictions and conditions in respect of all or any of its shares, whether issued or unissued, change the shares of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares of other classes or series) or other fundamental changes to our capital structure, including a proposed amalgamation or continuance out of the jurisdiction, requires stockholder approval by not less than 2/3 of the votes cast by stockholders voting in person or by proxy at a stockholders’ meeting called for that purpose.  In certain prescribed circumstances, holders of shares of a class or of a series are entitled to vote separately as a class or series on a proposal to amend the Articles whether or not shares of a class or series otherwise carry the right to vote.  The holders of a series of shares of a class are entitled to vote separately as a series only if the series is affected by an amendment in a manner different from other shares of the same class.

5.

Our  By-Laws provide that the Board of Directors shall call an annual meeting of stockholders to be held not later than eighteen months after the date of incorporation and subsequently, not later than fifteen months after holding the last preceding annual meeting.  Our By-Laws provide that the Board of Directors, the managing director or the President may at any time call a special meeting of stockholders.  Only the registered holders of shares are entitled to receive notice of and vote at annual and special meetings of stockholders, except to the extent that:

(a)

if a record date is fixed, the person transfers ownership of any of the person’s shares after the record date; or

(b)

if no record date is fixed, the person transfers ownership of any of the person’s shares after the date on which the list of stockholders is prepared; and

(c)

the transferee of those shares:

(i)

produces properly endorsed share certificates; or

(ii)

otherwise establishes ownership of the shares; and

(iii)

demands, not later than ten (10) days before the meeting, that the transferee’s name be included in the list before the meeting, in which case the transferee is entitled to vote the shares.

The ABCA also permits the holders of not less than 5% of the issued voting shares to give notice to the directors requiring them to call and hold a meeting.

The only persons entitled to be present at a meeting of stockholders are:

(a)

Stockholders entitled to vote at the meeting;

(b)

Directors;

(c)

the auditor of Coastal Pacific; and

(d)

any others who, although not entitled to vote, are entitled or required under any provision of the ABCA, any unanimous stockholder agreement, the Articles or the By-laws to be present at the meeting.

Any other person may be admitted only on the invitation of the Chairperson of the meeting or with the consent of the meeting.

6.

There are no restrictions in our Articles or By-Laws on the number of shares that may be held by non-residents other than restrictions set out in the Investment Canada Act (Canada).

7.

There are no specific provisions in our Articles or By-Laws that have the effect of delaying, deferring or preventing a change of control and that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries).  Notwithstanding this, the Board of Directors, under the general powers conferred to it under our By-Laws, have the authority to approve and invoke a stockholders rights plan that will protect stockholders from unfair, abusive or coercive take-over strategies, including the acquisition or control by a bidder in a transaction or series of transactions that does not treat all stockholders equally or fairly or that does not afford all stockholders an equal opportunity to share in any premium paid upon an acquisition of control.  We have not adopted such a plan.

8.

There are no provisions in our By-Laws regarding public disclosure of individual shareholdings.

9.

We were incorporated as an Alberta corporation on March 27, 2007.  With respect to items 2 through 8 above, the law applicable to us in the Province of Alberta in these areas is not significantly different from that in the United States.

10.

Not applicable.

Limitation of Liability of Directors and Indemnification of Directors and Officers

Alberta Corporate Law

Under the Alberta Business Corporations Act (the "ABCA"), we may indemnify any director, officer, employee, or corporate agent "who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation" due to his corporate role.  The ABCA extends this protection "against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with the action, suit or proceeding if he acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful."

Article 6 of our By-laws, as described above, provides for indemnification of its officers and directors to the fullest extent permitted by law.

Specifically, Section 6 of our By-laws provides for:

6.01 Conflict of Interest:  A director or officer shall not be disqualified by his office, or be required to vacate his office, by reason only that he is a party to, or is a director or officer or has a material interest in any person who is a party to, a material contract or proposed material contract with the Corporation or subsidiary thereof.  Such a director or officer shall, however, disclose the nature and extent of his interest in the contract at the time and in the manner provided by the ABCA.  Any such contract or proposed contract shall be referred to the Board or stockholders for approval even if such contract is one that in the ordinary course of the Corporation's business would not require approval by the Board or stockholders.  Subject to the provisions of the ABCA, a director shall not by reason only of his office be accountable to the Corporation or to its stockholders for any profit or gain realized from such a contract or transaction, and such contract or transaction shall not be void or voidable by reason only of the director's interest therein, provided that the required declaration and disclosure of interest is properly made, the contract or transaction is approved by the directors or stockholders, and it is fair and reasonable to the Corporation at the time it was approved and, if required by the ABCA, the director refrains from voting as a director on the contract or transaction and absents himself from the director's meeting at which the contract is authorized or approved by the directors, except attendance for the purpose of being counted in the quorum.

6.02 Limitation of Liability:  Every director and officer of the Corporation in exercising his powers and discharging his duties shall act honestly and in good faith with a view to the best interest of the Corporation and exercise the care, diligence and skill that a reasonable and prudent person would exercise in comparable circumstances.  Subject to the foregoing, no director or officer for the time being of the Corporation shall be liable for the acts, receipts, neglects or defaults of any other director or officer or employee or for joining in any receipt or act of conformity, or for any loss, damage, or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired by the Corporation or for or on behalf of the Corporation or the insufficiency or deficiency of any security in or upon which any of the monies of or belonging to the Corporation shall be placed out or invested or for any loss, conversion, misapplication or misappropriation of or any damage resulting from any dealings with any monies, securities or other assets belonging to the Corporation or for any other loss, damage or misfortune whatever which may happen in the execution of the duties of his respective office or trust in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the ABCA and the regulations thereunder or from liability for any breach thereof.  The directors for the time being of the Corporation shall not be under any duty or responsibility in respect of any contract, act or transaction whether or not made, done or entered into the name or on behalf of the Corporation, except such as shall have been submitted to and authorized or approved by the Board.

6.03 Indemnity:  Subject to the ABCA, the Corporation shall indemnify a director or officer, a former director or officer, or a person who acts or acted at the Corporation's request as a director or officer of a body corporate of which the Corporation is or was a stockholder or creditor, and his heirs, executors, administrators and other legal representatives, from and against,

(a)

any liability and all costs, charges and expenses that he sustains or incurs in respect of any action, suit or proceeding that is proposed or commenced against him for or in respect of anything done or permitted by him in respect of the execution of the duties of his office; and

(b)

all other costs, charges and expenses that he sustains or incurs in respect of the affairs of the Corporation, except where such liability relates to his failure to act honestly and in good faith with a view to the best interests of the Corporation.

The Corporation shall also indemnify such persons in such other circumstances as the ABCA permits or requires.  Nothing in this Section shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this Section.

6.04 Insurance:  Subject to the ABCA, the Corporation may purchase and maintain insurance for the benefit of any person referred to in the preceding section against any liability incurred by him in his capacity as a director or officer of the Corporation or of any body corporate where he acts or acted in that capacity at the Corporation's request.

No indemnification agreements have been entered into with officers and directors of Coastal Pacific as of the date of this Annual Report.

C.

Material Contracts

We are a party to a Loan Agreement dated April 27, 2007, between 961266 Alberta Inc., a stockholder of the Company, as Lender, and Coastal Pacific Mining Corp., as Debtor, wherein the Lender provided us with One Hundred and Twenty Five Thousand (Cdn$125,000) dollars (the “Principal Sum”) on the terms and conditions that we repay the Principal Sum , together with interest thereon or on so much as from time to time remains unpaid, at the rate of Ten (10%) percent, per annum (the “Interest Rate”), calculated as well after as before maturity, default or judgment, until the principal sum and interest is paid.  Interest at the Interest Rate on the amounts from time to time advanced, computed from the respective dates of such advances will become due and be paid on March 27, 2009.

Subsequent to April 30, 2007, the Company received instruction from the Debtor to convert the Twelve Thousand Four Hundred (Cdn$12,400) dollars of the principal amount of the loan to share subscriptions for 961266 Alberta Inc., Larry Taylor and Garland Stevens.  As at the date of this filing, the principal amount of the Loan is One Hundred and Twelve Thousand Six Hundred (Cdn$112,600) dollars.

We are party to a Letter Agreement dated and made effective the 30th day of April, 2007, between Garland Bruce Stevens, our Secretary Treasurer and a director, as Vendor, and Coastal Pacific Mining Corp., as Buyer, wherein we acquired Mineral Title to Tenure No. 530021, known as the Violet East claim, consisting of 14 Claims (223 Units) within the property known as the Axe Property, for the purchase price of Fifteen Thousand (Cdn$15,000.) dollars.

D.

Exchange Controls

As of the date hereof, there are no governmental laws, decrees or regulations in Canada on the export or import of capital, or which impose foreign exchange controls or affect the remittance of interest, dividends or other payments to non-resident holders of our common stock.  However, dividends paid to U.S. residents, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the stockholder is a corporation owning at least 10% of the outstanding voting shares of our company pursuant to Article X of the reciprocal tax treaty between Canada and the U.S. (see Item 10E "Taxation" below).

Except as provided in the Investment Canada Act, which has provisions that restrict the holding of voting shares by non-Canadians, there are no limitations specific to the rights of non-Canadians to hold or vote our common shares under the laws of Canada or Alberta, or in our charter documents.  The following summarizes the principal features of the Investment Canada Act for non-Canadian residents proposing to acquire our common shares.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal advice to any holder or prospective holder of our common shares, and no opinion or representation to any holder or prospective holder of our common shares is hereby made.  Accordingly, holders and prospective holders of our common shares should consult with their own legal advisors with respect to the consequences of purchasing and owning our common shares.

The Investment Canada Act governs the acquisition of Canadian businesses by non-Canadians.  Under the Investment Canada Act, non-Canadian persons or entities acquiring "control" (as defined in the Investment Canada Act) of a corporation carrying on business in Canada are required to either notify, or file an application for review with, Industry Canada.  Industry Canada may review any transaction which results in the direct or indirect acquisition of control of a Canadian business, where the gross value of corporate assets exceeds certain threshold levels (which are higher for investors from members of the World Trade Organization, including United States residents, or World Trade Organization member-controlled companies) or where the activity of the business is related to Canada’s cultural heritage or national identity.  No change of voting control will be deemed to have occurred, for purposes of the Investment Canada Act, if less than one-third of the voting control of a Canadian corporation is acquired by an investor.

If an investment is reviewable under the Investment Canada Act, an application for review in the form prescribed is normally required to be filed with Industry Canada prior to the investment taking place, and the investment may not be implemented until the review has been completed and the Minister responsible for the Investment Canada Act is satisfied that the investment is likely to be of net benefit to Canada.  If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, the non-Canadian applicant must not implement the investment, or if the investment has been implemented, may be required to divest itself of control of the Canadian business that is the subject of the investment.

Certain transactions relating to our common stock would be exempt from the Investment Canada Act, including:

(a)

the acquisition of our common stock by a person in the ordinary course of that person’s business as a trader or dealer in securities;

(b)

the acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Canada Act; and

(c)

the acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control in fact of our company, through ownership of our common stock, remains unchanged.

29

E.

Taxation

Material Canadian Federal Income Tax Consequences

We consider that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common stock who is a resident of the United States, who is not, will not be and will not be deemed to be a resident of Canada for purposes of the Income Tax Act (Canada) and any applicable tax treaty and who does not use or hold, and is not deemed to use or hold, his common stock in the capital of our company in connection with carrying on a business in Canada (a "non-resident holder").

This summary is based upon the current provisions of the Income Tax Act, the regulations thereunder (the "Regulations"), the current publicly announced administrative and assessing policies of the Canada Revenue Agency and the Canada- United States Tax Convention (1980), as amended (the "Treaty").  This summary also takes into account the amendments to the Income Tax Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the "Tax Proposals") and assumes that all such Tax Proposals will be enacted in their present form.  However, no assurances can be given that the Tax Proposals will be enacted in the form proposed, or at all.  This summary is not exhaustive of all possible Canadian federal income tax consequences applicable to a holder of our common stock and, except for the foregoing, this summary does not take into account or anticipate any changes in law, whether by legislative, administrative or judicial decision or action, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax consequences described herein.

This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any particular holder or prospective holder of our common stock, and no opinion or representation with respect to the tax consequences to any holder or prospective holder of our common stock is made.  Accordingly, holders and prospective holders of our common stock should consult their own tax advisors with respect to the income tax consequences of purchasing, owning and disposing of our common stock in their particular circumstances.

Dividends

Dividends paid on our common stock to a non-resident holder will be subject under the Income Tax Act to withholding tax which tax is deducted at source by our company.  The withholding tax rate for dividends prescribed by the Income Tax Act is 25% but this rate may be reduced under the provisions of an applicable tax treaty. Under the Treaty, the withholding tax rate is reduced to 15% on dividends paid by our company to residents of the United States and is further reduced to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting stock of our company.

The Treaty provides that the Income Tax Act standard 25% withholding tax rate is reduced to 15% on dividends paid on stock of a corporation resident in Canada (such as our company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation resident in the United States that owns at least 10% of the voting stock of the corporation paying the dividend.

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act in respect of a capital gain realized upon the disposition of a common share of our company unless such share is "taxable Canadian property" (as defined in the Income Tax Act) of the non-resident holder.  Our common stock generally will not be taxable Canadian property of a non-resident holder unless the non-resident holder alone or together with non-arm’s length persons owned, or had an interest in an option in respect of, not less than 25% of the issued stock of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of the stock.  In the case of a non-resident holder resident in the United States for whom stock of our company are taxable Canadian property, no Canadian taxes will generally be payable on a capital gain realized on such stock by reason of the Treaty unless the value of such stock is derived principally from real property situated in Canada.

Material United States Federal Income Tax Consequences

The following is a general discussion of certain possible United States Federal foreign income tax matters under current law, generally applicable to a U.S. Holder (as defined below) of our common stock who holds such stock as capital assets.  This discussion does not address all aspects of United States Federal income tax matters and does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder.  In addition, this discussion does not cover any state, local or foreign tax consequences.  See "Certain Canadian Federal Income Tax Consequences" above.

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time.  In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.  No assurance can be given that the IRS will agree with such statements and conclusions, or will not take, or a court will not adopt, a position contrary to any position taken herein.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal, business or tax advice to any holder or prospective holder of our common stock, and no opinion or representation with respect to the United States Federal income tax consequences to any such holder or prospective holder is made.  Accordingly, holders and prospective holders of common shares are urged to consult their own tax advisors with respect to Federal, state, local, and foreign tax consequences of purchasing, owning and disposing of our common shares.

U.S. Holders

As used herein, a "U.S. Holder" includes a holder of less than 10% of our common shares who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for United States tax purposes and any other person or entity whose ownership of our common stock is effectively connected with the conduct of a trade or business in the United States.  A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common stock is not effectively connected with the conduct of a trade or business in the United States and stockholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

Distributions

The gross amount of a distribution paid to a U.S. Holder will generally be taxable as dividend income to the U.S. Holder for United States federal income tax purpose to the extent paid out of our current or accumulated earnings and profits, as determined under United States federal income tax principles.  Distributions which are taxable dividends and which meet certain requirements will be "unqualified dividend income" and taxed to U.S. Holders at a maximum United States federal rate of 15%.  Distributions in excess of our current and accumulated earnings and profits will be treated first as a tax-free return of capital to the extent the U.S. Holder’s tax basis in the common stock and, to the extent in excess of such tax basis, will be treated as a gain from a sale or exchange of such stock.

Capital Gains

In general, upon a sale, exchange or other disposition of common stock, a U.S. Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other distribution and the U.S. Holder’s adjusted tax basis in such stock.  Such gain or loss will be a United States source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the stock exceeds one year.  If the U.S. Holder is an individual, any capital gain will generally be subject to United States federal income tax at preferential rates if specified minimum holding periods are met.  The deductibility of capital losses is subject to significant limitations.

Foreign Tax Credit

A U.S. Holder who pays (or has had withheld from distributions) Canadian income tax with respect to the ownership of our common stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld.  Generally, it will be more advantageous to claim a credit because a credit reduces United States Federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer’s income subject to tax.  This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year.  There are significant and complex limitations which apply to the tax credit, among which is an ownership period requirement and the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its worldwide taxable income.  In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources.  Complex rules govern this classification process.  There are further limitations on the foreign tax credit for certain types of income such as "passive income", "high withholding tax interest", "financial services income", "shipping income", and certain other classifications of income.  The availability of the foreign tax credit and the application of these complex limitations on the tax credit are fact specific and holders and prospective holders of our common stock should consult their own tax advisors regarding their individual circumstances.

Passive Foreign Investment Corporation

We do not believe that we are a passive foreign investment corporation (a "PFIC") because we have realized no income, domestic or foreign.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets and stock from time to time, there is no assurance that we will not be considered a PFIC for any taxable year.  If we were treated as a PFIC for any taxable year during which a U.S. Holder held stock, certain adverse tax consequences could apply to the U.S. Holder.

If we are treated as a PFIC for any taxable year, gains recognized by such U.S. Holder on a sale or other disposition of stock would be allocated ratably over the U.S. Holder’s holding period for the stock.  The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, and an interest charge would be imposed on the amount allocated to such taxable year.  Further, any distribution in respect of stock in excess of 125% of the average of the annual distributions on stock received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above.  Certain elections may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status.  However, regardless of whether such elections are made, dividends paid by a PFIC will not be "qualified dividend income" and will generally be taxed at the higher rates applicable to other items of ordinary income.

We will establish an office for the Company in the U.S. and engage in a U.S. trade or business for U.S. tax purposes.  Therefore, future foreign source income should not result in the Company being classified as a PFIC.

U.S. Holders and prospective holders should consult their own tax advisors regarding the potential application of the PFIC rules to their ownership of our common stock.

F.

Dividends and Paying Agents

Not applicable.

G.

Statements by Experts

Not applicable.

H.

Documents on Display

Documents and agreements concerning our company may be viewed by appointment during regular business hours at 1530 9th Ave S.E., Calgary, Alberta.

I.

Subsidiary Information

Not Applicable

ITEM 11.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not applicable.

ITEM 12.

DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.

DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders.

Use of Proceeds

On January 7, 2008 our Registration Statement on Form F-1 under Commission file number 333-145707 was declared effective, enabling us to offer up to 5,500,000 shares of common stock of our company at a price of $0.03 per share.  On March 18, 2008 we accepted subscriptions for the entire offering from 18 investors, raising a total of $165,000.  No commissions were paid on any of the above issuance.  As of April 30, 2008, there are 17,900,000 issued and outstanding shares of common stock of which 6,400,000 shares are held by our officers and directors.

Following is the use of proceeds for actual expenses incurred for our account from January 7, 2008 to April 30, 2008 in connection with the issuance and distribution of the securities:

Expense	Amount of direct or indirect payments to directors, officers, general partners, 10% stockholders or affiliates of the Issuer	Amount of direct or indirect payments to others
Transfer agent	-	$670
Office and administration, including accounting	-	$3,466

Net proceeds of the offering after payment of the above costs were $160,864.

Following is a table detailing the use of net offering proceeds to April 30, 2008 from the offering of the securities.

Expenses	Amount of direct or indirect payments to directors, officers, general partners, 10% stockholders or affiliates of the Issuer	Amount of direct or indirect payments to others
Exploration activities	-	-
General working capital	-	-
Legal and accounting	-	-

The proceeds from our offering are to be used to fund our operations as described in the F-1 offering document incorporated for reference herein and as described in the annual report. See “Plan of Operation”.

ITEM 15.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e).  Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of April 30, 2008, because of the material weakness in our internal control over financial reporting (“ICFR”) described below, our disclosure controls and procedures were not effective.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our reports filed under the Exchange Act is accumulated and communicated to our management, including our principal executive officer and our principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Management’s Report On Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 14d-14(f).  Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

All internal control systems, no matter how well designed, have inherent limitations and may not prevent or detect misstatements.  Therefore, even those systems determined to be effective can only provide reasonable assurance with respect to financial reporting reliability and financial statement preparation and presentation.  In addition, projections of any evaluation of effectiveness to future periods are subject to risk that controls become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2008.  In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.   Based on its assessment, management concluded that, as of April 30, 2008, the Company’s internal control over financial reporting was not effective and that material weaknesses in ICFR existed as more fully described below.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected.  In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses as of April 30, 2008:

1.

Lack of an independent audit committee or audit committee financial expert, and no independent directors.  We do not have any members of the Board who are independent directors and we do not have an audit committee.  These factors may be counter to corporate governance practices as defined by the various stock exchanges and may lead to less supervision over management;

2.

Inadequate staffing and supervision within our bookkeeping operations.  We have one consultant involved in bookkeeping functions, who provides two staff members.  The relatively small number of people who are responsible for bookkeeping functions and the fact that they are from the same firm of consultants prevents us from segregating duties within our internal control system.  The inadequate segregation of duties is a weakness because it could lead to the untimely identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews which may result in a failure to detect errors in spreadsheets, calculations or assumptions used to compile the financial statements and related disclosures as filed with the SEC;

3.

Outsourcing of the accounting operations of our Company.   Because there are no employees in our administration, we have outsourced all of our accounting functions to an independent firm.  The employees of this firm are managed by supervisors within the firm and are not answerable to the Company’s management.  This is a material weakness because it could result in a disjunction between the accounting policies adopted by our Board of Directors and the accounting practices applied by the firm;

4.

Insufficient installation of information technology to assist in our accounting functions.  Because of a lack of working capital and personnel, we do not have any information technology software and hardware to assist in providing effective controls;

5.

Insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of US GAAP and SEC disclosure requirements;

6.

Ineffective controls over period end financial disclosure and reporting processes.

Changes in Internal Control Over Financial Reporting

As of April 30, 2008, management assessed the effectiveness of our internal control over financial reporting and based on that evaluation, they concluded that during the year ended April 30, 2008 and to date, the internal controls and procedures were not effective due to deficiencies that existed in the design or operation of our internal controls over financial reporting.  However, management believes these weaknesses did not have an effect on our financial results.  During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

Due to a lack of financial and personnel resources, we are not able to, and do not intend to, immediately take any action to remediate these material weaknesses.  We will not be able to do so until, if ever, we acquire sufficient financing and staff to do so.   We will implement further controls as circumstances, cash flow, and working capital permit.  Notwithstanding the assessment that our ICFR was not effective and that there were material weaknesses as identified in this report, we believe that our financial statements contained in our Annual Report on Form 20-F for the fiscal year ended April 30, 2008, fairly presents our financial position, results of operations and cash flows for the years covered thereby in all material respects.

Management believes that the material weaknesses set forth above were the result of the scale of our operations and are intrinsic to our small size.   Management believe these weaknesses did not have an effect on our financial results.

We are committed to improving our financial organization.   As part of this commitment, we will, as soon as funds are available to the Company (1) appoint outside directors to our board of directors sufficient to form an audit committee who will undertake the oversight in the establishment and monitoring or required internal controls and procedures; (2) create a position to segregate duties consistent with control objectives and to increase our personnel resources.  We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary and as funds allow.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to the temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

There were no changes in our internal control over financial reporting during the year ended fiscal April 30, 2008, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.

[RESERVED]

ITEM 16A.

AUDIT COMMITTEE FINANCIAL EXPERT

We presently do not have an audit committee and accordingly, we do not have an audit committee member who qualifies as an "audit committee financial expert" or who is "independent" as that is defined by Rule 4200(a)(15) of the NASDAQ Market Place Rules.  Our board of directors performs the same functions as an audit committee.  Since there are no independent members of the board, it is not feasible at this time to have an audit committee.

ITEM 16B.

CODE OF ETHICS

We have not adopted a written code of ethics.  We have not seen any need to adopt a written code of ethics on the basis that our corporate culture effectively deters wrongdoing and promotes honest and ethical conduct, full, fair and accurate, timely, and understandable disclosure in reports and documents, the compliance with applicable governmental laws, rules and regulations,  and prompt internal reporting.

ITEM 16C.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent auditors for the fiscal years ended April 30, 2008 and 2007 were Child, Van Wagoner & Bradshaw, PLLC of  Salt Lake City, Utah.

Audit Fees

The fees billed by Child, Van Wagoner & Bradshaw, PLLC for professional services rendered for the audit of our annual financial statements for the fiscal years ended April 30, 2008 and April 30, 2007  were $6,000 and $6,500  respectively.

Audit Related Fees

The fees billed for assurance and related services by Child, Van Wagoner & Bradshaw, PLLC relating to the performance of the audit or review of our financial statements for the fiscal year ended April 30, 2008 and April 30, 2007 respectively , which are not reported under the heading "Audit Fees" above, were Nil.

Tax Fees

For the fiscal years ended April 30, 2008 and 2007 respectively, the aggregate fees billed for tax compliance, tax advice and tax planning by Child, Van Wagoner & Bradshaw, PLLC were Nil.

All Other Fees

For the fiscal years ended April 30, 2008 and 2007 respectively, the aggregate fees billed by Child, Van Wagoner & Bradshaw, PLLC as applicable, for products and services, other than the services set out above, were Nil.

Audit Committee Pre-Approved Procedures

Our board of directors pre-approves all services provided by our principal accountant.  All of the services and fees described under the heading "Audit Fees", "Audit Related Fees", "Tax Fees" and "All Other Fees" above were reviewed and approved by our board of directors before the respective services were rendered and none of such services were approved by our board of directors pursuant to paragraph (c)(7)(i) of Rule 2-01 of Regulation S-X.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY OUR COMPANY AND AFFILIATED PURCHASERS

Not applicable.

PART III

ITEM 17.

FINANCIAL STATEMENTS

Our audited financial statements for the fiscal years ended April 30, 2008, and 2007 are provided herein starting on page F-1.

COASTAL PACIFIC MINING CORP.

FINANCIAL STATEMENTS

FOR THE PERIOD FROM INCEPTION (MARCH 27, 2007) TO

FISCAL YEAR END APRIL 30, 2008

REPORTED IN CANADIAN DOLLARS

Page

Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets	F-3

Statements of Operations	F-4

Statements of Stockholders’ Equity (Deficit)	F-5

Statements of Cash Flows	F-6

Notes to Financial Statements	F-7 to F-11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Officers and Directors

Coastal Pacific Mining Corp.

We have audited the accompanying balance sheets of Coastal Pacific Mining Corp. as of April 30, 2008 and 2007, and the related statements of operations, stockholders’ equity ( deficit), and cash flows for the years ended April 30, 2008 and 2007, and  for the period from inception (March 27, 2007) to April 30, 2008.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Pacific Mining Corp.  as of April 30, 2008 and 2007, and the results of its operations,  changes in stockholders’ equity (deficit)  and its cash flows for the years ended April 30, 2008 and 2007, and for the  period from inception (March 27, 2007) to April 30, 2008,   in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has incurred losses from operations, has a liquidity problem, and requires funds for its operational activities.  These factors raise substantial doubt that the Company will be able to continue as a going concern.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Child, Van Wagoner & Bradshaw, PLLC

Certified Public Accountants

Salt Lake City, Utah

October 20, 2008

COASTAL PACIFIC MINING CORP.

 (An Exploration Stage Company)

Balance Sheets
REPORTED IN CANADIAN DOLLARS

	April 30,
	2008	2007

ASSETS
Current
Cash	$166,810	$12,625
GST receivable	462	151
Stock Subscriptions Receivable	-	12,400
Prepaid deposits	-	70,171
Total Current Assets	167,272	95,347

TOTAL ASSETS	$167,272	$95,347

LIABILITIES
Current
Accounts Payable	$5,509	$-
Related party loan and accrued interest	125,768	-
	131,277	-

Long-term related party loan and accrued interest	-	125,556

TOTAL LIABILITIES	131,277	125,556

STOCKHOLDERS’ EQUITY (DEFICIT)

Common Stock An unlimited number of Common Shares with no par value. Issued and outstanding 17,900,000 shares as at April 30, 2008 and 12,400,000 as at April 30, 2007.	177,400	12,400
Deficit	(141,405)	(42,609)
TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	35,995	(30,209)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$167,272	$95,347

The accompanying notes are an integral part of these financial statements.

COASTAL PACIFIC MINING CORP.

(An Exploration Stage Company)

Statements of Operations

REPORTED IN CANADIAN DOLLARS

	Fiscal Year Ended April 30, 2008	Fiscal Year Ended April 30, 2007	From Inception (March 27, 2007) to April 30, 2008

Revenues	$-	$-	$-

Operating Expenses

Consulting fees	70,292	25,000	95,292
Mineral claims acquisition costs	510	15,000	15,510
Professional fees	10,937	2,302	13,239
Administrative expenses	4,456	307	4,763
	86,195	42,609	128,804

Income (Loss) from Operations	(86,195)	(42,609)	(128,804)

Interest expense	(12,613)	-	(12,613)
Foreign currency translation adjustment	12	-	12

Net Income (loss)	$(98,796)	$(42,609)	$(141,405)

Net income (loss) per share	$(0.01)	$(0.00)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	12,835,792	12,400,000

The accompanying notes are an integral part of these financial statements.

COASTAL PACIFIC MINING CORP.

(An Exploration Stage Company)

Statements of Stockholders’ Equity (Deficit)

REPORTED IN CANADIAN DOLLARS

	Common Stock
	Shares	Amount	Additional Paid in Capital	Deficit	Total
Balance at March 27, 2007 (Date of Inception)	-	$-	$-	$-	$-
Issuance of common stock at no par value	12,400,000	12,400	-	-	12,400
Net loss for the period	-	-	-	(42,609)	(42,609)
Balance at April 30, 2007	12,400,000	12,400	-	(42,609)	(30,209)
Issuance of common stock at no par value	5,500,000	165,000	-	-	165,000
Net loss for the period	-	-	-	(98,796)	(98,796)
Balance at April 30, 2008	17,900,000	$177,400	$-	$(141,405)	$35,995

The accompanying notes are an integral part of these financial statements.

COASTAL PACIFIC MINING CORP.

(An Exploration Stage Company)

Statements of Cash Flows

REPORTED IN CANADIAN DOLLARS

	Fiscal Year Ended April 30, 2008	Fiscal Year Ended April 30, 2007	From Inception (March 27, 2007) to April 30, 2008

Cash flow used in
Operating Activities
Net loss for the period	$(98,796)	$(42,609)	$(141,405)
Adjustments to reconcile net loss to net cash used in operating activities:

Changes in operating assets:
Prepaid expenses	70,171	(70,171)	-
GST receivable	(311)	(151)	(462)
Accounts Payable	5,509	-	5,509
Net cash used in operating activities	(23,427)	(112,931)	(136,358)

Cash flow provided by financing Activities
Proceeds from loans from related parties	212	125,556	125,768
Stock issued for cash	177,400	-	177,400
Net cash provided by financing activities	177,612	125,556	303,168

Cash Increase (Decrease)	154,185	12,625	166,810

Cash, beginning of period	12,625	-	-

Cash, End of period	$166,810	$12,625	$166,810

The accompanying notes are an integral part of these financial statements.

COASTAL PACIFIC MINING CORP.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the period from Inception (March 27, 2007) to April 30, 2008

1.

Note 1- Basis of presentation and Continuance of Operations

The Company was incorporated in the Province of Alberta, Canada on March 27, 2007.  The Company is an Exploration Stage Company as defined by Statement of Financial Accounting Standards (“SFAS”) No. 7.

These financial statements have been prepared on a going concern basis.  The Company has incurred losses since inception resulting in an accumulated deficit of $141,405 and further losses are anticipated in the development of its business raising substantial doubt about the Company’s ability to continue as a going concern.  Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management intends to address the going concern issue by funding future operations through the sale of equity capital and by director loans, if needed.

2.

Summary of Significant Accounting Policies

a)

Basis of Presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in Canadian Dollars, which is the Company’s functional currency.  The Company’s fiscal year-end is April 30.

b)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

c)

Mineral Property Costs

The Company has been in the exploration stage since its formation on March 27, 2007 and has not yet realized any revenues from its planned operations.  It is primarily engaged in the acquisition and exploration of mineral properties.  Mineral property acquisition and exploration costs are charged to operations as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized.  Such costs will be amortized using the units-of-production method over the estimated life of the proven and probable reserves.

d)

Financial Instruments

The carrying value of cash and prepaid expenses approximate their fair value because of the short- term maturity of these instruments.  The Company’s operations are in Canada and its primary operations are carried out in the functional currency of Canada.

COASTAL PACIFIC MINING CORP.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the period from Inception (March 27, 2007) to April 30, 2008

REPORTED IN CANADIAN DOLLARS

2.

Summary of Significant Accounting Policies (continued)

e)

Foreign Currency Translation

The Company’s functional and reporting currency is the Canadian dollar.  Occasional transactions may occur in United States dollars and management has adopted SFAS No. 52 “Foreign Currency Translation”.  Monetary assets denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date.  Average monthly rates are used to translate revenues and expenses.  The Company has not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

f)

Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.  The Company has adopted SFAS No. 109 as of its inception.  Pursuant to SFAS No. 109 the Company is required to compute tax asset benefits for net operating losses carried forward.  Potential benefit of net operating losses have not been recognized in the financial statements because the Company cannot be assured it is more likely than not it will utilize the net operating losses  carried forward in future years.

g)

Basic and Diluted Net Income (Loss) Per Share

The Company computes net income (loss) per share in accordance with SFAS No. 128 “Earnings per Share”.  SFAS No. 128 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement.  Basic EPS is computed by dividing net income (loss) available to common stockholders (numerator) by the weighted average number of shares outstanding (denominator) during the period.  Diluted EPS gives effect to all dilutive potential Common Shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method.  In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants.  Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

h)

Recently Issued Accounting Pronouncements

In December 2007, the FASB issued SFAS No. 141 (revised 2007), BUSINESS COMBINATIONS. This revision to SFAS No. 141 requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, at their fair values as of the acquisition date, with limited exceptions. This revision also requires that acquisition-related costs be recognized separately from the assets acquired and that expected restructuring costs be recognized as if they were a liability assumed at the acquisition date and recognized separately from the business combination. In addition, this revision requires that if a business combination is achieved in stages, that the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, be recognized at the full amounts of their fair values.

COASTAL PACIFIC MINING CORP.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the period from Inception (March 27, 2007) to April 30, 2008

REPORTED IN CANADIAN DOLLARS

h)

Recently Issued Accounting Pronouncements (Continued)

In December 2007, the FASB issued SFAS No. 160, NONCONTROLLING INTERESTS IN CONSOLIDATED FINANCIAL STATEMENTS, an amendment of ARB No. 51. The objective of this statement is to improve the relevance, comparability, and transparency of the financial statements by establishing accounting and reporting standards for the Noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Company believes that this statement will not have any impact on its financial statements, unless it deconsolidates a subsidiary.

In March 2008, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 161, DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (an amendment to SFAS No. 133). This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 and requires enhanced disclosures with respect to derivative and hedging activities. The Company will comply with the disclosure requirements of this statement if it utilizes derivative instruments or engages in hedging activities upon its effectiveness.

In April 2008, the FASB issued FASB Staff Position No. 142-3, DETERMINATION OF THE USEFUL LIFE OF INTANGIBLE ASSETS (“FSP No. 142-3”) to improve the consistency between the useful life of a recognized intangible asset (under SFAS No. 142) and the period of expected cash flows used to measure the fair value of the intangible asset (under SFAS No. 141(R)). FSP No. 142-3 amends the factors to be considered when developing renewal or extension assumptions that are used to estimate an intangible asset’s useful life under SFAS No. 142. The guidance in the new staff position is to be applied prospectively to intangible assets acquired after December 31, 2008. In addition, FSP No. 142-3 increases the disclosure requirements related to renewal or extension assumptions. The Company does not believe implementation of FSP No. 142-3 will have a material impact on its financial statements.

In May 2008, the FASB issued Statement No. 162, THE HIERARCHY OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.  This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).  This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “the Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.”

In May 2008, the FASB issued Statement No. 163, ACCOUNTING FOR FINANCE GUARANTEE INSURANCE CONTRACTS – AN INTERPRETATION OF FASB STATEMENT NO. 60.  The premium revenue recognition approach for a financial guarantee insurance contract links premium revenue recognition to the amount of insurance protection and the period in which it is provided. For purposes of this statement, the amount of insurance protection provided is assumed to be a function of the insured principal amount outstanding, since the premium received requires the insurance enterprise to stand ready to protect holders of an insured financial obligation from loss due to default over the period of the insured financial obligation.  This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008.

COASTAL PACIFIC MINING CORP.

(An Exploration Stage Company)

NOTES TO FINANCIAL STATEMENTS

For the period from Inception (March 27, 2007) to April 30, 2008

REPORTED IN CANADIAN DOLLARS

h)

Recently Issued Accounting Pronouncements (Continued)

In June 2008, the FASB issued FASB Staff Position Emerging Issues Task Force (EITF) No. 03-6-1, DETERMINING WHETHER INSTRUMENTS GRANTED IN SHARE-BASED PAYMENT TRANSACTIONS ARE PARTICIPATING SECURITIES (“FSP EITF No. 03-6-1”).  Under FSP EITF No. 03-6-1, unvested share-based payment awards that contain rights to receive nonforfeitable dividends (whether paid or unpaid) are participating securities, and should be included in the two-class method of computing EPS. FSP EITF No. 03-6-1 is effective for fiscal years beginning after December 15, 2008, and interim periods within those years, and is not expected to have a significant impact on the Company’s financial statements.

None of the above new pronouncements has current application to the Company, but may be applicable to the Company's future financial reporting.

3.      Income Taxes

The Company has losses carried forward of approximately $141,000 which expire starting 2013.

4.

Stockholders’ Equity

The Company is authorized to issue an unlimited number of shares of common stock with no par value and had 17,900,000 shares of common stock issued and outstanding as of the fiscal year ended April 30, 2008.

5.      Related Party Transactions

(i)

Acquisition of Mineral Claim

On April 3, 2007 the Company provided funds for the acquisition of a mineral claim pursuant to a letter agreement with Garland Stevens, Secretary-Treasurer and a director of the Company (the “Vendor”) which was memorialized on April 30, 2007.  Under the terms of the agreement the Company acquired an interest in Tenure number 530021, Event Number 4150607, which property is more particularly described as the Violet East Mineral Claim, located in the Liard Mining Division on the Klastline Plateau within the Stikine Arch of northwestern British Columbia.  The acquired property consists of approximately 431 hectares.  Under the terms of the letter agreement, the Company reimbursed cash consideration of $15,000 with respect to the Mineral Claim which had been advanced to the Vendor.  Additionally the Company paid $25,000 for consulting fees associated with the research and acquisition of the property to an arms length third party.  These amounts have been expensed on the Company’s Statement of Operations.

(ii)

Loan agreement

On March 27, 2007 the Company entered into a loan agreement with 961266 Alberta Inc. (the “Lender”), a stockholder of the Company, for $125,000.  The term of the loan is 24 months, with interest to accrue over the term of the loan at a rate of 10% per annum, payable in full on March 27, 2009.  Subsequent to April 30, 2007, the Company received instructions from the Lender to convert a total of $12,400 in loan proceeds to share subscriptions for a total of 12,400,000 shares of the Company’s common stock at $0.001 per share.  As at April 30, 2008 the outstanding loan balance totaled $125,768 including interest accrued during the year totaling $12,613.

COASTAL PACIFIC MINING CORP.

(An Exploration Stage Company)

NOTES TO AUDITED FINANCIAL STATEMENTS

For the period from Inception (March 27, 2007) to April 30, 2008

REPORTED IN CANADIAN DOLLARS

6.      Subsequent events

Subsequent to the fiscal year ended April 30, 2008 the Company made the following payments:

(i)

$50,000 to 961266 Alberta Inc. to reduce the principal amount of a related party loan discussed above in Note 5; and,

(ii)

$31,000 with respect to an initial work program and property report on the Violet East Mineral Claim discussed in Note 5 above.

ITEM 18.

EXHIBITS

Exhibits:

Number	Description
3.1	Articles of Incorporation	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on August 27, 2007
3.2	Bylaws	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on August 27, 2007
4.1	Form of Share Certificate	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on August 27, 2007
10.1	Subscription Agreement	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on August 27, 2007
10.2	Loan Agreement between Coastal Pacific Mining Corp. and 961266 Alberta Inc. dated March 27, 2007	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on August 27, 2007
10.3	Acquisition Letter Agreement dated April 30, 2007	Incorporated by reference to the Exhibits filed with the Form F-1 filed with the SEC on August 27, 2007
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Chief Executive Officer and Principal Financial Officer	Filed herewith
13.1

Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350) – Chief Executive Officer and Principal Financial Officer

Filed herewith

SIGNATURES

The registrant hereby certifies that it meets all the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

COASTAL PACIFIC MINING CORP.

Per:  /s/ Larry Taylor

Larry Taylor

President, Chief Executive Officer, and Director

(Principal Executive Officer and Principal Financial Officer)

Dated: October 21, 2008

39