Form 20-F
period 2009-04-30
COASTAL PACIFIC MINING CORP
filed 2009-07-29
CIK 1410181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended April 30, 2009
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from _____________________ to ______________________
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:

005-84005
(Commission file number)

COASTAL PACIFIC MINING CORP.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Alberta, Canada
(Jurisdiction of incorporation or organization)

927 Drury Avenue NE, Calgary, Alberta T2E 0M3
(Address of principal executive offices)

J. Bucci
927 Drury Avenue NE, Calgary, Alberta T2E 0M3
Telephone: (403) 612-3001, Facsimile: (403) 313-5449
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

35,800,000 shares of Class A common stock as at April 30, 2009.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes [ ] No [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be sumitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [ ] No [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	[ ]	Accelerated filer	[ ]	Non-accelerated filer	[X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	[X]	International Financial Reporting Standards as issued by the International Accounting Standards Board	[ ]	Other	[ ]

If “Other “ has been checked in response to the previous questions, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes [ ] No [X]

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes [ ] No [ ]

i

PART I

Financial Information and Accounting Principles

The financial statements and summaries of financial information contained in this annual report are reported in Canadian dollars unless otherwise stated.  All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

The financial statements of our Company for the year ended April 30, 2009, have been audited by Child, Van Wagoner & Bradshaw, PLLC, registered public accounting firm.

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

As used in this annual report, the terms "we", "us" and "our" and “Company” mean Coastal Pacific Mining Corp., unless otherwise indicated.

ITEM 1.                                IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.                                OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                                KEY INFORMATION

A.	Selected Financial Data

The following tables summarize selected financial data for our Company which are stated in Canadian dollars and prepared in accordance with United States generally accepted accounting principles for the years ended April 30, 2009, 2008, and 2007.  The Company was incorporated on March 27, 2007 and therefore we are presenting only three years of selected financial data.  The information in the table was extracted from the financial statements and related notes included in this annual report and the reports that were previously filed and should be read in conjunction with such financial statements.

	For the Years Ended April 30 (Canadian dollars)
	$2009	$2008	$2007
Operating Revenues	Nil	Nil	Nil
Income (loss) from Operations	(134,019)	(86,195)	(42,609)
Net Income (loss)	(140,425)	(98,796)	(42,609)
Net Income (loss) from Operations, per share	(0.01)	(0.01)	0.00

	As at April 30 (Canadian dollars)
	$2009	$2008	$2007
Total Assets	3,702	167,272	95,347
Total Stockholders' Equity (Deficit)	(104,430)	35,995	(30,209)
Capital Stock	177,400	177,400	12,400
Number of Shares	35,800,000	35,800,000	24,800,000

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

These exchange rate tables illustrate the US dollar equivalent of one Canadian dollar. The nominal rate for a Canadian dollar as of July 13 was US$0.8664.

The high and low noon nominal exchange rates in Canadian (“CDN”) dollars for each month during the previous six months:

	June 2009	May 2009	April 2009	March 2009	February 2009	January 2009
High for period ($CDN)	0.9236	0.9123	0.8375	0.8167	0.8202	0.8458
Low for period ($CDN)	0.8602	0.8423	0.7909	0.7692	0.7870	0.7849

The average noon nominal rate for each of the three years ended April 30, as the Company was incorporated in 2007, calculated by using the average of the exchange rates on the last day of each month during the corresponding period:

	April 30
	2009	2008	2007
$CDN Average for period	0.8695	0.9828	0.8818

B.	Capitalization and Indebtedness

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

Although we do not currently operate any mines, we intend to pursue the development of mining properties in the McNeil Prospect, as identified herein under an agreement entered into subsequent to our fiscal year-end.  There is no certainty that the expenditures made by us towards the exploration and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

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

The exploration of mineral reserves are subject to all of the usual hazards and risks associated with mineral exploration, which could result in damage to life or property, environmental damage, and possible legal liability for any or all damages.  The exploration activities may be subject to prolonged disruptions due to the weather conditions surrounding the location of the McNeil Prospect.  Difficulties, such as unusual or unexpected rock formations encountered by workers but not indicated on a map, or other conditions may be encountered in the gathering of samples and information, and could delay our exploration program.  Even though we are at liberty to obtain insurance against certain risks in such amounts we deem adequate, the nature of those risks is such that liabilities could exceed policy limits or be excluded from coverage.  We do not currently carry insurance to protect against these risks and there is no assurance that we will obtain such insurance in the future.  There are also risks against which we cannot, or may not elect to insure.  The costs, which could be associated with any liabilities, not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our financial position, future earnings, and/or competitive positions.

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

9.           Our principal stockholder and note holder, owns a controlling interest in our voting stock and investors will not have any voice in our management, which could result in decisions adverse to our general stockholder.

Our principal stockholder and note holder owns approximately or have the right to vote 51.4% of our outstanding Common Shares.  As a result, this stockholder will have the ability to control substantially all matters submitted to our stockholders for approval including:

●           election of our board of directors;

●           removal of any of our directors;

●           amendment of our Articles of Incorporation or By-laws; and

                ●           adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of his ownership and positions, our major shareholder and note holder is able to influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions.  In addition, sales of significant amounts of shares held by our major shareholder and note holder, or the prospect of these sales, could adversely affect the market price of our Common Shares.  This stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

10.           We may not have access to all of the supplies and materials we need to begin exploration which could cause us to delay or suspend operations.

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

11.           Because of the early stage of development and the nature of our business, our securities are considered highly speculative.

Our securities must be considered highly speculative, generally because of the nature of our business and the early stage of its development.  We are engaged in the business of exploring and, if warranted and feasible, developing natural resource properties.  The McNeil Prospect is in the exploration stage only and is without proven reserves of natural resources.  Accordingly, we have not generated any revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term.  Any profitability in the future from our business will be dependent upon locating and developing economic reserves of natural resources, which itself is subject to numerous risk factors as set forth herein.  Since we have not generated any revenues, we will have to raise additional monies through the sale of our equity securities or debt in order to continue our business operations.

12.           We are an exploration stage company, and there is no assurance that a commercially viable deposit or “reserve” exists in the property in which we have claim.

We are an exploration stage company and cannot assure you that a commercially viable deposit, or “reserve,” exists in our McNeil Prospect.  Therefore, determination of the existence of a reserve will depend on appropriate and sufficient exploration work and the evaluation of legal, economic and environmental factors.  If we fail to find a commercially viable deposit on the McNeil Prospect, our financial condition and results of operations will be materially adversely affected.

13.           We expect losses to continue in the future because we have no reserves and, consequently, no revenue to offset losses.

Based upon current plans and the fact that we currently do not have any reserves, we expect to incur operating losses in future periods.  This will happen because there are expenses associated with the acquisition of, and exploration of natural resource properties which do not yet have any income-producing reserves.  We cannot guarantee that we will be successful in generating revenues in the future.  Failure to generate revenues may cause us to go out of business.  We will require additional funds to achieve our current business strategy and our inability to obtain additional financing will interfere with our ability to expand our current business operations.

14.           It is possible that there may be native or aboriginal claims to our property which could result in us incurring additional expenses to explore the McNeil Prospect.

Although we believe that we have the right to explore the McNeil Prospect, we cannot substantiate that there are not native or aboriginal claims to the McNeil Prospect.  If a native or aboriginal claim is made to this property, it could negatively affect our ability to explore this property as we would possibly have to incur significant legal fees protecting our right to explore the property.  We may also have to pay third parties to settle such claims.  If it is determined that there is a legitimate claim to this property then we may be forced to return this property without adequate consideration.  Even if there is no legal basis for such claim, the costs involved in resolving such matter may force us to delay or curtail our exploration completely.

15.           Our Directors and Officers May Face Possible Conflicts Of Interest Through Dual Directorships Which Could Have A Material Adverse Effect On Our Business.

Our directors currently hold directorships on other companies which are in the business of mineral exploration. It is possible that they may face a conflict of interest if they obtain information regarding an asset available for acquisition that would fall in the parameters of acquisitions being sought by these other  companies.  We expect that if such event did occur, that the directors and officers would pass the information regarding such acquisition to both companies for consideration and withdraw from further activity regarding such asset except with the written consent of both companies.  Their failure to take appropriate actions if they were to acquire such information could have a material adverse effect on our business.

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

We currently are quoted on the OTC Bulletin Board.  To date we have limited trading history.  If for any reason a public trading market does not develop, purchasers of the Common Shares may have difficulty selling their shares should they desire to do so.

4.           Since we are a “Foreign Private Issuer” under United States Securities Laws, our stockholders may have less complete and timely data about us.

We are considered a “foreign private issuer” under the Securities Act of 1933, as amended.  As an issuer incorporated in Alberta, Canada, we are exempt from Section 14 proxy rules and Section 16 of the Securities Exchange Act of 1934, as amended.  The submission of proxy and annual meeting of stockholders information (prepared to Canadian standards) on Form 6-K and the exemption from Section 16 rules regarding sales of Common Shares by insiders may result in stockholders having less complete and timely data as compared to information that may be available about U.S. issuers.

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

ITEM 4.                                INFORMATION ON OUR COMPANY

History and Development of the Company

We are an exploration stage company incorporated under the Business Corporations Act of Alberta, Canada, on March 27, 2007, under the name “Coastal Pacific Mining Corp”.  Our registered office is located at 1530 9th Ave S.E. Calgary, Alberta, T2G0T7 and our head office and principal place of business is located at 927 Drury Avenue N.E., Calgary, Alberta, T2E 0M3.  Our telephone number is (403) 612-3001.

Our registered agent in Canada is International Securities Group Inc.

We are attempting to become a company engaged in the exploration of mineral properties.  To accomplish our objective, our strategy is to acquire exploration and development prospects.  We previously held a 100% interest in Tenure Number 530021 registered with the Government of British Columbia, Ministry of Energy, Mines and Petroleum Resources, known as the Violet East Claim, Axe Property, Liard Mining Division, located in the Stikine region of northwestern British Columbia, Canada, approximately 118 miles (190 km) north of Stewart, British Columbia.  We originally acquired this mineral claim for a payment of $40,000 USD.  This claim was intentionally not renewed by us in 2009, due to the excessive challenges in undertaking exploration due to the terrain and short exploration season.  Subsequent to the period covered by this annual report, we have entered into a joint venture and option agreement with Warrior Ventures Inc. to acquire an interest in the McNeil Gold Property (the “Warrior Agreement”).  A copy of the agreement is appended as an exhibit to this filing.
Under the terms of the Warrior Agreement, the Company can earn an undivided 40% interest in the McNeil Gold Property by spending two million dollars ($2,000,000) in exploration over the next 2 years and completing cash and stock payments to Warrior Ventures Incorporated, as detailed under the joint venture/option agreement.

The McNeil Prospect consists of numerous high-grade shafts and past showings along with many new discoveries made by Warrior Ventures Inc. through their work programs in 2006 and 2007.  Work on the McNeil Prospect is scheduled to begin the summer of 2009, with the compilation of the current geological, geophysical and geochemical data and implementation of a detailed drilling program over the known gold zones. Extensive additional geological analysis of the McNeil Prospect will be required before we can make an evaluation as to the economic feasibility of finding valuable resources on these grounds.

There is no assurance that we will be able to raise the funds required to earn our 40% interest, nor is there any assurance that if we are able to raise such funds, that the further exploration of the McNeil Prospect will result in the discovery of economically viable mineral reserves or generate any revenue.  The Company is required to completely fulfill all terms of payment under the Warrior Agreement before earning the 40% interest, and no partial interests are earned.  Of the cash payments required, $30,000.00 is due upon the provision of the $2,000,000 into trust for the work program, and as of the date of the filing of this report, has not been paid as the $2,000,000 had not been provided.  The first of three additional cash payments of $40,000 is due in November 2009.

No commercially viable mineral deposit may exist on this minerals claim.  Our plan of operations is to carry out additional exploration work on this claim in order to ascertain whether it possesses deposits of precious or base metals.  We can provide no assurance to investors that this mineral claim contains a commercially viable mineral deposit until appropriate additional exploratory work is done and an evaluation based on that work concludes further work programs are justified.  As of the date of this report, we are not in possession of sufficient data to provide reliable estimates on the poundage and quality of the potential mineral resources which may exist on the McNeil Prospect.  At the time of this report, we have no known reserves on our mineral claims.

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

As well, the Company has an outstanding loan with a related party which is currently carried on our balance sheet and the lender has agreed to carry the loan at this time.  There can be no assurance that the loan will not be called and should that happen prior to the Company receiving adequate funding for operations, the Company may have to declare bankruptcy or face litigation for repayment which could hamper its ability to continue with its business plan.

Business Overview

Principal Exploration Project - McNeil Prospect

Land in Ontario, Canada, is comprised of both publicly and privately held title.  Privately held title may include both surface and minerals rights on a fee-simple basis, or may be severed so that the title to the surface rights is held by one owner and the title to the mineral rights is held by a separate owner.  Publicly held lands typically comprise title to the mineral rights of a given tract of land and are administered by the Government of Ontario, Ministry of Northern Development, Mines And Forestry (www.mndm.gov.on.ca).  These mineral rights are typically acquired by the process of claim staking, which confers the right to explore and exploit minerals to the individual or corporate staker.  Where the mineral rights are held by one entity and the surface rights by another, an agreement with the surface rights holder, containing provisions relating to such terms as access and damage compensation, is typically secured prior to commencement of exploration activities.

We have entered into an agreement to acquire a 40% interest in a total of 20 claims, comprising 256 claim units, covering a total land area of approximately 4100 hectares.  These claims are located 65 kilometers south-east of Timmins, Ontario in the townships of McNeil and Robertson, and are collectively referred to as the McNeil Prospect, and situation in the Larder Lake Mining Division.  The claims are all 100% held by Warrior Ventures Inc., our partner in the Warrior Agreement. The table below provides the specific details on each of the claims, as retrieved directly from Ontario Ministry online claims database.

LARDER LAKE Mining Division - 403015 - WARRIOR VENTURES INC.

Township/Area	Claim Number	Recording Date	Claim Due Date	Status	Percent Option	Work Required	Total Applied	Total Reserve	Claim Bank
MCNEIL	1204585	2003-Jul-08	2010-Feb-03	A	100%	$ 4,000	$ 12,000	$ 1,378	$ 0
MCNEIL	1219237	2003-Dec-08	2010-Jul-06	A	100%	$ 3,200	$ 9,600	$ 1,838	$ 0
MCNEIL	1219273	2003-Dec-08	2010-Jul-06	A	100%	$ 1,200	$ 3,600	$ 0	$ 0
MCNEIL	1237005	2006-Oct-02	2010-Oct-02	A	100%	$ 6,000	$ 12,000	$ 891	$ 0
MCNEIL	1237006	2007-May-23	2010-May-23	A	100%	$ 2,800	$ 2,800	$ 0	$ 0
MCNEIL	1237010	2007-May-23	2010-May-23	A	100%	$ 6,400	$ 6,400	$ 0	$ 0
MCNEIL	1237100	2007-May-23	2010-May-23	A	100%	$ 6,400	$ 6,400	$ 0	$ 0
MCNEIL	1237409	2007-May-23	2010-May-23	A	100%	$ 6,400	$ 6,400	$ 0	$ 0
MCNEIL	1248527	2003-Oct-21	2010-May-19	A	100%	$ 4,000	$ 12,000	$ 81	$ 0
MCNEIL	3010873	2003-Feb-21	2010-Sep-19	A	100%	$ 6,000	$ 24,000	$ 3,776	$ 0
MCNEIL	3010874	2003-Feb-21	2010-Sep-19	A	100%	$ 3,200	$ 12,800	$ 2,690	$ 0
MCNEIL	3012718	2003-Jul-17	2010-Feb-12	A	100%	$ 6,400	$ 19,200	$ 26,855	$ 0
MCNEIL	3012719	2003-Jul-17	2010-Feb-12	A	100%	$ 4,800	$ 14,400	$ 1,378	$ 0
MCNEIL	4211423	2006-May-03	2010-May-03	A	100%	$ 6,400	$ 12,800	$ 0	$ 0
MCNEIL	4211424	2006-May-03	2010-May-03	A	100%	$ 6,400	$ 12,800	$ 0	$ 0
MCNEIL	4214664	2007-Apr-03	2010-Apr-03	A	100%	$ 3,200	$ 3,200	$ 2,216	$ 0
MCNEIL	4214920	2007-Apr-03	2010-Apr-03	A	100%	$ 6,400	$ 6,400	$ 1,379	$ 0
ROBERTSON	1219270	2003-Dec-08	2010-Jul-06	A	100%	$ 6,400	$ 19,200	$ 0	$ 0
ROBERTSON	1219271	2003-Dec-08	2010-Jul-06	A	100%	$ 6,400	$ 19,200	$ 0	$ 0
ROBERTSON	1219272	2003-Dec-08	2010-Jul-06	A	100%	$ 6,400	$ 19,200	$ 0	$ 0

Under the terms of the Warrior Agreement, we are required to fund a total of $2,000,000 of exploration costs over a two year period, in order to earn our 40% interest.  Additionally, cash payments totaling $150,000, starting with $30,000 upon delivery of the $2,000,000, and $40,000 due every six months from the date of signing are required to be paid.  We are also required to issue a total of 250,000 common shares of our Company.

As per the Warrior Agreement, the initial operator undertaking and managing the exploration work is Gibson and Associates and/or its assigns (the “Operator”). Our plan of operations then is to undertake exploration work, through the Operator on the McNeil Prospect, in order to ascertain whether it possesses deposits of gold or other base metals that are anticipated according to the historical exploration work undertaken on the property to date.

Our valuation of the McNeil Prospect and our decision to enter into the Warrior Agreement was based on publicly accessible information on the history of the various claims, and management’s analysis of that information relative to the future prospects of the property.  The McNeil property holds the potential for Gold and Base metals deposits.  Numerous historical gold showings, new discoveries and geophysical and geochemical anomalies outlined by groundwork programs conducted by Warrior Ventures and the Ontario Geological Survey (OGS) and Geological Survey of Canada (GSC) work in the area, speak to the properties’ great potential.  To date, property development has included geophysics, geochemistry, surveying and drilling. Components of this data are as follows:

Base-metals

-	A large lake sediment geochemical anomaly outlined by the OGS in 2000 exists within Whitefish Lake along the Montreal River Fault Zone.
-	Coincidental air-borne conductors and magnetic anomalies outlined by the OGS in 2001 lay within Whitefish Lake on the Montreal River Fault Zone.
-	These anomalies are found 6 miles down strike along the Montreal River Fault Zone from where Golden Chalice made their 72-meter discovery of Nickel Bearing Sulfides.
-
In May 2007 Warrior Ventures acquired additional ground to the west of the previous boundaries to cover a large soil geochemical anomaly for copper and silver outlined by the OGS in 2000, known as the West Prospect.

Base Metals and Gold

-	A large circular magnetic anomaly discovered on the OGS air-borne magnetic maps was detailed with ground magnetic and gravity surveys in 2006. This area has become known as the “Bulls-eye” prospect.
-
An identified gravity anomaly approximated at 400meters below the magnetic Bulls-eye anomaly was identified in the 2006 ground survey. This type of gravity profile has been known to be indicative of a massive-sulfide source. This target at depth is to be tested with a follow up drilling program.

-	In the fall of 2008 a 500-meter drilling program in two holes was undertaken to test the Bulls-eye anomaly.
-	Each hole encountered over 200 meters of intense mineralization and alteration. Assays from the holes revealed the presence of gold and copper across these extents.
-	The Bulls-eye anomaly has been identified as a Hydrothermal Alteration Pipe containing Gold and Copper Mineralization.

Gold

-	Gold mineralization is Matachewan Camp style, associated with Syenite enrichments.

-	Historical Gold Showings within the property
o	The majority of historical showings are coincidental with large conductance low anomalies outlined from the OGS airborne survey performed in 2001.
o	The Young Davidson Mine is also located within a large conductance low anomaly in the Matachewan area also outlined by the OGS.
-	Weekley Showing
o	In the 1980’s local prospector Louis Weekley drilled 12 feet at 82 grams at the north end of Laporte Lake.
o
Gary Grabowski from the Kirkland Lake Geologists Office made a property visit in the early 1980’s and acquired a large rock sample weighing ¼ of a ton with over 20 specs of visible gold in it from the Weekley prospect. Resident Geologist Gary Grabowski put the rock on display at the Sir Harry Oakes Mining Museum in Kirkland Lake.

o
Louis Weekley Drilled in a NW pattern from the camp and continuously found visible gold in the core. This trend is coincidental with a conductance low outlined by the airborne surveys performed by the OGS in 2001.

-	Weekley West Showings
o	Louis Weekley established three drill holes in 1979 on the Weekley West Prospect.
o	Two holes encountered numerous high-grade intervals of 1ft of .535oz/ton, 4ft of .6000oz/ton, 2.2ft of 1.325oz/ton, 3ft of 1.139oz/ton and 3ft of .234oz/ton.
o	The third hole encountered no gold yet assayed 125ft of anomalous silver from top to bottom, with assays ranging from 1.1oz/Ag/ton to 3.0oz/Ag/ton.
o	In 2000 the OGS outlined silver-copper anomalies within soil geochemical sampling.
-	Isadore Shaft
o	Shaft was sunk in the 1930’s to a depth of 65 feet.
o	In 1946 assays of .045oz/ton over 28ft were reported from channel sampling.
o	Channel sampling in 2006 of 15 meters returned 2m of 2.0g/ton.
o

-	MicMac Showing
o	Consist of a number of high-grade pits.
o	L. Jensen in 2002 working for the GSC collected samples assaying 17.6g/ton, 26.7g/ton and 3.2g/ton.
o	In 2006 grab samples collected assayed 3.5g/ton
-	Forgan Showing
o	In 1946 assays were reported of .184oz/ton (5.7g/ton) across 7 feet (2.1m)
-	8Ft Shaft
o	Reported depth is approximately 125 feet.
o	Assays from the sinking of an 8ft by 6ft shaft were reported. From 0 to 35 feet down in the shaft, .34oz/ton was reported and from 35 to 95 feet down .14oz/ton.
-	Rogers Showing
o	The Roger’s showing is a Quartz/Carbonate/Alteration zone that was stripped in 2006 for 120 meters.
o	Samples collected in 2007 assayed 4.32g/ton
o	Geologist R. Stewart worked in the area throughout the 1980’s and 1990’s and reported visible gold from the Roger’s Showing.
-	South Carbonate Zone
o	The zone is reported to have been mapped for over 600 feet and open at strike.
o	Assays reported in 1946 were .23oz/ton across 6 feet in channel sampling.
-	South Showing
o	In 1946 .39oz/ton over 22 feet was reported in channel sampling at surface.
o	One drill hole reported in 1946 assayed 145 feet of an average of .03oz/ton.
-	LN 24 Prospect
o	High-grade pits were sampled in 1984 with assays of .82oz/ton.
o	Samples collected in 2007 assayed 59.6g/ton.
o	The LN 24 Prospect is on strike with the newly discovered “Lightening Zone”
-	Pit Shaft
o	Discovered while prospecting in 2006 which yielded assays of 1.1g/ton in a fuchsite carbonate alteration.
-	Other historical showings
o	Showings found within the area, which have not been investigated, are the “Copeland Showing”, “Neeland Showing”, “Jon Mansville Showing” and the “Mystic Shaft”.

New Discoveries, 2006 Activities

-	Lightening Zone
o	A large Quartz Carbonate Alteration zone was stripped for 55 meters in length and 22 meters in width.
o
Channel sampling was performed along the surface of the zone at 5-meter separations with 1.5-meter sample lengths. Assays ranged from a few PPB”S to 2.2g/ton. Many of the assays were over 1 gram per ton.

o	The zone can be traced for over 200 meters and is open at length.
o	The LN 24 Prospect high-grade pits are found within the “Lightening Zone”.
o	Intersected 30 meters of mineralized breccias/Quartz Alteration in 2007 drilling.
o	Company Geologist discovered a large nugget of gold in the “Lightening Zone” in August of 2007.
-	Road Zone
o	Quartz-Carbonate-Alteration Zone
o	Assays of 5.9g/ton in samples
-	NQV Zone
o	Syenite Zone
o	Assays of 1.8g/ton grab samples.

New Discoveries, 2007 Activities

-	A large survey grid was established for soil sampling, geophysics, and Lidar.
-	Numerous soil geochemistry anomalies to be explored were outlined for gold.
-	Drilling began in May on the Lightening Zone, Isadore Zone and Weekley West areas.
-	Cat Showing
o	Quartz-carbonate-alteration zone
o	Discovered 150 meters south of the “Lightening Zone” with Parallel azimuth.
o	Exposed for 25 meters.
o	Samples collected assayed 2.4g/ton.
o	A large soil geochemistry anomaly was outlined from the 2007 grid program on strike with the Cat Showing with soil samples in excess of 300ppb.
-	Variolite Complex
o	Large Variolite complex in the southern part of the property was preliminarily examined and found to have 1.2g/ton and 1/3g/ton in mineralized samples

The additional exploration program is to be commenced upon the Company acquiring the required $2,000,000 of funds, though based on the timing of these funds being available, the extent of the exploration to be undertaken in 2009 may be affected by the then current time of year. We cannot provide assurance to investors that despite any additional exploration work that is planned to be undertaken, that the McNeil Prospect will contain a commercially viable mineral deposit until appropriate exploratory work is done and an evaluation based on that work concludes further work programs are justified.  At this time, we definitely have no reserves on our mineral claims.

Other Exploration Projects

Rodeo Creek
Subsequent to the end of the fiscal year, on May 15, 2009, Coastal Pacific Mining Corp. entered into an Option Agreement with Trio Gold Corp., whereby the Company would earn up to a 45% interest in Trio’s wholly-owned twenty-nine claim Rodeo Creek property in Elko County, Nevada, by funding $2,000,000 towards a drilling program.  An additional 30% interest may be earned by taking the project through the bankable feasibility phase.  Trio Gold Corp would receive 300,000 shares of the Company upon the option being exercised.  The Company had until July 15, 2009, to complete due-diligence and to provide the first $1,000,000 in funding for the drilling program. On July 15, 2009, the Company entered into an agreement with Trio to extend the Option Agreement for an additional 90 days.  A further extension may be provided at the option of Trio.  This extension is non-exclusive, therefore if Trio is successful in raising funds from another source for the drilling program, the Company would lose its option.  Furthermore, the initial undivided interest is now 40%, not 45%, and the earned interest upon completion of a bankable feasibility study is now 70%, not 75%.  In consideration for this extension, the Company is to issue 300,000 shares of the Company, separate and apart from the 300,000 shares to be issued if the option is exercised. All other terms of the original option agreement remain the same. As due-diligence has not been completed as of the date of this report, nor has the necessary funding yet been acquired, additional reporting will occur when and if the Company exercises this Option.

We may seek relationships with other mineral exploration companies that will allow us to exploit idle and/or undeveloped resources.

We have limited finances and require additional funding in order to fund our obligations under the Warrior Agreement, and therefore to accomplish our exploration and acquisition objectives.  There is no assurance that we will have revenues in the future or that we will be able to secure other funding necessary for our future growth and expansion.  There is also no assurance that our mineral exploration activities will produce commercially viable reserves.  Our efforts to extract minerals may be unprofitable.

At present, we do not hold any interest in any exploration reserve property that is in production.  Our visibility and potential success is in our ability to successfully explore, exploit and eventually generate revenue from mineral reserves underground.  There can be no assurance that such revenues will be obtained.  The exploration of mineral reserves generally involves a high risk over a long period of time, even with careful evaluation, experience and knowledge this long period may persist.  It is most impossible to ensure that exploration programs on the McNeil Prospect will be profitable or successful.  Should we be unable to locate any mineral reserves on the McNeil Prospect, it could result in a total loss of our business.

The exploration of mineral reserves are subject to all of the usual hazards and risks associated with mineral exploration, which could result in damage to life or property, environmental damage, and possible legal liability for any or all damages.  The exploration activities may be subject to prolonged disruptions due to the weather conditions surrounding the location of the McNeil Prospect.  Difficulties, such as unusual or unexpected rock formations encountered by workers but not indicated on a map, or other conditions may be encountered in the gathering of samples and information, and could delay our exploration program.  Even though we are at liberty to obtain insurance against certain risks in such amounts we deem adequate, the nature of those risks is such that liabilities could exceed policy limits or be excluded from coverage.  We do not currently carry insurance to protect against these risks and there is no assurance that we will obtain such insurance in the future.  There are also risks against which we cannot or may not elect to insure.  The costs, which could be associated with any liabilities, not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our final position, future earnings, and/or competitive positions.

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

Seasonality

As the property is located in North-eastern Ontario we are subject to the seasonality of the area and may not be able to gain access to the property during the winter months and we may have difficulty undertaking exploration activities during the spring months due to ground conditions.  We will conduct our exploration programs, weather permitting, when the ground is suitable for such activities.

Organizational Structure

We do not have any subsidiaries at this time.  All operations are undertaken by us directly, or as per the Warrior Agreement, by the designated Operator.

Property, Plant and Equipment

Presently we do not have any property, plant or equipment.  All corporate operations are undertaken from the office of our consultant in Alberta, Canada, without charge to us.

ITEM 4A.                            UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 5.                               OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Certain statements contained in this report, including statements regarding the anticipated development and expansion of our business, our intent, belief or current expectations, our directors or officers, primarily with respect to the future operating performance of Coastal Pacific and the sources of revenue we may expect to obtain and other statements contained herein regarding matters that are not historical facts, but are “forward-looking” statements.  Future filings with the SEC, future press releases and future oral or written statements made by us or with our approval, which are not statements of historical fact, may contain forward-looking statements, because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

All forward-looking statements speak only as of the date on which they are made.  We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they were made.

Unless otherwise stated, all amounts shown in this “Operating and Financial Review” section of this report are in Canadian Dollars.

Overview

As a natural resource exploration company our focus is to locate prospective properties that may host mineral reserves that could eventually be put into mining production.  With this in mind, based on the non-renewal of the Violet East Claim, we have, subsequent to the end of the reporting period, entered into an agreement, the Warrior Agreement, with respect to a gold property in the Province of Ontario, Canada, identified as the McNeil Prospect.  We do not presently intend to use any employees, with the exception of part-time clerical and administrative assistance on an as-needed basis, together with an existing consultant on a two year contract.  Outside advisors, attorneys or consultants will only be used if they can be obtained for a minimal cost or on a deferred payment basis.  Management is confident that it will be able to operate in this matter and continue during the next twelve (12) months.  As part of the Warrior Agreement, we are required to fund a comprehensive exploration program, which is to be executed within the two year period ending May, 2011.  Accordingly, funds will need to be raised to fulfill the terms of the Warrior Agreement.

PLAN OF OPERATIONS

As a result of the Violet East Claims not being renewed in 2009 due to the excessive challenges involved in conducting further exploration, no further amounts are to be expended on those claims.  Subsequent to end of the reported fiscal year, on May 27, 2009, the Warrior Agreement pertaining to the McNeil Prospect was executed. We are seeking to acquire $2,000,000 to fund the exploration program under the Warrior Agreement, in addition to $30,000 required as an initial cash payment to Warrior Ventures Inc. upon delivery of the $2,000,000, and a total of $120,000 required to be provided to Warrior Ventures Inc. in $40,000 increments, in November 2009, May 2010, and November 2010.  Furthermore, the Company will require working capital for general operations and administration during the fiscal year ended April 2010, estimated to be $200,000.  If we are successful in raising these funds, we will undertake an Exploration program as developed by the Operator under the Warrior Agreement, commencing in the summer of 2009 if funds are raised in time.

Results of Operations for Fiscal Years Ended April 30, 2009 and April 30, 2008.

From formation on March 27, 2007, we have concentrated on formative activities, entering into a now abandoned acquisition of a British Columbia mineral claim, entering into the Warrior Agreement, and actively evaluating other prospects for expanding our portfolio of agreements.

Net losses for the period ending April 30, 2009 and April 30, 2008, were $140,425 and $98,796 respectively and relate mainly to consulting and management fees for fiscal 2009 of $99,877 as compared to $70,292 for fiscal 2008.  The increase in fees was due to the Company entering into a 2 year Management Services Agreement with Ox Financial Corp in November 2008, to provide management services to the Company for a monthly fee $10,000/per month.

We had total assets of $3,702 at April 30, 2009 and $167,272 as at April 30, 2008. This net decrease in cash position ensued primarily from a $90,000 payment towards a related party loan, together with payments towards consulting and professional fees incurred.

We had total liabilities of $108,132 at April 30, 2009 compared to total liabilities of $131,277 at April 30, 2008.   The total liabilities include a related party loan of $42,181, inclusive of principal and accrued interest, $4,914 as a working capital loan from a related party, $11,037 in accounts payable, and $50,000 in related party accounts payable.  This is compared to Fiscal 2008 where the related party loan totaled $125,768, no comparable working capital loan from a related party, $5,509 in accounts payable, and $nil in accounts payable related party.

This related party liability represents a loan made by 961266 Alberta Inc., a stockholder of the Company, to us for operations, of which $90,000 was paid towards principal and accrued interest in the fiscal year. The $50,000 in related party accounts payable represent amounts accrued but unpaid to Ox Financial under a Management Services Agreement entered into in November 2008; Ox Financial is controlled by a stockholder of the Company.

At April 30, 2009, we had negative working capital of $104,430 as compared to working capital of $35,995  at April 30, 2008.   This change in working capital was due to the utilization of cash as described previously, and an increase in accounts payable related party.  We expect to continue to incur losses for the foreseeable future and there can be no assurance that we will achieve or maintain revenues or profitability, or establish or sustain future growth.

Revenue; Cost of Revenue

We did not earn any revenues during fiscal 2009 or fiscal 2008.  We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties.  We can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

General and Administrative Expenses

General and administrative expenses were $134,019 for the fiscal year ended April 30, 2009 as compared to $86,195 for the fiscal year ended April 30, 2008.   The increase in expenses was due to primarily to an increase in management fees under the Management Services Agreement described above. We expect such expenses to increase as our operations grow, of which there is no assurance.

Liquidity and Capital Resources

At April 30, 2009, our total assets of $3,702 ($167,272 as at April 30, 2008) were less than our current liabilities of $108,132 (131,277 as at April 30, 2008).  The decrease in current assets from fiscal 2009 over fiscal 2008 was due to the utilization of cash on hand towards reducing a loan to a related party by $90,000, and payment towards general and administrative expenses during the course of the year.  The decrease in our liabilities from fiscal 2008 to fiscal 2009 was mainly due to a decrease in the above noted related party loan from $125,768 in fiscal 2008 to $47,095 in fiscal 2009.

Based on our current cash position of $2,415 and present operations, over the next twelve months we will require additional cash in order to satisfy our general operating requirements.  These funds are expected to be acquired through additional related party loans, or private placements.  However, there can be no assurance that the Company will be able to raise the additional funds that may be required in this manner.  The Company is also required to raise the capital to fund its obligations under the Warrior Agreement, approximately $2,070,000 during fiscal 2010, as well as an allowance for increased costs expected to be incurred with the implementation of the agreement.  The Company is pursuing various options to raise this capital, though there is no assurance the Company will be able to raise these funds on reasonable commercial terms, which would lead to a default being created under the agreement, possibly resulting in a termination of the agreement if a negotiated solution was not found.

The Company at this time cannot predict what the amount of funds required may be for any acquisition or merger. The Company also cannot accurately state at this time whether it will be required to purchase any plant or equipment or have any significant changes in the number of employees, as at this time these requirements would ensue from positive outcomes of the exploration program at the McNeil Prospect.  It however does not anticipate making any such purchases or hiring any employees until such time as it has completed an acquisition or a merger, or has determined there to be a requirement to fund mine development for production purposes.

Our financial statements are reported in U.S. GAAP, however, despite the requirements, all of our business operations may be conducted in Canadian dollars and therefore our financial statements and the information in this report is presented in Canadian dollars unless otherwise stated.  We have provided a summary regarding historical exchange rates between these currencies under Item 3 in this report.

Research and Development, patents and licenses, etc.

We do not undertake any research and development activities.

Trend Information

We are an exploration stage company with an objective of acquiring, exploring, and if warranted and feasible in the future, developing natural resource properties.  Our primary focus in the natural resource sector is gold.

Our Board of Directors, Advisory Board, and Management collectively have extensive experience in the natural resource sector.    However, to take a resource property that hosts a viable ore deposit into mining production, takes a considerable amount of time and money, and the subsequent return on investment for our stockholders would likely be very long-term indeed.  We would therefore consider, if beneficial to do so and viable under then existing agreements, selling any ore bodies that may be proven to be of merit to a major mining company.  Most major mining companies obtain their ore reserves through the purchase of ore bodies found by junior exploration companies.  Although these major mining companies do some exploration work themselves, many of them rely on the junior resource exploration companies to provide them with future deposits for them to mine.  By selling a deposit found by us and/or our partners to these major mining companies, it would provide an immediate return to our stockholders without the long time frame and cost of putting a mine into operation ourselves, and would also provide future capital for us to continue operations.

The search for valuable natural resources as a business is extremely risky.  We can provide investors with no assurance that the McNeil Prospect in Ontario, Canada, contains commercially exploitable reserves.  Exploration for natural reserves is a speculative venture involving substantial risk.  Few properties that are explored are ultimately developed into producing commercially feasible reserves.  Problems such as unusual or unexpected formations and other conditions are involved in mineral exploration and often result in unsuccessful exploration efforts.  In such a case, we would be unable to complete our business plan and any money spent on exploration would be lost.

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

Impact of Inflation

We do not believe that inflation has had a material effect on our business at this time.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements as of the date of this Report.

Contractual Obligations

As at the date of this annual report, we are party to a Loan Agreement dated April 27th, 2007, between 961266 Alberta Inc.,  a stockholder of the Company, as Lender, and Coastal Pacific Mining Corp., as Debtor, wherein the Lender provided us with $125,000 (the “Principal Sum”) on the terms and conditions that we repay the Principal Sum, together with interest thereon or on so much as from time to time remains unpaid, at the rate of 10% per annum (the “Interest Rate”), calculated as well after as before maturity, default or judgment, until the principal sum and interest is paid.  An amount of $12,400 dollars of the debt was repaid by way of direction from the lender to apply against certain share subscriptions, together with additional payments made in fiscal 2009.  The principal amount of the loan is $40,676 plus accrued interest of $1,505 bringing the total amount outstanding at April 30, 2009 to $42,181.  The parties to the agreement verbally agreed to extend repayment of the remaining principal and accrued interest until such time as the Company has additional funds available.   Interest will continue to accrue at the contracted rate, and the Lender has not surrendered any rights under the original loan agreement by virtue of extending the repayment.

On November 1, 2008 the Company entered into a management service agreement with Ox Financial Corp. (the “OX Agreement”) for $10,000 monthly.   Ox Financial Corp. is a company controlled by a stockholder of the Company.  The term of this Agreement is for a period of two (2) years from November 1, 2008.

Subsequent to the period covered by this annual report the Company entered into a commitment as described above with Warrior Ventures Inc. whereby the Company is required to fund a total of $2,000,000 of exploration costs over a two year period, in order to earn our 40% interest.  Additionally, cash payments totaling $150,000, starting with $30,000 upon delivery of the $2,000,000, and $40,000 due every six months from the date of signing are required to be paid, together with the issuance of 250,000 common shares of our Company.    We have not included this contractual obligation in the table below as it was entered into subsequent to the period covered by this annual report.

Coastal Pacific Mining Corp. As At April 30, 2009
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
	Payments due by period
CONTRACTUAL OBLIGATIONS	Total $	Less than one year $	1-3 years $	3-5 years $	More than 5 years $
Short-term Debt – related party (1)	42,181	42,181	0	0	0
Management Service Contract – related party	180,000	120,000	60,000	0	0

Total	222,181	162,181	60,000	0	0
(1)  Balance as at April 30, 2009, with interest accruing at a rate of 10% per annum until principal and accrued interest paid in full

ITEM 6.                               DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

The Executive Officers and Directors of Coastal Pacific and their ages are as follows:

Name	Age	Position	Date Elected
John Kenney Berscht Box 12 – Site 25 – RR1 Sundry, Alberta T0M 1X0	70	President & CEO, acting CFO, Director	April 21, 2009
Dr. Earl Abbott 8600 Technology Way, Suite 118 Reno, Nevada, 89521	67	Director	April 21, 2009

The following are brief biographies of our directors and officers:

John Kenney Berscht – President & CEO, acting CFO, Director

Mr. John K. Berscht, Hon. BA (Business) has an extensive international career in investment banking and finance.  He is also qualified as an Independent Financial Advisor in England and the IDA of Canada. Mr. Berscht has worked worldwide where his clients ranged from local investors to major international institutional investors and has specialized in bringing Asian investors to North American equity markets, including the raising capital for various oil and gas companies as well as mining companies.

He has been both a Director and Senior Officer of numerous publically traded technology and resource companies, including an appointment as a Director of Blugrass Energy in July 2009. Mr. Berscht received an Honors Degree in Business Administration from the University of Western Ontario. He holds Series 7 and 63 licenses with the NASD and is a qualified commodities dealer and registered representative in Canada. He is qualified as a Series 24 General Principal on the New York Stock Exchange. Mr. Berscht also is a Member of the Society of Mining and Metallurgical Engineers.

Dr. Earl Abbott – Director

Dr. Earl Abbott received his Ph.D. in Geology at Rice University where he studied the tectonics of the western U.S., Dr. Abbott has spent 34 years exploring for mineral deposits, 26 of them for gold in Nevada.

His management of an exploration program in Nevada in 1981 resulted in the acquisition of three gold ore bodies that were subsequently mined profitably.

Over his career Dr. Abbott has consulted to the mining industry and has been an officer and director of several junior mining companies. He combines strong management skills with a creative vision that enables the Company to apply sound scientific principles in unique ways to the search for significant gold deposits.

In February of 2008, Dr. Abbott was appointed as a director of USA Uranium Corp. and its director of mining operations.  In May, 2007, Dr. Abbott was appointed as a director of Desert Gold Ventures Inc. From March, 2004, to present, Dr. Abbott has been the President, Chief Executive Officer and Director of Tornado Gold International Corporation.  Dr. Abbott resigned as the Chief Financial Officer of Tornado Gold in March, 2006.  From 2003, to December 1, 2006, Dr. Abbott was the President of Big Bar Gold Corp., a company reporting on a Canadian exchange, and he continues to serve as a director.  From 2005, to December 1, 2006, Dr. Abbott served as president of AAA Minerals, which later became AAA Energy, a company reporting on a U.S. exchange, and he continues to serve as a director.  From 1999, to present, Dr. Abbott has served as the president of King Midas Resources Ltd., a private Canadian company he founded, which has acquired U.S. and Mexican gold properties.  From 1982, to the present, Dr. Abbott has been self-employed as a geological consultant, in which he manages metallic and industrial mineral projects and exploration programs.

Dr. Abbott is active in his profession, having served as an executive of numerous professional mining associations. As a result, he has an extensive network of leadership contacts.

He is Certified Professional Geologist by the American Institute of Professional Geologists (AIPG) as well as the past President of the Nevada Chapter. He is also a member and past President of the Geological Society of Nevada (GSN), a member and past President of the Nevada Petroleum Society (NPS), a member and past President of the Denver Region Exploration Geologists Society (DREGS), a member of the Society of Economic Geologists (SEG), a member of the Society for Mining, Metallurgy, and Exploration (SME), a member of the Geological Society of America (GSA), a member of the Northwest Mining Association (NWMA), a member of the British Columbia & Yukon Chamber of Mines, and a member of the Prospectors and Developer Association of Canada (PDAC).

Dr. Abbott is a Qualified Person under the rules of National Instrument 43-101.

There are no family relationships among our officers, directors, or persons nominated for such positions.

The Company has formed an advisory board and details the information on those members below:

David L. Gibson, Advisory Board Member

David Gibson studied engineering at the University of Windsor with a minor in geology and geophysics, and was a graduate of Georgian College in Business Administration Marketing. Founding member of Diatreme Explorations in 1998, which was rolled into Mantis Minerals Corporation (MINE. CNQ) in 2007. Formed Gibson and Associates Services Company in 1989 to service the Mining, Oil and Gas and Environmental industries.

David Gibson began in the mining industry in 1982 working in the northern mining districts of Ontario and Quebec performing geophysical and geochemical surveys for junior and major mining companies. In 1989 founded Gibson and Associates, a highly successful business to date, to provide exploration services, today including geomatics, geophysics and geochemistry to the Environmental, Mining and Oil and Gas industries. Mr. Gibson has worked in collaboration with the Ontario Geological Survey and the Geological Survey of Canada investigating the circular vegetative phenomenon found in the James Bay Lowlands of Ontario and was published for his efforts and involvement. Throughout his career he has performed contract field services for such junior companies as Actuate Resources, Temex Resources, and Avalon Ventures. Major mining companies contracted to over the years have included Noranda, Inco, Cameco, and Goldcorp. Provided advanced exploration technical consulting services of geomatics, geophysics, geochemistry and geotechnical design, implementation, and management for such programs for Gold projects Diamonds, Base metals and Platinum Group Elements.

Mr. Gibson brings over 25 years of mineral exploration experience and mining acumen with strong business and management skills.

Gary Campbell, Advisory Board Member

Mr. Campbell operates Unified Financial Inc., a US consulting company that provides guidance and expertise in structuring, financing, growth, implementing strategies, compliance and acquisitions. Unified brings over 200 years of combined public company experience and will provide company management with options necessary to maximize shareholder value.

Involvement in Certain Legal Proceedings

We are not aware of any material legal proceedings that have occurred within the past five years concerning any director, officer, director nominee, or control person which involved a criminal conviction, a pending criminal proceeding, a pending or concluded administrative or civil proceeding limiting one’s participation in the securities or banking industries, or a finding of securities or commodities law violations.

B.  Compensation

None of our officers or directors have received or earned any compensation or bonus for services rendered for the fiscal year 2009.

We did not maintain key-man life insurance for any of our executive officers or directors, nor did we have any long-term compensation plans, stock option plans or profit sharing plans during fiscal 2009.

No arrangements are presently in place regarding compensation to directors for their services as directors or for committee participation or special assignments.

C.  Board Practices

The directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected.  Executive officers serve at the discretion of the Board of Directors.

There are no service contracts with any officers or directors.

The Board of Directors has not yet formed any committees, including an audit committee.

D.  Employees

As of the date of this annual report, the Company has no direct employees, nor has it had any since inception.  All of our operations are carried out by our President/CEO/acting CFO and Director, Ken Berscht, on a part-time basis, together with OX Financial, through their management services contract.  Mr. Berscht has allocated up to 8 hours per week on our business and plans to allocate time to our requirements as he sees fit, in his sole discretion.  There has been no salary or compensation paid, earned, or accrued to any of the officers and directors and there are no plans to pay, earn, or accrue any compensation until such time as we have sufficient capital and/or revenues to do so, of which there is no assurance.  Exploration work as part of the McNeil Prospect will be carried out by the designated Operator.  We have hired outside accounting and consulting for all accounting and required regulatory filings and these consultants are compensated on an hourly basis for their work.  There is no compensation accrual or back pay allowance for Mr. Berscht.  The Company has a management services contract with Ox Financial and accrues monthly fees of $10,000 per month against the contract.  Payments on this contract are made to Ox Financial as funds become available.

E. Share Ownership

Below is the Share Ownership of our Officers and Directors.
Beneficial Owner	Shares	Percent of total issued (1)
John Kenney Berscht	-0-	0%
Earl Abbott	-0-	0%
All Executive Officers and Directors as a Group (2 persons)	-0-	0%
(1)  Based on 35,800,000 Common Shares issued and outstanding on June 26, 2009.

On June 10, 2009, the Board of Directors, approved the Company’s 2009 stock option plan, which contemplates the issuance of up to 5,000,000 shares of the Company’s common stock in the form of stock options to the Company’s directors, officers, employees and/or consultants, with the option prices, vesting and other terms to be determined upon grant by the administrator(s) thereof.  As of the filing of this report, there have been no issuances under this plan.

ITEM 7.                                MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Stockholders

The following table sets forth certain information, as of June 26, 2009, concerning the ownership of our Common Shares by each person who, to the best of our knowledge, beneficially owned on that date more than 5% of our outstanding Common Shares.

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

Beneficial Owner	Shares	Percent of total issued (1)
1252355 Alberta Ltd	2,400,000	6.7%
961266 Alberta Inc.	18,400,000	51.4%
Milic Vlahovic	2,400,000	6.7%
(1)  Based on 35,800,000 shares issued and outstanding on June 26, 2009.

In fiscal year 2008, a then officer and director of the Company, Larry Taylor was the beneficial owner of 3,200,000 shares, then comprising approximately 17.9% of the then issued and outstanding shares. As at April 30, 2009, Mr. Taylor held a total of 1,600,000 shares comprising approximately 4.5% of the Company’s total issued and outstanding shares.   As of the filing of this report Mr. Taylor has sold his remaining shares and they are currently in for transfer.    Mr. Stevens, who was also a director and officer of the Company, had previously held a total of 3,200,000 Common Shares which he acquired pursuant to a loan agreement with our major stockholder.    The major stockholder currently holds those shares due to a default under the loan agreement due on July 31, 2008 which was noticed and effected on August 7, 2008.  Both Mr. Taylor and Mr. Stevens did not stand for re-election at the Company’s annual general meeting, held on April 21, 2009, as Mr. Taylor, due to health reasons, and Mr. Stevens, due to prior commitments, were not in a position to undertake duties as directors of the Company.

Our major stockholders do not have voting rights that differ from the other holders of shares of our Common Shares.

We are not aware of any arrangements that would result in a change in control of our Company at a subsequent date.

B.           Related Party Transactions

(i)	Loan agreement

On March 27, 2007, the Company entered into a loan agreement with 961266 Alberta Inc. (the “Lender”), a stockholder of the Company, for $125,000.  The term of the loan was for 24 months, with interest to accrue over the term of the loan at a rate of 10% per annum, payable in full on March 27, 2009.  Subsequent to April 30, 2007, the Company received instructions from the Lender to convert a total of $12,400 in loan proceeds to share subscriptions for a total of 12,400,000 shares of the Company’s common stock at $0.001 per share.  During the fiscal year ended April 30, 2009, the company repaid an amount of $90,000 to reduce the principal amount and the accrued interest. Loan payable to related party as of April 30, 2009 totaled $42,181 (2008 - $125,768) including unpaid accrued interest of $1,505 (2008 - $12,613).  The parties to the agreement verbally agreed to extend repayment of the remaining principal and accrued interest until such time as the Company has additional funds available.  Interest will continue to accrue at the contracted rate, and the Lender has not surrendered any rights under the original loan agreement by virtue of extending the repayment.

(ii)	Loan agreement

As at April 30, 2009, a loan remained outstanding from OX Financial Corp., a company controlled by a stockholder of the Company, in the amount of $4,914, which amount is unsecured and non-interest bearing with no specific terms of repayment.  The proceeds from this loan provided working capital for the Company.

(iii)	Management service agreement

On November 1, 2008 the Company entered into a management service agreement for $10,000 monthly with OX Financial Corp. (the “Ox Agreement”).  Ox Financial Corp. is a company controlled by a stockholder of the Company.  The term of this Agreement is for a period of two (2) years from November 1, 2008.  During the fiscal year ended April 30, 2009, the Company incurred $60,000 in management fees under the OX Agreement. Accounts payable to related party as of April 30, 2009 amounted to $50,000, owed to OX Financial Corp.

C.           Interests of Experts and Counsel

Not Applicable.

ITEM 8.                                FINANCIAL INFORMATION

A.	Financial Statements, and Other Financial Information

The required audited financial statements for the fiscal years ended April 30, 2009 and 2008 are provided at the end of this annual report starting on Page F-1.

B.           Significant Changes

Other than as disclosed herein, no significant change has occurred in our financial statements since the fiscal year ended April 30, 2009.

ITEM 9.                                THE OFFER AND LISTING

A.	Offer and Listing Details

Our common stock is quoted for trading on the OTC Bulletin Board under the symbol "CPMCF".  Our common stock was approved for quotation on October 7, 2008, therefore no trade prior to that date.  We have no other classes of stock quoted on any markets.

Following are the annual high and low market prices for our common stock presented for the prior fiscal year.  There was no trading in our common stock in the four prior fiscal years.

Period	High $	Low $
Fiscal Year 2008 (May 07 – Apr 08)	n/a	n/a
Fiscal Year 2009 (May 08 – Apr 09)

Following are the high and low market prices for our common stock presented for each full financial quarter for the two most recent fiscal years and subsequent periods, commencing for the quarter ended October 2008, which was the quarter during which the first trade in our common stock took place.

Period	High $	Low $
May 2007 to July 2007	n/a	n/a
August 2007 to October 2007	n/a	n/a
November 2007 to January 2008	n/a	n/a
February 2008 to April 2008	n/a	n/a
May 2008 to July 2008	n/a	n/a
August 2008 to October 2008	No trades	No trades
November 2008 to January 2009	0.85	.01
February 2009 to March 30, 2009	0.85	.03
Mar 31, 2009 to April, 2009 (after a 2 for 1 split)	0.40	0.20

Following are the high and low market prices for each of the most recent full six months.

Month	High $	Low $
January 2009	0.85	0.85
February 2009	0.85	0.10
March 2 – March 30 2009	0.10	0.03
March 31, 2009 (after a 2 for 1 split)	Closing Bid: 0.20
April 2009	0.40	0.20
May 2009	0.35	0.25
June 2009	0.42	0.20

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common stock is quoted for trading on the OTC Bulletin Board under the symbol "CPMCF".  Our common stock was approved for quotation on October 7, 2008.  We have no other classes of stock quoted on any markets.

D.	Selling Stockholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.                             ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

Incorporated by reference to disclosure provided in our Form F-1 filed with the Securities and Exchange Commission on August 27, 2007.

C.	Material Contracts

There are no other material contracts that have not been otherwise disclosed in this annual report.

D.	Exchange Controls

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

Capital Gains

A non-resident holder is not subject to tax under the Income Tax Act in respect of a capital gain realized upon the disposition of a common share of our company unless such share is "taxable Canadian property" (as defined in the Income Tax Act) of the non-resident holder.  Our common stock generally will not be taxable Canadian property of a non-resident holder unless the non-resident holder alone or together with non-arm’s length persons owned, or had an interest in an option in respect of, not less than 25% of the issued stock of any class of our capital stock at any time during the 60 month period immediately preceding the disposition of the stock.  In the case of a non-resident holder resident in the United States for whom stock of our company is taxable Canadian property, no Canadian taxes will generally be payable on a capital gain realized on such stock by reason of the Treaty unless the value of such stock is derived principally from real property situated in Canada.

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

Capital Gains

In general, upon a sale, exchange or other disposition of common stock, a U.S. Holder will generally recognize a capital gain or loss for United States federal income tax purposes in an amount equal to the difference between the amounts realized on the sale or other distribution and the U.S. Holder’s adjusted tax basis in such stock.  Such gain or loss will be a United States source gain or loss and will be treated as a long-term capital gain or loss if the U.S. Holder’s holding period of the stock exceeds one year.  If the U.S. Holder is an individual, any capital gain will generally be subject to United States federal income tax at preferential rates if specified minimum holding periods are met.  The deductibility of capital losses is subject to significant limitations.

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

Use of Proceeds
On January 7, 2008 our Registration Statement on Form F-1 under Commission file number 333-145707 was declared effective, enabling us to offer up to 5,500,000 shares of common stock of our company at a price of $0.03 per share.  On March 18, 2008 we accepted subscriptions for the entire offering from 18 investors, raising a total of $165,000.  No commissions were paid on any of the above issuance.  As of April 30, 2009, there are 35,800,000 issued and outstanding shares of common stock of which no shares are held by our officers and directors.

Following is the use of proceeds for actual expenses incurred for our account from January 7, 2008 to April 30, 2009 in connection with the issuance and distribution of the securities:

Expense	Amount of direct or indirect payments to directors, officers, general partners, 10% stockholders or affiliates of the Issuer $	Amount of direct or indirect payments to others $
Transfer agent	-	670
Office and administration, including accounting	-	3,466
Total Expenses:	-	4,136

Net proceeds of the offering after payment of the above costs were $160,864.

Following is a table detailing the use of net offering proceeds to April 30, 2009 from the offering of the securities.

Expenses	Amount of direct or indirect payments to directors, officers, general partners, 10% stockholders or affiliates of the Issuer $	Amount of direct or indirect payments to others $
Exploration activities	31,000	1,946
General working capital	10,000	12,554
Legal and accounting	-	15,364
Repayment of Loan	90,000	-
Total Expenses	131,000	29,864

The original use of proceeds from the offering was as described in the F-1 offering document incorporated for reference herein and as described in the annual report.    Our F-1 detailed the use of proceeds as listed below.  The Company had determined not to expend additional funds on its Violet East Claims after the expenditure of $31,000 and the remaining funds to be allocated to exploration activities were instead paid against the outstanding shareholder loan in the amount of $69,000, with the remaining amount of approx $21,000 paid against the loan from general working capital.

The following table indicates our intended use of proceeds from funds raised under the offering.  Above you will find the actual use of proceeds from the funds raised under the offering.

Proceeds from Sale of Common Shares	$165,000
Expenses Exploration activities Legal and Accounting General Working Capital Total	$100,000 $15,000 $50,000 $165,000

ITEM 15.                             CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, under supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e).  Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of April 30, 2009, because of the material weakness in our internal control over financial reporting (“ICFR”) described below, our disclosure controls and procedures were not effective.

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

Management’s Annual Report On Internal Control Over Financial Reporting

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2009.  In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.   Based on its assessment, management concluded that, as of April 30, 2009, the Company’s internal control over financial reporting was not effective and that material weaknesses in ICFR existed as more fully described below.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected.  In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses as of April 30, 2009:

1.           Lack of an independent audit committee or audit committee financial expert. We only have one member of the Board who is an independent director and we do not have an audit committee.  These factors may be counter to corporate governance practices as defined by the various stock exchanges and may lead to less supervision over management;

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

Changes in Internal Control over Financial Reporting

As of April 30, 2009, management assessed the effectiveness of our internal control over financial reporting and based on that evaluation, they concluded that during the year ended April 30, 2009 and to date, the internal controls and procedures were not effective due to deficiencies that existed in the design or operation of our internal controls over financial reporting.  However, management believes these weaknesses did not have an effect on our financial results.  During the course of their evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

Due to a lack of financial and personnel resources, we are not able to, and do not intend to, immediately take any action to remediate these material weaknesses.  We will not be able to do so until, if ever, we acquire sufficient financing and staff to do so.   We will implement further controls as circumstances, cash flow, and working capital permit.  Notwithstanding the assessment that our ICFR was not effective and that there were material weaknesses as identified in this report, we believe that our financial statements contained in our Annual Report on Form 20-F for the fiscal year ended April 30, 2009, fairly presents our financial position, results of operations and cash flows for the years covered thereby in all material respects.

Management believes that the material weaknesses set forth above were the result of the scale of our operations and are intrinsic to our small size.   Management believes these weaknesses did not have an effect on our financial results.

We are committed to improving our financial organization.   As part of this commitment, we will, as soon as funds are available to the Company (1) appoint outside directors to our board of directors sufficient to form an audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures; (2) create a position to segregate duties consistent with control objectives and to increase our personnel resources.  We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary and as funds allow.

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

There were no changes in our internal control over financial reporting during the year ended fiscal April 30, 2009, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                              [RESERVED]

ITEM 16A.                          AUDIT COMMITTEE FINANCIAL EXPERT

We presently do not have an audit committee and accordingly, we do not have an audit committee member who qualifies as an "audit committee financial expert" or who is "independent" as that is defined by Rule 4200(a)(15) of the NASDAQ Market Place Rules.  Our board of directors performs the same functions as an audit committee.  Since there are insufficient independent members of the board, it is not feasible at this time to have an audit committee.

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

ITEM 16C.                          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent auditors for the fiscal years ended April 30, 2009 and 2008 were Child, Van Wagoner & Bradshaw, PLLC of Salt Lake City, Utah.

Audit Fees
The fees billed by Child, Van Wagoner & Bradshaw, PLLC for professional services rendered for the audit of our annual financial statements for the fiscal years ended April 30, 2009 and April 30, 2008  were $7,000 and $6,500 respectively.

Audit Related Fees
The fees billed for assurance and related services by Child, Van Wagoner & Bradshaw, PLLC relating to the performance of the audit or review of our financial statements for the fiscal year ended April 30, 2009 and April 30, 2008 respectively, which are not reported under the heading "Audit Fees" above, were Nil.

Tax Fees
For the fiscal years ended April 30, 2009 and 2008 respectively, the aggregate fees billed for tax compliance, tax advice and tax planning by Child, Van Wagoner & Bradshaw, PLLC were Nil.

All Other Fees
For the fiscal years ended April 30, 2009 and 2008 respectively, the aggregate fees billed by Child, Van Wagoner & Bradshaw, PLLC as applicable, for products and services, other than the services set out above, were Nil.

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

Not applicable.

PART III

ITEM 17.                             FINANCIAL STATEMENTS

Our audited financial statements for the fiscal years ended April 30, 2009, and 2008 are provided herein starting on page F-1.

COASTAL PACIFIC MINING CORP.
FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (MARCH 27, 2007) TO
FISCAL YEAR END APRIL 30, 2009

REPORTED IN CANADIAN DOLLARS

Page

Audited Financial Statements

Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets	F-3

Statements of Operations	F-4

Statements of Stockholders’ Equity (Deficit)	F-5

Statements of Cash Flows	F-6

Notes to Financial Statements	F-7 to F-13

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Officers and Directors
Coastal Pacific Mining Corp.

We have audited the accompanying balance sheets of Coastal Pacific Mining Corp. as of April 30, 2009 and 2008, and the related statements of operations, stockholders’ equity (deficit), and cash flows for the years ended April 30, 2009 and 2008, for the period of inception (March 27, 2007) to April 30, 2007, and for the period from inception (March 27, 2007) to April 30, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Pacific Mining Corp. as of April 30, 2009 and 2008, and the results of its operations, and its cash flows for the years ended April 30, 2009 and 2008, for the period of inception (March 27, 2007) to April 30, 2007, and for the period from inception (March 27, 2007) to April 30, 2009, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Child, Van Wagoner & Bradshaw, PLLC
Certified Public Accountants
Salt Lake City, Utah
July 20, 2009

COASTAL PACIFIC MINING CORP.
 (An Exploration Stage Company)
Balance Sheets
REPORTED IN CANADIAN DOLLARS

	Fiscal Year Ended April 30, 2009	Fiscal Year ended April 30, 2008

ASSETS
Current
Cash	$2,415	$166,810
GST receivable	1,287	462
Total Current Assets	3,702	167,272

TOTAL ASSETS	$3,702	$167,272

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current Liabilities
Accounts payable	$11,037	$5,509
Accounts payable – related party (Note 5)	50,000	-
Short term loan – related party (Note 5)	47,095	125,768
	108,132	131,277

Total Liabilities	108,132	131,277

Stockholders’ Equity (Deficit)
Common stock An unlimited number of Common Shares with no par value. Issued and outstanding 35,800,000 shares as at April 30, 2009 and 35,800,000 as at April 30, 2008.	177,400	177,400
Accumulated deficit	(281,830)	(141,405)
Total Stockholders’ Equity (Deficit)	(104,430)	35,995

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$3,702	$167,272

The accompanying notes are an integral part of these financial statements.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
Statements of Operations
REPORTED IN CANADIAN DOLLARS

	Fiscal Year ended April 30,
	2009	2008	2007	From Inception (March 27, 2007) to April 30, 2009

Revenues	$-	$-	$-	$-

Operating Expenses

Consulting fees	39,877	70,292	25,000	135,169
Management fees	60,000	-	-	60,000
Mineral claims acquisition costs	1,906	510	15,000	17,416
Professional fees	24,303	10,937	2,302	37,542
Administrative expenses	7,933	4,456	307	12,696
	134,019	86,195	42,609	262,823

Income (Loss) from Operations	(134,019)	(86,195)	(42,609)	(262,823)

Interest expense	(6,413)	(12,613)	-	(19,026)
Foreign currency translation adjustment	7	12	-	19

Net Income (loss)	$(140,425)	$(98,796)	$(42,609)	$(281,830)

Net income (loss) per share	$(0.00)	$(0.00)	$(0.00)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	35,800,000	35,800,000	24,800,000

The accompanying notes are an integral part of these financial statements.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
Statements of Stockholders’ Equity (Deficit)
REPORTED IN CANADIAN DOLLARS

	Common Stock
	Shares	Amount	Accumulated Deficit	Total Stockholders’ Equity (Deficit)
Balance at March 27, 2007 (Date of Inception)	-	$-	$-	$-
Issuance of common stock at no par value	12,400,000	12,400	-	12,400
Issuance of common stock at no par value in connection with two-for-one stock split	12,400,000	-		-
Net loss for the period	-	-	(42,609)	(42,609)
Balance at April 30, 2007	24,800,000	12,400	(42,609)	(30,209)
Issuance of common stock at no par value	5,500,000	165,000	-	165,000
Issuance of common stock at no par value in connection with two-for-one stock split	5,500,000	-	-	-
Net loss for the period	-	-	(98,796)	(98,796)
Balance at April 30, 2008	35,800,000	177,400	(141,405)	35,995
Net loss for the period			(140,425)	(140,425)
Balance at April 30, 2009	35,800,000	$177,400	$(281,830)	$(104,430)

The accompanying notes are an integral part of these financial statements.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
Statements of Cash Flows
REPORTED IN CANADIAN DOLLARS

	Fiscal Year ended April 30,
	2009	2008	2007	From Inception (March 27, 2007) to April 30, 2009

Cash flow used in operating activities
Net loss for the period	$(140,425)	$(98,796)	$(42,609)	$(281,830)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets:
Prepaid expenses	-	70,171	(70,171)	-
GST receivable	(825)	(311)	(151)	(1,287)
Accounts Payable	55,528	5,509	-	61,037
Net cash used in operating activities	(85,722)	(23,427)	(112,931)	(222,080)

Cash flow provided (required) by financing activities
Proceeds from related parties loan	4,914	212	125,556	130,682
Repayments to related parties loan	(83,587)	-	-	83,587
Stock issued for cash	-	177,400	-	177,400
Net cash provided (required) by financing activities	(78,673)	177,612	125,556	224,495

Cash Increase (Decrease)	(164,395)	154,185	12,625	2,415

Cash, Beginning of period	166,810	12,625	-	-

Cash, End of period	$2,415	$166,810	$12,625	$2,415

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$17,521	$-	$-	$17,521
Income taxes	$-	$-	$-	$-

The accompanying notes are an integral part of these financial statements.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2009
REPORTED IN CANADIAN DOLLARS

1.      Basis of Operations and Continuance of Operations
The Company was incorporated in the Province of Alberta, Canada on March 27, 2007.  The Company is an Exploration Stage Company as defined by Statement of Financial Accounting Standards (“SFAS”) No. 7.  These financial statements have been prepared on a going concern basis.  The Company has incurred losses since inception resulting in an accumulated deficit of $281,830 and further losses are anticipated in the development of its business raising substantial doubt about the Company’s ability to continue as a going concern.  Its ability to continue as a going concern is dependent upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.  Management intends to address the going concern issue by funding future operations through the sale of equity capital and by director loans, if needed.

On March 26, 2009, the Company undertook a 2-for-1 common stock split in the form of a 100% stock dividend. On March 30, 2009, the Company distributed 17.9 million common shares with no par value to stockholders of record on March 26, 2009. The effect of the stock split has been recognized retroactively in the stockholders’ equity accounts as of April 30, 2007, and in all shares and per share data in the financial statements and the notes to the financial statements.

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

d)           Financial Instruments

 The carrying value of cash and prepaid expenses approximate their fair value because of the short-term maturity of these instruments.  The Company’s operations are in Canada and its primary operations are carried out in the functional currency of Canada.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2009
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

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2009
REPORTED IN CANADIAN DOLLARS

2.      Summary of Significant Accounting Policies (continued)

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

In March 2008, the FASB issued SFAS No. 161, DISCLOSURES ABOUT DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES (an amendment to SFAS No. 133). This statement is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008 and requires enhanced disclosures with respect to derivative and hedging activities. The Company will comply with the disclosure requirements of this statement if it utilizes derivative instruments or engages in hedging activities upon its effectiveness.

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

In May 2008, the FASB issued SFAS No. 162, THE HIERARCHY OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES.  This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).  This statement is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “the Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles.”

In May 2008, the FASB issued SFAS No. 163, ACCOUNTING FOR FINANCE GUARANTEE INSURANCE CONTRACTS – AN INTERPRETATION OF FASB STATEMENT NO. 60. The premium revenue recognition approach for a financial guarantee insurance contract links premium revenue recognition to the amount of insurance protection and the period in which it is provided. For purposes of this statement, the amount of insurance protection provided is assumed to be a function of the insured principal amount outstanding, since the premium received requires the insurance enterprise to stand ready to protect holders of an insured financial obligation from loss due to default over the period of the insured financial obligation.  This Statement is effective for financial statements issued for fiscal years beginning after December 15, 2008.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2009
REPORTED IN CANADIAN DOLLARS

2.      Summary of Significant Accounting Policies (continued)

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

In November 2008, the Emerging Issues Task Force (“EITF”) issued Issue No. 08-7, Accounting for Defensive Intangible Assets (“EITF 08-7”). EITF 08-7 applies to all acquired intangible assets in which the acquirer does not intend to actively use the asset but intends to hold (lock up) the asset to prevent its competitors from obtaining access to the asset (a defensive asset), assets that the acquirer will never actually use, as well as assets that will be used by the acquirer during a transition period when the intention of the acquirer is to discontinue the use of those assets. EITF 08-7 is effective as of January 1, 2009. The Company does not expect the adoption of EITF 08-7 to have a material impact on its financial statements.

On January 12, 2009 the FASB issued a final Staff Position ("FSP") amending the impairment guidance in EITF Issue No. 99-20, Recognition of Interest Income and Impairment on Purchased Beneficial Interests and Beneficial Interests That Continue to Be Held by a Transferor in Securitized Financial Assets to achieve more consistent determination of whether another-than-temporary impairment has occurred. This FSP does not have an impact on the Company at the present time.

On April 1, 2009 the FASB issued FSP FAS 141(R)-1 that amends and clarifies FASB No. 141 (revised 2007), Business Combinations, to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosures of assets and liabilities arising from contingencies in a business combination.

On April 9, 2009 the FASB issued three FSPs intended to provide additional application guidance and enhance disclosures regarding fair value measurements and impairments of securities. FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly, provides guidelines for making fair value measurements more consistent with the principles presented in FASB Statement No. 157, Fair Value Measurements. FSP FAS 107-1 and APB 28-1, Interim Disclosures about Fair Value of Financial Instruments, enhances consistency in financial reporting by increasing the frequency of fair value disclosures. FSP FAS 115-2 and FAS 124-2, Recognition and Presentation of Other-Than-Temporary Impairments, provides additional guidance designed to create greater clarity and consistency in accounting for and presenting impairment losses on securities. These FSPs do not have an impact on the Company at the present time.

On May 28, 2009 the FASB announced the issuance of SFAS 165, Subsequent Events. SFAS 165 should not result in significant changes in the subsequent events that an entity reports. Rather, SFAS 165 introduces the concept of financial statements being available to be issued. Financial statements are considered available to be issued when they are complete in a form and format that complies with generally accepted accounting principles (GAAP) and all approvals necessary for issuance have been obtained.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2009
REPORTED IN CANADIAN DOLLARS

2.      Summary of Significant Accounting Policies (continued)

h)           Recently Issued Accounting Pronouncements (Continued)

On June 12, 2009 the FASB issued two statements that amended the guidance for off-balance-sheet accounting of financial instruments: SFAS No. 166, Accounting for Transfers of Financial Assets, and SFAS No. 167, Amendments to FASB Interpretation No. 46(R).

SFAS No. 166 revises SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, and will require entities to provide more information about sales of securitized financial assets and similar transactions, particularly if the seller retains some risk to the assets, the FASB said. The statement eliminates the concept of a qualifying special-purpose entity, changes the requirements for the derecognition of financial assets, and calls upon sellers of the assets to make additional disclosures about them.

SFAS No. 167 amends FASB Interpretation (FIN) No. 46(R), Consolidation of Variable Interest Entities, by altering how a company determines when an entity that is insufficiently capitalized or not controlled through voting should be consolidated, the FASB said. A company has to determine whether it should provide consolidated reporting of an entity based upon the entity's purpose and design and the parent company's ability to direct the entity's actions.

The standards will be effective at the start of the first fiscal year beginning after November 15, 2009, which will mean January 2010 for companies that are on calendar years. The guidance will have to be applied for first-quarter filings.

The FASB issued SFAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, on June 29, 2009 and, in doing so, authorized the Codification as the sole source for authoritative U.S. GAAP.   SFAS No. 168 will be effective for financial statements issued for reporting periods that end after September 15, 2009.  Once it's effective, it will supersede all accounting standards in U.S. GAAP, aside from those issued by the SEC.  SFAS No. 168 replaces SFAS No. 162 to establish a new hierarchy of GAAP sources for non-governmental entities under the FASB Accounting Standards Codification.

None of the above new pronouncements has current application to the Company, but may be applicable to the Company's future financial reporting.

3.      Income Taxes

The Company has losses carried forward of approximately $281,830 which expire starting 2027.

4.     Stockholders’ Equity

The Company is authorized to issue an unlimited number of shares of common stock with no par value. The Company declared a two-for-one stock split effected in the form of 100% stock dividends issued in March, 2009.  The Company had 35,800,000 shares of common stock issued and outstanding as of the fiscal year ended April 30, 2009.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2009
REPORTED IN CANADIAN DOLLARS

5.      Related Party Transactions

(i)	Acquisition of Mineral Claim

On April 3, 2007 the Company provided funds for the acquisition of a mineral claim pursuant to a letter agreement with Garland Stevens, Secretary-Treasurer and a director of the Company (the “Vendor”) which was memorialized on April 30, 2007.  Under the terms of the agreement the Company acquired an interest in Tenure number 530021, Event Number 4150607, which property is more particularly described as the Violet East Mineral Claim, located in the Liard Mining Division on the Klastline Plateau within the Stikine Arch of northwestern British Columbia.  The acquired property consists of approximately 431 hectares.  Under the terms of the letter agreement, the Company reimbursed cash consideration of $15,000 with respect to the Mineral Claim which had been advanced to the Vendor.  Additionally the Company paid $25,000 for consulting fees associated with the research and acquisition of the property to an arms-length third party.  These amounts have been expensed on the Company’s Statement of Operations.

(ii)	Loan agreement

On March 27, 2007, the Company entered into a loan agreement with 961266 Alberta Inc. (the “Lender”), a stockholder of the Company, for $125,000.  The term of the loan was for 24 months, with interest to accrue over the term of the loan at a rate of 10% per annum, payable in full on March 27, 2009.  Subsequent to April 30, 2007, the Company received instructions from the Lender to convert a total of $12,400 in loan proceeds to share subscriptions for a total of 12,400,000 shares of the Company’s common stock at $0.001 per share.  During the fiscal year ended April 30, 2009, the company repaid an amount of $90,000 to reduce the principal amount and the accrued interest. Loan payable to related party as of April 30, 2009 totaled $42,181 (2008 - $125,768) including unpaid accrued interest of $1,505 (2008 - $12,613).  The parties to the agreement verbally agreed to extend repayment of the remaining principal and accrued interest until such time as the Company has additional funds available. Interest will continue to accrue at the contracted rate, and the Lender has not surrendered any rights under the original loan agreement by virtue of extending the repayment.

As at April 30, 2009, the Company has an outstanding loan in the amount of $4,914 from OX Financial Corp., a company controlled by a stockholder of the Company, which amount is unsecured and non-interest bearing with no specific terms of repayment.  The proceeds from this loan were used for working capital of the Company.

(iii)	Management service agreement

On November 1, 2008, the Company entered into a two year management service agreement  payable at $10,000 monthly with Ox Financial Corp., a company controlled by a stockholder of the Company.  During the fiscal year ended April 30, 2009, the Company incurred $60,000 in management fees under this agreement.  Accounts payable to related parties as of April 30, 2009 amounted to $50,000 (2008 – $nil), owed to OX Financial Corp.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2009
REPORTED IN CANADIAN DOLLARS

6.      Subsequent events

Subsequent to the period covered by this annual report, the Company has entered into a joint venture and option agreement with Warrior Ventures Inc. to acquire an interest in the McNeil Gold Property (the “Warrior Agreement”).  A copy of the agreement is appended as an exhibit to this filing.  Under the terms of the Warrior Agreement, the Company can earn an undivided 40% interest in the McNeil Gold Property by spending two million dollars ($2,000,000) in exploration over the next 2 years and completing cash and stock payments to Warrior Ventures Incorporated, as detailed under the joint venture/option agreement.

Subsequent to the period covered by this annual report, the Company has entered into an Option Agreement with Trio Gold Corp., whereby the Company would earn up to a 45% interest in Trio’s wholly-owned twenty nine claim Rodeo Creek property in Elko County, Nevada, by funding $2,000,000 towards a drilling program.  An additional 30% interest may be earned by taking the project through the bankable feasibility phase.  Trio Gold Corp would receive 300,000 shares of the Company upon the option being exercised.  The Company had until July 15, 2009, to complete due-diligence and to provide the first $1,000,000 in funding for the drilling program. On July 15, 2009, the Company entered into an agreement with Trio to extend the Option Agreement for an additional 90 days.  A further extension may be provided at the option of Trio.  This extension is non-exclusive, therefore if Trio is successful in raising funds from another source for the drilling program, the Company would lose its option.  Furthermore, the initial undivided interest is now 40%, not 45%, and the earned interest upon completion of a bankable feasibility study is now 70%, not 75%.  In consideration for this extension, the Company is to issue 300,000 shares of the Company, separate and apart from the 300,000 shares to be issued if the option is exercised. All other terms of the original option agreement remain the same. As due-diligence has not been completed as of the date of this report, nor has the necessary funding yet been acquired, additional reporting will occur when and if the Company exercises this Option.

ITEM 18.                      EXHIBITS

Exhibits:
Number	Description
3.1	Articles of Incorporation	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on August 27, 2007
3.2	Bylaws	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on August 27, 2007
4.1	Form of Share Certificate	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on August 27, 2007
10.1	Subscription Agreement	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on August 27, 2007
10.2	Loan Agreement between Coastal Pacific Mining Corp. and 961266 Alberta Inc. dated March 27, 2007	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on August 27, 2007
10.3	Acquisition Letter Agreement dated April 30, 2007	Incorporated by reference to the Exhibits filed with the Form F-1 filed with the SEC on August 27, 2007
10.4	Management Services Agreement by and between the Company and Ox Financial Corp. dated May 1, 2008	Filed herewith
10.5	Joint Venture/Option Agreement dated May 27, 2009 by and between the Company and Warrior Ventures	Filed herewith
10.6	Option Agreement between the Company and Trio Gold Corp. dated May 15, 2009	Filed herewith
10.7	Extended Option Agreement dated July 15, 2009, between the Company and Trio Gold Corp.	Filed herewith
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Chief Executive Officer and Principal Financial Officer	Filed herewith
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

COASTAL PACIFIC MINING CORP.

Date: July 24, 2009	By:	/s/ John Kenney Berscht
Name: John Kenney Berscht
Title: President/CEO/acting CFO and Director (Principal Executive Officer, Principal Financial Officer)