Form 20-F
period 2010-04-30
COASTAL PACIFIC MINING CORP
filed 2010-11-09
CIK 1410181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended April 30, 2010 (with other information to November 5, 2010, except where noted)
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:

For the transition period from __________________________ to ___________________________

005-84005
(Commission file number)

COASTAL PACIFIC MINING CORP.
(Exact name of Registrant as specified in its charter)

Alberta, Canada
(Jurisdiction of incorporation or organization)

927 Drury Avenue NE, Calgary, Alberta T2E 0M3
(Address of principal executive offices)

J. Bucci, 927 Drury Avenue NE, Calgary, Alberta T2E 0M3
Telephone: (403) 612-3001, Facsimile: (403) 313-5449
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class None	Name of each exchange on which registered Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s capital or common stock as of the close of the period covered by the annual report.

90,875,000 shares of common stock as at April 30, 2010

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

Yes [ ] No [ ]

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 [ ] Item 18 [ ]

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [ ] No [X]

Introduction

As used in this annual report, the terms "we", "us" and "our" and “Company” mean Coastal Pacific Mining Corp., unless otherwise indicated.

You should rely only on the information contained in this Annual Report. We have not authorized anyone to provide you with information that is different. The information in this Annual Report may only be accurate on the date of this Annual Report or on or as at any other date provided with respect to specific information.

Measurement & Currency

Conversion of metric units into imperial equivalents is as follows:

Metric Units	Multiply by	Imperial Units
hectares	2.471	= acres
meters	3.281	= feet
kilometers	0.621	= miles (5,280 feet)
grams	0.032	= ounces (troy)
tonnes	1.102	= tons (short) (2,000 lbs)
grams/tonne	0.029	= ounces (troy)/ton

All transactions undertaken by us and currency amounts in this Annual Report on Form 20-F are stated in Canadian dollars unless otherwise indicated.  Therefore, this Annual Report may contain conversions of certain amounts in Canadian dollars into United States dollars based upon the exchange rate in effect at the end of the month or of the fiscal year to which the amount relates, or the exchange rate on the date specified.  For such purposes, the exchange rate means the noon buying rate for United States dollars from the Bank of Canada.  These translations should not be construed that the Canadian dollar amounts actually represent such United States dollar amounts or that Canadian dollars could be converted into United States dollars at the rate indicated or at any other rate.

These exchange rate tables illustrate the US dollar equivalent of one Canadian dollar. The nominal rate for a Canadian dollar as of November 5, 2010 was US$0.9985.

The following table sets out the US dollar exchange rates, based on the noon rate at the Bank of Canada for the fiscal years ended 2007 through 2010.

	2010 $	2009 $	2008 $	2007 (partial) $
Average for Period	0.9363	0.8767	0.9841	0.8855

The high and low noon nominal exchange rates in Canadian dollars for each month during the previous six months are:

	Oct 2010 $	Sept 2010 $	Aug 2010 $	Jul 2010 $	Jun 2010 $	May 2010 $
High for period	0.9970	0.9783	0.9844	0.9724	0.9805	0.9885
Low for period	0.9690	0.9506	0.9397	0.9381	0.9429	0.9278

Cautionary Statement Regarding Forward-Looking Information

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

Cautionary Note to United States Investors

We caution U.S. investors that the Company may have materials in the public domain that may use terms that are recognized and permitted under Canadian regulations, however the U.S. Securities and Exchange Commission (“S.E.C.”) may not recognize such terms.  We have detailed below the differences in the SEC regulations as compared to the Canadian Regulations under National Instrument NI 43-101.

S.E.C. Industry Code	National Instrument 43-101 (“NI 43-101”)
Reserve:  That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.  The United States Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probably Reserves and does not recognize other classifications of mineralized deposits.  Note that for industrial mineral properties, in addition to the Feasibility Study, “sales” contracts or actual sales may be required in order to prove the project’s commerciality and reserve status.

Mineral Reserve:  The economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven Reserves:  Reserves for which a quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes, grade and/or quality are computed from the results of detailed sampling; the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, share, depth and mineral content of reserves are well established.

Proven Mineral Reserve:  The economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility study.  This stucy must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Reserves:  Reserves for which quantity and grade and/or quality are computed from information similar to that used for proven reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced.  The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

Probable Mineral Reserve:  The economically mineable part of an indicated, and in some circumstances, a Measured Mineral Resource, demonstrated by at least a Preliminary Feasibility Study.  This study must include adequate information on mining, processing, metallurgical, and economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

PART I

ITEM 1.                 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.                KEY INFORMATION

Selected Financial Data

The following tables summarize selected financial data for our Company, which are stated in Canadian dollars and prepared in accordance with United States generally accepted accounting principles for the years ended April 30, 2010, 2009, 2008 and 2007.  We were incorporated on March 27, 2007 and are presenting only four years of selected financial data.  The information in the table was extracted from the financial statements and related notes included in this annual report and the previously filed reports, and should be read in conjunction with such financial statements.

	Statement of Operations Data As at April 30 (Canadian dollars)
	$2010	$2009	$2008	$2007
Operating Revenues	Nil	Nil	Nil	Nil
Income (loss) from Operations	(206,200)	(134,019)	(86,195)	(42,609)
Income (loss) from Continuing Operations
Net Income (loss)	(210,191)	(140,425)	(98,796)	(42,609)
Net Income (loss) from Operations, per share	(0.00)	(0.01)	(0.01)	0.00
Income (loss) from Continuing Operations, per share

	Balance Sheet Data As at April 30 (Canadian dollars)
	$2010	$2009	$2008	$2007
Total Assets	2,108	3,702	167,272	95,347
Total Liabilities	269,729	108,132	131,277	125,556
Total Stockholders' Equity (Deficit)	(267,621)	(104,430)	35,995	(30,209)
Capital Stock (1)	224,400	177,400	177,400	12,400
Number of Shares (1)	90,875,000	89,500,000	89,500,000	62,000,000
Diluted Net Income per Share

(1) Reflects changes in capital for the financial statements and as stated in Note 6, Subsequent Events, for the financial year ended April 30, 2010.

Information on the exchange rate differentials between the US and Canadian dollars are provided in the introductory section of this Form 20-F, under Measurement and Currency, on page 2.

Capitalization and Indebtedness

Not Applicable.

Reasons for the Offer and Use of Proceeds

Not Applicable.

Risk Factors

Our business entails a significant degree of risk and investment in our securities should be considered highly speculative.  Investment in our securities should only be undertaken by persons who can afford the loss of their entire investment.  The following is a brief discussion of those distinctive or special characteristics of Coastal’s operations and industry which may have a material impact on Coastal’s financial performance.

Financial Risk Factors

We currently have no source of operating cash flow and we have a history of operating losses.

We have no revenues from operations, our mineral property interests are in the exploration stage and we have a history of operating losses.  We will not receive revenues from operations at any time in the near future, and we have no prior year’s history of earnings or cash flow.  We have incurred losses. We have not paid dividends on shares at any time since incorporation and we do not anticipate doing so in the foreseeable future.    There can be no assurance that our operations will ever generate sufficient revenues to fund our continuing operations or that we will ever generate positive cash flow from our operations.  Further, we can give no assurance that we will attain or sustain profitability in any future period.

Mineral exploration is highly speculative in nature and there can be no certainty of our successful development of profitable commercial mining operations.

The exploration and development of mineral properties involve significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate.  While the discovery of an ore body may result in substantial rewards, few explored properties develop into producing mines.  Substantial expenses may be incurred to locate and establish mineral reserves, develop metallurgical processes, and construct mining and processing facilities at a particular site.  Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are:  the particular attributes of the deposit, such as size, grade, and proximity to infrastructure; metals prices which are highly cyclical; drilling and other related costs that appear to be rising; and government regulations, including those related to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection.  The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital.

Although we do not currently operate any mines, we intend to pursue the development of our two current mining properties under option, as identified herein under agreements entered into subsequent to our current financial reporting year end.  There is no certainty that the expenditures made by us towards the exploration and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

Coastal may be unable to obtain the funds necessary to finalize our property option agreements or to undertake exploration on our Hotstone Claims and the Santa Rita Claims.

Under the terms of our option agreement for Hotstone, we are required to pay the vendor a total of $100,000 in cash payments, with the first payment being due on or before December 6, 2010 and the second payment due on April 6, 2010. Further we are required to raise a total of $1,500,000 for a work program on the Property. As of the date of filing of this Annual Report we do not have sufficient funds to pay the required payments or to undertake the exploration program.   We have paid a portion of the option payment in the amount of $15,000 as of the date of this filing from loans made to the Company and we expect to pay the remaining $35,000 from a convertible loan just negotiated by the Company.

Under the terms of our option agreement for Santa Rita, we are required to pay the vendor a total of $550,000 in cash payments, of which $50,000 has been paid as of the date of this filing.  Further cash payments are required to be paid on January 1, 2011 in the amount of $100,000, $175,000 by November 1, 2011 and $175,000 by November 1, 2012. Further we are required to raise a total of $3,000,000 for work programs on the Santa Rita property.

As of the date of this filing the Company has raised a total of $1,110,000 in short terms loans and convertible loans and is currently negotiating on further fundings.  We have paid or will pay the initial cash option payments on both Hotstone and Santa Rita from these funds.  However, the Company currently does not have sufficient financial resources to undertake all of its planned activities in the fiscal year ending 2011. This includes significant expenditures on the Hotstone and the Santa Rita claims, expenditures on property investigations and additional property acquisition or staking of claims in Canada or other locations that may come to the attention of the Company.

The Company has been successful in obtaining financing for operations by way of loans but as an exploration company it is often difficult to obtain adequate financing when required, and it is not necessarily the case that the terms of such financings will be favorable.  If we fail to obtain additional financing on a timely basis, we could forfeit our mineral property interests and/or reduce or terminate operations.

Because our business involves numerous operating hazards, we may be subject to claims of a significant size, which would cost a significant amount of funds and resources to rectify.  This could force us to cease our operations.

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

Damage to the environment could also result from our operations.  If our business is involved in one or more of these hazards, we may be subject to claims of a significant size that could force us to cease our operations.

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

Our operations and properties are subject to extensive federal, state, provincial and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to health and safety.  These laws and regulations may do any of the following:  (i) require the acquisition of a permit or other authorization before exploration commences; (ii) restrict the types, quantities and concentration of various substances that can be released in the environment in connection with exploration activities; (iii) limit or prohibit mineral exploration on certain lands lying within wilderness, wetlands and other protected areas; (iv) require remedial measures to mitigate pollution from former operations; and (v) impose substantial liabilities for pollution resulting from our proposed operations.

The exploration of mineral reserves are subject to all of the usual hazards and risks associated with mineral exploration, which could result in damage to life or property, environmental damage, and possible legal liability for any or all damages.  Difficulties, such as unusual or unexpected rock formations encountered by workers but not indicated on a map, or other conditions may be encountered in the gathering of samples and information, and could delay our exploration program.  Even though we are at liberty to obtain insurance against certain risks in such amounts we deem adequate, the nature of those risks is such that liabilities could exceed policy limits or be excluded from coverage.  We do not currently carry insurance to protect against these risks and there is no assurance that we will obtain such insurance in the future.  There are also risks against that we cannot, or may not elect to insure.  The costs, which could be associated with any liabilities, not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting our financial position, future earnings, and/or competitive positions.

The prices of metals are highly volatile and a decrease in metal prices can have a material adverse effect on our business.

The profitability of natural resource operations are directly related to the market prices of the underlying commodities.  The market prices of metals fluctuate significantly and are affected by a number of factors beyond our control, including, but not limited to, the rate of inflation, the exchange rate of the dollar to other currencies, interest rates, and global economic and political conditions.  Price fluctuations in the metals market from the time exploration for a mine is undertaken and the time production can commence can significantly affect the profitability of a mine.  Accordingly, we may begin to develop a minerals property at a time when the price of the underlying metals make such exploration economically feasible and, subsequently, incur losses because metal prices have decreased.  Adverse fluctuations of metals market prices may force us to curtail or cease our business operations.

Risk Factors Associated with Mining and Exploration

Mining operations generally involve a high degree of risk.

Mining operations are subject to all the hazards and risks normally encountered in the exploration, development and production of base or precious metals, including unusual and unexpected geological formations, seismic activity, rock bursts, cave-ins, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to life or property, environmental damage and possible legal liability.  Mining operations could also experience periodic interruptions due to bad or hazardous weather conditions and other acts of God.  Milling operations are subject to hazards such as equipment failure or failure of retaining dams around tailing disposal areas, which may result in environmental pollution and consequent liability.

If any of these risks and hazards adversely affect our mining operations or our exploration activities, they may:  (i) increase the cost of exploration to a point where it is no longer economically feasible to continue operations; (ii) require us to write down the carrying value of one or more mines or a property; (iii) cause delays or a stoppage in the exploration of minerals; (iv) result in damage to or destruction of mineral properties or processing facilities; and (v) result in personal injury, death or legal liability.  Any or all of these adverse consequences may have a material adverse effect on our financial condition, results of operations, and future cash flows.

We may not be able to compete with current and potential exploration companies, some of whom have greater resources and experience than we do in developing mineral reserves.

The natural resource market is intensely competitive, highly fragmented and subject to rapid change.  We may be unable to compete successfully with our existing competitors or with any new competitors.  We will be competing with many exploration companies that have significantly greater personnel, financial, managerial and technical resources than we do.  This competition from other companies with greater resources and reputations may result in our failure to maintain or expand our business.

We may not have access to all of the supplies and materials we need to begin exploration, which could cause us to delay or suspend operations.

Competition and unforeseen limited sources of supplies in the industry could result in occasional spot shortages of supplies and certain equipment such as bulldozers and excavators that we might need to conduct exploration.  We have not attempted to locate or negotiate with any suppliers of products, equipment or materials.  We will attempt to locate products, equipment and materials prior to undertaking exploration programs.  If we cannot find the products, equipment and materials we need, we will have to suspend our exploration plans until we do find the products, equipment and materials.

We are an exploration stage company, and there is no assurance that a commercially viable deposit or “reserve” exists in the property in which we have claim.

We are an exploration stage company and cannot assure you that a commercially viable deposit, or “reserve,” exists on our mineral properties.  Therefore, determination of the existence of a reserve will depend on appropriate and sufficient exploration work and the evaluation of legal, economic and environmental factors.  If we fail to find commercially viable deposits, our financial condition and results of operations will be materially adversely affected.

It is possible that there may be native or aboriginal claims to our Hotstone property, which could result in us incurring additional expenses to explore the Hotstone Prospect.

Although we believe that we have the right to explore the Hotstone Prospect, we cannot substantiate that there are not native or aboriginal claims to the Hotstone Prospect.  If a native or aboriginal claim is made to this property, it could negatively affect our ability to explore this property as we would possibly have to incur significant legal fees to protect our right to explore the property.  We may also have to pay third parties to settle such claims.  If it is determined that there is a legitimate claim to this property, then we may be forced to return this property without adequate consideration.  Even if there is no legal basis for such claim, the costs involved in resolving such matters may force us to delay or curtail our exploration completely.

It is possible that there may be indigenous peoples claims to our Santa Rita property, which could result in us incurring additional expenses to explore the Santa Rita.

The property is at an early exploration stage and no special permits are necessary in order to perform the next phase exploration program, however  there is no formal surface rights agreement with the Huitoco community at this time and we will be required to enter into such an agreement to progress our exploration on the Santa Rita.  It is possible that we may not be able to negotiate the formal surface rights agreement on terms that are favorable to the Company and we may incur additional expense to do so.

Other Risk Factors

Because of the early stage of development and the nature of our business, our securities are considered highly speculative.

Our securities must be considered highly speculative, generally because of the nature of our business and the early stage of its development.  We are engaged in the business of exploring and, if warranted and feasible, developing natural resource properties.  The Hotstone Prospect is in the exploration stage only and is without proven reserves of natural resources.  Accordingly, we have not generated any revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term.  Any profitability in the future from our business will be dependent upon locating and developing economic reserves of natural resources, which itself is subject to numerous risk factors as set forth herein.  Since we have not generated any revenues, we will have to raise additional monies through the sale of our equity securities or debt in order to continue our business operations.

One of our directors and officers may face a possible conflict of interest as the optionor of the Hotstone Claims, which could have a material adverse effect on our business.

Mr. David Gibson, who is the optionor of the Hotstone Claims is also a director and vice president of exploration for the Company. As such, it is possible that he may face a conflict of interest in regard to the exploration of the Hotstone which may result in a material adverse effect to our business.

Risks Relating to an Investment in the Securities of the Company.

We may, in the future, issue additional common shares that would reduce investors’ percent of ownership and may dilute our share value.

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

Our common shares are currently regarded as a “penny stock”, since our shares are not listed on a national stock exchange or quoted on the NASDAQ Market within the United States, to the extent the market price for its shares is less than $5.00 per share.  The penny stock rules require a broker-dealer to deliver a standardized risk disclosure document prepared by the SEC, to provide a customer with additional information including current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, monthly account statements showing the market value of each penny stock held in the customer's account, and to make a special written determination that the penny stock is a suitable investment for the purchaser, and receive the purchaser's written agreement to the transaction.  To the extent these requirements may be applicable, they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

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

We have not and do not intend to pay any cash dividends on our common shares and, consequently, our stockholders will not be able to receive a return on their shares unless they sell them.

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

Our Board of Directors may issue, without stockholder approval, preferred shares that have rights and preferences superior to those of common shares and that may delay or prevent a change of control.  After the offering, there may be no preferred shares outstanding.  However, our Board of Directors may set the rights and preferences of any class of preferred shares in its sole discretion without the approval of the holders of common shares.  The rights and preferences of these preferred shares may be superior to those of the common shares.  Accordingly, the issuance of preferred shares may adversely affect the rights of holders of common shares.  The issuance of preferred shares also could have the effect of delaying or preventing a change of control of Coastal Pacific.

We may be deemed to be a Passive Foreign Investment Company and, as a result, United States investors in Coastal Pacific could suffer adverse tax consequences.

A passive foreign investment company, or PFIC, is a non-U.S. corporation that meets an income test and/or an asset test.  The income test is met if 75% or more of a corporation’s gross income is “passive income” (generally dividends, interest, rents, royalties, and gains from the disposition of passive assets) in any taxable year.  The asset test is met if at least 50% of the average value of a corporation’s assets produce, or are held for the production of, passive income.  We have not determined whether or not the IRS would treat us as a PFIC for U.S. federal income tax purposes.  If we were treated as a PFIC, a U.S. holder of our common shares could be subject to a substantially increased tax liability, possibly including an interest charge, upon the sale or other disposition of the U.S. holder’s common shares or upon the receipt of “excess distributions” from us.  In the alternative, if we were treated as a PFIC, U.S. holders may enter into certain U.S. tax elections that may result in current Federal tax liability prior to any distribution or disposition of the shares, and without the assurance of any eventual distribution or successful disposition.

ITEM 4.                         INFORMATION ON THE COMPANY

History and Development of the Company

Our legal name is Coastal Pacific Mining Corporation, and we were incorporated on March 27, 2007 under the Business Corporations Act of Alberta, Canada.  Our head office and principal place of business is located at 927 Drury Avenue NE, Calgary, Alberta, T2E 0M3, Canada.  Our telephone number is (403) 612-3001, our facsimile number is (403) 313-5449, our website is www.coastalpacificmining.com and our e-mail address is: info@coastalpacificmining.com.

Since our inception, we have been an exploration stage company engaged in the identification, acquisition, and, where feasible, the exploration of mineral properties.  We have entered into a number of option / joint venture agreements for exploration prospects, all of which, with the exception of two option agreements entered into subsequent to the year end, have been terminated either due to a lack of funds for undertaking required exploration / work programs or the difficulty in undertaking an exploration project due to terrain or weather constraints.

Since May 1, 2007, we have incurred $64,416 in costs associated with acquiring mineral properties.  These costs were associated with the entering into agreements, and were not a result of having undertaken exploration programs.  To date, we have been involved the following projects:

-
We previously held a 100% interest in Tenure Number 530021 registered with the Government of British Columbia, Ministry of Energy, Mines and Petroleum Resources, known as the Violet East Claim, Axe Property, Liard Mining Division, located in the Stikine region of northwestern British Columbia, Canada, approximately 118 miles (190 km) north of Stewart, British Columbia.  We originally acquired this mineral claim for a payment of $40,000 USD.  This claim was intentionally not renewed by us in 2009 due to the excessive challenges in undertaking exploration activities, the terrain and short exploration season.

-
On May 15, 2009, the Company entered into an Option Agreement with Trio Gold Corp (“Trio”), a company incorporated in the Province of Alberta, Canada. Trio had leased and granted the Company an option to purchase a 100% interest in 29 unpatented mining claims located in Nevada within the Carlin Gold Trend. On July 15, 2009, the parties agreed to amend the Option Agreement whereby we were granted a non-exclusive extension until October 15, 2009. While not formally extended further, the Option Agreement remained in effect until April 2010, at which time the Option Agreement was ended as the requisite terms had not been met.

-
On May 27, 2009, we entered into a joint venture and option agreement with Warrior Ventures Incorporated to acquire an interest in the McNeil Gold Property (the “Warrior Agreement”).  Warrior was the recorded and beneficial holder of a 100% un-divided interest in certain mining claims/property situated in McNeil and Robertson Townships located south-east of Timmins, Ontario. Under the terms of the joint venture/option agreement, the Company would earn a 40% interest in the McNeil Gold Property.  Subsequent to April 30, 2010, after a review of the prospect and upon being presented with an opportunity to acquire the Hotstone Property (as described below), which is our current mining exploration asset, we determined not to pursue the McNeil Gold Property, and the parties mutually agreed to the dissolution, termination and cancelation of joint venture/option agreement.

-
On November 6, 2009, we executed a Letter Of Intent to enter into a definitive Exploration Joint Venture with Lenagold Limited, holder of the prospecting license for a property in Ireland located in the North West of Ireland near the towns of Laghey and Ballintra, County Donegal.   The Company was unable to raise the required funds under the Letter of Intent, and a definitive Joint Venture Agreement was not entered into, resulting in dissolution of the Letter of Intent.

-
Subsequent to the period covered by this annual report, on October 6, 2010, we entered into an Option Agreement with David L. Gibson, an officer and director of our Company for the rights to acquire a 50% interest in Mr. Gibson’s 100% un-divided interest in certain mining claims/property(the “Hotstone”) situated in Greenlaw Township located south-east of Chapleau, Ontario.  We have paid $15,000 towards the initial cash payment on the Hotstone and we have funds in hand as of the date of this filing to pay the remaining $35,000 which will complete the initial cash payment required.

-
Subsequent to the period covered by this annual report, on October 30, 2010, effective November 1, 2010, we entered into an Option Agreement with Hans Peter Flueck to acquire a 50% interest in certain mining claims situated in the District of Acobambilla, Province of Huancavelica, Department of Huancavelica, in the Republic of Peru; approximately 200 km southeast of Lima.  The two (2) subject claims (“Santa Rita”) cover an area of 1200 hectares and are named:

-	Celeste No 3 (200 Hectares)
-	Nueva Santa Rita (1000 Hectares)

The claims are for metallic minerals giving the titleholder the right to explore and exploit metallic minerals within the bounds of the claims.  We have paid the initial $50,000 option payment on the Santa Rita.

We have substantial ongoing commitments in order to earn our 50% interest in the Hotstone and Santa Rita projects.  At this time we do not have sufficient funds to undertake our commitments on these projects.  While we have raised a total of $1,110,000 by way of loans and convertible loans, these monies are not sufficient for us to undertake the required exploration expenditures on either project.  We will have to raise additional capital to do so.  It is our intent to expend the first monies and commence exploration on Santa Rita.

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

Business Overview

We are an exploration stage company engaged in the identification, acquisition, and, where feasible, the exploration of mineral properties.  Our joint venture / option agreements entered into through to the end our fiscal year, as of the date of this report, have been terminated due to lack of feasibility or financial resources.  We have acquired options on two exploration projects subsequent to year end.

Santa Rita Prospect

Subsequent to our fiscal year end, on October 30, 2010 and effective November 1, 2010, we entered into a Mining Option Agreement with Hans Peter Flueck to acquire a 50% interest in certain mining claims situated in the District of Acobambilla, Province of Huancavelica, Department of Huancavelica, in the Republic of Peru; approximately 200 km southeast of Lima.

Required Payments on Santa Rita

In consideration of the grant of the Option, we are required to pay certain cash payments.   We must pay a $50,000 cash payment and issue a total of 1,000,000 shares upon execution of the agreement, a $100,000 cash payment on January 1, 2011, a $175,000 cash payment and issue a total of 2,000,000 shares on November 1, 2011, and a final cash payment of $175,000.00 and issue a total of 2,000,000 shares on November 1, 2012.

Maintenance of the Option

In order to maintain in force our option and to earn our 50% interest we must incur exploration expenditures in an aggregate amount of $3,000,000, with the first $1,500,000 expended on or before November 1, 2011 and an additional $1,500,000 on or before November 1, 2012. During the option period,  we are required to keep the Property in good standing by paying all taxes, assessments and other charges and by doing all other acts and things that may be necessary in that regard., which payments shall be made from the expenditures as detailed above.

If incurred expenditures are less than the required expenditures we must pay to the Optionor an amount equal to the difference between the required expenditures and the expenditures actually incurred. The payment is required to be made by certified cheque by the respective dates specified in order to maintain the Option, in addition to the payment of an administration fee equal to five (5) percent of the Shortfall Payment.

Upon the required cash and stock payments and the completion of the first year exploration program in the amount of $1,500,000, we will earn an irrevocable twenty-five percent (25%) interest in Santa Rita.

As of the date of this filing we have paid the initial $50,000 cash payment and are issuing the required 1,000,000 shares of common stock.  Our next payment will be due on January 1, 2011.

There is no assurance that we will be able to raise the funds required to earn our 50% interest in the Santa Rita property, nor is there any assurance that if we are able to raise such funds that further exploration of the Santa Rita property will result in the discovery of economically viable mineral reserves or generate any revenue.

Hotstone Prospect

Subsequent to our fiscal year end, on October 6, 2010, we entered into an Option Agreement (the “Hotstone Agreement”) to earn a 50% undivided interest in a gold exploration prospect, known as the Hotstone property.  Under the terms of the Hotstone Agreement, Coastal Pacific will issue 1,000,000 restricted shares of common stock and make cash payments of $100,000, with the first payment of $50,000 due within 60 days of entering into the Agreement, and the second payment due within six months of the date of the Hotstone Agreement.  Further, within six months of entering into the Hotstone Agreement, we will be required to fund a 1.5 million dollar exploration program on the property that is to take place within the first year of the Agreement, in order to earn our 50% interest.  This agreement was entered into with Mr. David L. Gibson, an officer and director of the Company.  Mr. Gibson abstained from voting on the acquisition.  As of the date of this filing we have paid $15,000 towards the $50,000 payment required to be made by December 6, 2010 and are issuing the required 1,000,000 shares of common stock.

There is no assurance that we will be able to raise the funds required to earn our 50% interest in the Hotstone property, nor is there any assurance that if we are able to raise such funds that further exploration of the Hotstone property will result in the discovery of economically viable mineral reserves or generate any revenue.

At the time of this report, we have no known reserves on our mineral claims.

At present, we do not hold any interest in any exploration reserve property that is in production.  Our visibility and potential success will require that we successfully explore, exploit and eventually generate revenue from mineral reserves underground.  There can be no assurance that such revenues will be obtained.  The exploration of mineral reserves generally involves a high risk over a long period of time, even with careful evaluation, experience and knowledge this long period may persist.

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

Seasonality

As the Hotstone Prospect is located in southeast Ontario, we are subject to the seasonality of the area and may not be able to gain access to the property during the winter months and we may have difficulty undertaking exploration activities during the spring months due to ground conditions.  We will conduct our exploration programs, weather permitting, when the ground is suitable for such activities.

The Santa Rita claims are accessible year round, although during the rainy season which falls from September to April is usually accompanied with road wash-outs and lightning hazards.

Marketing

As any mineral resources that we may be able to extract in the future are of a commodity nature, we do not anticipate the requirement for any particular marketing efforts.

Intellectual Property / Contracts

We are not dependent upon any form of intellectual property or other license agreements.  Upon our commencing exploration programs, and ultimately production if we are successful in doing so, we will be entering into contracts at that juncture; however, these are not yet applicable.

Regulation and Environment Matters

Mineral resource exploration, production and related operations are subject to extensive rules and regulations of federal, provincial, and local agencies.  Failure to comply with these rules and regulations can result in substantial penalties.  Our cost of doing business may be affected by the regulatory burden on the mineral industry.  Although we intend to substantially comply with all applicable laws and regulations, when we begin our operations and exploration activities because these rules and regulations frequently are amended or interpreted, we cannot predict the future cost or impact of complying with these laws.

Environmental enforcement efforts with respect to mineral operations have increased over the years, and it is possible that regulations could expand and have a greater impact on future mineral exploration operations.  Although our management intends to comply with all legislation and/or actions of local, provincial, and federal governments, non-compliance with applicable regulatory requirements could subject us to penalties, fines and regulatory actions, the costs of which could harm our results of operations.  We cannot be sure that our proposed business operations will not violate environmental laws in the future.

Our operations and properties are subject to extensive federal, provincial and local laws and regulations relating to environmental protection, including the generation, storage, handling, emission, transportation and discharge of materials into the environment, and relating to safety and health.  These laws and regulations may do any of the following: (i) require the acquisition of a permit or other authorization before exploration commences, (ii) restrict the types, quantities and concentration of various substances that can be released in the environment in connection with exploration activities, (iii) limit or prohibit mineral exploration on certain lands lying within wilderness, wetlands and other protected areas, (iv) require remedial measures to mitigate pollution from former operations and (v) impose substantial liabilities for pollution resulting from our proposed operations.

There are no costs to us at the present time in connection with compliance with environmental laws.  However, since we do anticipate engaging in natural resource projects, these costs could and likely will occur.  Costs could extend into the millions of dollars for which we could be liable.  Any significant liability could wipe out our assets and resources.

Organizational Structure

We do not have any subsidiaries at this time.  All operations are undertaken by us directly, or, in the future, by a designated operator.

Property, Plants and Equipment

Santa Rita Property

Location and Means of Access

The Santa Rita is situated in the District of Acobambilla, Province of Huancavelica, Department of Huancavelica in the Republic of Peru on the continent of South America; approximately 200km southeast of Lima.  The claims are centered on Universal Transverse Mercatator (“UTM”) coordinate system, Provisional South American Datum 1956 (“PSAD56”) zone 18L, 456480 meters East and 854570 meters North (Santa Rita) and 455500 meters East and 8559740 meters North (Celeste N°3); or geographic coordinate system 75°24’ 15” of west Longitude and 12°41’ 11” of south Latitude (Celeste N°2).  The Santa Rita property is comprised of two claims which cover an area of 1200 hectares located within the Central Cordillera of the Peruvian Andes in rugged terrain typical of the Andean highlands.  The elevation on the claims ranges between 4200 m to 4800 m above sea level.  The landscape includes steep weathered mountaintops emerging from the wide grassy valleys carved by glacial activity and cover by a thick layer of glacio-fluvial sediments.   Access to the claims is by road from the city of Lima.  There are two access routes:  (i) Lima-Huancaya-Huancavelica and (ii) Lima-Pisco-Huancavelica.  The best route is via the Central Highway to Huancayo.  This route is 300km long and takes about 5.5 hours by truck.  From Huancayo to the property, the route is 150km long on a maintained gravel road for the first 60 km and a drvable gravel road for the last 90 km.  The travel time to the property from Huancayo is about 5 hours.

Option Agreement

We have on option to acquire a 50% interest in the Santa Rita property from the current property owner who holds a 100% undivided interest in Santa Rita, which he acquired in 1996 from a prior owner.

Our option terms are more particularly described under Business Overview above.

In Peru mineral claims are applied for and awarded according to the grid-based system and are single claims for exploration and exploitation.  They can be granted for metallic or non-metallic minerals and no overlap between them is allowed.  The Santa Rita claims are for metallic minerals giving us the right to explore and exploit metallic minerals within the bounds of the claims, subject to the payment of annual fees established by Peruvian Mining Law.  In order to maintain the mineral claims in good standing, the holders must comply with the payment of a license fee equal to USD$3.00 per hectare per year.  Claim holders must reach an annual production of at least US$100 per hectare in gross sales within six (6) years from January 1st of the year following the date the titles was granted.  If there is no production on the claim within that period, the claim holder must pay a penalty of USD$6.00 per hectare under the general regime.  From the 12th year onwards the penalty is equal to USD$20 per hectare under the general regime.   The claim holder is exempt from the penalty if exploration expenditures incurred during the previous year was ten (10) times the amount of the applicable penalty.

Failure to pay the license fees or the penalty for two consecutive years will result in forfeiture of the mineral claims.  The optionor of the property has advised the Company that he is current with all of the required fees.

Mineral rights and surface rights in Peru are severed.  The surface rights are granted for an indefinite term and are freely transferable, in whole or in part, and can be optioned, leased, or given as collateral or mortgage, with no need for approval from any governmental agency.   There is no formal surface rights agreement with the Huitoco community at this time and we will be required to enter into such an agreement to progress our exploration on the Santa Rita.  According to Luc Pigeon the geologist that prepared the most current NI43-101 report on the property during October, 2009, base on his experience and discussions with the community president, the surface right agreement should be easily negotiated.   Mineral agreements (such as an option to acquire, a mining lease or transfer of a mineral claim) must be formalized through a deed  issued by a notary public and must be recorded with the Public Registry to create enforceability against third parties and the Peruvian State.  We have not yet recorded our option agreement.

Peru established a sliding scale mining royalty late in 2004.  Calculation of the royalty payable is made monthly and is based on the value of the concentrate sold (or its equivalent) using international metal prices as the based for establishing the value of metal.  The sliding scale is applied as follows:

•	First stage: up to US$60 million annual value, the royalty is 1.0%.
•	Second stage: in excess of US$60 million up to US$120 million annual value, the royalty is 2.0%
•	Third stage: in excess of US$120 million annual value, the royalty is 3.0%

Should we produce metals from the Santa Rita we will be required to pay these royalties.

Previous Operations

The Optionor of Santa Rita purchased the claims from a Mr. Limaco in 1996.  The Santa Rita has a very limited history of previous exploration and mining which is mostly based on word of mouth.  The adits and galleries developed on the Humaspunco Mountain vein system are pre-1983 and were likely executed by Compania Minera el Altiplano S.A.  No systematic mapping or geological exploration has been done on the property.  However, several geologists have visited and briefly studied the property’s geology.  Zegarra (1983) produced summary geological maps and collected 48 samples.  Salinas (1997) collected 14 samples and Pasminco (2000) took 40 samples.  All the geologists report silver-rich polymetallic mineralization associated with barite veining.

Present Operations

The Santa Rita Property has no known reserves and the proposed program will be an exploration program.

We have not undertaken any work on the property having acquired the claims on November 1, 2010.    We have contracted Luc Pigeon to prepare an exploration program on the property and expect to have the proposed program by November 30, 2010, at which time, assuming we have sufficient funds on hand, we will commence exploration on the Santa Rita.

Rock Formations and Mineralization

Formations:

Four formations and one group outcrop within the property:
(i)                 lower-Cretaceous Chulec-Pariatambo Formation;
(ii)                mid-Creataceous Jumasha Formation limestones;
(iii)               upper Cretaceous Caspalca Formation redbeds;
(iv)               Tertiary-Eocene Sacsaquero Group volcanic extrusive rocks; and
(v)                Tertiary-Oligoncene Castrovirreyna Formation pyroclastic rocks.

Following is  a brief description of these rock formations:

Chulec-Pariatambo

The Chulec-Pariatambo Formation is composed of gray massive limestone similar to the Jumasha Formation; however it is more thinly bedded compared to the latter.  It outcrops near Chilicocha Lake and is also more extensively exposed at higher altitudes northeast of the lake.

Jumasha

The Jumasha Formation comprises a massive to thick-bedded sequence of limestone inter-bedded with minor dolomites.  The Jumasha Formation is an important formation in central Peru where it hosts skarn deposits.  More than ¾ of the Antamina exoscarn is hosted within this Formation (Love et al., 2004).  The Jumasha Formation strikes 290-300 and dips 25 towards the southwest.

Casapalca

The Caspalca Formation which outcrops sourth of the road leading to the property comprises continental siliciclastic redbeds mostly composed of medium to coarse-grained red-colored arenites.  Calcareous conglomerate beds are also interbedded within this formation.

Sacsaquero Group

The Sacsaquero Group is a thick volcano sedimentary sequence comprised of andesitic flows inter-bedded with welded tuff and reworked volcanic material.  It is also interbedded with arenite, calcareous siltstone and laucustrine limestone.

Castrovirreyna Formation

The Castrovirreyna Formation is a pseudo-stratification of explosive breccias, agglomerates and lapilli tuffs, concordantly overlying the Sacsaquero Formation and occupying the higher elevations (Mann, 1997).

Mineralization

Mineralization on the property is associated with sub-vertical barite, galena and sphalerite veins and breccias.  The mineralizing fluids also have infiltrated a 1-2m thick permeable bed within the limestone sequence forming manto-type mineralization containing high grade zones near the vein/breccias intersections and irregularly distributed high grade bodies within the mineralized bed.  An alteration halo with disseminated mineralization surrounds the high grade mineralization.

The mineralization occurs with the Jumasha Formation on the west limb of an important anticlinal structure striking northwest which exposes the lower-Cretaceous Chulec-Pariatambo limestones west od Chilicocha Lake.  Normal faults parallel to the fold axis have developed on both limbs producing the rugged topography observed in the area.  Transversal northeast-striking normal faults have also formed in response to the intense folding and faulting.

The Santa Rita property’s geological setting (limestone, major structures such as an anticline and normal faults) is favorable for several types of intrusion-related hydrothermal deposits such as vein, manto and skarn deposit types.  The property appears to hold both vein and manto deposit types; however skarn mineralization in the Jumasha, Chulec and Pariatambo Formations limestone is also a possibility if a felsic body was intruded nearby (1-2km).  These deposit types belong to a continuum of genetically related deposits which includes many individual occurrences with mixed characteristics.

Hotstone Property

Location and Means of Access

The Hotstone property is comprised of a 5 claim unit totaling approximately 120 hectares within the Greenlaw Township, located 50 km southeast of Chapleau, Ontario, and 130 km west-southwest of Timmins, Ontario, Canada.  The Hotstone property is located in the Swayze Greenstone Belt, which is an extension of the well known Abitibi Greenstone Belt - home of producing gold camps such as Kirkland Lake, Matachewan, Porcupine (Timmins) and the emerging West Porcupine Gold Mining Camp. The property is accessible by a gravel road running to the property.

Option Agreement

We have on option to acquire a 50% interest in the Hotstone property from the current property owner who holds a 100% undivided interest in Hotstone.

Our option terms are more particularly described under Business Overview above.

Land in Ontario, Canada, is comprised of both publicly and privately held title.  Privately held title may include both surface and minerals rights on a fee-simple basis, or may be severed so that title to the surface rights is held by one owner and title to the mineral rights is held by a separate owner.  Publicly held lands typically comprise title to the mineral rights of a given tract of land and are administered by the Government of Ontario, Ministry of Northern Development, Mines and Forestry (www.mndm.gov.on.ca).  These mineral rights are typically acquired by the process of claim staking that confers the right to explore and exploit minerals to the individual or corporate staker.  Where the mineral rights are held by one entity and the surface rights by another, an agreement with the surface rights holder, containing provisions relating to such terms as access and damage compensation, is typically secured prior to commencement of exploration activities.

Previous Operations

Our valuation of the Hotstone claims and our decision to enter into the Hotstone Agreement was based on publicly accessible information on the history of the various claims and management’s analysis of that information relative to the future prospects of the property.  The Hotstone claims hold the potential for gold and base metals deposits.  Numerous historical gold showings, new discoveries and geophysical and geochemical anomalies outlined by groundwork programs conducted in the area by Warrior Ventures Incorporated, the Ontario Geological Survey (OGS), and Geological Survey of Canada (GSC), speak to the property’s potential.  To date, the property development has included geophysics, geochemistry, surveying and drilling.  Further detail on previous operations is supplied below:

-	In 1941 V.B. Meen reported free gold in a trench within the highly altered carbonate zone.
-
In 1942, a Cobalt prospector by the name of Kenty performed extensive trenching and gold panning on quartz veins within the large carbonate zone on mining claims S34780, S34720, S36208 and S36346. Some 50 trenches were completed with gold in quartz veins returning values as high as 3.14 oz/ton across widths of 0.6 meters. The carbonatized host rock generally gave values of less than 0.5 oz/ton.

-	The Kenty brothers were noted for the discovery of many gold showings in the Swayze greenstone belt, notably the Kenty Mines in near-by Swayze Township that had assays up to 117 oz/ton Au.
-
In 1946 Hotstone Minerals Limited conducted further trenching and drilled 26 EX diamond core holes on the Hotstone Gold Property and reported one drill hole of 4.1 feet at .26 oz/ton and .47 oz/ton in sludge over 30 feet. The exact location of the hole on the property is unknown due to incomplete records/reports submitted by the company.

-
During 1983 Kirkland Resources Incorporated /International Rhodes merged their land holdings in the Hotstone Lake area and explored with Noranda as the operator. The latter company completed extensive geological mapping, humus and soil sampling, as well as detailed trenching, surface channel sampling, and eight diamond drill holes (1022m) to test the carbonate shear zone for its economic gold potential. Drilling yielded high but erratic gold values (as high as 0.23 oz/ton across 1.4 meters).

-
In 1994 B. McDonough completed magnetic-VLF surveys, mapping, rock sampling and trenching in an effort to investigate the extent of the Hotstone Lake carbonate zone and to locate the source of the high-grade quartz boulders.

-
In 1997 Orezone Resources Inc. conducted a property visit and took samples of the high-grade pits and the shear/alteration zone. Anomalous gold values can be found throughout the alteration zone, with the best assays from the high-grade pits of up to 24,157 ppb Au over 40 cm.

-
In 1998 D. Gibson performed grid construction and conducted magnetic and E.M. surveys. From the surveys numerous magnetic anomalies, magnetic lows, were outlined along with a large Fraser Filter V.L.F. anomaly. The Fraser Filter E.M. anomaly can be traced for 1200 meters on the property and has been found to be coincidental with the location of the porphyry unit drilled by Noranda.

-
In 2006, D. Gibson performed Magnetic, Gravity and Soil Geochemical Surveys within the Hotstone Gold Property to further identify the gold bearing structures. From the Exploration Program and number of gold in soil geochemical trends were outlined coincidental with gravity anomalies. Gold within the Hotstone Gold Property is found within a large quartz-carbonate fuchsite alteration zone, which spans the extent of the property from the east to the west. The alteration zone can be traced for over 1600 meters across the Hotstone Gold Property, and was stripped on Hotstone Gold Property for 600 meters by Noranda in the early 1980’s. Anomalous gold values can be found throughout the alteration zone, with the best assays from quartz lenses, veins and the high-grade pits. A number of quartz veins and lenses found within the shear zone carry high gold values. Lenses within the shear zone vary in size from 8 feet long and 2 feet wide to 200 feet long and 4 feet wide with high erratic gold values. Two high-grade pits exist on a large quartz vein within the alteration zone where samples of up to 7 oz/ton Au have been reported. In 1997 Orezone Resource Inc. obtained samples of 24,157 ppb over 40 cm from the high-grade vein.

-
Within the Hotstone Gold Property there exists a large porphyry unit, which is coincidental with the alteration zone and a Fraser Filter E.M. anomaly.  This anomaly runs the near extent of the Hotstone Gold Property, 1200 meters, and is also associated with a drill hole put down by Noranda in the 1980’s, which intersected 100 feet of well-mineralized quartz-feldspar porphyry. Drill logs exist yet Noranda, a common practice by the company at the time, never published assay values.

Present Operations

The Hotstone Property has no known reserves and the proposed program will be an exploration program.

We have not undertaken any work on the property having acquired the claims on October 6, 2010.    Our Vice-President of Exploration, David Gibson, will be preparing a proposed initial exploration program on the Hotstone which we expect to have prior to December 31, 2010.  Commencement of the program will depend on our ability to raise the required funds.

Rock Formations and Mineralization

Formations and Mineralization

The Hotstone Gold Property is found within the Swayze Greenstone Belt, an extension of the Abitibi Greenstone Belt and the western extent of the Cadillac Larder Lake Break; both of which have accounted for significant amounts of gold production in the past and present.  The regional geology has been described by Jackson and Fyon (1991), Heather (1993), Heather and van Breemen (1994), Heather, Shore and van Breemen (1995 and 1996).

The Swayze Greenstone Belt is Neoarchean of 2.8 - 2.6 Ga supracrustal sequence, bounded by the Kenogamissi Batholith to the east, by the Ramsay - Algoma gneissic complex to the south and the Kapuskasing granulite terrain to the west. Thin partitions of supracrustal rocks connect the Swayze Greenstone Belt to the Abitibi Greenstone Belt in the east.   The southern part of the Swayze greenstone belt, south of Coppell, Newton and Dale townships, can be subdivided into five main assemblages (after Jackson and Fyon, 1991).  These assemblages are: Garnet - Tooms, Hong Kong, Marion, Halcrow-Swayze and Ridout.  Of the most regional significance to the Greenlaw Gold Property are the Garnet-Tooms, Halcrow-Swayze and Ridout assemblages.  The Garnet-Tooms assemblage underlies much of Tooms and southern Greenlaw townships. It lies between the Ridout assemblage to the north and a unit of oxide facies iron formation, which forms the top of the Hong Kong assemblage to the south. The main rock units within this assemblage are tholeiitic basalt, intermediate to felsic calc-alkalic flows and komatiitic flows with minor oxide facies iron formation. The basaltic rocks are often cut by coarser grained dioritic to gabbroic phases which may be intrusions or coarse flows. Generally, the massive to pillowed tholeiitic basalts form the base of the assemblage and the upper part consists of calc-alkalic feldspar porphyritic basalts and andesites.  Rocks comprising the Ridout assemblage consist of turbidites, arkose and conglomerates with minor interbeded units of metavolcanics and iron formation. The conglomerates contain pebbles of chert, quartz veins, basalts, andesite, porphyritics, rhyolites and jasper fragments. Parts of Tooms, Greenlaw and Garnet townships are underlain by the Ridout assemblages in the western portion of the south Swayze Greenstone Belt. It is believed that the Ridout assemblage is temporally and tectonically related to the Temiskaming assemblage of the Kirkland Lake area.  The Halcrow-Swayze assemblage is the most regionally extensive group of lithologies in the southern Swayze Greenstone Belt, underlying the southern parts of Halcrow, Denyes, Swayze, Dore and Heenan townships and much of Garnet and Benton townships. The primary lithologies comprising this assemblage are komatiitic flows, tholeiitic basalt and intermediate to felsic calc-alkalic volcanics interlayered with oxide facies iron formation. The komatiitic to tholeiitic phases tend to occur along the margins of the assemblage with intermediate to felsic rocks occupying the core (ie. in Denyes and Swayze Townships).  Carbonatite-associated rare earths and industrial minerals are present west of the Swayze Greenstone Belt associated with Kapuskasing Structural Zone.  Gold mineralization in Swayze Greenstone Belt is typically found in quartzlode variety generally accompanied by shearing, fracturing and associated sulphide mineralization and carbonatization. Sulphides often and typically include pyrite along with pyrrhotite, chalcopyrite, galena and sphalerite.  Gold is present in a wide variety of lithological and structural sequences.

Corporate Operations

All corporate operations are undertaken from the home office of our President, in Alberta, Canada.  The fees for rent, telephone and management are all inclusive in the management fee paid to Ox Financial Corp., the company which provides services under a management control and is owed by our President.

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

Overview

As a natural resource exploration company, our focus is to locate prospective properties that may host mineral reserves that could eventually be put into mining production.  With this in mind, based on the lack of current properties at the end of the reporting period, we have, subsequent to the end of the reporting period, entered into option agreements in respect to the Hotstone and Santa Rita properties.  We do not presently have  any employees,  we currently use outside consulting for part-time clerical and administrative assistance and preparation of financial information on an as-needed basis.  We have a consulting contract with Ox Financial, a private company of which our Chief Executive Officer and Chief Financial Officer is the sole shareholder.  The contract is for a two year period commencing November 2008 and under the contract, Mr. Bucci provides management services to the Company.   Additional outside advisors, attorneys or consultants are used if they can be obtained for a minimal cost or on a deferred payment basis.  The majority of the fees from consultants and Ox Financial for fiscal 2010 were settled by way of a debt settlement undertaken subsequent to the period covered by this report.

As of the date of this filing and for the next twelve months we will require approximately $3,700,000 for operations and to fund the obligations under our current option agreements.  From the $4,000,000 we expect to spend approximately $340,000 for corporate operations, including management fees, legal and audit fees, filing fees and general administration.  The remaining $3,360,000 will be spent as follows, $1,500,000 for exploration on Santa Rita and $275,000 for option payments on Santa Rita, $1,500,000 for exploration on Hotstone and $85,000 for option payments on Hotstone.

As of the date of this filing we have raised funding of US$1,100,000 by way of with US$1,000,000 being raised by way of convertible loans and $110,000 raised on a short term loan basis which we hope to convert to a convertible loan.  We will be required to raise an additional $2,500,000 to meet all of our planned operations over the next twelve months.  As well, the convertible loans have a six month term and unless converted we will be required to raise funds to pay back those loans.  We may not be able to raise additional funds as required for our planned operations and there can be no assurance that we will be able to raise sufficient funds  to pay back these loans.

If we cannot raise such funds then we will be unable to meet out commitments for the next twelve months.  Further, the funds currently raised are not sufficient to meet the required option funding on our mineral properties.   We risk losing the properties if we cannot raise the additional funding required.

Results of Operations for Fiscal Years Ended April 30, 2010, 2009 and 2008.

From formation on March 27, 2007, we have concentrated on formative activities, entering into option / joint venture agreements, and actively evaluating other prospects for expanding our portfolio of agreements.

Net losses for the period ending April 30, 2010 were $210,191 (2009 - $140,425; 2008 - $98,796) and relate mainly to consulting and management fees for fiscal 2010 of $136,281 (2009 - $99,877; 2008 - $70,292).  The increase in fees resulted in part from mineral claims acquisition costs of $47,000 being incurred during the year, as compared to minimal amounts in prior years.  These costs were associated with the issuance of 250,000 shares under the Warrior option agreement, and 300,000 shares issued in relation to the extension of the Trio option agreement.  Other costs were related to us entering into a 2 year Management Services Agreement with Ox Financial Corp. in November 2008.  Within the terms of the Agreement, Ox Financial is to provide management services to us for a monthly fee $10,000 per month, plus all reasonable out of pocket expenses and third party costs incurred by the Manager in the normal course of business.

There have been no material foreign currency translation adjustments since our inception.

We did not earn any revenues during fiscal years 2010, 2009 or 2008.  We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties.  We can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

Liquidity and Capital Resources

At April 30, 2010, our total current assets of $2,108 (2009 - $3,702) were less than our current liabilities of $269,729 (2009 - $108,132).  The increase in our liabilities from fiscal 2009 to fiscal 2010 was mainly due to an increase in the accounts payable due to a related party from $50,000 in fiscal 2000 to $170,612 in fiscal 2010.

Subsequent to our year end, on June 15, 2010, we entered into a debt settlement agreements to settle a total of US$267,804 of Company debt by way of the issuance of a total of 133,901,985 shares of common stock of the Company at a deemed price of US$0.005 per common share.

Included in the debt settlements, we settled with Ox Financial Corp., a company controlled by a director and officer of the Company and issued a total of 92,206,960 shares of common stock of the Company to Ox Financial Corp. to settle US$184,414 of debt at US$0.005 per share.

We will be required to raise a minimum of $3,360,000 over the next twelve months to meet all of our cash requirements.

The Company cannot accurately state at this time whether it will be required to purchase any plant or equipment or have any significant changes in the number of employees, as at this time these requirements would ensue from positive outcomes of the exploration programs on our two mineral properties.  It however does not anticipate making any such purchases or hiring any employees until such time as it has undertaken the required exploration programs and results indicate the need to do so.

We expect to continue to incur losses for the foreseeable future and there can be no assurance that we will achieve or maintain revenues or profitability, or establish or sustain future growth.

Our financial statements are reported in U.S. GAAP, however, despite the requirements, all of our business operations may be conducted in Canadian dollars and therefore our financial statements and the information in this report is presented in Canadian dollars unless otherwise stated.  We have provided a summary regarding historical exchange rates between these currencies in the introductory section of this report.

Research and Development, Patents and Licenses, etc.

We do not undertake any research and development activities.

Trend Information

We are an exploration stage company with an objective of acquiring, exploring, and if warranted and feasible in the future, developing natural resource properties.  Our primary focus in the natural resource sector is gold and silver.

To take a resource property that hosts a viable ore deposit into mining production, takes a considerable amount of time and money, and the subsequent return on investment for our stockholders would likely be long-term.  We would consider, if beneficial to do so and viable under then existing agreements, selling any ore bodies that may be proven to be of merit to a major mining company.  Most major mining companies obtain their ore reserves through the purchase of ore bodies found by junior exploration companies.  Although these major mining companies do some exploration work themselves, many of them rely on the junior resource exploration companies to provide them with future deposits for them to mine.  By selling a deposit found by us and/or our partners to these major mining companies, it would provide an immediate return to our stockholders without the long time frame and cost of putting a mine into operation ourselves, and would also provide capital for us to continue operations.

The search for valuable natural resources as a business is extremely risky.  We can provide investors with no assurance that the Hotstone Prospect in Ontario, Canada or the Santa Rita Prospect in Peru, contain commercially exploitable reserves.  Exploration for natural reserves is a speculative venture involving substantial risk.  Few properties that are explored develop into producing commercially feasible reserves.  Problems such as unusual or unexpected formations, and other conditions, are involved in mineral exploration and often result in unsuccessful exploration efforts.  In such a case, we would be unable to complete our business plan and any money spent on exploration would be lost.

Our annual operating results are likely to fluctuate significantly in the future as a result of numerous factors, including and not limited to:

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

Contractual Obligations

As at April 30, 2010, we were a party to a Loan Agreement dated April 27th, 2007, between 961266 Alberta Inc., a stockholder of the Company, as Lender, and Coastal Pacific Mining Corp., as Debtor, where the Lender provided us with $125,000 (the “Principal Sum”) on the terms and conditions that we repay the Principal Sum, together with interest or on so much as from time to time remains unpaid, at the rate of 10% per annum (the “Interest Rate”), calculated as well after as before maturity, default or judgment, until the principal sum and interest is paid.  An amount of $12,400 of the debt was repaid by way of direction from the lender to apply against certain share subscriptions, together with additional payments made in fiscal 2009.  The total amount outstanding, including accrued interest, as at April 30, 2010 was $46,249.  Subsequent to April 30, 2010, on June 15, 2010, the loan was settled by way of shares for debt and there is no further obligation to the lender.

On November 1, 2008 we entered into a management service agreement with Ox Financial Corp. (the “Ox Agreement”) for $10,000 per month.   Ox Financial Corp. is a company controlled by a stockholder, director and officer of the Company.  The term of this Agreement is for a period of two years from November 1, 2008.  Subsequent to our year end, we entered into a debt settlement agreement with Ox Financial Corp. and settled $190,000 by way of the issuance of shares of common stock.   The contract with the Company expired on November 1, 2010 and is currently under negotiation.

Subsequent to our year end, on October 6, 2010, we entered into a commitment in respect to the Hotstone Property, with David L. Gibson, the optioner, whereby we are required to fund a total of $1,600,000 of which $1,500,000 is by way of exploration costs, which needs to be raised by April 6, 2011, and utilized on an approved exploration program by October 6, 2011, and $100,000 payable to the optionor, with $50,000 due by December 6, 2010, and $50,000 due by April 6, 2011, in order to earn our 50% interest. 1,000,000 shares of our common stock were also payable upon the signing of the agreement.  Mr. Gibson is an officer and director of the Company.  We have not included this contractual obligation in the table below as it was entered into subsequent to the period covered by this annual report.

Subsequent to our year end, effective November 1, 2010, we entered into an option agreement with respect to the Santa Rita property with Mr. Flueck, whereby we are required to fund a total of $550,000 in cash payments, of which $50,000 has been paid as of the date of this filing.  Further cash payments are required to be paid on January 1, 2011 in the amount of $100,000, $175,000 by November 1, 2011 and $175,000 by November 1, 2012. Further we are required to raise a total of $3,000,000 for work programs on the Santa Rita property.  We have not included this contractual obligation in the table below as it was entered into subsequent to the period covered by this annual report.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS, as at April 30, 2010
	Payments Due by Period
Contractual Obligations	Total $	Less than 1 year $	1-3 years $	3-5 years $	More than 5 years $
Short-term Debt – related party (1), (2)	46,249	46,249	0	0	0
Management Service Contract – related party (3), (4)	230,000	230,000	0	0	0
Total	216,249	216,249	0	0	0
(1) Balance as at April 30, 2010, with interest accruing at a rate of 10% per annum until principal and accrued interest paid in full.
(2) This amount and additional accrued interest were settled by the issuance of common stock subsequent to our fiscal year end.
(3) These amounts are the amounts owing under the Ox Financial contract, which expires on November 1, 2010.
(4) Subsequent to year end a total of $190,000 was settled pursuant to debt settlement agreements, leaving $40,000 due and owing under the contract.

ITEM 6.                         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

Name	Position	Date Elected

Joseph Bucci 927 Drury Avenue NE Calgary, AB T2E 0M3	Director	June 15, 2010
Joseph Bucci	Chief Executive Officer, President, Secretary	August 26, 2010
David Gibson 258 Mount Douglas Circle SE Calgary, AB T2Z 3N9	Director	August 27, 2010
David Gibson	Vice-President Exploration	August 27, 2010

Joseph Bucci

Mr. Bucci is a self-employed corporate business consultant with Ox Financial Corp., a company involved in mining management operations amongst other activities.  Mr. Bucci has been with Ox Financial Corp. for the past five years.  He has sat on the board of directors of several public reporting issuers in the past, with this being Mr. Bucci’s only current board position.  Mr. Bucci has provided consulting services to the Company through Ox Financial Corp.

David L. Gibson

Mr. David Gibson studied engineering at the University of Windsor with a minor in geology and geophysics, and was a graduate of Georgian College in Business Administration Marketing.  He brings over 25 years of mineral exploration experience and mining acumen with strong business and management skills.

Mr. Gibson began his career in the mining industry in 1982 working in the northern mining districts of Ontario and Quebec, performing geophysical and geochemical surveys for junior and major mining companies.  In 1989, he founded Gibson and Associates Services Company, a successful business to date, originally to provide exploration services, and today includes geomatics, geophysics and geochemistry services to the mining, oil and gas, and environmental industries. In 1998, Mr. Gibson was a founding member of Diatreme Explorations, which was rolled into Mantis Minerals Corporation (MINE.CNQ) in 2007.

His additional achievements include collaboration with the Ontario Geological Survey and the Geological Survey of Canada investigating the circular vegetative phenomenon found in the James Bay Lowlands of Ontario, and he was published for his contribution.  Throughout his career, Mr. Gibson performed contract field services for junior companies such as Actuate Resources, Temex Resources, and Avalon Ventures.  The major mining companies he contracted to included Noranda, Inco, Cameco, and Goldcorp.  Mr. Gibson provided advanced exploration and technical consulting services of geomatics, geophysics, geochemistry and geotechnical design, implementation, and management for mineral projects including gold, diamonds, base metals, and platinum group elements.

Dr. Earl Abbott resigned as director on January 25, 2010. Subsequent to the end of the fiscal year, John Kenney Berscht resigned as CEO, President, CFO, and Secretary-Treasurer on August 26, 2010, and as a director on August 27, 2010.  We currently have two officers and directors, and have no employees upon whose work we are dependent.  There are no family relationships among our officer, directors, or persons nominated for such positions.  We have no arrangements or understandings with any major shareholder, customer, supplier, or others, upon our officer and director being selected.

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

Compensation

None of our officers or directors have received or earned any compensation or bonus for services rendered as directors and officers for the fiscal year 2010. Mr. Bucci did not become an officer or director of the company until after the end of the fiscal year.  Mr. Bucci is not, as of the date of this report, receiving compensation for his officer roles, on top of the compensation received through the consulting agreement with Ox Financial, as is disclosed above.  Mr. Gibson is also not, as of the date of this report, receiving compensation for his role as officer or director.  Mr. Gibson will receive $100,000 in total, upon payment by the Company of amounts owing under the Hotstone Option Agreement, the first payment of $50,000 which is due by December 6, 2010, and the remainder on April 6, 2011.

During fiscal 2010, we did not maintain key-man life insurance for any of our executive officers or directors, nor any long-term compensation plans, stock option plans, profit sharing plans.  Nor did we set aside or accrued any amounts to provide pension, retirement, or similar benefits.

No arrangements are presently in place regarding compensation to directors for their services as directors or for committee participation or special assignments.

Board Practices

The directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected.  Executive officers serve at the discretion of the Board of Directors.

We have a management services contract with Ox Financial Corp., a company owned by one of our directors and officers, Joseph Bucci.  Under the terms of the contract, Ox Financial Corp. accrues monthly fees of $10,000 per month and is paid when we have available funds.

The Board of Directors has not yet formed any committees, including an audit committee.

Employees

As of the date of this annual report, we have no direct employees, nor has it had any since inception.  All of our operations are carried out by our officers and directors on a part-time basis, together with Ox Financial, through their management services contract.    There has been no salary or compensation paid, earned, or accrued to any of the officers and directors and there are no plans to pay, earn, or accrue any compensation until such time as we have sufficient capital and/or revenues to do so, of which there is no assurance.  We have retained outside accounting and consulting for all accounting and required regulatory filings.  These consultants are compensated on an hourly basis for their work.

Share Ownership

Below is the share ownership of our officers and directors, as at November 1, 2010.

Beneficial Owner	Shares	Percent of total issued (1)
Joseph Bucci (indirectly owned through Ox Financial)	92,206,960	41.02%
David Gibson	0	0%
All executive officers and directors as a group (2 persons)	92,206,960	41.02%
(1) Based on 224,776,985 common shares issued and outstanding on October 15, 2010.

Mr. Gibson will receive a total of 1,000,000 shares of common stock pursuant to the option agreement for the Hotstone Property.  As of the date of this filing the shares are reserved for issuance but are not yet issued and therefore are not included in the table above.

On June 10, 2009, the Board of Directors, approved the Company’s 2009 stock option plan, which contemplates the issuance of up to 5,000,000 shares of the Company’s common stock in the form of stock options to the Company’s directors, officers, employees and/or consultants, with the option prices, vesting and other terms to be determined upon grant by the administrator(s) thereof.  As of the filing of this report, there are no outstanding issuances under the plan.

ITEM 7.                         MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Major Stockholders

The following table sets forth certain information, as of November 1, 2010, concerning the ownership of our common shares by each person who, to the best of our knowledge, beneficially owned on that date more than 5% of our outstanding common shares.

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

Beneficial Owner	Common Shares	Percent of total issued (1)
Ox Financial Corp.	92,206,960	41.02%
(1) Based on 224,776,985 common shares issued and outstanding on November 1, 2010.

On June 16, 2010, we entered into a debt settlement agreement with Ox Financial Corp.  Pursuant to the settlement of debt, the Company issued a total of 92,206,960 shares of the Company to Ox Financial Corp. to settle US$184,413.92 of debt.  This settlement to Ox Financial Corp. resulted in a change in control of the Company, whereby Ox Financial Corp. owns a total of 41.02% of the total issued and outstanding shares of the Company.  Mr. Bucci, a director and officer of the Company, is the sole shareholder of Ox Financial Corp.

Prior to this issuance to Ox Financial, 961266 Alberta Inc. was the controlling shareholder, holding a total 51.4% of the ownership.   Subsequent to the issuance, and inclusive of other debt settlements which occurred at the same time which in aggregate amounted to 133,901,985 shares, 961266 Alberta Inc. was diluted to holding 20.6% of the issued and outstanding common shares issued and outstanding.   As of June 25, 2010, 961266 Alberta Inc. held no shares of the Company.

Our major stockholders do not have voting rights that differ from the other holders of shares of our common shares.

As at October 15, 2010, the Company is able to determine that there is one registered holder of our common stock in the host country, representing 1.3% of the issued common stock.

There are no arrangements in place that are known to the Company which may at a subsequent date result in a change in control of the Company.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction during the years ended April 30, 2010, and up to and including the filing of this annual report, except as noted below.

On March 27, 2007, we entered into a loan agreement with 961266 Alberta Inc. (the “Lender”), a controlling stockholder of the Company, for $125,000.  The term of the loan was for 24 months, with interest to accrue over the term of the loan at a rate of 10% per annum, payable in full on March 27, 2009.  Subsequent to April 30, 2007, the Company received instructions from the Lender to convert a total of $12,400 in loan proceeds to share subscriptions for a total of 12,400,000 shares of the Company’s common stock at $0.001 per share.  The company repaid an amount of $90,000 to reduce the principal amount and the accrued interest in fiscal year 2009.  During the fiscal year ended April 30, 2010, the Company did not make any cash payments, leaving the amount of $46,249 (2009 - $42,181) including unpaid accrued interest of $5,572 (2009 - $1,505) on the balance sheet – short term loan – related parties.  The parties to the agreement had verbally agreed to extend repayment of the remaining principal and accrued interest until such time as the Company had additional funds available.  Interest continued to accrue at the contracted rate, and the Lender did not surrender any rights under the original loan agreement by virtue of extending the repayment.

On November 1, 2008 we entered into a management service agreement with Ox Financial Corp. for $10,000 per month.   Ox Financial Corp. is a company controlled by a controlling stockholder, director and officer of the Company.  The term of this Agreement is for a period of two years from November 1, 2008.  Subsequent to our year end, on June 15, 2010, we entered into a debt settlement agreement with Ox Financial Corp. and settled $190,000, representing amounts accrued under the contract to that date, by way of the issuance of shares of common stock.   The contract with the Company will expire on November 1, 2010.

As at April 30, 2009, we had an outstanding loan in the amount of $4,914 from Ox Financial Corp., a company controlled by one of our stockholders, which amount is unsecured and non-interest bearing with no specific terms of repayment.  The proceeds from this loan were used for our working capital.  During the fiscal year ended April 30, 2010, the Company repaid an amount of $4,570, leaving the amount of $344.  The stockholder was appointed to our Board of Directors on June 16, 2010 and as an officer on August 26, 2010.

Subsequently on June 16, 2010, we paid in full both the above short term loans due to related parties through debt settlement agreements by issuing shares of common stock.

Subsequent to our year end, on October 6, 2010, we entered into a commitment in respect to the Hotstone Property, with David L. Gibson, the optioner, whereby we are required to fund a total of $1,600,000 of which $1,500,000 is by way exploration costs, which needs to be raised by April 6, 2011, and utilized on an approved exploration program by October 6, 2011, and $100,000 payable to the optionor, with $50,000 due by December 6, 2010, and $50,000 due by April 6, 2011, in order to earn our 50% interest. 1,000,000 shares of our common stock were also payable upon the signing of the agreement.

Interests of Experts and Counsel

Not required.

ITEM 8.                         FINANCIAL INFORMATION

Financial Statements and Other Financial Information

The required audited financial statements are provided at the end of this report starting on Page F-1.

Significant Changes

Other than as disclosed herein, no significant change has occurred in our financial statements since the fiscal year ended April 30, 2010.

ITEM 9.                         THE OFFER AND LISTING

Stock Price History

Our common stock is quoted for trading on the OTC Bulletin Board under the symbol "CPMCF".  Our common stock was approved for quotation on October 7, 2008 with no trades prior to that date.  We have no other classes of stock quoted on any markets.   All prices are reflective of stock splits that have occurred through to the date of this report.

Following are the annual high and low market prices for our common stock presented for the noted fiscal years.

Period	High $	Low $
Fiscal Year 2008 (May 07 – Apr 08)	n/a	n/a
Fiscal Year 2009 (May 08 – Apr 09)	0.17	0.002
Fiscal Year 2010 (May 09 – Apr 10)	0.22	0.0008

Following are the high and low market prices for our common stock presented for each full financial quarter for the two most recent fiscal years and subsequent periods, commencing for the quarter ended October 2008, which was the quarter during which the first trade in our common stock took place.

Period	High $	Low $
May 2008 to July 2008	n/a	n/a
August 2008 to October 2008	No trades	No trades
November 2008 to January 2009	0.17	0.002
February 2009 to April 2009	0.17	0.006
May 2009 to July 2009	0.22	0.04
August 2009 to October 2009	0.15	0.02
November 2009 to January 2010	0.04	0.02
February 2010 to April 2010	0.04	0.0008

Following are the high and low market prices for each of the most recent full six months.

Month	High $	Low $
May 2010	0.012	0.004
June 2010	0.044	0.004
July 2010	0.20	0.0256
August 2010	0.20	0.16
September 2010	0.174	0.15
October 2010	0.33	0.035

Markets

Our common stock is quoted for trading on the OTC Bulletin Board under the symbol "CPMCF".  Our common stock was approved for quotation on October 7, 2008.  We have no other classes of stock quoted on any markets.

ITEM 10.                      ADDITIONAL INFORMATION

Share Capital

Not required.

Memorandum and Articles of Association

Incorporated by reference to disclosure provided in our Form F-1 filed with the Securities and Exchange Commission on August 27, 2007.

Material Contracts

There are no other material contracts that have not been otherwise disclosed in this annual report.

Exchange Controls

Coastal is incorporated pursuant to the laws of the Province of Alberta, Canada.  The Company is not aware of any Canadian federal or provincial laws, decrees or regulations that restrict the export or import of capital, including foreign exchange controls or that affect the remittance of interest, dividends or other payments to a non-resident holder of our common stock, other than the withholding tax requirements detailed herein. Dividends paid to U.S. residents, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the stockholder is a corporation owning at least 10% of the outstanding voting shares of our company pursuant to Article X of the reciprocal tax treaty between Canada and the U.S. (see Item 10E "Taxation" below).

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

Taxation

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF THE COMPANY.

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

Dividends and Paying Agents

Not required.

Statements by Experts

Not required.

Documents on Display

Documents and agreements concerning our Company may be viewed by appointment during regular business hours at the offices of our registered agent at 5614E Burbank Road SE, Calgary, Alberta.

Subsidiary Information

None.

ITEM 11.                      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Not required.

ITEM 12.                      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

The Company does not have any securities represented by American Depository Receipts.

PART II

ITEM 13.                      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.                      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There have been no material modifications to the rights of security holders.

Use of Proceeds

On January 7, 2008 our Registration Statement on Form F-1 under Commission file number 333-145707 was declared effective, enabling us to offer up to 5,500,000 shares of common stock of our company at a price of $0.03 per share.  On March 18, 2008 we accepted subscriptions for the entire offering from 18 investors, raising a total of $165,000.  No commissions were paid on any of the above issuance.   All funds were expended by the end of fiscal year ending April 30, 2009.

ITEM 15T.                    CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Principal Executive Officer who is also our Principal Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e).  Based upon this evaluation, he concluded that, as of April 30, 2010, because of the material weakness in our internal control over financial reporting (“ICFR”) described below, our disclosure controls and procedures were not effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2010.  In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.   Based on its assessment, management concluded that, as of April 30, 2010, the Company’s internal control over financial reporting was not effective and that material weaknesses in ICFR existed as more fully described below.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected.  In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses as of April 30, 2010:

1.
Lack of an independent audit committee or audit committee financial expert. We do not have any independent directors and we do not have an audit committee.  These factors may be counter to corporate governance practices as defined by the various stock exchanges and may lead to less supervision over management;

2.
Inadequate staffing and supervision within our bookkeeping operations.  We have one consultant involved in bookkeeping functions, who provides a single staff member.  The relatively small number of people who are responsible for bookkeeping functions and the fact that they are from the same firm of consultants prevents us from segregating duties within our internal control system.  The inadequate segregation of duties is a weakness because it could lead to the untimely identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews which may result in a failure to detect errors in spreadsheets, calculations or assumptions used to compile the financial statements and related disclosures as filed with the SEC;

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

5.	Insufficient written policies and procedures for accounting and financial reporting with respect to the requirements and application of U.S. GAAP and SEC disclosure requirements;

6.	Ineffective controls over period end financial disclosure and reporting processes.

Changes in Internal Control over Financial Reporting

As of April 30, 2010, management assessed the effectiveness of our internal control over financial reporting and based on that evaluation, they concluded that during the year ended April 30, 2010 and to date, the internal controls and procedures were not effective due to deficiencies that existed in the design or operation of our internal controls over financial reporting.  However, management believes these weaknesses did not have an effect on our financial results.  During the course of the evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

Due to a lack of financial and personnel resources, we are not able to, and do not intend to, immediately take any action to remediate these material weaknesses.  We will not be able to do so until, if ever, we acquire sufficient financing and staff to do so.   We will implement further controls as circumstances, cash flow, and working capital permit.  Notwithstanding the assessment that our ICFR was not effective and that there were material weaknesses as identified in this report, we believe that our financial statements contained in our Annual Report on Form 20-F for the fiscal year ended April 30, 2010, fairly presents our financial position, results of operations and cash flows for the years covered thereby in all material respects.

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

There were no changes in our internal control over financial reporting during the year ended fiscal April 30, 2010, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.                      [RESERVED]

ITEM 16A.                   AUDIT COMMITTEE FINANCIAL EXPERT

We presently do not have an audit committee nor an audit committee member who qualifies as an "audit committee financial expert" or who is "independent" as that is defined by Rule 4200(a)(15) of the NASDAQ Market Place Rules.  Our board of directors performs the same functions as an audit committee.  Since there are insufficient independent members of the board, it is not feasible at this time to have an audit committee.

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

ITEM 16C.                   PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent auditors for the fiscal years ended April 30, 2010 and 2009 were Child, Van Wagoner & Bradshaw, PLLC of Salt Lake City, Utah.

Audit Fees

The fees billed by Child, Van Wagoner & Bradshaw, PLLC for professional services rendered for the audit of our annual financial statements for the fiscal years ended April 30, 2010 was $7,000 and for 2009 was $6,500.

Audit Related Fees

The fees billed for assurance and related services by Child, Van Wagoner & Bradshaw, PLLC relating to the performance of the audit or review of our financial statements for the fiscal years ended April 30, 2010 and 2009, which are not reported under the heading "Audit Fees" above, were Nil.

Tax Fees

For the fiscal years ended April 30, 2010 and 2009, the aggregate fees billed for tax compliance, tax advice and tax planning by Child, Van Wagoner & Bradshaw, PLLC were Nil.

All Other Fees

For the fiscal years ended April 30, 2010 and 2009, the aggregate fees billed by Child, Van Wagoner & Bradshaw, PLLC as applicable, for products and services, other than the services set out above, were Nil.

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

ITEM 16E.                    PURCHASES OF EQUITY SECURITIES BY OUR COMPANY AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERANCE

Not applicable.

PART III

ITEM 17.                      FINANCIAL STATEMENTS

Our audited financial statements for the fiscal years ended April 30, 2010 and 2009 are provided herein starting on page F-1.

COASTAL PACIFIC MINING CORP.
FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (MARCH 27, 2007) TO
FISCAL YEAR END APRIL 30, 2010

REPORTED IN CANADIAN DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Officers and Directors
Coastal Pacific Mining Corp.

We have audited the accompanying balance sheets of Coastal Pacific Mining Corp. (the Company)  as of April 30, 2010 and 2009, and the related statements of operations, statements of stockholders’ equity (deficit), and cash flows for the years ended April 30, 2010, 2009 and 2008, and for the period from inception (March 27, 2007) to April 30, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these  financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting, as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Pacific Mining Corp. as of April 30, 2010 and 2009,   and the results of its operations and its cash flows for the years ended April 30, 2010, 2009 and 2008, and for the period from inception (March 27, 2007) to April 30, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has incurred losses from operations, has a liquidity problem, and requires funds for its operational activities. These factors, among others, raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/Child, Van Wagoner, & Bradshaw, LLC
Salt Lake City, Utah
November 8, 2010

COASTAL PACIFIC MINING CORP.
 (An Exploration Stage Company)
Balance Sheets
REPORTED IN CANADIAN DOLLARS

	Fiscal Year Ended April 30, 2010	Fiscal Year ended April 30, 2009

ASSETS
Current
Cash	$-	$2,415
GST receivable	2,108	1,287
Total Current Assets	2,108	3,702

TOTAL ASSETS	$2,108	$3,702

LIABILITIES
Current Liabilities
Account overdraft	$7	$-
Accounts payable	40,156	11,037
Accounts payable – related parties	170,612	50,000
Short term loan	12,705	-
Short term loan – related parties	46,249	47,095
	269,729	108,132

Total Liabilities	269,729	108,132

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock An unlimited number of common shares with no par value. Issued and outstanding 90,875,000 shares as at April 30, 2010 and 89,500,000 as at April 30, 2009	224,400	177,400
Accumulated deficit	(492,021)	(281,830)
Total Stockholders’ Equity (Deficit)	(267,621)	(104,430)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$2,108	$3,702

See accompanying notes.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
Statements of Operations
REPORTED IN CANADIAN DOLLARS

	Fiscal Year ended April 30,			From Inception (March 27, 2007)
	2010	2009	2008	to April 30, 2010

Revenues	$-	$-	$-	$-

Operating Expenses
Consulting fees	16,281	39,877	70,292	151,450
Management fees	120,000	60,000	-	180,000
Mineral claims acquisition costs	47,000	1,906	510	64,416
Professional fees	12,724	24,303	10,937	50,266
Administrative expenses	10,195	7,933	4,456	22,891
	206,200	134,019	86,195	469,023

Income (Loss) from Operations	(206,200)	(134,019)	(86,195)	(469,023)

Interest expense	(4,068)	(6,413)	(12,613)	(23,094)
Foreign currency transaction gain (loss)	(77)	7	12	96

Net Income (Loss)	$(210,191)	$(140,425)	$(98,796)	$(492,021)

Net Income (Loss) per Share	$(0.00)	$(0.00)	$(0.00)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	90,672,603	89,500,000	89,500,000

See accompanying notes.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
Statements of Stockholders’ Equity (Deficit)
REPORTED IN CANADIAN DOLLARS

	Common Stock			Total Stockholders’
	Shares	Amount	Accumulated Deficit	Equity (Deficit)
Balance at March 27, 2007 (Date of Inception)	-	$-	$-	$-
Issuance of common stock at no par value	12,400,000	12,400	-	12,400
Issuance of common stock at no par value in connection with 2-for-1 stock split	12,400,000	-	-	-
Issuance of common stock at no par value in connection with 2.5-for-1 stock split	37,200,000	-	-	-
Net loss for the period	-	-	(42,609)	(42,609)
Balance at April 30, 2007	62,000,000	12,400	(42,609)	(30,209)
Issuance of common stock at no par value	5,500,000	165,000	-	165,000
Issuance of common stock at no par value in connection with 2-for-1 stock split	5,500,000	-	-	-
Issuance of common stock at no par value in connection with 2.5-for-1 stock split	16,500,000	-	-	-
Net loss for the period	-	-	(98,796)	(98,796)
Balance at April 30, 2008	89,500,000	177,400	(141,405)	35,995
Net loss for the period	-	-	(140,425)	(140,425)
Balance at April 30, 2009	89,500,000	177,400	(281,830)	(104,430)
Issuance of common stock at no par value	1,375,000	47,000	-	47,000
Net loss for the period	-	-	(210,191)	(210,191)
Balance at April 30, 2010	90,875,000	$224,400	$(492,021)	$(267,621)

See accompanying notes.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
Statements of Cash Flows
REPORTED IN CANADIAN DOLLARS

	Fiscal Year Ended April 30,			From Inception
	2010	2009	2008	(March 27, 2007) to April 30, 2010

Cash flow used in operating activities
Net loss for the period	$(210,191)	$(140,425)	$(98,796)	$(492,021)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock issued for mineral property claim cost	47,000	-	-	47,000
Changes in operating assets:
Accrued loan interest	4,068	-	-	4,068
Prepaid expenses	-	-	70,171	-
GST receivable	(821)	(825)	(311)	(2,108)
Accounts Payable Related Party	120,612	-	-	170,612
Accounts Payable	29,119	55,528	5,509	40,156
Net cash used in operating activities	(10,213)	(85,722)	(23,427)	(232,293)

Cash flow provided (required) by financing activities
Bank overdraft	7	-	-	7
Proceeds from related parties loan	-	4,914	212	130,682
Repayments to related parties loan	(4,914)	(83,587)	-	(88,501)
Proceeds from short term loan	12,705	-	-	12,705
Stock issued for cash	-	-	177,400	177,400
Net cash provided (required) by financing activities	7,798	(78,673)	177,612	232,293

Cash Increase (Decrease)	(2,415)	(164,395)	154,185	-

Cash, Beginning of period	2,415	166,810	12,625	-

Cash, End of period	$-	$2,415	$166,810	$-

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$17,521	$-	$17,521
Income taxes	$-	$-	$-	$-

See accompanying notes.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2010
REPORTED IN CANADIAN DOLLARS

1.	Basis of presentation and Continuance of Operations

The Company was incorporated in the Province of Alberta, Canada on March 27, 2007.  The Company is an Exploration Stage Company as defined by ASC Topic 915.  These financial statements have been prepared on a going concern basis.  We have incurred losses since inception resulting in an accumulated deficit of $492,021 and further losses are anticipated in the development of our business raising substantial doubt about our ability to continue as a going concern.  Our ability to continue as a going concern is dependent upon the ability of us being able to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due.  Management intends to address the going concern issue by funding future operations through the sale of equity capital and by director loans, if needed.

On March 26, 2009, the Company undertook a 2-for-1 common stock split in the form of a 100% stock dividend.  On March 30, 2009, the Company distributed 17.9 million common shares with no par value to stockholders of record on March 26, 2009. Subsequent to our fiscal year ending April 30, 2010, the Company undertook a 2.5-for-1 common stock split on July 7, 2010.  The effect of both of the stock splits has been recognized retroactively in the stockholders’ equity accounts as of April 30, 2007, and in all shares and per share data in the financial statements and the notes to the financial statements.

2.   Summary of Significant Accounting Policies

 a)           Basis of Presentation

Our financial statements have been prepared in accordance with accounting principles generally accepted in the United States and are expressed in Canadian Dollars, which is the Company’s functional currency.  The Company’s fiscal year-end is April 30.

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

c)           Mineral Property Costs

We have been in the exploration stage since our formation on March 27, 2007 and have not yet realized any revenues from our planned operations.  We are primarily engaged in the acquisition and exploration of mineral properties.  Mineral property acquisition and exploration costs are charged to operations as incurred.  When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property are capitalized.  Such costs will be amortized using the units-of-production method over the estimated life of the proven and probable reserves.

d)           Financial Instruments

The carrying value of cash and prepaid expenses approximate their fair value because of the short-term maturity of these instruments.  Our operations are in Canada and primary operations are carried out in the functional currency of Canada.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2010
REPORTED IN CANADIAN DOLLARS

2.           Summary of Significant Accounting Policies (continued)

e)           Foreign Currency Translation

Our functional and reporting currency is the Canadian dollar.  Occasional transactions may occur in United States dollars and management has adopted ASC Topic 830 - “Foreign Currency Translation”.  Monetary assets denominated in foreign currencies are translated using the exchange rate prevailing at the balance sheet date.  Average monthly rates are used to translate revenues and expenses.  We have not, to the date of these financial statements, entered into derivative instruments to offset the impact of foreign currency fluctuations.

f)           Income Taxes

Potential benefits of income tax losses are not recognized in the accounts until realization is more likely than not.  We have adopted ASC Topic 740 as of its inception.  Pursuant to ASC Topic 740, we are required to compute tax asset benefits for net operating losses carried forward.  Potential benefit of net operating losses have not been recognized in the financial statements because we cannot be assured it is more likely than not we will utilize the net operating losses carried forward in future years.

g)           Basic and Diluted Net Income (Loss) Per Share

We compute net income (loss) per share in accordance with “Earnings per Share”.  ASC Topic 260 requires presentation of both basic and diluted earnings per share (EPS) on the face of the income statement.  Basic EPS is computed by dividing net income (loss) available to common stockholders (numerator) by the weighted average number of shares outstanding (denominator) during the period.  Diluted EPS gives effect to all dilutive potential common shares outstanding during the period using the treasury stock method and convertible preferred stock using the if-converted method.  In computing diluted EPS, the average stock price for the period is used in determining the number of shares assumed to be purchased from the exercise of stock options or warrants.  Diluted EPS excludes all dilutive potential shares if their effect is anti-dilutive.

h)           Recently Issued Accounting Pronouncements

In June 2009 the FASB established the Accounting Standards Codification ("Codification" or "ASC") as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States ("GAAP"). Rules and interpretive releases of the Securities and Exchange Commission ("SEC") issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact our financial statements. The ASC does change the way the guidance is organized and presented.

Statement of Financial Accounting Standards ("SFAS"), SFAS No. 166 (ASC Topic 810), "Accounting for Transfers of Financial Assets-an Amendment of FASB Statement No. 140", SFAS No. 167 (ASC Topic 810), "Amendments to FASB Interpretation No. 46(R)", and SFAS No. 168 (ASC Topic 105), "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles-a replacement of FASB Statement No. 162" were recently issued. SFAS No. 165, 166, 167, and 168 have no current applicability to the Company or their effect on the financial statements would not have been significant.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2010
REPORTED IN CANADIAN DOLLARS

2.           Summary of Significant Accounting Policies (continued)

h)           Recently Issued Accounting Pronouncements (continued)

Accounting Standards Update ("ASU") ASU No. 2009-05 (ASC Topic 820), which amends Fair Value Measurements and Disclosures - Overall, ASU No. 2009-13 (ASC Topic 605), Multiple-Deliverable Revenue Arrangements, ASU No. 2009-14 ASC Topic 985), Certain Revenue Arrangements that include Software Elements, and various other ASU's No. 2009-2 through ASU No. 2010-26 which contain technical corrections to existing guidance or affect guidance to specialized industries or entities were recently issued. These updates have no current applicability to the Company or their effect on the financial statements would not have been significant.

3.           Income Taxes

We have losses carried forward of approximately $492,021, which expire starting 2027.

4.           Stockholders’ Equity

We are authorized to issue an unlimited number of shares of common stock with no par value and an unlimited number of preferred shares with no par value.   We have not issued any preferred shares to date.  We declared a 2-for-1 stock split effected in the form of a 100% stock dividend issued in March, 2009.

Subsequent to the period covered by this report, the Company declared a 2.5-for-1 stock split effected in the form of a 100% stock dividend issued in July 2010.

During the fiscal year ended April 30, 2010, the Company issued a total of 1,375,000 common shares related to certain mineral properties optioned by the Company. (Ref – Note 5).

As at the fiscal year ended April 30, 2010, we had a total of 90,875,000 shares of common stock issued and outstanding.

5.           Commitments

a)
On May 15, 2009, the Company entered into an Option Agreement with Trio Gold Corp (the “Trio”), a company incorporated in the Province of Alberta, Canada. Trio had leased and granted the Company an option to purchase a 100% interest in 29 upatented mining claims located in Nevada within the Carlin Gold Trend (the “Claims”). Under the terms of the agreement, we had to complete our due diligence until July 15, 2009 and to provide USD $1,000,000 for drilling on the Claims. On July 15, 2009, the parties hereto agreed to amend the option agreement. Under the amended terms, we were granted a non-exclusive extension until October 15, 2009 to provide US$1,000,000 in exploration funds for the Claims. Upon signing the extended option agreement, the Company issued 750,000 shares of common stock for a deemed value of $12,000. These amounts have been expensed on the Company’s Statement of Operations. It was at Trio’s option to extend the terms of the agreement beyond the 90 day period. As of April 30, 2010, the Company did not make any cash payments. Trio did not choose to extend the terms of the agreement. Thereafter, the Option Agreement was automatically cancelled.

b)
On May 27, 2009, the Company entered into a Joint Venture/option agreement with Warrior Ventures Incorporated (“Warrior”). Warrior was the recorded and beneficial holder of a 100% un-divided interest in certain mining claims/property situated in McNeil and Robertson Townships located south-east of Timmins, Ontario. Under the terms of the joint venture/option agreement, the Company would earn a 40% interest in the McNeil Gold Property by spending two million dollars ($2,000,000) in exploration over the next 2 years and completing cash and stock payments to Warrior.  Upon signing, the Company issued 625,000 shares of the common stock for a deemed value of $35,000. These amounts have been expensed on the Company’s Statement of Operations.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2010
REPORTED IN CANADIAN DOLLARS

6.           Related Party Transactions

a)           Acquisition of Mineral Claim

On April 3, 2007, we provided funds for the acquisition of a mineral claim pursuant to a letter agreement with Garland Stevens, Secretary-Treasurer and a director of the Company (the “Vendor”) which was memorialized on April 30, 2007.  Under the terms of the agreement, we acquired an interest in Tenure number 530021, Event Number 4150607, which property is more particularly described as the Violet East Mineral Claim, located in the Liard Mining Division on the Klastline Plateau within the Stikine Arch of northwestern British Columbia.  Under the terms of the letter agreement, we reimbursed cash consideration of $15,000 with respect to the Mineral Claim which had been advanced to the Vendor.  Additionally, we paid $25,000 for consulting fees associated with the research and acquisition of the property to an arms-length third party.  These amounts have been expensed on the Company’s Statement of Operations.  The Company determined not to continue with this property during fiscal 2009.

b)           Loan agreement

On March 27, 2007, we entered into a loan agreement with 961266 Alberta Inc. (the “Lender”), a stockholder of the Company, for $125,000.  The term of the loan was for 24 months, with interest to accrue over the term of the loan at a rate of 10% per annum, payable in full on March 27, 2009.  Subsequent to April 30, 2007, the Company received instructions from the Lender to convert a total of $12,400 in loan proceeds to share subscriptions for a total of 12,400,000 shares of the Company’s common stock at $0.001 per share.  The company repaid an amount of $90,000 to reduce the principal amount and the accrued interest in fiscal year 2009.  During the fiscal year ended April 30, 2010, the Company did not make any cash payments, leaving the amount of $46,249 (2009 - $42,181) including unpaid accrued interest of $5,572 (2009 - $1,505) on the balance sheet – short term loan – related parties.  The parties to the agreement had verbally agreed to extend repayment of the remaining principal and accrued interest until such time as the Company had additional funds available.  Interest continued to accrue at the contracted rate, and the Lender did not  surrender any rights under the original loan agreement by virtue of extending the repayment.

As at April 30, 2009, we had an outstanding loan in the amount of $4,914 from Ox Financial Corp., a company controlled by one of our stockholders, which amount is unsecured and non-interest bearing with no specific terms of repayment.  The proceeds from this loan were used for our working capital.  During the fiscal year ended April 30, 2010, the Company repaid an amount of $4,570, leaving the amount of $344 on the balance sheets – accounts payable – related parties. The stockholder was appointed to our Board of Directors on June 16, 2010 and is a director as of the filing date of this annual report.

Subsequently on June 16, 2010, we paid in full these short term loans due to related parties through debt settlement agreements with the stockholder and director by issuing shares of common stock. (Ref – Note 7)

c)           Management service agreement

On November 1, 2008, we entered into a two year management service agreement payable at $10,000 monthly with Ox Financial Corp., a company controlled by one of our stockholders, and a now current director and officer of the Company. During the fiscal year ended April 30, 2010, we incurred $120,000 in management fees under this agreement.  Accounts payables to related parties as of April 30, 2010 amounted to $170,000 (2009 – $50,000), owed to Ox Financial Corp.  On June 15, 2010, we paid this accounts payable in full by way of  a debt settlement agreement by way of the issuance of shares of common stock of the Company.  This effected a change in control of the Company. (Ref – Note 7)

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2010
REPORTED IN CANADIAN DOLLARS

7.      Subsequent events

On June 15, 2010, the Company entered into debt settlement agreements with various creditors to settle USD $267,803.97 of Company’s debt by way of the issuance of a total 133,901,985 shares of common stock of the Company at a deemed price of USD $0.005 per common share. Due to the market value on the settlement date  being higher than the deemed price, the Company will generate $368,828 of loss on debt extinguishment.

Pursuant to the settlement of debt, the Company has issued a total of 92,206,960 shares of the Company (pre forward spit) to Ox Financial Corp. to settle USD$184,413.92 of the above disclosed debt.  This settlement to Ox Financial Corp. has resulted in a change in control of the Company, whereby Ox Financial Corp. owns a total of 41.02% of the total issued and outstanding shares of the Company pursuant to the issuance of the shares for debt.   Mr. Bucci, a director and officer of the Company is the sole shareholder of Ox Financial Corp.

On June 15, 2010, we appointed Mr. Joseph Bucci to our Board of Directors and on August 26, 2010 he was appointed President, Chief Executive Officer, Secretary-Treasurer and Chief Financial Officer.

Subsequent to our fiscal year ending April 30, 2010, the Company undertook a 2.5-for-1 common stock split on July 7, 2010.   (Refer to Note 1 of the financial statements)

On August 27, 2010, the Company appointed Mr. David Gibson as director and Vice-President of Exploration.

On October 6, 2010, we entered into an Option Agreement (the “Agreement”) to earn a 50%  undivided interest in a gold exploration property, known as the Hotstone property. The Hotstone property is comprised of a 5 claim unit totaling approximately 120 hectares within the Greenlaw Township, located 50 km southeast of Chapleau, Ontario, and 130 km west-southwest of Timmins, Ontario, Canada. Under the terms of the Agreement, we will issue 1,000,000 restricted shares of common stock and make cash payment of $100,000, with the first payment of $50,000 due within 60 days of entering into the Agreement, and the second payment due within six months of the date of the Agreement. Further, within a six period, we will be required to fund a 1.5 million dollar exploration program on the property, which funds must be expended within one year, in order to earn our 50% interest.  Mr. David L. Gibson, a director and officer of the Company was the optionor of the Hotstone property.  The Company has paid a total of $15,000 to date pursuant to this Option Agreement.

On October 27, 2010, the Company received a loan of US$60,000 for working capital and on November 2, 2010 the Company received a further US$50,000 by way of a loan.  The loans were short term loans bearing no interest and to be repaid upon the Company closing a convertible loan offering of US$2,000,000.

On November 4, 2010, Coastal Pacific Mining Corp. (“Coastal” or the “Company”) entered into Stock Purchase Agreements (the “Purchase Agreements”) with four independent investors (the “Investors”) who collectively purchased $1,000,000 in convertible notes issued by the Company pursuant to an offering conducted by the Company (the “Offering”).  The Purchase Agreements provided for the purchase by the Investors of a total of 2,857,143 shares of the Company’s Common Stock at a price of $0.35 per share, or  for an aggregate purchase price of $1,000,000 (the “Shares”).  In addition to the Shares, the Company also agreed to issue Warrants to purchase 4,285,714 shares of the Company’s Common Stock at an exercise price of $0.40 per share for 1,428,571  Class A Warrants and at an exercise price of $0.50 per share for the remaining 2,857,143 Class B Warrants.  Each of the Warrants has a five year term.   The Warrants cannot be exercised within six (6) months of closing and thereafter a total of 25% combining Class A and Class B warrants can be exercised for the following six months, at the end of twelve (12) months from closing all Class A and Class B warrants become exercisable.  The Company is currently negotiating with the $110,000 in short term loans to convert these amounts into convertible notes.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2010
REPORTED IN CANADIAN DOLLARS

7.      Subsequent events (continued)

On November 1, 2010, the Company entered into an Option Agreement with Hans Peter Flueck to earn a 50% undivided interest in the Santa Rita property.  Under the terms of the agreement the Company is required to undertake the following payments, $50,000 cash payment and a total of 1,000,000 Payment Shares upon execution of this Agreement; $100,000 cash payment two months from the Effective Date of this Agreement; $175,000 cash payment and a total of 2,000,000 Payment Shares twelve (12) months from the Effective Date of this Agreement;   $175,000.00 and a total of 2,000,000 Payment Shares twenty-four (24) months from the Effective Date of this Agreement.  The Company is further required to incur Expenditures in an aggregate amount of $3,000,000 as follows, at least $1,500,000 before November 1, 2011 and at least an additional $1,500,000 before November 1, 2012. Upon the required cash and stock payments and the completion of the first year exploration program in the amount of $1,500,000, the Company will earn an irrevocable twenty-five percent (25%) interest in and to the Property.  The Company has paid the initial $50,000 as required under the Option Agreement.

The Company determined not to pursue any of the other outstanding mineral projects and has two current option agreements as described above.

The Company has evaluated subsequent events from the balance sheet date through the date that the financial statements were issued and determined that there are no additional events to disclose.

ITEM 18.                      FINANCIAL STATEMENTS

The financial statements are presented in Item 17, above.

ITEM 19.                      EXHIBITS

Number	Description
3.1	Articles of Incorporation	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on August 27, 2007
3.2	Bylaws	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on August 27, 2007
4.1	Form of Securities Purchase Agreement	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 5, 2010
4.2	Form of Registration Rights Agreement	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 5, 2010
4.3	Form of Convertible Note	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 5, 2010
4.4	Form of Class A Warrant	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 5, 2010
4.5	Form of Class B Warrant	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 5, 2010
10.1	Management Services Agreement by and between the Company and Ox Financial Corp. dated November 1, 2008	Incorporated by reference to the Exhibits filed with the Company’s Form 20-F filed with the SEC on July 29, 2009
10.2	Joint Venture/Option Agreement dated May 27, 2009 by and between the Company and Warrior Ventures	Incorporated by reference to the Exhibits filed with the Company’s Form 20-F filed with the SEC on July 29, 2009
10.3	Option Agreement between the Company and Trio Gold Corp. dated May 15, 2009	Incorporated by reference to the Exhibits filed with the Company’s Form 20-F filed with the SEC on July 29, 2009
10.4	Coastal Pacific Mining Corp. 2009 Stock Option and Stock Award Plan dated June 10, 2009.	Filed herewith
10.4	Extended Option Agreement dated July 15, 2009, between the Company and Trio Gold Corp.	Incorporated by reference to the Exhibits filed with the Company’s Form 20-F filed with the SEC on July 29, 2009

10.5	Hotstone Property Option Agreement between the Company and David L. Gibson dated October 6, 2010	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on October 19, 2010.
10.6	Santa Rita Property Option Agreement between the Company and Hans Peter Flueck dated October 30, 2010	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 1, 2010
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Chief Executive Officer and Principal Financial Officer	Filed herewith
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

COASTAL PACIFIC MINING CORP.

By:	/s/Joseph Bucci
Name:	Joseph Bucci
Title:	CEO, President, Chief Financial Officer, Director (Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer)

Date:                      November 9, 2010