Form 20-F
period 2011-04-30
COASTAL PACIFIC MINING CORP
filed 2011-11-15
CIK 1410181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended April 30, 2011 (with other information to November 1, 2011, except where noted)
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:

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

226,976,985 shares of common stock as at April 30, 2011

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

Yes [X] No [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

These exchange rate tables illustrate the US dollar equivalent of one Canadian dollar. The nominal rate for a Canadian dollar as of November 9, 2011 was US$0.9830.

The following table sets out the US dollar exchange rates, based on the noon rate at the Bank of Canada for the fiscal years ended 2007 through 2011.

	2011 $	2010 $	2009 $	2008 $	2007 (partial) $
Average for Period	0.9884	0.9363	0.8767	0.9841	0.8855

The high and low noon nominal exchange rates in Canadian dollars for each month during the previous six months are:

	Oct 2011 $	Sept 2011 $	Aug 2011 $	Jul 2011 $	Jun 2011 $	May 2011 $
High for period	1.0658	1.0389	0.9910	0.9668	0.9861	0.9809
Low for period	0.9970	0.9750	0.9580	0.9449	0.9643	0.9490

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

PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.      OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.        KEY INFORMATION

Selected Financial Data

The following tables summarize selected financial data for our Company, which are stated in Canadian dollars and prepared in accordance with United States generally accepted accounting principles for the years ended April 30, 2011, 2010, 2009, 2008 and 2007.  We were incorporated on March 27, 2007 and are presenting five years of selected financial data.  The information in the table was extracted from the financial statements and related notes included in this annual report and the previously filed reports, and should be read in conjunction with such financial statements.

	Statement of Operations Data As at April 30 (Canadian dollars)
	$2011	$2010	$2009	$2008	$2007
Operating Revenues	Nil	Nil	Nil	Nil	Nil
Income (loss) from Operations	(1,488,725)	(206,200)	(134,019)	(86,195)	(42,609)
Income (loss) from Continuing Operations	-	-	-	-	-
Net Income (loss)	(2,987,687)	(210,191)	(140,425)	(98,796)	(42,609)
Net Income (loss) from Operations, per share	(0.014)	(0.00)	(0.01)	(0.01)	0.00
Income (loss) from Continuing Operations, per share	-	-	-	-	-

	Balance Sheet Data As at April 30 (Canadian dollars)
	$2011	$2010	$2009	$2008	$2007
Total Assets	373,423	2,108	3,702	167,272	95,347
Total Liabilities	1,290,858	269,729	108,132	131,277	125,556
Total Stockholders' Equity (Deficit)	(917,435)	(267,621)	(104,430)	35,995	(30,209)
Capital Stock	1,561,873	224,400	177,400	177,400	12,400
Number of Shares	226,976,985	90,875,000	89,500,000	89,500,000	62,000,000
Diluted Net Income per Share	-	-	-	-	-

Information on the exchange rate differentials between the US and Canadian dollars are provided in the introductory section of this Form 20-F, under Measurement and Currency, on page 2.

Capitalization and Indebtedness

Not Applicable.

Reasons for the Offer and Use of Proceeds

Not Applicable.

Risk Factors

An investment in our securities should be considered highly speculative due to various factors, including the nature of our business and the present stage of our development.  An investment in our securities should only be undertaken by persons who have sufficient financial resources to afford the total loss of their investment.  In addition to the usual risks associated with investment in a business, the following is a general description of significant risk factors which should be considered.  You should carefully consider the following material risk factors and all other information contained in this Annual Report before deciding to invest in our Common Shares.  If any of the following risks occur, our business, financial condition and results of operations could be materially and adversely affected.  Additional risks and uncertainties we do not presently know or that we currently deem immaterial may also impair our business, financial condition or operating results.

RISKS RELATING TO OUR BUSINESS

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

The Company may be unable to obtain the funds necessary to finalize our property option agreements or to undertake exploration on our Hotstone Claims and the Santa Rita Claims.

Under the terms of our option agreement for Hotstone, we were required to pay the vendor a total of $100,000 in cash payments, which payments have been paid in full.   Further we are required to raise a total of $1,500,000 for a work program on the Property. As of the date of filing of this Annual Report, we do not have sufficient funds to undertake the exploration program.

Under the terms of our option agreement for Santa Rita, we are required to pay the vendor a total of $500,000 in cash payments, of which $150,000 has been paid as of the date of filing of this Annual Report.  Further cash payments which were required to be paid in the amount of $175,000 by

November 1, 2011 and $175,000 by November 1, 2012 will be paid pursuant to the terms of a mining acquisition and production agreement with Royal Sovereign Internationale, who has agreed to expend a total of $5,000,000, including the $350,000 in cash payments to earn its interest in the Santa Rita mining concessions.    Further, pursuant to our agreement  with Plata Litoral Inc. should Royal Sovereign Internationale default on their obligations, the payment requirements would fall to Plata Litoral Inc.  Should both parties default then we would be required to undertake the payments.  Currently, we do not have sufficient funds to pay the cash payments or to expend the exploration funds required under the original option agreement.

We have been successful in obtaining financing for operations by way of loans but as an exploration company it is often difficult to obtain adequate financing when required, and it is not necessarily the case that the terms of such financings will be favorable.  If we fail to obtain additional financing on a timely basis, we could forfeit our mineral property interests and/or reduce or terminate operations.

Because our business involves numerous operating hazards, we may be subject to claims of a significant size, which would cost a significant amount of funds and resources to rectify.  This could force us to cease our operations.

Our operations are subject to the usual hazards inherent in exploring for minerals, such as general accidents, explosions, chemical exposure and cratering.  The occurrence of these or similar events could result in the suspension of operations, damage to or destruction of the equipment involved and injury or death to personnel.  Operations also may be suspended because of machinery breakdowns, abnormal climatic conditions, failure of subcontractors to perform or supply goods or services or personnel shortages.  The occurrence of any such contingency would require us to incur additional costs, which would adversely affect our business.

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

RISKS ASSOCIATED WITH MINING AND EXPLORATION

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

It is possible that there may be indigenous people claims to our Santa Rita mining concessions, which could result in us incurring additional expenses to explore the Santa Rita.

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

RISKS RELATING TO AN INVESTMENT IN OUR SECURITIES

Our Common Stock Price May be Volatile

The trading price of our common stock may fluctuate substantially.  The price of our common stock, at any given time, may be higher or lower than the price you pay for your shares, depending on many factors, some of which are beyond our control and may not be directly related to our operating performance.  These factors include the following: (i) price and volume fluctuations in the overall stock market from time to time; (ii) volatility resulting from trading in derivative securities related to our common stock including puts, calls, long-term equity anticipation securities, or leaps, or short trading positions; (iii) actual or anticipated changes in our earnings or fluctuations in our operating results or changes in the expectations of securities analysts; (iv) general economic conditions and trends; (v) loss of a major funding source; or (vi) departures of key personnel.

Because of the early stage of development and the nature of our business, our securities are considered highly speculative.

Our securities must be considered highly speculative, generally because of the nature of our business and the early stage of its development.  We are engaged in the business of exploring and, if warranted and feasible, developing natural resource properties.  Our mining claims are in the exploration stage only and are without proven reserves of natural resources.  Accordingly, we have not generated any revenues nor have we realized a profit from our operations to date and there is little likelihood that we will generate any revenues or realize any profits in the short term.  Any profitability in the future from our business will be dependent upon locating and developing economic reserves of natural resources, which itself is subject to numerous risk factors as set forth herein.  Since we have not generated any revenues, we will have to raise additional monies through the sale of our equity securities or debt in order to continue our business operations.

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

Market for Penny Stock Has Suffered In Recent Years From Patterns Of Fraud And Abuse and our Stock has been Volatile

Stockholders should be aware that, according to SEC Release No. 34-29093, the market for penny stocks has suffered in recent years from patterns of fraud and abuse.  Such patterns include: (i) control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer; (ii) manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases; (iii) boiler room practices involving high-pressure sales tactics and unrealistic price projections by inexperienced salespersons; (iv) excessive and undisclosed bid-ask differential and markups by selling broker-dealers; and, (v) the wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the resulting inevitable collapse of those prices and with consequential investor losses.

Our management is aware of the abuses that have occurred historically in the penny stock market. Our common stock has experienced volatility due to a number of paid promotions by outside stockholders.  Management believes it is in a position to dictate the behavior of the market or of broker-dealers who participate in the market,  and management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.  The occurrence of these patterns or practices have in the past and  could in the future increase the volatility of our share price.

Our common shares are subject to the “Penny Stock” Rules of the SEC, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

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

To the extent these requirements may be applicable; they will reduce the level of trading activity in the secondary market for the common shares and may severely and adversely affect the ability of broker-dealers to sell the common shares.

Despite an active market shareholders may not be able to sell their shares at a profit or at all.

Although, we are a reporting company and our common shares are quoted on the OTCPK under the symbol “CPMCF”, no active market has been maintained for our common stock and an active trading market may not develop again or, if it does develop, may not be maintained.  Failure to develop or maintain an active trading market will have a generally negative effect on the price of our common stock, and you may be unable to sell your common stock or any attempted sale of such common stock may have the effect of lowering the market price and therefore your investment could be a partial or complete loss.

Our common stock has experienced extreme rises or declines in price, and you may not be able to sell your shares at or above the price paid.

Our common stock has been highly volatile and could be subject to extreme fluctuations in response to various factors, many of which are beyond our control, including (but not necessarily limited to): (i) the trading volume of our shares; (ii) the number of securities analysts, market-makers and brokers following our common stock; (iii) changes in, or failure to achieve, financial estimates by securities analysts; (iv) actual or anticipated variations in quarterly operating results; (v) conditions or trends in our business industries; (vi) announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments; (vii) additions or departures of key personnel;  (viii) sales of our common stock; and (ix) general stock market price and volume fluctuations of publicly-trading and particularly , microcap companies.

Investors may have difficulty reselling shares of our common stock, either at or above the price they paid for our stock, or even at fair market value.  The stock markets often experience significant price and volume changes that are not related to the operating performance of individual companies, and because our common stock is thinly traded it is particularly susceptible to such changes.  These broad market changes may cause the market price of our common stock to decline regardless of how well we perform as a company.  In addition, there is a history of securities class action litigation following periods of volatility in the market price of a company’s securities.  Although there is no such shareholder litigation currently pending or threatened against the Company, such a suit against us could result in the incursion of substantial legal fees, potential liabilities and the diversion of management’s attention and resources from our business.  Moreover, and as noted below, our shares are currently traded on the OTC-PK and, further, are subject to the penny stock regulations.  Price fluctuations in such shares are particularly volatile and subject to manipulation by market-makers, short-sellers and option traders.

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

ITEM 4.        INFORMATION ON THE COMPANY

History and Development of the Company

Our legal name is Coastal Pacific Mining Corporation, and we were incorporated on March 27, 2007 under the Business Corporations Act of Alberta, Canada.  Our head office and principal place of business is located at 927 Drury Avenue NE, Calgary, Alberta, T2E 0M3, Canada.  Our telephone number is (403) 612-3001, our facsimile number is (403) 313-5449, our website is www.coastalpacificmining.com and our e-mail address is: info@coastalpacificmining.com.  The information on our website is not a part of this Annual Report.

Since our inception, we have been an exploration stage company engaged in the identification, acquisition, and, where feasible, the exploration of mineral properties.  We have entered into a number of option / joint venture agreements for exploration prospects, all of which, with the exception of two option agreements, have been terminated either due to a lack of funds for undertaking required exploration / work programs or the difficulty in undertaking an exploration project due to terrain or weather constraints.

Since May 1, 2007 to April 30, 2011, we have incurred $1,201,949 in costs associated with acquiring mineral properties and exploration expenses on those properties.  These costs were associated with the entering into agreements and having undertaken exploration programs.  To date, we have been involved the following projects:

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

-
On October 6, 2010, we entered into an option agreement with David L. Gibson, an officer and director of our Company for the rights to acquire a 50% interest in Mr. Gibson’s 100% un-divided interest in certain mining claims/property(the “Hotstone”) situated in Greenlaw Township located south-east of Chapleau, Ontario.  We have paid the required cash payments totaling $100,000 on the Hotstone.  We are required to undertake exploration work on the Hotstone totaling $1,500,000.

-
On October 30, 2010, effective November 1, 2010, we entered into an Option Agreement with Hans Peter Flueck to acquire a 50% interest in certain mining concessions situated in the District of Acobambilla, Province of Huancavelica, Department of Huancavelica, in the Republic of Peru; approximately 200 km southeast of Lima.  The two (2) subject claims (“Santa Rita”) cover an area of 1200 hectares and are named:

-	Celeste No 3 (200 Hectares)
-	Nueva Santa Rita (1000 Hectares)

-	On March 29, 2011, we entered into an amended option with David L. Gibson, an officer and director of our Company to extend the exploration expenditures to December 31, 2012.

-
On May 16, 2011, we entered into an amended option agreement with Hans Peter Flueck and Rimpago Company Limited Peru S.A.C. (the trustee holder of the Santa Rita Mining Concessions), whereby we amended our agreement to the following terms:

(i)   $50,000 cash payment and 1,000,000 shares which had been paid under the prior option agreement;
(ii)  $100,000 cash payment which had been paid under the prior option agreement;
(iii) $175,000 cash payment on or before October 30, 2011 and a total of 2,000,000 payment shares on November 1, 2011;
(iv)  $175,000 cash payment on or before October 30, 2012 and a total of 2,000,000 payment shares on November 1, 2012.

Further, the following exploration expenditures were to be completed as follows:

(a) $1,500,000 on or before September 30, 2012; and
(b) $1,500,000 on or before April 30, 2013.

Under the agreement we have the right to earn 25% upon expenditure of the first $1,500,000 and the remaining 25% upon the second $1,500,000 being expended.  The $3,000,000 required expenditures are inclusive of the cash payments to Flueck.

The concessions are for metallic minerals giving the titleholder the right to explore and exploit metallic minerals within the bounds of the concessions.  We have paid a total of $150,000 against the option payments on the Santa Rita and have expended as of the fiscal year ended April 30, 2011, a total of $211,242on exploration and other expenses, including insurance related to the Santa Rita.

Subsequent to the fiscal period covered by this annual report, we received notification from our note holders, holding a total of $1,000,000 of convertible notes with the Company that the notes were in default and were subject to immediate payment.  The Company negotiated an agreement with the note holders who incorporated a company, Plata Litoral Inc. (“Litoral”) to hold the notes, whereby the Company would assign to Litoral ninety percent (90%) of its interest in and to the property in exchange for Plata assuming all of the remaining payment obligations under the Option Agreement, except for the issuance of shares which would remain the responsibility of Coastal, in exchange for the forgiveness of the notes plus all accrued interest, the payment of $50,000 and the issuance of 75,659,000 shares of Litoral common stock to Coastal which Coastal may dividend to its stockholders of record as at October 31, 2011 at the sole election of Coastal.

On October 6, 2011, Coastal and Litoral have entered into a mining acquisition and production agreement with Royal Sovereign Internationale  (“Royal”), Hans Peter Flueck (the vendor of the Santa Rita mining concessions), and Minera Rimpago Peru S.A.C. (the trustee for the claims), whereby Royal will expend a minimum of $5,000,000 by way of exploration and production financing to earn a 50% interest in and to the Santa Rita mining concessions. The agreement is presently being redrafted to comply with Peruvian law and is expected to be finalized on or before November 20, 2011. Litoral  has agreed to assign to Coastal Pacific a further interest in the Santa Rita mining concessions and Flueck has agreed to dilute to a 25% interest in the Santa Rita mining concessions, such that the final ownership upon the $5,000,000 funding completing will be:

Royal – 50%
Hans Peter Flueck -25%
Litoral – 20%
Coastal  – 5%

Coastal or its stockholders will also hold approximately 40% of the total issued and outstanding shares of Litoral.  Further, Coastal will manage and undertake all exploration on the Santa Rita mining concessions.

Under the terms of the agreement, Coastal and Litoral will earn as payments are made which total their obligations under the original option agreement.  In order to earn the 25% interest assignable under the original Option Agreement, expenditures of $1,500,000 must be made.  To the date of this filing, approximately  $550,000 has been expended by Coastal and Litoral, therefore upon a further expenditure by Royal of approximately $950,000, Coastal and Litoral will have earned 25%.  On the expenditure of a further $1,500,000, Coastal and Litoral will earn their 50% interest in and to the Santa Rita mining concessions.   In order for Royal to get assignment of their interest of 25% from Coastal and Litoral they will be required to expend the entire $5,000,000.

Coastal’s technical team will be working with Royal to finalize an exploration and production budget. The required permits to commence work on the Santa Rita concessions are currently applied for and are expected prior to December 31, 2011. Focus will be to commence surface mining production operations on the Santa Rita mining concessions as soon as permits are granted and equipment can be moved onsite, while undertaking further exploration to define sub-surface reserves.

We have substantial ongoing commitments in order to earn our 50% interest in the Hotstone project.  We expect that our requirements for the Santa Rita mining concessions, will be met by Royal or Litoral under the terms of our agreements and therefore we will not require further funding for Santa Rita.   At this time we do not have sufficient funds to undertake our commitments on the Hotstone project or to continue to meet our obligations as they become due.  We will have to raise additional capital to do so.

On March 21, 2011, the Company filed an F-1 registration with the Securities and Exchange Commission (“SEC”) pursuant to a draw down equity line.   The Company received notification from the SEC to withdraw the registration statement as they did not recognize the OTC-QB for the purpose of equity lines and only those companies trading on the OTCBB could file registration statements pursuant to equity lines.   The Company has not yet withdrawn the registration statement as they have been working with OTC Markets to get recognition of the OTC-QB for equity lines.

At the present time, the Company has no access to the cash in its bank account.  Subsequent to the period covered by this report, the Company’s bank accounts have been frozen by the Alberta Securities Commission, and the Company has received information indicating that the Alberta Securities Commission is investigating suspicious trades in the Company’s shares that occurred in and around November, 2010.  The Company’s own investigation reveals that the Directors and Officers of the Company did not trade any shares in or around November, 2010, amidst an otherwise unusual trading volume and share price spike.

Further, the British Columbia Securities Commission (“BCSC”) has cease traded the Company until such time as it files all of its filings with the BCSC.  The Company is currently preparing all of the filings to file and remove the cease trade order which it expects to do prior to December 31, 2011.

We have limited finances and will require additional funding in order to accomplish our exploration objectives.  There is no assurance that we will have revenues in the future or that we will be able to secure other funding necessary for our future growth and expansion.  There is also no assurance that our mineral exploration activities will produce commercially viable reserves.  Our efforts to extract minerals may be unprofitable.

We may seek relationships with other mineral exploration and development companies that will allow us to exploit idle and/or undeveloped resources.

Business Overview

We are an exploration stage company engaged in the identification, acquisition, and, where feasible, the exploration of mineral properties.  Our joint venture / option agreements entered into through to the end of our fiscal year, as of the date of this report, have been terminated due to lack of feasibility or financial resources.  We have options on two exploration projects at year end.

Santa Rita Prospect

On October 30, 2010 and effective November 1, 2010, we entered into a mining option agreement with Hans Peter Flueck to acquire a 50% interest in certain mining claims situated in the District of Acobambilla, Province of Huancavelica, Department of Huancavelica, in the Republic of Peru; approximately 200 km southeast of Lima.  On May, 16, 2011 we entered into an amended mining option agreement more particularly described above.   On October 31, 2011, we ratified an agreement with Litoral whereby we assigned 90% of our rights to Litoral in exchange for Litoral assuming all obligations under the amended mining option agreement of May 16, 2011.  On October 31, 2011, we also ratified a mining and production agreement between Flueck, Litoral, Rimpago, and Royal whereby Royal agreed to expend a total of $5,000,000 on the mining concessions to earn a fifty percent (50%) interest in and to the concessions

Required Payments on Santa Rita

In consideration of the grant of the Option, we were required to pay certain cash payments.  We paid a $50,000 cash payment and issued a total of 1,000,000 shares upon execution of the agreement and we paid a further $100,000 cash payment on January 1, 2011.  Pursuant to the agreements with Royal and Litoral, we are only required to issue 2,000,000 shares of our common stock on November 1, 2011 and 2,000,000 shares of our common stock on November 1, 2012.  All other obligations are assumed currently by Royal.   Should Royal default on their agreement then Litoral would assume responsibility for the payments.  However, should both Royal and Litoral default then we would be required to meet the obligations under the agreement. As of April 30, 2011, we had expended a total of $361,243 towards the initial $1,500,000 to be expended.  As of the date of filing of this annual report, approximately $550,000 has been expended  towards the initial $1,500,000.

Maintenance of the Option

In order to maintain in force our option and to earn our 50% interest we must incur exploration expenditures in an aggregate amount of $3,000,000, with the first $1,500,000 expended on or before September 30, 2012 and an additional $1,500,000 on or before April 30, 2013. During the option period,  we are required to keep the Property in good standing by paying all taxes, assessments and other charges and by doing all other acts and things that may be necessary in that regard., which payments shall be made from the expenditures as detailed above.

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

Should Royal or Litoral default there is no assurance that we will be able to raise the funds required to earn our 50% interest in the Santa Rita mining concessions, nor is there any assurance that if we are able to raise such funds that further exploration of the Santa Rita mining concessions will result in the discovery of economically viable mineral reserves or generate any revenue.

Hotstone Prospect

On October 6, 2010, we entered into an ption agreement (the “Hotstone Agreement”) to earn a 50% undivided interest in a gold exploration prospect, known as the Hotstone property.  Under the terms of the Hotstone Agreement, Coastal Pacific will issue 1,000,000 restricted shares of common stock and make cash payments of $100,000, with the first payment of $50,000 due within 60 days of entering into the Agreement, and the second payment due within six months of the date of the Hotstone Agreement.   The initial agreement required that we fund a $1,500,000 work program.    On March 29, 2011, we amended the Hotstone Agreement to require the $1,500,000 to be expended on or before December 31, 2012.   We have paid the $100,000 required under the agreements and issued the 1,000,000 shares.  This agreement was entered into with Mr. David L. Gibson, an officer and director of the Company.  Mr. Gibson abstained from voting on the acquisition.

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

The Santa Rita claims are accessible year round, although the rainy season which falls from September to April is usually accompanied with road wash-outs and lightning hazards.

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

Organizational Structure

We do not have any subsidiaries at this time.  We intend to incorporate a Peruvian subsidiary to undertake operations in Peru.
All operations are currently undertaken by us directly, or, in the future, by a designated operator.

Property, Plants and Equipment

Santa Rita mining concessions

Location and Means of Access. The Santa Rita is situated in the District of Acobambilla, Province of Huancavelica, Department of Huancavelica in the Republic of Peru on the continent of South America; approximately 200km southeast of Lima.  The claims are centered on Universal Transverse Mercatator (“UTM”) coordinate system, Provisional South American Datum 1956 (“PSAD56”) zone 18L, 456480 meters East and 854570 meters North (Santa Rita) and 455500 meters East and 8559740 meters North (Celeste N°3); or geographic coordinate system 75°24’ 15” of west Longitude and 12°41’ 11” of south Latitude (Celeste N°2).  The Santa Rita mining concessions are comprised of two claims which cover an area of 1200 hectares located within the Central Cordillera of the Peruvian Andes in rugged terrain typical of the Andean highlands.  The elevation on the claims ranges between 4200 m to 4800 m above sea level.  The landscape includes steep weathered mountaintops emerging from the wide grassy valleys carved by glacial activity and covered by a thick layer of glacio-fluvial sediments.   Access to the claims is by road from the city of Lima.  There are two access routes:  (i) Lima-Huancayo-Huancavelica and (ii) Lima-Pisco-Huancavelica.  The best route is via the Central Highway to Huancayo.  This route is 300km long and takes about 5.5 hours by truck.  From Huancayo to the property, the route is 150km long on a maintained gravel road for the first 60 km and a drivable gravel road for the last 90 km.  The travel time to the property from Huancayo is about 5 hours.

Option Agreement.

We have an option for the Santa Rita mining concessions from the current property owner who holds a 100% undivided interest in Santa Rita, which he acquired in 1996 from a prior owner.

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

Claim holders must reach an annual production of at least US$100 per hectare in gross sales within six (6) years from January 1st of the year following the date the title was granted.  If there is no production on the claim within that period, the claim holder must pay a penalty of USD$6.00 per hectare under the general regime.  From the 12th year onwards the penalty is equal to USD$20 per hectare under the general regime.   The claim holder is exempt from the penalty if exploration expenditures incurred during the previous year was ten (10) times the amount of the applicable penalty. Failure to pay the license fees or the penalty for two consecutive years will result in forfeiture of the mineral claims.  The optionor of the property has advised the Company that he is current with all of the required fees.

Mineral rights and surface rights in Peru are severed.  The surface rights are granted for an indefinite term and are freely transferable, in whole or in part, and can be optioned, leased, or given as collateral or mortgage, with no need for approval from any governmental agency.   There is no formal surface rights agreement with the Huitoco community at this time and we will be required to enter into such an agreement to progress our exploration on the Santa Rita.  According to Luc Pigeon the geologist that prepared the most current NI43-101 report on the property during October, 2009, based on his experience and discussions with the community president, the surface right agreement should be easily negotiated.   Mineral agreements (such as an option to acquire, a mining lease or transfer of a mineral claim) must be formalized through a deed  issued by a notary public and must be recorded with the Public Registry to create enforceability against third parties and the Peruvian State. We have not yet recorded our option agreement.

Peru established a sliding scale mining royalty late in 2004.  Calculation of the royalty payable is made monthly and is based on the value of the concentrate sold (or its equivalent) using international metal prices as the base for establishing the value of metal.  The sliding scale is applied as follows: (i) first stage:  up to US$60 million annual value, the royalty is 1.0%; (ii) second stage:  in excess of US$60 million up to US$120 million annual value, the royalty is 2.0%; and (iii) third stage:  in excess of US$120 million annual value, the royalty is 3.0%. Should we produce metals from the Santa Rita we will be required to pay these royalties.

Previous Operations.

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

Present Operations.

The Santa Rita mining concessions has no known reserves and the proposed program will be an exploration program. We have currently undertaken exploration programs and the property with our officers, directors and geological consultants.   Currently Royal and our technical team are working to put together both an exploration and exploitation program to run concurrently on the property.  It is expected that the expenditures will be approximately $4,650,000 over a two year period and that we will have production on the property during this period.

Rock Formations and Mineralization.

 Four formations and one group outcrop within the property: (i) lower-Cretaceous Chulec-Pariatambo Formation; (ii) mid-creataceous Jumasha Formation limestones;  (iii) upper Cretaceous Caspalca Formation redbeds;   (iv) Tertiary-Eocene Sacsaquero Group volcanic extrusive rocks; and (v)Tertiary-Oligoncene Castrovirreyna Formation pyroclastic rocks.

Following is a brief description of these rock formations:

Chulec-Pariatamb. The Chulec-Pariatambo Formation is composed of gray massive limestone similar to the Jumasha Formation; however it is more thinly bedded compared to the latter.  It outcrops near Chilicocha Lake and is also more extensively exposed at higher altitudes northeast of the lake.

Jumasha. The Jumasha Formation comprises a massive to thick-bedded sequence of limestone inter-bedded with minor dolomites.  The Jumasha Formation is an important formation in central Peru where it hosts skarn deposits.  More than ¾ of the Antamina exoscarn is hosted within this Formation (Love et al., 2004).  The Jumasha Formation strikes 290-300 and dips 25 towards the southwest.

Casapalca. The Caspalca Formation which outcrops south of the road leading to the property comprises continental siliciclastic redbeds mostly composed of medium to coarse-grained red-colored arenites.  Calcareous conglomerate beds are also interbedded within this formation.

Sacsaquero Group. The Sacsaquero Group is a thick volcano sedimentary sequence comprised of andesitic flows inter-bedded with welded tuff and reworked volcanic material.  It is also interbedded with arenite, calcareous siltstone and laucustrine limestone.

Castrovirreyna Formation. The Castrovirreyna Formation is a pseudo-stratification of explosive breccias, agglomerates and lapilli tuffs, concordantly overlying the Sacsaquero Formation and occupying the higher elevations (Mann, 1997).

Mineralization. Mineralization on the property is associated with sub-vertical barite, galena and sphalerite veins and breccias.  The mineralizing fluids also have infiltrated a 1-2m thick permeable bed within the limestone sequence forming manto-type mineralization containing high grade zones near the vein/breccias intersections and irregularly distributed high grade bodies within the mineralized bed.  An alteration halo with disseminated mineralization surrounds the high grade mineralization.

The mineralization occurs with the Jumasha Formation on the west limb of an important anticlinal structure striking northwest which exposes the lower-Cretaceous Chulec-Pariatambo limestones west of Chilicocha Lake.  Normal faults parallel to the fold axis have developed on both limbs producing the rugged topography observed in the area.  Transversal northeast-striking normal faults have also formed in response to the intense folding and faulting.

The Santa Rita mining concessions’s geological setting (limestone, major structures such as an anticline and normal faults) is favorable for several types of intrusion-related hydrothermal deposits such as vein, manto and skarn deposit types.  The property appears to hold both vein and manto deposit types; however skarn mineralization in the Jumasha, Chulec and Pariatambo Formations limestone is also a possibility if a felsic body was intruded nearby (1-2km).  These deposit types belong to a continuum of genetically related deposits which includes many individual occurrences with mixed characteristics.

Hotstone Property

Location and Means of Access

The Hotstone property is comprised of a 5 claim unit totaling approximately 120 hectares within the Greenlaw Township, located 50 km southeast of Chapleau, Ontario, and 130 km west-southwest of Timmins, Ontario, Canada.  The Hotstone property is located in the Swayze Greenstone Belt, which is an extension of the well-known Abitibi Greenstone Belt – home of producing gold camps such as Kirkland Lake, Matachewan, Porcupine (Timmins) and the emerging West Porcupine Gold Mining Camp. The property is accessible by a gravel road running to the property.

Option Agreement

We have on option to acquire a 50% interest in the Hotstone property from the current property owner who holds a 100% undivided interest in Hotstone. Land in Ontario, Canada, is comprised of both publicly and privately held title.  Privately held title may include both surface and mineral rights on a fee-simple basis, or may be severed so that title to the surface rights is held by one owner and title to the mineral rights is held by a separate owner.  Publicly held lands typically comprise title to the mineral rights of a given tract of land and are administered by the Government of Ontario, Ministry of Northern Development, Mines and Forestry (www.mndm.gov.on.ca).  These mineral rights are typically acquired by the process of claim staking that confers the right to explore and exploit minerals to the individual or corporate staker.  Where the mineral rights are held by one entity and the surface rights by another, an agreement with the surface rights holder, containing provisions relating to such terms as access and damage compensation, is typically secured prior to commencement of exploration activities.

Our option terms are more particularly described under Business Overview above.

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

-
Within the Hotstone Gold Property there exists a large porphyry unit, which is coincidental with the alteration zone and a Fraser Filter E.M. anomaly.  This anomaly runs the near extent of the Hotstone Gold Property, 1200 meters, and is also associated with a drill hole put down by Noranda in the 1980’s, which intersected 100 feet of well-mineralized quartz-feldspar porphyry. Drill logs exist, yet Noranda never published assay values, which was a common practice by the company at that time.

Present Operations

The Hotstone Property has no known reserves and the proposed program will be an exploration program.

We have not undertaken any work on the property having acquired the claims on October 6, 2010.    Our Vice-President of Exploration, David Gibson, will be preparing a proposed initial exploration program on the Hotstone which we expect to have prior to December 31, 2012.  Commencement of the program will depend on our ability to raise the required funds.

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

Corporate Operations

All corporate operations are undertaken from the home office of our President, in Alberta, Canada.  The fees for rent, telephone and management are all inclusive in the management fee paid to Ox Financial Corp., the company which provides services under a management agreement and is owned by our President.

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

Overview

As a natural resource exploration company, our focus is to locate prospective properties that may host mineral reserves that could eventually be put into mining production.  With this in mind, based on the lack of current properties at the end of the reporting period, we have, subsequent to the end of the reporting period, entered into option agreements in respect to the Hotstone and Santa Rita properties.  We do not presently have  any employees,  we currently use outside consulting for part-time clerical and administrative assistance and preparation of financial information on an as-needed basis.  We have a consulting contract with Ox Financial, a private company of which our Chief Executive Officer and Chief Financial Officer is the sole shareholder.  The contract was for a two year period commencing November 2008 and verbally extended on a month to month basis from November 30, 2010.  Under the contract, Mr. Bucci provides management services to the Company.   Additional outside advisors, attorneys or consultants are used if they can be obtained for a minimal cost or on a deferred payment basis.  The majority of the fees from consultants and Ox Financial for fiscal 2010 were settled by way of a debt settlement undertaken subsequent to the period covered by this report.

As of the date of this filing,  and for the next twelve months we will require approximately $2,500,000 for operations and to fund the obligations under our current option agreement on Hotstone.  From the $2,500,000 we expect to spend approximately $1,000,000 for corporate operations, including management fees, legal and audit fees, filing fees, sourcing of new property acquisitions and general administration.  The remaining $1,500,000 will be spent as follows for exploration on Hotstone.

We will be required to raise the $2,500,000 to meet all of our planned operations over the next twelve months.  We may not be able to raise additional funds as required for our planned operations and therefore we may be unable to meet our ongoing obligations.

Should Royal and/or Litoral default on the commitments then Coastal would be required to find the funding or would lose its rights and interest which is not yet earned to the property.

If we cannot raise such funds then we will be unable to meet our commitments for the next twelve months.  We risk losing the properties if we cannot raise the additional funding required.

Results of Operations for Fiscal Years Ended April 30, 2011, 2010, and 2009.

From formation on March 27, 2007, we have concentrated on formative activities, entering into option / joint venture agreements, and actively evaluating other prospects for expanding our portfolio of agreements.

Net losses for the period ending April 30, 2011 were  $2,987,687 (2010 - $210,191 and 2009 - $140,425) and relate mainly to an impairment on mineral properties of $933,330 as compared to no impairments for  fiscal 2010 and 2009, exploration expenditures of $204,203 ($47,000 – 2010 and $1,906 – 2009), professional fees of $115,660 ($12,724 – 2010 and $24,303 – 2009) management fees for fiscal 2011 of $120,000  ($120,000 – 2010 and $60,000 - 2009) and administrative expenses of $115,532 ($26,476 – 2010 and $47,810 – 2009).  The increase in professional, management fees and administrative expenses resulted mainly from mineral claims acquisitions, as compared to minimal operations in prior years.  The impairment of mineral properties and expenditures increasing was due to increased activity on our properties.

There have been no material foreign currency translation adjustments since our inception.

We did not earn any revenues during fiscal years 2011, 2010, or 2009.  We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties.  We can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

Liquidity and Capital Resources

At April 30, 2011, our total current assets of $373,423 (2010 - $2,108; 2009 - $3,702) were less than our current liabilities of $1,290,858 (2010 - $269,729; 2009 - $108,132).  The increase in our liabilities in fiscal 2011 over 2010 and 2009 related mainly to convertible notes and warrants negotiated in 2011 which increased our liabilities by $1,057,278, as well as short term loans negotiated totaling $123,626.

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

Subsequent to the fiscal year ended 2011, we have negotiated the settlement of $1,000,000 in promissory notes in agreements to assign a portion of our interest in the Santa Rita mining concessions.

We will be required to raise a minimum of $2,500,000 over the next twelve months to meet all of our cash requirements. We currently have sufficient capital to meet our commitments.   We currently have approximately $187,000 in our bank account however we currently do not have access to that capital.

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

Contractual Obligations

This table does not include our obligations under our mining options, as the agreements are option agreements which have either been assigned to others to meet the obligations and the Company while bound by these agreements in order to earn is not contractual obligated to expend the funds as they have the right to terminate the option at their election.  The payment requirements under the option agreement are disclosed in this annual report.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS, as at April 30, 2011
	Payments Due by Period
Contractual Obligations	Total $	Less than 1 year $	1-3 years $	3-5 years $	More than 5 years $
Convertible Notes (1)	1,000,000	1,000,000	0	0	0
	1,000,000	1,000,000	0	0	0
(1) This obligation was settled subsequent to April 30, 2011 and the Company has no further long term contractual debt obligations on its balance sheet.

ITEM 6.                DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

Directors and Senior Management

All of our directors hold office until the next annual general meeting of the shareholders or until their successors are elected and qualified. Our officers are appointed by our board of directors and hold office until their earlier death, retirement, resignation or removal. Our directors and executive officers, and positions held are as follows:

Name	Position	Date Elected
Joseph Bucci 927 Drury Avenue NE Calgary, AB T2E 0M3	Director	June 15, 2010
Joseph Bucci 927 Drury Avenue NE Calgary, AB T2E 0M3	Chief Executive Officer, President, Secretary	August 26, 2010
David Gibson 258 Mount Douglas Circle SE Calgary, AB T2Z 3N9	Director	August 27, 2010
David Gibson 258 Mount Douglas Circle SE Calgary, AB T2Z 3N9	Vice-President Exploration	August 27, 2010
Richard Thomas Walker 2601 42nd Avenue South Cranbrook, B.C. V1C 7H3	Director, Chief Geologist	January 20, 2011

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

Richard Walker

Mr. Walker is an experienced consulting geologist and has operated his own private consulting firm since 1996 with extensive field experience and proven organizational / management ability, having completed contracts with the Department of Indian and Northern Affairs (NWT) and the Geological Survey of Canada, as well as considerable experience with junior to major resources companies active in Canada, the US and South America.  Mr. Walker has managed exploration programs for a diverse suite of possible commodities in a wide variety of settings. Experience in exploration programs for precious metals (predominantly gold), base metals (copper, lead, molybdenum and zinc), as well as industrial minerals (graphite, mica, dimension stone).  Additional major qualifications include:

•	Qualified Person under National Instrument 43-101

•	M.Sc. in geology with an emphasis in Structural Geology (1989)

•	Professional geologist registered with APEGBC (P.Geo.)

•	Over twenty years geological mapping experience in BC, AB, NWT, YT, NB, Montana and Brazil

•	Industry member of committee to develop first edition of B.C.’s Mineral Exploration Code

•	Past-President of the East Kootenay Chamber of Mines (EKCM) 1994 - 2006

•	Director of the BC and Yukon Chamber of Mines (now AMEBC) February, 1999 - 2004

•	Fellow of the Society of Economic Geologists (SEG)

•	President of Dynamic Exploration Ltd since 1996

We currently have three directors and two officers, and have no employees upon whose work we are dependent.  There are no family relationships among our officers, directors, or persons nominated for such positions.  We have no arrangements or understandings with any major shareholder, customer, supplier, or others, regarding our officers and directors being selected.

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

Compensation

None of our officers or directors have received or earned any compensation or bonus for services rendered as directors and officers for the fiscal year 2011. Mr. Bucci is not, as of the date of this report, receiving compensation for his officer or director roles, on top of the compensation received through the consulting agreement with Ox Financial, as is disclosed above.  Mr. Gibson is also not, as of the date of this report, receiving compensation for his role as officer or director.  Mr. Gibson has received a total of  $100,000 from the Company under the Hotstone Option Agreement.

During fiscal 2011, we maintained directors and officers insurance for our executive officers and directors. We do not currently have any long-term compensation plansor profit sharing plans.  We did not set aside or accrue any amounts to provide pension, retirement, or similar benefits.   We do have stock option plans in which our directors and officers participate.

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

Employees

As of the date of this annual report, we have no direct employees, nor have we had any since inception.  All of our operations are carried out by our officers and directors on a part-time basis, together with Ox Financial who works full time on the business of the Company, and is owned by an officer and director of the Company.   There has been no salary or cash compensation paid, earned, or accrued to any of the officers and directors for their services as officers and directors and there are no plans to pay, earn, or accrue any compensation until such time as we have sufficient capital and/or revenues to do so, of which there is no assurance.  We have retained outside accounting and consulting for all accounting and required regulatory filings.  These consultants are compensated on an hourly basis for their work.

Share Ownership

The following table sets forth information, as of November 1, 2011, with respect to the beneficial ownership of the Company’s Common Stock by each person known by the Company to be the beneficial owner of more than 5% of the outstanding common stock. Information is also provided regarding beneficial ownership of common stock if all outstanding options, warrants, rights and conversion privileges (to which the applicable 5% stockholders have the right to exercise in the next 60 days) are exercised and additional shares of common stock are issued.

Beneficial Owner	Shares	Percent of total issued (1)
Joseph Bucci	96,206,960(2) held indirectly, which includes 4,000,000 incentive stock options	41.65%
David Gibson	5,000,000 held directly, which includes 4,000,000 incentive stock options	2.16%
Richard Walker	4,000,000 incentive stock options held directly	1.73%
All executive officers and directors as a group (3 persons)	105,206,960	44.02%

(1)
Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. All shares of common stock subject to options or warrants exercisable within 60 days of November 1, 2011 are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding beneficially owned for the purpose of computing the percentage ownership of any other person. Subject to the paragraph above, the percentage ownership of outstanding shares is based on 226,976,985 shares of common stock outstanding as of November, 2011.

(2)	Mr. Joseph Bucci is the sole owner of Ox Financial and as such has the sole voting and dispositive power over the shares owned by that entity.

On June 10, 2009, the Board of Directors, approved the Company’s 2009 stock option plan, for 5,000,000 options.   On October 22, 2011, the Board of Directors approved the Company’s 2011 stock option plan for 22,000,000 incentive stock options, to be granted to our directors, officers, employees and/or consultants, with the option prices, vesting and other terms to be determined upon grant by the administrator(s) thereof.     A total of 16,000,000 stock options have been granted under the plan to vest immediately, of which 12,000,000 were granted to each of the officers and directors as disclosed above and 4,000,000 were granted to a consultant of the Company, leaving a total of 6,000,000 stock options yet to be granted under the 2011 plan.

ITEM 7.        MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Major Stockholders

The following table sets forth certain information, as of November 1, 2011, concerning the ownership of our common shares by each person who, to the best of our knowledge, beneficially owned on that date more than 5% of our outstanding common shares.

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

Beneficial Owner	Common Shares	Percent of total issued (1)
Ox Financial Corp.	96,206,960(2)	41.65%
(1) Based on 238,976,985 common shares issued and outstanding on November 1, 2011.
       (2) 92,206,960 shares are held by Ox Financial and 4,000,000 incentive stock options held in the name of Joseph Bucci, the sole beneficial owner of Ox Financial Corp.

On June 16, 2010, we entered into a debt settlement agreement with Ox Financial Corp.  Pursuant to the settlement of debt, the Company issued a total of 92,206,960 shares of the Company, or 41.02% of the then total issued and outstanding shares at the time of the issuance to Ox Financial Corp. to settle US$184,413.92 of debt.  This settlement to Ox Financial Corp. resulted in a change in control of the Company.  Mr. Bucci, a director and officer of the Company, is the sole shareholder of Ox Financial Corp.

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

As at November 1, 2011, the Company is able to determine that there are two registered holders of our common stock in the host country, representing 50.1% of our issued and outstanding common stock.  One of the registered holders of our common stock is Cede & Company, a company that operates as a depository company and holds the shares as nominee on behalf of brokerage firms, mutual funds, and other active traders. We do not have any information on how many shareholders may be represented by the 113,765,825shares held by Cede & Company.

There are no arrangements in place that are known to the Company which may at a subsequent date result in a change in control of the Company.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction during the years ended April 30, 2011, and up to and including the filing of this annual report, except as noted below.

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

On November 1, 2008 we entered into a management service agreement with Ox Financial Corp. for $10,000 per month.   Ox Financial Corp. is a company controlled by a controlling stockholder, director and officer of the Company.  The term of this Agreement is for a period of two years from November 1, 2008.  Subsequent to our year end, on June 15, 2010, we entered into a debt settlement agreement with Ox Financial Corp. and settled $190,000, representing amounts accrued under the contract to that date, by way of the issuance of shares of common stock.   The contract with the Company expired on November 1, 2010, and was verbally renewed on a month to month basis.

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

On November 1, 2008, we entered into a two year management service agreement payable at $10,000 monthly with Ox Financial Corp., a company controlled  by a director and officer of the Company. During the fiscal year ended April 30, 2011, we incurred $120,000 (2010 - $120,000)  (2009 -$60,000) in management fees under this agreement and $27,473 for expenses.  The Company made cash payments of $117,112 and settled a total of $190,000 by way of a debt settlement described above.  As at April 30, 2011 the amount of  $10,361 was owing to Ox Financial Corp.

On October 6, 2010,  we entered into a commitment in respect to the Hotstone Property, with David L. Gibson, the optionor, whereby we are required to fund a total of $1,600,000 of which $1,500,000 is by way exploration costs.  On March 29, 2011 we amended the option agreement to extend the exploration expenditures of $1,500,000 to  December 31, 2012.  We have paid the  $100,000 payable to the optionor and issued the 1,000,000 shares of our common stock which were payable upon the signing of the agreement.  Mr. Gibson is an officer and director of the Company.

Interests of Experts and Counsel

Not required.

ITEM 8.        FINANCIAL INFORMATION

Financial Statements and Other Financial Information

The required audited financial statements are provided at the end of this report starting on Page F-1.

Significant Changes

Other than as disclosed herein, no significant change has occurred in our financial statements since the fiscal year ended April 30, 2011.

ITEM 9.       THE OFFER AND LISTING

Stock Price History

Our common stock is quoted for trading on the OTC Markets - PK under the symbol "CPMCF".  Our common stock was approved for quotation on October 7, 2008 with no trades prior to that date.  We have no other classes of stock quoted on any markets. All prices are reflective of stock splits that have occurred through to the date of this report.

Following are the annual high and low market prices for our common stock presented for the noted fiscal years.

Period	High $	Low $
Fiscal Year 2008 (May 07 – Apr 08)	n/a	n/a
Fiscal Year 2009 (May 08 – Apr 09)	0.17	0.002
Fiscal Year 2010 (May 09 – Apr 10)	0.22	0.0008
Fiscal Year 2011 (May 10 – Apr 11)	0.51	0.0031

Following are the high and low market prices for our common stock presented for each full financial quarter for the two most recent fiscal years and subsequent periods.

Period	High $	Low $
May 2009 to July 2009	0.22	0.04
August 2009 to October 2009	0.15	0.02
November 2009 to January 2010	0.04	0.02
February 2010 to April 2010	0.04	0.0008
May 2010 to July 2010	0.20	0.0031
August 2010 to October 2010	0.329	0.03
November 2010 to January 2011	0.51	0.055
February 2011 to April 2011	0.08	0.03

Following are the high and low market prices for each of the most recent full six months.

Month	High $	Low $
May 2011	0.031	0.024
June 2011	0.049	0.024
July 2011	0.033	0.028
August 2011	0.029	0.024
September 2011	0.029	0.024
October 2011	0.027	0.02

Markets

Our common stock is quoted for trading on the OTC Markets - PK under the symbol "CPMCF".  Our common stock was approved for quotation on October 7, 2008.  We have no other classes of stock quoted on any markets.

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

Passive Foreign Investment Corporation

We do not believe that we are a passive foreign investment corporation (a "PFIC") because we have realized no income, domestic or foreign.  However, since PFIC status depends upon the composition of a company’s income and assets and the market value of its assets and stock from time to time, there is no assurance that we will not be considered a PFIC for any taxable year.  If we were treated as a PFIC for any taxable year during which a U.S. Holder held stock, certain adverse tax consequences could apply to the U.S. Holder.If we are treated as a PFIC for any taxable year, gains recognized by such U.S. Holder on a sale or other disposition of stock would be allocated ratably over the U.S. Holder’s holding period for the stock.  The amount allocated to the taxable year of the sale or other exchange and to any year before we became a PFIC would be taxed as ordinary income.  The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as applicable, and an interest charge would be imposed on the amount allocated to such taxable year.  Further, any distribution in respect of stock in excess of 125% of the average of the annual distributions on stock received by the U.S. Holder during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation as described above.  Certain elections may be available to U.S. Holders that may mitigate some of the adverse consequences resulting from PFIC status.  However, regardless of whether such elections are made, dividends paid by a PFIC will not be "qualified dividend income" and will generally be taxed at the higher rates applicable to other items of ordinary income.

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

PART II

ITEM 13.             DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

The Company defaulted on its commitments to repay $1,000,000 in convertible promissory notes, plus accrued interest thereon which were due and payable on May 4, 2011.  On August 1, 2011 the Company received a notice of default from the noteholder.    The Company and the noteholder negotiated a settlement under which the notes plus all accrued interest were forgiven in exchange for the Company assigning ninety percent of its interest in and to the Santa Rita mining concessions.  Pursuant to the assignment of interest, the noteholder agreed to pay to the Company $50,000 and to issue a total of 75,679,000 shares of the noteholder and to assume all obligations under the amended mining option agreement, which obligations totaled approximately $2,400,000 at the time of the assignment.

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

ITEM 15T.           CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Principal Executive Officer who is also our Principal Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e).  Based upon this evaluation, he concluded that, as of April 30, 2011, because of the material weakness in our internal control over financial reporting (“ICFR”) described below, our disclosure controls and procedures were not effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2011.  In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.   Based on its assessment, management concluded that, as of April 30, 2011, the Company’s internal control over financial reporting was not effective and that material weaknesses in ICFR existed as more fully described below.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected.  In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses as of April 30, 2011:

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

Changes in Internal Control over Financial Reporting

As of April 30, 2011, management assessed the effectiveness of our internal control over financial reporting and based on that evaluation, they concluded that during the year ended April 30, 2011 and to date, the internal controls and procedures were not effective due to deficiencies that existed in the design or operation of our internal controls over financial reporting.  However, management believes these weaknesses did not have an effect on our financial results.  During the course of the evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

Due to a lack of financial and personnel resources, we are not able to, and do not intend to, immediately take any action to remediate these material weaknesses.  We will not be able to do so until, if ever, we acquire sufficient financing and staff to do so.   We will implement further controls as circumstances, cash flow, and working capital permit.  Notwithstanding the assessment that our ICFR was not effective and that there were material weaknesses as identified in this report, we believe that our financial statements contained in our Annual Report on Form 20-F for the fiscal year ended April 30, 2011, fairly presents our financial position, results of operations and cash flows for the years covered thereby in all material respects.

Management believes that the material weaknesses set forth above were the result of the scale of our operations and are intrinsic to our small size.   Management believes these weaknesses did not have an effect on our financial results.We are committed to improving our financial organization.   As part of this commitment, we will, as soon as funds are available to the Company (1) appoint outside directors to our board of directors sufficient to form an audit committee who will undertake the oversight in the establishment and monitoring of required internal controls and procedures; (2) create a position to segregate duties consistent with control objectives and to increase our personnel resources.  We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements as necessary and as funds allow.

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

There were no changes in our internal control over financial reporting during the year ended fiscal April 30, 2011, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent auditors for the fiscal years ended April 30, 2011, 2010 and 2009 were Child, Van Wagoner & Bradshaw, PLLC of Salt Lake City, Utah.

Audit Fees

The fees billed by Child, Van Wagoner & Bradshaw, PLLC for professional services rendered for the audit of our annual financial statements for the fiscal years ended April 30, 2011 was $9,000 and for 2010 $7,500, and for 2009 was $6,500.

Audit Related Fees

The fees billed for assurance and related services by Child, Van Wagoner & Bradshaw, PLLC relating to the performance of the audit or review of our financial statements for the fiscal years ended April 30, 2011 April 30, 2010 and 2009, which are not reported under the heading "Audit Fees" above, were Nil.

Tax Fees

For the fiscal years ended April 30, 2011, 2010 and 2009, the aggregate fees billed for tax compliance, tax advice and tax planning by Child, Van Wagoner & Bradshaw, PLLC were Nil.

All Other Fees

For the fiscal year ended April 30, 2011, we paid the amount of $2,160 for review fees related to our prospectus filing on Form F-1.   For the fiscal years ended April 30 2010 and 2009, the aggregate fees billed by Child, Van Wagoner & Bradshaw, PLLC as applicable, for products and services, other than the services set out above, were Nil.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G. CORPORATE GOVERANCE

Not applicable.

PART III

ITEM 17.              FINANCIAL STATEMENTS

Our audited financial statements for the fiscal years ended April 30, 2011, 2010 and 2009 are provided herein starting on page F-1.

COASTAL PACIFIC MINING CORP.
FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (MARCH 27, 2007) TO
FISCAL YEAR END APRIL 30, 2011

REPORTED IN CANADIAN DOLLARS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Officers and Directors
Coastal Pacific Mining Corp.

We have audited the accompanying balance sheets of Coastal Pacific Mining Corp. (the Company)  as of April 30, 2011, 2010 and 2009, and the related statements of operations, statements of stockholders’ equity (deficit), and cash flows for the years ended April 30, 2011, 2010 and 2009, and for the period from inception (March 27, 2007) to April 30, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these  financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Pacific Mining Corp. as of April 30, 2011, 2010 and 2009,   and the results of its operations and its cash flows for the years ended April 30, 2011, 2010 and 2009, and for the period from inception (March 27, 2007) to April 30, 2011, in conformity with accounting principles generally accepted in the United States of America.

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

/s/Child, Van Wagoner  & Bradshaw, PLLC
Salt Lake City, Utah
November 12, 2011

COASTAL PACIFIC MINING CORP.
 (An Exploration Stage Company)
Balance Sheets
REPORTED IN CANADIAN DOLLARS

	Fiscal Year Ended April 30, 2011	Fiscal Year ended April 30, 2010	Fiscal Year ended April 30, 2009

ASSETS
Current
Cash	$313,587	$-	$2,415
Prepaid expense	49,320	-	-
Other receivables	10,516	2,108	1,287
Total Current Assets	373,423	2,108	3,702

TOTAL ASSETS	$373,423	$2,108	$3,702

LIABILITIES
Current Liabilities
Account overdraft	$-	$7	$-
Accounts payable	84,676	40,156	11,037
Accounts payable – related parties	25,278	170,612	50,000
Convertible notes, net of discount	929,025	-	-
Warrant derivative liability	128,253	-	-
Short term loan	-	12,705	-
Short term loan – related parties	123,626	46,249	47,095
	1,290,858	269,729	108,132

Total Liabilities	1,290,858	269,729	108,132

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock An unlimited number of common shares with no par value. Issued and outstanding 226,976,985 shares as at April 30, 2011, 90,875,000 as at April 30, 2010 , and 89,500,000 as at April 30, 2009	1,561,873	224,400	177,400
Additional paid in capital	1,000,400	-	-
Accumulated deficit	(3,479,708)	(492,021)	(281,830)
Total Stockholders’ Equity (Deficit)	(917,435)	(267,621)	(104,430)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$373,423	$2,108	$3,702

See accompanying notes.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
Statements of Operations
REPORTED IN CANADIAN DOLLARS

	Fiscal Year ended April 30,			From Inception (March 27, 2007) to
	2011	2010	2009	April 30, 2011

Revenues	$-	$-	$-	$-

Operating Expenses
Exploration expenses	204,203	47,000	1,906	268,619
Impairment on mineral property	933,330	-	-	933,330
Management fees	120,000	120,000	60,000	300,000
Professional fees	115,660	12,724	24,303	165,926
Administrative expenses	115,532	26,476	47,810	289,873
	1,488,725	206,200	134,019	1,957,748

Income (Loss) from Operations	(1,488,725)	(206,200)	(134,019)	(1,957,748)

Interest expense	(2,611,467)	(4,068)	(6,413)	(2,634,561)
Loss on debt settlement	(367,357)	-	-	(367,357)
Change in derivative liability	1,505,257	-	-	1,505,257
Foreign currency transaction gain (loss)	(25,395)	77	7	(25,299)
Net Income (Loss)	$(2,987,687)	$(210,191)	$(140,425)	$(3,479,708)

Net Income (Loss) per Share	$(0.014)	$(0.00)	$(0.00)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	208,658,927	90,672,603	89,500,000

See accompanying notes.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
Statements of Stockholders’ Equity (Deficit)
REPORTED IN CANADIAN DOLLARS

	Common Stock		Additional		Total Stockholders’ Equity
	Shares	Amount	Paid in Capital	Accumulated Deficit	(Deficit)

Balance at March 27, 2007 (Date of Inception)	-	$-	-	$-	$-
Issuance of common stock at no par value	12,400,000	12,400	-	-	12,400
Issuance of common stock at no par value in connection with 2-for-1 stock split	12,400,000	-	-	-	-
Issuance of common stock at no par value in connection with 2.5-for-1 stock split	37,200,000	-	-	-	-
Net loss for the period	-	-	-	(42,609)	(42,609)
Balance at April 30, 2007	62,000,000	12,400	-	(42,609)	(30,209)
Issuance of common stock at no par value	5,500,000	165,000	-	-	165,000
Issuance of common stock at no par value in connection with 2-for-1 stock split	5,500,000	-	-	-	-
Issuance of common stock at no par value in connection with 2.5-for-1 stock split	16,500,000	-	-	-	-
Net loss for the period	-	-	-	(98,796)	(98,796)
Balance at April 30, 2008	89,500,000	177,400	-	(141,405)	35,995
Net loss for the period	-	-	-	(140,425)	(140,425)
Balance at April 30, 2009	89,500,000	177,400	-	(281,830)	(104,430)
Issuance of common stock at no par value	1,375,000	47,000	-	-	47,000
Net loss for the period	-	-	-	(210,191)	(210,191)
Balance at April 30, 2010	90,875,000	224,400	-	(492,021)	(267,621)
Shares issued to mineral option agreements	2,000,000	683,330	-	-	683,330
Shares issued to debt settlement	133,901,985	645,343	-	-	645,343
Shares issued for services	200,000	8,800	-	-	8,800
Convertible discount	-	-	1,000,400	-	1,000,400
Net loss for the period	-	-	-	(2,987,687)	(2,987,687)
Balance at April 30, 2011	226,976,985	$1,561,873	$1,000,400	$(3,479,708)	$(917,435)

See accompanying notes.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
Statements of Cash Flows
REPORTED IN CANADIAN DOLLARS
	Fiscal Year Ended April 30,			From Inception (March 27,
	2011	2010	2009	2007) to April 30, 2011
Cash flow used in operating activities
Net loss for the period	$(2,987,687)	$(210,191)	$(140,425)	$(3,479,708)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock issued for mineral property claim cost	-	47,000	-	47,000
Non-cash interest expense – warrants	1,633,510	-	-	1,633,510
Impairment on mineral property	933,330	-	-	933,330
Accrued interest expenses	48,962	4,068	-	53,030
Loss on debt settlement	367,357	-	-	367,357
Discount on convertible notes	929,025	-	-	929,025
Change in derivative liability	(1,505,257)	-	-	(1,505,257)
Shares issuance for services fee	8,800	-	-	8,800
Changes in operating assets:
Prepaid expenses	(49,320)	-	-	(49,320)
Other receivable	(8,408)	(821)	(825)	(10,516)
Accounts Payable Related Party	25,278	120,612	-	195,890
Accounts Payable	43,978	29,119	55,528	84,134
Net cash used in operating activities	(560,432)	(10,213)	(85,722)	(792,725)

Cash flow provided (required) by investing activities
Purchase on mineral property	(250,000)	-	-	(250,000)
Net cash provided (required) by financing activities	(250,000)	-	-	(250,000)

Cash flow provided (required) by financing activities
Bank overdraft	(7)	7	-	-
Proceeds from related party loan	123,626	-	4,914	254,308
Repayments to related parties loan	-	(4,914)	(83,587)	(88,501)
Proceeds from convertible notes	950,020	-	-	950,020
Proceeds from short term loan	-	12,705	-	12,705
Stock issued for cash	-	-	-	177,400
Net cash provided (required) by financing activities	1,073,639	7,798	(78,673)	1,305,932

Foreign change on cash	50,380	-	-	50,380

Cash Increase (Decrease)	313,587	(2,415)	(164,395)	313,587

Cash, Beginning of period	-	2,415	166,810	-

Cash, End of period	$313,587	$-	$2,415	$313,587

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$17,521	$17,521
Income taxes	$-	$-	$-	$-

Supplemental disclosure of non-cash transactions:
Shares issuance for settlement of accounts payable – related parties	$190,268	$-	$-	$190,268
Shares issuance for settlement of accounts payable	27,908	-	-	27,908
Shares issuance for settlement of loan	12,704	-	-	12,704
Shares issuance for settlement of loan – related parties	47,106	-	-	47,106
	$277,986	$-	$-	$277,986
See accompanying notes.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2011
REPORTED IN CANADIAN DOLLARS

1.	Basis of presentation and Continuance of Operations

The Company was incorporated in the Province of Alberta, Canada on March 27, 2007.  The Company is an Exploration Stage Company as defined by ASC Topic 915.  These financial statements have been prepared on a going concern basis.  We have incurred losses since inception resulting in an accumulated deficit of $3,479,708 and further losses are anticipated in the development of our business raising substantial doubt about our ability to continue as a going concern.  Our ability to continue as a going concern is dependent upon the ability of us being able to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due.  Management intends to address the going concern issue by funding future operations through the sale of equity capital and by director loans, if needed.

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

    c)           Mineral Property Costs

Mineral property acquisition costs are initially capitalized when incurred. These costs are then assessed for impairment when factors are present to indicate the carrying costs may not be recoverable. Mineral exploration costs are expensed when incurred.

    d)           The fair Value of Financial Instruments

The carrying value of cash and prepaid expenses approximate their fair value because of the short-term maturity of these instruments.  Our operations are in Canada and primary operations are carried out in the functional currency of Canada.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2011
REPORTED IN CANADIAN DOLLARS

2.           Summary of Significant Accounting Policies (continued)

    e) Impairment of Long-lived Assets

The Company reviews and evaluates long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The assets are subject to impairment consideration under ASC 360-10-35-17 if events or circumstances indicate that their carrying amounts might not be recoverable. When the Company determines that an impairment analysis should be done, the analysis will be performed using rules of ASC 930-360-35, Asset Impairment, and 360-10-15-3 through 15-5, Impairment or Disposal of Long-Lived Assets.

    f)           Foreign Currency Translation

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

    g)           Income Taxes

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

    h)           Basic and Diluted Net Income (Loss) Per Share

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

    i)           Recently Issued Accounting Pronouncements

The Company does not expect that the adoption of any recent accounting pronouncements will have a material impact on its financial statements.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2011
REPORTED IN CANADIAN DOLLARS

3.           Income Taxes

We have losses carried forward of approximately $3,479,700, which expire starting 2027.

4.           Acquisition of Mineral Claim

a.)	Hotstone Property:

On October 6, 2010, we entered into an Option Agreement (the “Agreement”) to earn a 50% undivided interest in a gold exploration property, known as the Hotstone property. The Hotstone property is comprised of a 5 claim unit totaling approximately 120 hectares within the Greenlaw Township, located 50 km southeast of Chapleau, Ontario, and 130 km west-southwest of Timmins, Ontario, Canada. Under the terms of the Agreement, the Company is required to:

1.	A total of $100,000 cash payments were made in November 2010 and March 2011;
2.	1,000,000 restricted shares of common stock were issued upon execution of the agreement;
3.
Within six (6) months from the execution of this Agreement, raise 1.5 million dollars, to be expended upon the property in the form of a work program to be agreed upon by the parties to this Agreement and to be conducted by the Operator.

In respect of the above Option Agreement the Company has recorded acquisition costs totaling $263,232.

b.)	Santa Rita mining concessions:

On October 30, 2010, the Company entered into an Option Agreement with Hans Peter Flueck to earn a 50% undivided interest in the Santa Rita mining concessions.   Under the terms of the agreement the Company is required to:

1.	Make cash payments of $500,000 over a two-year period

a.	Initial cash payment of $50,000 which was paid during November 2010;
b.	A further payment of $100,000 which was paid during December 2010;
c.	A further cash payment of $175,000 will be required on November 1, 2011;
d.	Final cash payment of $175,000 will be required on November 1, 2012.

2.	Issue a total of 5,000,000 shares of the Company’s common stock over a two-year period

a.	1,000,000 shares of common stock were issued upon execution of the agreement;
b.	A total of 2,000,000 shares of common stock will be required twelve (12) months from the Effective Date of this Agreement
c.	A total of 2,000,000 shares of common stock will be required in twenty-four (24) months from the Effective Date of this Agreement.

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

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2011
REPORTED IN CANADIAN DOLLARS

4.	Acquisition of Mineral Claim (continued)

b.)	Santa Rita mining concessions:

As of April 30, 2011, a total of $204,203 has been expended on exploration and claim maintenance activities and the Company has recorded acquisition costs totaling $670,098.
As at April 30, 2011 the Company has tested its cumulative acquisition costs in the amount of $933,330 for indications of impairment.  Our tests included evaluation of the following factors:
(1) Does the Company currently have cash flow and/or does the Company expect cash flow in the immediate future;
(2) Are there existing reserves which have been valued by a third party valuation and on which value we can conduct a future discounted cash flow analysis;
(3) Have we previously monetized any mineral assets;
(4) Do we presently have resources on hand to allow us to conduct our business plan as stated.

Upon completion of our evaluation Management has determined the assets evaluated fail the impairment test.  With no existing or immediately anticipated cash flows, no prior history of successful mineral operations from which to support current asset value and insufficient resources to undertake our presently proposed operations, we have determined to fully impair the asset acquisition costs in the amount of $933,330.

5.           Convertible notes and warrant liabilities

On November 4, 2010, Coastal Pacific Mining Corp. (“Coastal” or the “Company”) entered into Stock Purchase Agreements (the “Purchase Agreements”) with four independent investors (the “Investors”) who collectively purchased USD$1,000,000 in convertible notes issued by the Company pursuant to an offering conducted by the Company (the “Offering”).  The Purchase Agreements provided for the purchase by the Investors of a total of 2,857,143 shares of the Company’s Common Stock at a price of USD$0.35 per share, or for an aggregate purchase price of USD$1,000,000 (the “Shares”).  In addition to the Shares, the Company also agreed to issue Warrants to purchase 4,285,714 shares of the Company’s Common Stock at an exercise price of USD$0.40 per share for 1,428,571 Class A Warrants and at an exercise price of USD$0.50 per share for the remaining 2,857,143 Class B Warrants.  Each of the Warrants has a five year term.   The Warrants cannot be exercised within six (6) months of closing and thereafter a total of 25% combining Class A and Class B warrants can be exercised for the following six months, at the end of twelve (12) months from closing all Class A and Class B warrants become exercisable.

The Company accounted for the conversion options embedded in the Purchase Agreements in accordance with “Accounting for Derivative Instruments and Hedging Activities”, FASB ASC 815-10, and “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, FASB ASC 815-40. FASB ASC 815-10 generally requires companies to bifurcate conversion options embedded in convertible notes from their host instruments and to account for them as free standing derivative financial instruments in accordance with FASB ASC 815-40. FASB ASC 815-40 states that if the conversion option requires net cash settlement in the event of circumstances that are not solely within the Company’s control, then the notes should be classified as a liability measured at fair value on the balance sheet. The Company recorded an initial discount of $1,000,040 (USD$1,000,000), equal to the face value of the convertible notes, which is being amortized over the life of the notes through their maturity dates. During the fiscal year ended April 30, 2011, $ 929,025 (USD$977,901) was amortized and recorded as interest expense.

The Company recorded the liability for the warrants at a fair value of $1,633,510 on November 4, 2010, based upon a Black-Scholes calculation. The warrant liability was marked-to-market and an amount of $1,633,510 was debited to expense in a manner similar to the conversion feature at each reporting date until all the criteria for permanent equity were met. At April 30, 2011, the revised fair-market valuation of the warrant liability was calculated at $128,253, resulting in a credit on the Statements of Operations for the fiscal year ended April 30, 2011 of $1,505,257.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2011
REPORTED IN CANADIAN DOLLARS

5.           Convertible notes and warrant liabilities (continued)

The warrant liability was valued at April 30, 2011 and November 4, 2010 using the Black-Scholes valuation model with the following assumptions:

	Inception		April 30, 2011
Warrants to purchase common stock:	CLASS A Warrant Derivate	CLASS B Warrant Derivate	CLASS A Warrant Derivate	CLASS B Warrant Derivate
Strike price	$0.40	$0.50	$0.40	$0.50
Volatility	596.03%	596.03%	480.18%	480.18%
Term (years)	5	5	5	5
Risk-free rate	1.04%	1.04%	$1..04	1.04%
Dividends	-	-	-	-

During the fiscal year ended April 30, 2011, the Company accrued interest in the amount of $48,449. The Company did not make any cash payments to the principal and accrued interest, leaving $929,025 (USD$977,901) on the balance sheets – convertible notes, net of discount and $48,449 on the balance sheets – accounts payable.

6.           Stockholders’ Equity

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

During the fiscal year ended April 30, 2011, the Company issued a total of 2,000,000 common shares related to certain mineral properties optioned by the Company. (Ref – Note 4).

During the fiscal year ended April 30, 2011, the Company issued a total of 133,901,985 common shares related to certain debt settlement agreements with various creditors at a deemed price of USD$0.005 per common share. Due to the market value on the settlement date being higher than the deemed price, the Company recorded $367,357 of loss on debt extinguishment.

During the fiscal year ended April 30, 2011, the Company issued a total of 200,000 common shares to a consulting company.

As at the fiscal year ended April 30, 2011, we had a total of 226,976,985 shares of common stock issued and outstanding.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2011
REPORTED IN CANADIAN DOLLARS

7.           Related Party Transactions

    a)           Acquisition of Mineral Claim

On October 6, 2010, we entered into an Option Agreement (the “Agreement”), amended on March 29, 2011, to earn a 50% undivided interest in a gold exploration property, known as the Hotstone property. The Hotstone property is comprised of a 5 claim unit totaling approximately 120 hectares within the Greenlaw Township, located 50 km southeast of Chapleau, Ontario, and 130 km west-southwest of Timmins, Ontario, Canada. Mr. David L. Gibson, a director and officer of the Company was the optionor of the Hotstone property. Under the terms of the Agreement, Mr. Gibson received $100,000 in cash and 1,000,000 restricted shares of common stock. (refer Note – 4)

    b)           Loan agreement

On March 27, 2007, we entered into a loan agreement with 961266 Alberta Inc. (the “Lender”), a stockholder of the Company, for $125,000.  The term of the loan was for 24 months, with interest to accrue over the term of the loan at a rate of 10% per annum, payable in full on March 27, 2009.  Subsequent to April 30, 2007, the Company received instructions from the Lender to convert a total of $12,400 in loan proceeds to share subscriptions for a total of 12,400,000 shares of the Company’s common stock at $0.001 per share.  The Company repaid an amount of $90,000 to reduce the principal amount and the accrued interest in fiscal year 2009.  The Company did not make any cash payments in fiscal year ended April 30, 2010, leaving the amount of $46,249 including unpaid accrued interest of $5,572 on the balance sheet – short term loan – related parties. On June 16, 2010, the Lender assigned its debt to the third parties. We paid the amount of $46,762 including unpaid accrued interest of $6,085 in full through debt settlement agreements with the third parties by issuing 9,054,774 shares of common stock.

As at April 30, 2009, we had an outstanding loan in the amount of $4,914 from Ox Financial Corp., a company controlled by one of our stockholders, which amount was unsecured and non-interest bearing with no specific terms of repayment.  The proceeds from this loan were used for our working capital.  During the fiscal year ended April 30, 2010, the Company repaid an amount of $4,570, leaving the amount of $344. The stockholder was appointed to our Board of Directors on June 16, 2010 and is a director and officer as of the filing date of this annual report.  On June 16, 2010, we paid the $344  short term loan and  $190,000 in accounts payable by way of a debt settlement agreement  whereby the Company issued a total of 36,882,784 shares of common stock.

    c)           Short term loan

On October 27, 2010, the Company received a loan from Valerie Martinez (“Martinez”), a shareholder of the Company, of US$60,000 for working capital and on November 2, 2010 the Company received an additional US$50,000 from Martinez, as a further working capital loan.  The loans were short term loans bearing no interest and to be repaid upon the Company closing a convertible loan offering of US$2,000,000.  During the fiscal year ended April 30, 2011, the Company did not make any cash payments, leaving $123,626 (USD$110,000) on the balance sheets – Short term loan- related parties.

    d)           Management service agreement

On November 1, 2008, we entered into a two year management service agreement payable at $10,000 monthly with Ox Financial Corp., a company controlled by a director and officer of the Company. During the fiscal year ended April 30, 2011, we incurred $120,000 (2010 - $120,000), (2009 -  $60,000) in management fees under this agreement and $27,473 for expenses.  The Company made cash payments of $117,112 and settled a total of $190,000 by way of a debt settlement described under (b) above.  As at April 30, 2011 an amount of  $10,361 was owing and is reflected on the balance sheets as accounts payable – related parties.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2011
REPORTED IN CANADIAN DOLLARS

7.           Related Party Transactions (continued)

    e)           Consulting services

Mr. David L. Gibson, a director and officer of the Company invoiced and was paid a total of $16,065 for consulting services provided during the fiscal year ended April 30, 2011 in respect of evaluation of the Santa Rita mining concession.   The Company also reimbursed Mr. Gibson a total of $5,414 in respect of travel and incidental expenses incurred as a result of the evaluation.

Dynamic Exploration Ltd. (“Dynamic”), a company controlled by Richard Thomas Walker, a director and the Company’s chief Geologist, invoiced the Company $33,735 for consulting services provided during the fiscal year ended April 30, 2011.  Dynamic also invoiced the Company a total of $4,736 for reimbursement of travel and incidental expenses incurred as a result of the services provided.   At April 30, 2011 a total of $14,917 remained due and payable to Dynamic.

8.   Subsequent events

On October 30, 2010, effective November 1, 2010, the Company entered into an Option Agreement with Hans Peter Flueck to earn a 50% undivided interest in the Santa Rita mining concessions.   On May 16, 2011, the Company and Hans Peter Flueck executed an amended option agreement requiring:

Cash  and stock payments of $500,000 as follows:
Initial cash payments of $150,000 and 1,000,000 shares of common stock which were prior paid;
$175,000 on October 30, 2011
$175,000 on October 30, 2012 Issue a total of  and a total of 5,000,000 Payment Shares over a two-year period
2,000,000 shares of common stock on November 1, 2011
2,000,000 shares of common stock on November 1, 2012

The amended agreement extended the dates for required expenditures as follows:
An aggregate amount of $1,500,000 on or before September 30, 2012 and a further $1,500,000 on or before April 30, 2013.

Further, under the terms of the agreement Flueck agreed to dilute to a 24% interest as required to raise the required exploration expenditures.

Subsequent to the period covered by this report the holders of the $1,000,000 in convertible notes assigned their notes to Plata Litoral Inc. and advised the Company of an event of default under the notes.  The Company and Plata Litoral Inc. reached a settlement agreement whereby the Company assigned 90% of its interest in the Santa Rita mining concessions to Plata Litoral Inc. in exchange for which Plata Litoral Inc. agreed to assume all contractual obligations of the mining option agreement, pay $50,000 to Coastal or at the direction of Coastal, forgive the $1,000,000 owing and all accrued interest thereon and issue to Coastal a total of 75,659,000 shares of the common stock of Plata Litoral Inc., which Coastal may dividend to its stockholders at the discretion of Coastal.  The settlement and assignment was ratified by the Board of Directors on October 22, 2011.

Subsequent to the period covered by this report, on October 6, 2011, the Company and the other interest holders on the Santa Rita mining concessions entered into a mining acquisition and production agreement with Royal Sovereign Internationale (“Royal”) whereby Royal has agreed to expend a total of $5,000,000 to earn a fifty percent (50%) interest in and to the Santa Rita mining concessions.  The agreements are currently being redrafted to comply with Peruvian law.
The Company has evaluated subsequent events from the balance sheet date through the date that the financial statements were issued and determined that there are no additional events to disclose.

ITEM 18.             FINANCIAL STATEMENTS

The financial statements are presented in Item 17, above.

ITEM 19.             EXHIBITS

Number	Description
3.1	Articles of Incorporation	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on August 27, 2007
3.2	Bylaws	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on August 27, 2007
4.1	Form of Securities Purchase Agreement	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 5, 2010
4.2	Form of Registration Rights Agreement	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 5, 2010
4.3	Form of Convertible Note	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 5, 2010
4.4	Form of Class A Warrant	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 5, 2010
4.5	Form of Class B Warrant	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 5, 2010
10.1	Management Services Agreement by and between the Company and Ox Financial Corp. dated November 1, 2008	Incorporated by reference to the Exhibits filed with the Company’s Form 20-F filed with the SEC on July 29, 2009
10.2	Joint Venture/Option Agreement dated May 27, 2009 by and between the Company and Warrior Ventures	Incorporated by reference to the Exhibits filed with the Company’s Form 20-F filed with the SEC on July 29, 2009
10.3	Option Agreement between the Company and Trio Gold Corp. dated May 15, 2009	Incorporated by reference to the Exhibits filed with the Company’s Form 20-F filed with the SEC on July 29, 2009
10.4	Coastal Pacific Mining Corp. 2011 Stock Option and Stock Award Plan dated October 22, 2011.	Filed herewith
10.5	Extended Option Agreement dated July 15, 2009, between the Company and Trio Gold Corp.	Incorporated by reference to the Exhibits filed with the Company’s Form 20-F filed with the SEC on July 29, 2009

10.6	Hotstone Property Option Agreement between the Company and David L. Gibson dated October 6, 2010	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on October 19, 2010.
10.7	Santa Rita mining concessions Option Agreement between the Company and Hans Peter Flueck dated October 30, 2010	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 1, 2010.
10.8	Drawdown Equity Finance Agreement dated January 14, 2011between the Company and Auctus Private Equity Fund, LLC	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on March 21, 2011.
10.9	Registration Rights Agreement dated January 14, 2011 between the Company and Auctus Private Equity Fund, LLC	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on March 21, 2011.
10.10	Amended Hotstone Property Agreement dated March 29, 2012	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 1, 2010
10.11	Amended Santa Rita option agreement dated May 16, 2011	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on May 25, 2011
10.12	Assignment agreement between the Company and Plata Litoral Inc. for the Santa Rita Claims	Filed herewith
10.13	Mining and production agreement between the Company, Hans Peter Flueck, Plata Litoral Inc. Royal Sovereign Internationale, Minera Rimpago Company Limited Peru S.A.C. and Rimpago Company Ltd.	Filed herewith
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Principal Executive Officer	Filed herewith
12.2	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Principal Financial Officer	Filed herewith
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

Date:   November 15, 2011