Form 20-F
period 2012-04-30
COASTAL PACIFIC MINING CORP
filed 2012-08-31
CIK 1410181

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended April 30, 2012 (with other information to August 20, 2012, except where noted)
OR
[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report:

For the transition period from __________________________ to ___________________________

000-53617
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

226,976,985 shares of common stock as at April 30, 2012

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

Yes [ X ] No [ ]

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

These exchange rate tables illustrate the US dollar equivalent of one Canadian dollar. The nominal rate for a Canadian dollar as of August 20, 2012 was US$1.0111.

The following table sets out the US dollar exchange rates, based on the noon rate at the Bank of Canada for the fiscal years ended 2008 through 2012.

	2012 $	2011 $	2010 $	2009 $	2008 $
Average for Period	1.0070	0.9884	0.9363	0.8767	0.9841

The high and low noon nominal exchange rates in Canadian dollars for each month during the previous six  months are:

	July 2012 $	June 2012 $	May 2012 $	April 2012 $	March 2012 $	February 2012 $
High for period	0.9986	0.9825	1.0164	1.0197	1.0153	1.0136
Low for period	0.9790	0.9599	0.9663	0.9961	0.9985	0.9984

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
Reserve:  That part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination.  The United States Securities and Exchange Commission requires a final or full Feasibility Study to be completed in order to support either Proven or Probable Reserves and does not recognize other classifications of mineralized deposits.  Note that for industrial mineral properties, in addition to the Feasibility Study, “sales” contracts or actual sales may be required in order to prove the project’s commerciality and reserve status.

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

PART I

ITEM 1.               IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.               OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.               KEY INFORMATION

Selected Financial Data

The following tables summarize selected financial data for our Company, which are stated in Canadian dollars and prepared in accordance with United States generally accepted accounting principles for the years ended April 30, 2012, 2011, 2010, 2009 and 2008.  We were incorporated on March 27, 2007 and are presenting five years of selected financial data.  The information in the table was extracted from the financial statements and related notes included in this annual report and the previously filed reports, and should be read in conjunction with such financial statements.

	Statement of Operations Data As at April 30 (Canadian dollars)
	2012 $	2011 $	2010 $	2009 $	2008 $
Operating Revenues		Nil	Nil	Nil	Nil
Income (loss) from Operations	(749,968)	(1,488,725)	(206,200)	(134,019)	(86,195)
Net Income (loss)	391,069	(2,987,687)	(210,191)	(140,425)	(98,796)
Net Income (loss) from Operations, per share	0.00	(0.01)	(0.00)	(0.00)	(0.00)

	Balance Sheet Data As at April 30 (Canadian dollars)
	2012 $	2011 $	2010 $	2009 $	2008 $
Total Assets	215,923	373,423	2,108	3,702	167,272
Total Liabilities	422,289	1,290,858	269,729	108,132	131,277
Total Stockholders' Equity (Deficit)	(206,366)	(917,435)	(267,621)	(104,430)	35,995
Capital Stock	1,561,873	1,561,873	224,400	177,400	177,400
Number of Shares Outstanding	226,976,985	226,976,985	90,875,000	89,500,000	89,500,000

Information on the exchange rate differentials between the US and Canadian dollars are provided in the introductory section of this Form 20-F, under Measurement and Currency, on page 4.

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

Although we do not currently operate any mines, we intend to pursue the development of our two current mining properties under option, subject to being able to complete the funding required to fund the projects.  There is no certainty that the expenditures made by us towards the exploration and evaluation of mineral deposits will result in discoveries of commercial quantities of ore.

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

Under the terms of our option agreement for Santa Rita, we are required to pay the vendor a total of $500,000 in cash payments, of which $150,000 has been paid as of the date of filing of this Annual Report.  Further cash payments which were required to be paid in the amount of $175,000 by

November 1, 2011 and $175,000 by November 1, 2012 were to be paid pursuant to the terms of a mining acquisition and production agreement with Royal Sovereign Internationale, who had agreed to expend a total of $5,000,000, including the $350,000 in cash payments to earn its interest in the Santa Rita mining concessions.    Further, pursuant to our agreement  with Plata Litoral Inc. should Royal Sovereign Internationale default on their obligations, the payment requirements would fall to Plata Litoral Inc.  We have been unable to conclude the agreement with Royal Sovereign Internationale and Plata Litoral Inc., while funding minimal operations does not presently as of the date of this filing have the funds available to pay the required $350,000 payments and fund the exploration program.   Plata Litoral Inc. and the Company are presently reviewing their options to source funding for the Santa Rita option.  Currently, we do not have sufficient funds to pay the cash payments or to expend the exploration funds required under the amended option agreement.

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

The property is at an early exploration stage and  there is no formal surface rights agreement with the Huitoco community at this time and we will be required to enter into such an agreement to progress our exploration on the Santa Rita.  It is possible that we may not be able to negotiate the formal surface rights agreement on terms that are favorable to the Company and we may incur additional expense to do so.

In order to undertake our planned exploration on the Santa Rita we will be required to obtain approvals from the Peruvian Ministry of Energy and Mines in our mining district of Huancavelica, which include some environmental baseline studies.

Before any work involving mechanical disturbance of the ground can be initiated on the Santa Rita Property, both a Declaracion de Impacto Ambiental (DIA) and a Plan de Minado need to be approved by the the Ministerio de Energía y Minas (Peruvian Ministry of Energy and Mines) in the Huancavelica Mining District.

The DIA provides an overview of the property, including description of property location, geographic and geological setting, description of ecological and environmental setting, brief description of the proposed exploration program (with geographic coordinates for the areas in which work is proposed to be undertaken), anticipated impacts of the program and proposed reclamation to address any impacts.  The DIA also requires initial, limited archeological assessment and environmental baseline studies (predominantly water).

The Plan de Minado provides details of the proposed exploration program, a review of pertinent regulations and the manner in which the proposed program complies with those regulations.  Furthermore, the Plan de Minado provides details with respect to camp size, the number and dimensions of the buildings proposed for the camp, power source(s) for the camp, proposed methods for managing grey and black water and any other details they may determine to be related to the camp construction.

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

Our management is aware of the abuses that have occurred historically in the penny stock market. Our common stock has experienced volatility due to a number of paid promotions by outside stockholders.  Management is not  in a position to dictate the behavior of the market or of broker-dealers who participate in the market, however, management will strive within the confines of practical limitations to prevent the described patterns from being established with respect to our securities.  The occurrence of these patterns or practices have in the past and could in the future increase the volatility of our share price.

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

Although, we are a reporting company and our common shares are quoted on the OTCQB under the symbol “CPMCF”, no active market has been maintained for our common stock and an active trading market may not develop again or, if it does develop, may not be maintained.  Failure to develop or maintain an active trading market will have a generally negative effect on the price of our common stock, and you may be unable to sell your common stock or any attempted sale of such common stock may have the effect of lowering the market price and therefore your investment could be a partial or complete loss.

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

Investors may have difficulty reselling shares of our common stock, either at or above the price they paid for our stock, or even at fair market value.  The stock markets often experience significant price and volume changes that are not related to the operating performance of individual companies, and because our common stock is thinly traded it is particularly susceptible to such changes.  These broad market changes may cause the market price of our common stock to decline regardless of how well we perform as a company.  In addition, there is a history of securities class action litigation following periods of volatility in the market price of a company’s securities.  Although there is no such shareholder litigation currently pending or threatened against the Company, such a suit against us could result in the incursion of substantial legal fees, potential liabilities and the diversion of management’s attention and resources from our business.  Moreover, and as noted below, our shares are currently traded on the OTC-QB and, further, are subject to the penny stock regulations.  Price fluctuations in such shares are particularly volatile and subject to manipulation by market-makers, short-sellers and option traders.

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

ITEM 4.               INFORMATION ON THE COMPANY

History and Development of the Company

Our legal name is Coastal Pacific Mining Corporation, and we were incorporated on March 27, 2007 under the Business Corporations Act of Alberta, Canada.  Our head office and principal place of business is located at 927 Drury Avenue NE, Calgary, Alberta, T2E 0M3, Canada.  Our telephone number is (403) 612-3001, our facsimile number is (403) 313-5449, our website is www.coastalpacificminingcorp.com and our e-mail address is: info@coastalpacificminingcorp.com.  The information on our website is not a part of this Annual Report.

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

Since May 1, 2007 to April 30, 2012, we have incurred $1,362,065 in costs associated with acquiring mineral properties and exploration expenses on those properties.  These costs were associated with the entering into agreements and having undertaken exploration programs.  To date, we have been involved the following projects:

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

On July 15, 2011 we received notification of an assignment of $1,000,000 of convertible notes with the Company to Plata Litoral Inc. (“Litoral”) which was incorporated by the note holders to hold the notes.   On August 1, 2011, Litoral noticed us that the notes were in default and were subject to immediate payment.  On September 10, 2011, Litoral and the Company reached a settlement agreement whereby the Company would assign to Litoral ninety percent (90%) of its interest in and to the property in exchange for Plata assuming all of the remaining payment obligations under the Option Agreement, except for the issuance of shares which would remain the responsibility of Coastal, in exchange for the forgiveness of the notes plus all accrued interest, the payment of $50,000 to Coastal by Litoral and the issuance of 75,659,000 shares of Litoral common stock to Coastal which Coastal may dividend to its stockholders of record as at October 31, 2011 at the sole election of Coastal.   Coastal did not effect a dividend of the shares of Litoral and holds the shares of Litoral as of the date of the filing of this report.

On October 6, 2011, Coastal and Litoral entered into a mining acquisition and production agreement with Royal Sovereign Internationale (“Royal”), Hans Peter Flueck (the vendor of the Santa Rita mining concessions), and Minera Rimpago Peru S.A.C. (the trustee for the claims), whereby Royal would expend a minimum of $5,000,000 by way of exploration and production financing to earn a 50% interest in and to the Santa Rita mining concessions. The agreement was to be redrafted to comply with Peruvian law and was expected to be finalized on or before November 20, 2011. Pursuant to the agreement, Litoral agreed to assign to Coastal a further interest in the Santa Rita mining concessions and Flueck agreed to dilute to a 25% interest in the Santa Rita mining concessions, such that the final ownership upon the $5,000,000 funding completing will be:

Royal – 50%
Hans Peter Flueck -25%
Litoral – 20%
Coastal  – 5%

Coastal or its stockholders hold approximately 38% of the total issued and outstanding shares of Litoral.  Further, Coastal is to manage and undertake all exploration on the Santa Rita mining concessions.

Under the terms of the agreement, Coastal and Litoral would earn as payments are made which total their obligations under the original option agreement, as amended. As of the date of this filing, the final agreement to be drafted and executed subject to Peruvian law has not been completed. Royal has not funded any of the required payments to be made or demonstrated that the funds are available. It is unclear, whether the Royal agreement, which superseded the amended option agreement is the governing agreement.  If that agreement is the governing agreement then until such time as a formal agreement is entered into or the parties to the agreement receive formal notice with a cure provision, then the option is in full force and effect.   However, any notice of default may result in litigation to maintain Coastal’s rights under the agreements.   Coastal currently does not have funds available to fund such litigation and would look to Litoral to provide such funding.  Should a determination be made that the amended option agreement as executed on May 16, 2011, is the governing agreement then the agreement may be deemed to be in default.

In order to earn the 25% interest assignable under the amended Option Agreement, expenditures of $1,500,000 must be made.  To the date of this filing, approximately $683,315 has been expended by Coastal and Litoral, therefore upon a further expenditure of approximately $816,684, Coastal and Litoral will have earned 25%.  On the expenditure of a further $1,500,000, Coastal and Litoral will earn their 50% interest in and to the Santa Rita mining concessions.   In order for Royal to get assignment of their interest of 25% from Coastal and Litoral they will be required to expend the entire $5,000,000.

As of the date of this filing, Coastal and Litoral are in default of the amended mining option agreement.  In order to cure the default the following payments and share issuances will have to be made:

•	$816,684, to be expended before September 30, 2012, which includes the $175,000 in cash payments as below.

•	$175,000 cash payment which was due on October 30, 2011;

•	2,000,000 shares to be issued to Peter Flueck due on November 1, 2011;

Further, the following payments will need to be made in order to ensure the agreement does not fall into further default:

•	$175,000 cash payment which was due on October 30, 2012;

•	2,000,000 shares to be issued to Peter Flueck on November 1, 2012;

•	$1,325,000 to be expended on or before April 30, 2013.

Under the terms of the agreement, Coastal could pay the required expenditures to Flueck by way of a cash payment in order to maintain the Option (the “Shortfall Payment”).  Such payment would be required to include an administration fee of 5% of the Shortfall Payment.

Litoral has advised that they do not have sufficient funds to be able to fund the cash payments and exploration expenditures in order to cure the default.

On January 6, 2012, we entered into an option agreement with Gibson and Associates, Inc. and Trio Gold Corp.,  whereby Trio was granted the right to acquire a 50% interest in the Hotstone claims.  Under the agreement Trio was to demonstrate on or before April 30, 2012 that it had $700,000CDN available for expenditure on the property.   Trio could not demonstrate the availability of such funding and therefore the option was considered null and void and the amended option agreement entered into on March 29, 2011 is the governing agreement whereby Coastal will earn its interest in the Hotstone.

We have substantial ongoing commitments in order to earn our 50% interest in the Hotstone project and the Santa Rita project.  At this time we do not have sufficient funds to undertake our commitments on the Hotstone project or the Santa Rita project and to continue to meet our obligations as they become due.  We will have to raise additional capital to do so.  To date, funding has been provided by Litoral, by way of loans to the Company.  However, there can be no assurance that such funding will continue to be available or that we will have any other means to raise the required funding.  If we are unable to do so, we will lose our interests in our mining properties under option.

On March 21, 2011, the Company filed an F-1 registration with the Securities and Exchange Commission (“SEC”) pursuant to a draw down equity line.   The Company received notification from the SEC to withdraw the registration statement as they did not recognize the OTC-QB for the purpose of equity lines and only those companies trading on the OTCBB could file registration statements pursuant to equity lines.   The Company did not withdraw the registration statement as were working with OTC Markets to get recognition of the OTC-QB for equity lines.   However, as of the date of this filing, the Company does not expect that such funds would be available under the registration statement and it intends to effect a withdrawal of the registration statement as requested by the SEC.

At the present time, the Company has no access to the cash in its bank account.  During May, 2011, the Company’s bank accounts were frozen by the Alberta Securities Commission (“ASC”), and the Company has received information indicating that the Alberta Securities Commission is investigating suspicious trades in the Company’s shares that occurred in and around November, 2010.  The Company’s own investigation reveals that the Directors and Officers of the Company did not trade any shares in or around November, 2010, amidst an otherwise unusual trading volume and share price spike.   The Company has had no further communication with the ASC in regard to the investigation as of the date of this filing and the funds remain frozen and not available in the Company’s bank account.   The Company carries directors and officers insurance which will cover all but the first $100,000 of the legal fees in regard to this investigation should the Company be required to retain legal counsel to act on its behalf.

Further, the British Columbia Securities Commission (“BCSC”) has cease traded the Company until such time as it files all of its filings with the BCSC.  The Company has not yet completed the required filings with the BCSC.  However, due to new updated regulations brought in by the majority of the Canadian regulators, including the ASC, the Company is required to file in the Province of Alberta.  In making these filings the Company intends to complete the filings with the BCSC and bring all jurisdictions where it is required to file into compliance.

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

Santa Rita Prospect

On October 30, 2010 and effective November 1, 2010, we entered into a mining option agreement with Hans Peter Flueck to acquire a 50% interest in certain mining claims situated in the District of Acobambilla, Province of Huancavelica, Department of Huancavelica, in the Republic of Peru; approximately 200 km southeast of Lima.  On May, 16, 2011 we entered into an amended mining option agreement more particularly described above.   On October 31, 2011, we ratified an agreement with Litoral whereby we assigned 90% of our rights to Litoral in exchange for Litoral assuming all obligations under the amended mining option agreement of May 16, 2011.  On October 31, 2011, we also ratified a mining and production agreement between Flueck, Litoral, Rimpago, and Royal whereby Royal agreed to expend a total of $5,000,000 on the mining concessions to earn a fifty percent (50%) interest in and to the concessions.

Required Payments on Santa Rita

In consideration of the grant of the Option, we were required to pay certain cash payments.  We paid a $50,000 cash payment and issued a total of 1,000,000 shares upon execution of the agreement and we paid a further $100,000 cash payment on January 1, 2011.  Pursuant to the agreements with Royal and Litoral, we were required to issue 2,000,000 shares of our common stock on November 1, 2011 and 2,000,000 shares of our common stock on November 1, 2012.  All other obligations were to be assumed by Royal.   Should Royal default on their agreement then Litoral would assume responsibility for the payments.  However, should both Royal and Litoral default then we would be required to meet the obligations under the agreement. As of April 30, 2012, we had expended a total of $651,980 towards the initial $1,500,000 to be expended.  As of the date of filing of this annual report, approximately $683,315 has been expended towards the initial $1,500,000.

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

N
JUNIN
LIMA
HUANCAVELICA

Property Location
Santa Rita Property

Option Agreement

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

Present Operations

The Santa Rita mining concessions has no known reserves and the proposed program will be an exploration program. We undertook exploration programs on the property with our officers, directors and geological consultants during fiscal 2011 and 2012.

Phase 1 Exploration  Program

We  have completed a Phase I exploration program on the Santa Rita property, comprised of soil sampling, prospecting, geological mapping and sampling of the vein system exposed near the crest of Humaspunco Mountain.  In addition, a Real Time Kinematic Global Positioning System (RTK-GPS) survey was also completed in conjunction with the soil survey so as to provide a regularly spaced grid of points from which to derive topographic contours for the area of interest.  Topographic control will be required for planning the locations of an access road to facilitate drilling on Humaspunco Mountain, as well as for sub-surface control of the drill holes (i.e. surface elevation of the drill collars).  Previous work (summarized and amended by a NI 43-101 compliant report) documented a series of at least 6 high grade, silver-enriched base metal veins and an associated manto horizon.  Work completed by the Company in Phase I resulted in the identification of additional, high grade, silver-enriched base metal veins and at least two silver-bearing, base metal-enriched manto horizons.

A total of 904 “B Horizon” soil samples were collected on the property in April, 2011.  Samples were collected from a variably developed “B” horizon using a soil auger, with sample depths ranging between 2 and 25 cm below surface.

A total of 262 rock samples were recovered from the property in April.  The majority of rock samples were collected from vein and, to a lesser degree, manto horizons exposed at surface and/or in underground workings from the upper portion of Humaspunco Mountain.

From the samples recovered in April, 2011, a total of 181 were described as vein samples, 73 as from manto occurrences and 7 representing alteration.  Representative samples were taken of mineralization in an attempt to ascertain the average grade of mineralization.  As such, some samples represent silver-rich, base metal mineralization, while others represent alteration haloes and/or barren samples.  Sampling was undertaken by 7 separate individuals and is, therefore, subjective.

Many of the shallow trenches and pits developed on mineralized occurrences, particularly the veins, have sloughed in and no longer expose the mineralized veins.  Representative samples were taken from hand-cobbed material adjacent to the trenches.  In situ mineralized veins were sampled only in very few instances.

Quality Controls/Quality Assurance Undertaken on the Santa Rita Phase I Exploration Program.

Before the samples from the Santa Rita property were taken to the Acme Analytical Laboratories preparation facility, they were under the direct supervision of either D. Gibson, Vice President of Exploration, and/or R. Walker, Chief Geologist, at all times.  Samples were delivered directly to Acme Analytical Laboratories in Lima, Peru for analysis by standard fire assay for gold and an aqua-regia digestion and ICP analysis for 37 elements.

As part of their analytical procedure, Acme Analytical Laboratories Ltd, an International Organization for Standardization (“ISO” 9001:2000) certified laboratory, utilizes a well-defined internal quality control protocol, as follows:

“Samples submitted are analyzed with the strictest quality control.  Blanks (analytical and method), duplicates and standard reference materials inserted in the sequences of client samples provide a measure of background noise, accuracy and precision.  QA/QC protocol incorporates a granite or quartz sample-prep blank(s) carried through all stages of preparation and analysis as the first sample(s) in the job. Typically an analytical batch will be comprised of 34-36 client samples, a pulp duplicate to monitor analytical precision, a -10 mesh reject duplicate to monitor sub-sampling variation (drill core only), a reagent blank to measure background and an aliquot of Certified Reference Material (CRM) or Inhouse Reference Material to monitor accuracy.  In the absence of suitable CRMs Inhouse Reference Materials are prepared and certified against internationally certified reference materials  such as CANMET and USGS standards where possible and will be externally verified at a minimum of 3 other commercial laboratories.  Using these inserted quality control samples each analytical batch and complete job is rigorously reviewed and validated prior to release. All the reported results were within acceptable detection ranges (less than 2 standard deviation variation).” (Acme web-site at http://acmelab.com).

Sample preparation, security and analytical procedures utilized by Acme Analytical Laboratories Ltd are considered to be adequate for this due diligence property evaluation and for the mineralization type encountered on the Property.

Phase II Work Program

Subject to receiving additional funding required, we intend to commence the Phase II program, comprised of diamond drilling.  Construction of a semi-permanent camp will also be required in support of Phase II drilling and, subsequently, anticipated bulk sampling.

Budget for Phase II Exploration Program

2 Marookas				2	$15,000.00	$30,000
Internet - Satellite system				1	$4,500.00	$4,500

Camp
Food Services Officer and Assistant
60	days at $120 / day			60	$120.00	$7,200
Food Ration
771	days at $20 / day			771	$20.00	$15,420
Base Facility - Up to 20 person camp
56	days at $150 / day			56	$150.00	$8,400

Program Manager and NI 43-101 Qualified Person
8	days at $400 / day			8	$400.00	$3,200

Camp Captain
56	days at $135 / day			56	$135.00	$7,560

Translator
40	days at $50 / day			40	$50.00	$2,000

Trucks + Drivers	93	days at $130 / day		93	$130.00	$12,090

Campesinos	154	days at $50 / day		140	$50.00	$7,000

Ground Geophysical Program
Magnetics				1	$12,000.00	$12,000

Surface Mapping - 18 days at $850 / day
Geologist + Assistant				41	$780.00	$31,980
	Prep	300	samples at $8 / sample	300	$8.00	$2,400
	Analysis	300	samples at $12 / sample	300	$12.00	$3,600
	Over-Limits (Ag, Pb, Zn - per element)
	300	analyses at $12.00 / analysis		300	$12.00	$3,600

Underground Mapping
Geologist + Assistant
14	days at $600 / day			14	$600.00	$8,400

Rock (Panel Samples on Veins - u/g)
18	days at $260 / day			18	$260.00	$4,680
	Prep	100	samples at $8 / sample	100	$8.00	$800
	Analysis	100	samples at $12 / sample	100	$12.00	$1,200
	Over-Limits (Ag, Pb, Zn - per element)
	100	analyses at $12.00 / analysis		100	$12.00	$1,200

Excavator
	Mob - De-Mob - Low-Bed - Huancayo					$10,000
Road-Building
	3	days at $1650 / day		3	$1,650.00	$4,950
Trenching - Veins
	7	days at $1650 / day		7	$1,650.00	$11,550

Geochemistry
Soils - Property
	Prep	1800	samples at $2.44 / sample	1800	$2.44	$4,392
	Analysis	1800	samples at $12 / sample	1800	$12.00	$21,600
	Disposal	1800	samples at $0.50 / sample	1800	$0.50	$900
	Over-Limits (Ag, Pb, Zn - per element)
	1500	analyses at 12.00 / analysis		1500	$12.00	$18,000

Silts - Property
	Prep	30	samples at $2.44/ sample	30	$2.44	$73
	Analysis	30	samples at $12 / sample	30	$12.00	$360
	Disposal	30	samples at $0.50 / sample	30	$0.50	$15

Water Samples
	2	man-days at $250 / day		2	$250.00	$500
	10	samples at $150 / sample		10	$150.00	$1,500

Rock (Samples on Veins - surface)
	Prep	200	samples at $8 / sample	200	$8.00	$1,600
	Analysis	200	samples at $12 / sample	200	$12.00	$2,400
	Over-Limits (Ag, Pb, Zn - per element)
	200	analyses at $12.00 / analysis		200	$12.00	$2,400

Drill Program
Mob - De-Mob - Huancayo						$10,000
Drilling	3000	m at $100 / m		3000	$100.00	$300,000
Geologist + Assistant
	85	days at $500 / day		85	$500.00	$42,500
	Prep	1000	samples at $8 / sample	1000	$8.00	$8,000
	Analysis	1000	samples at $12 / sample	1000	$12.00	$12,000
	Over-Limits (Ag, Pb, Zn - per element)
	1000	analyses at $12.00 / analysis		1000	$12.00	$12,000

Field Supplies
206	man-days at $25 / day			206	$25.00	$5,150
		Sub-	Total			$637,120

			Peruvian IGV Tax		19.00%	$121,053
					Total	$758,173

All continuing work on the Santa Rita property will be under the supervision of Rick Walker, Chief Geologist for the Company.  Richard (Rick) Walker is a professional geoscientist registered in the province of British Columbia. Rick received both his B.Sc. (1986) and M.Sc. (1990) from the University of Calgary and has worked in the Mineral Exploration Industry since then.  Over the past twenty years, Rick has worked in many diverse jurisdictions, including Alberta, the Yukon, the Northwest Territories and Nunavut, Alaska, Montana, New Brunswick and Brazil. In the course of his career, he has successfully completed contracts for the Government of the Northwest Territories (MIDA), the Geological Survey of Canada, as well as junior to major mining companies.  Working predominantly as a Consulting Geologist, Rick has worked on a diverse suite of metal and/or commodity types, hosted by a wide variety of mineral deposit models , including (but not limited to) diamonds, base metals (vein / manto, sedimentary exhalative (SEDEX) and volcanogenic massive sulphide (VMS)), precious metals (SEDEX, VMS, skarn-type and veintype), industrial minerals (graphite, barite, dimension stone). Most recently, the majority of his work has been directed toward evaluation of both bulk tonnage porphyry-style mineralization (copper + molybdenum ± silver ± gold ± tungsten) and low tonnage, high grade manto and / or vein -type mineralization.

We do not presently have the funding to undertake this Phase II exploration program and unless we can raise the funding we are at risk of the option being placed in default and the loss of the project.

Rock Formations and Mineralization

 Four formations and one group outcrop within the property: (i) lower-Cretaceous Chulec-Pariatambo Formation; (ii) mid-creataceous Jumasha Formation limestones;  (iii) upper Cretaceous Casapalca
Formation redbeds;      (iv)                                           Tertiary-Eocene Sacsaquero Group volcanic extrusive rocks; and     (v)Tertiary-Oligoncene Castrovirreyna Formation pyroclastic rocks.

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

Casapalca. The Casapalca Formation which outcrops south of the road leading to the property comprises continental siliciclastic redbeds mostly composed of medium to coarse-grained red-colored arenites.  Calcareous conglomerate beds are also interbedded within this formation.

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

N
Timmins
Kirkland Lake
ONTARIO
QUEBEC
Foleyet
Wawa
HOTSTONE PROPERTY
Chapleau
Kormack
Sultan
Gogama
Haileybury
Ramsey
Lake Superior
Sudbury
Sault Ste.Marie
11
101
17
66
129
144
C.P.R.
ONTARIO
USA

Location Map for the HOTSTONE Property

Hotstone Gold Property and Porcupine Mining Camp

Geology
of the
Southern Abitibi Subprovince
Rock Unit Legend
0 10 20 KM 30 40 50
Timmins Gold Camp
Hotstone Gold Property
Matachewan Gold Camp
1
2
3
4
5
6
7
8
9
10
11
12
13
14
15
16
Legend
Producing mine
1 Dome gold
2 Hoyle Pond gold
3 Pamour gold
4 Kidd Creek Cu, Zn, Ag
5 Montcalm Ni Cu, Co
6 Penhorwood talc
Active advanced projects
7 Bell Creek gold
8 Black Fox gold
9 Hollinger gold
10 Holloway gold
11 Holt McDermott gold
12 Timmins West gold
Suspended operations
13 Clavos gold
14 Stock gold
15 McWatters Ni
16 Redstone Ni, Cu, Co
February 2009

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
-
In 1942, a Cobalt prospector by the name of Kenty performed extensive trenching and gold panning on quartz veins within the large carbonate zone on mining claims S34780, S34720, S36208 and S36346. Some 50 trenches were completed with gold documented in quartz veins.

-	The Kenty brothers were noted for the discovery of many gold showings in the Swayze greenstone belt, notably the Kenty Mines in near-by Swayze Township that returned highly anomalous gold assays.
-
In 1946 Hotstone Minerals Limited conducted further trenching and drilled 26 EX diamond core holes on the Hotstone Gold Property and reported one drill hole of 4.1 feet at .26 oz/ton and .47 oz/ton in sludge over 30 feet. The exact location of the hole on the property is unknown due to incomplete records/reports submitted by the company.

-
During 1983 Kirkland Resources Incorporated /International Rhodes merged their land holdings in the Hotstone Lake area and explored with Noranda as the operator. The latter company completed extensive geological mapping, humus and soil sampling, as well as detailed trenching, surface channel sampling, and eight diamond drill holes (1022m) to test the carbonate shear zone for its economic gold potential. Drilling yielded anomalous but erratic gold values.

-
In 1994 B. McDonough completed magnetic-VLF surveys, mapping, rock sampling and trenching in an effort to investigate the extent of the Hotstone Lake carbonate zone and to locate the source of the quartz boulders having elevated anomalous gold values.

-
In 1997 Orezone Resources Inc. conducted a property visit and took samples of the high-grade pits and the shear/alteration zone. Anomalous gold values can be found throughout the alteration zone, with the best assays from the high-grade pits of  2,415.7 ppm Au over 40 cm.

-
In 1998 D. Gibson performed grid construction and conducted magnetic and E.M. surveys. From the surveys numerous magnetic anomalies, magnetic lows, were outlined along with a large Fraser Filter V.L.F. anomaly. The Fraser Filter E.M. anomaly can be traced for 1200 meters on the property and has been found to be coincidental with the location of the porphyry unit drilled by Noranda.

-
In 2006, D. Gibson performed Magnetic, Gravity and Soil Geochemical Surveys within the Hotstone Gold Property to further identify the gold bearing structures. From the Exploration Program and number of gold in soil geochemical trends were outlined coincidental with gravity anomalies. Gold within the Hotstone Gold Property is found within a large quartz-carbonate fuchsite alteration zone, which spans the extent of the property from the east to the west. The alteration zone can be traced for over 1600 meters across the Hotstone Gold Property, and was stripped on Hotstone Gold Property for 600 meters by Noranda in the early 1980’s. Anomalous gold values can be found throughout the alteration zone, with the best assays from quartz lenses, veins and the gold-bearing pits. A number of quartz veins and lenses found within the shear zone carry high gold values. Lenses within the shear zone vary in size from 8 feet long and 2 feet wide to 200 feet long and 4 feet wide with high, but erratic gold values. Two gold-bearing pits exist on a large quartz vein within the alteration zone. In 1997 Orezone Resource Inc. obtained samples of 2,415.7 ppm over 40 cm from the high-grade vein.

-
Within the Hotstone Gold Property there exists a large porphyry unit, which is coincidental with the alteration zone and a Fraser Filter E.M. anomaly.  This anomaly runs the near extent of the Hotstone Gold Property, 1200 meters, and is also associated with a drill hole put down by Noranda in the 1980’s, which intersected 100 feet of well-mineralized quartz-feldspar porphyry. Drill logs exist yet Noranda, never published assay values, which was a common practice by the company at that time.

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

Phase I Exploration Program

Previous work completed on the Hotstone property by a variety of operators, including the property vendor (David Gibson), have documented significantly gold values, from a large hydrothermal alteration quartz-carbonate fuschite shear zone trending east-west for over 5000 feet through the property. The proposed $1.5 Million Dollar Phase I exploration program is intended to evaluate the surface and sub-surface data (including geological, geophysical, geochemical data and previous diamond drilling results).  In particular geophysical results document the east-west orientation of the zone of quartz-carbonate alteration which hosts known gold showings.

The proposed Hotstone Field Budget is estimated to take approximately 3 months to complete, with permitting, authorizations, fieldwork, data compilation, drilling and final results.

	Hotstone Field Budget
		KM/Meters	Rate
		Man Days / Units
Field Management and supervision		100	$1,050.00	$105,000.00
Truck Rental		100	$150.00	$15,000.00
	Fuel and Maintenance, Trucks and Quads	1	$12,000.00	$12,000.00
	Quad rental	100	$80.00	$8,000.00
Surveying	Chain surveying	75	$450.00	$33,750.00
	Pre-flagging	75	$250.00	$18,750.00
Geophysics
	IP survey	75	$2,000.00	$150,000.00
Line Cutting		75	$800.00	$60,000.00
Drilling		5000	$155.00	$775,000.00
	Core Splitter	60	$150.00	$9,000.00
Geological
	Field Mapping	35	$1,000.00	$35,000.00
	Data interpretation, modeling, structural analysis and core logging, Field assistant	60	$1,000.00	$60,000.00
	Compilation and Report Writing	21	$1,000.00	$21,000.00
Assaying		1	$50,000.00	$50,000.00
Shipping		1	$10,000.00	$10,000.00
				$1,362,500.00
Miscellaneous and administration 10%				$136,250.00
		Hotstone Budget		$1,498,750.00

During the $1.5 Million Dollar Phase I exploration program, ground work will consist of establishing a north-south survey control grid over the entire east-west extent of the Quartz-Carbonate Alteration zone. A ground Geophysical IP Survey will be performed over the survey grid, with detailed Geological Field mapping. A complete data compilation of historical data and the results of the ground IP Survey, and the Field mapping, will be performed to define a drilling program. The overall purpose of the exploration program will be to evaluate previous geological, geophysical, geochemical and previous drilling results.  Following the results of the Phase I program, management will make a decision on the next Phase of exploration on the Hotstone Property. The Phase I program will follow Canadian National Instrument NI 43-101 protocols for the aspects of conducting an exploration program.

 The $1.5 Million Dollar Phase I program will be conducted under the direct supervision of the Vice-President of Exploration for the Company, David Gibson.  David Gibson is a graduate of Georgian College in Business Administration specializing in Marketing. In 1998 David was a founding member of Diatreme Explorations , which eventually was rolled into Mantis Minerals Corporation (MINE. CNQ) in 2007. Previously in 1989 Mr. Gibson formed Gibson and Associates Services Company to provide services to the Mining, Oil and Gas as well as Environmental sectors. In 2008 Mr. Gibson formed Norquest Drilling to provide contract diamond drilling services to the mining industry.  David Gibson began working in the mining industry in 1982, in the northern mining districts of Ontario and Quebec performing geotechnical, geophysical and geochemical surveys for junior and major mining companies. Gibson and Associates, a highly successful business to date, was founded to provide exploration services, which today including geomatics, geophysics and geochemistry to the Environmental, Mining and Oil and Gas sectors. Mr. Gibson has worked in collaboration with the Ontario Geological Survey and the Geological Survey of Canada investigating the circular vegetative phenomenon found in the James Bay Lowlands of Ontario and was published for his efforts and involvement.  Throughout his career he has performed contract field services, along with contract diamond drilling through his drilling company namely Norquest Drilling.  Also assisting numerous junior mining companies and major mining companies in Canada and the United States. Mr. Gibson also provided advanced exploration technical consulting services of geomatics, geophysics, geochemistry and geotechnical design, implementation, and management for the exploration for Gold and Silver, Diamonds, Base metals and Platinum Group Elements.

Mr. Gibson brings over 28 years of mineral exploration experience and mining acumen with strong business and management skills to Coastal Pacific Mining.

The Company does not currently have sufficient funding to fund the Phase I exploration program which must be funded by December 31, 2012.  Unless the Company can raise the funds or get an extension on the option, the option will be in default and the Company is at risk of losing the property.

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

Corporate Operations

All corporate operations are undertaken from the home office of our President, in Alberta, Canada.  The fees for rent, telephone and management are all inclusive in the management fee paid to Ox Financial Corp., the company which provides services under a management agreement and is owed by our President.

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

As of the date of this filing, and for the next twelve months we will require approximately $4,320,000 for operations and to fund the obligations under our current option agreement on Hotstone and Santa Rita.  From the $4,320,000 we expect to spend approximately $500,000 for corporate operations, including management fees, legal and audit fees, filing fees, sourcing of new property acquisitions and general administration.  The remaining $3,820,000 will be spent for exploration on Hotstone and Santa Rita with $1,500,000 expended on Hotstone and $2,320,000 expended on the Santa Rita.

We will be required to raise the $4,320,000 to meet all of our planned operations over the next twelve months.  We may not be able to raise additional funds as required for our planned operations and therefore we may be unable to meet our ongoing obligations.

Should Royal and/or Litoral default on the commitments then Coastal would be required to find the funding or would lose its rights and interest which is not yet earned to the Santa Rita.   Should we be unable to raise the required $1,500,000 for the option on the Hotstone we may lose our rights and interest to the Hotstone.

If we cannot raise such funds then we will be unable to meet our commitments for the next twelve months.  We risk losing the properties if we cannot raise the additional funding required.

Results of Operations for Fiscal Years Ended April 30, 2012, 2011, and 2010.

From formation on March 27, 2007, we have concentrated on formative activities, entering into option / joint venture agreements, and actively evaluating other prospects for expanding our portfolio of agreements.

Net losses from operations for the period ending April 30, 2012 were  $749,968 (2011 - $1,488,725 and 2010 - $206,200) and relate mainly to an impairment on mineral properties of Nil as compared to $933,330 impairments for  fiscal 2011 and no impairments for fiscal 2010, exploration expenditures of $167,316 ($204,203 – 2011 and $47,000 - 2010), professional fees of $62,159 ($115,660 – 2011 and $12,724 – 2010) management fees for fiscal 2012 of $120,000  ($120,000 – 2011 and $120,000 - 2010), stock-based compensation of $320,000 ($Nil – 2011 and 2010)  and administrative expenses of $80,493 ($115,532 – 2011 and $26,476 – 2010).  The decrease in professional and administrative expenses resulted mainly from the company transfer its mineral interest to its associate, as compared to minimal operations in prior years.  The impairment of mineral properties and expenditures decreasing was due to decreased activity on our properties.

There have been no material foreign currency translation adjustments since our inception.

We did not earn any revenues during fiscal years 2012, 2011, or 2010.  We do not anticipate earning revenues until such time as we have entered into commercial production of our mineral properties.  We can provide no assurance that we will discover commercially exploitable levels of mineral resources on our properties, or if such resources are discovered, that we will enter into commercial production of our mineral properties.

Liquidity and Capital Resources

At April 30, 2012, our total current assets of $11,863 (2011 - $373,423; 2010 - $2,108) were less than our current liabilities of $422,289 (2011 - $1,290,858; 2010 - $269,729).  The decrease in our liabilities in fiscal 2012 over 2011 related mainly to the notes holders forgiveness of the convertible notes and warrants with including accrued interest negotiated in September 2011 which decreased our liabilities by $1,057,278 with an offset to accounts payable which increased to $241,782 (2012) from $25,278 (2011) due to the Company’s associate providing operating funds to the Company.

During the fiscal year ended April 30, 2012, we negotiated the settlement of $1,000,000 in promissory notes plus accrued interest and the cancellation of Class A and B warrants by way of an agreement to assign a portion of our interest in the Santa Rita mining concessions.

We will be required to raise a minimum of $4,320,000 over the next twelve months to meet all of our cash requirements. We do not currently have sufficient capital to meet our commitments.   We currently have approximately $204,060 restricted cash in our bank account however we currently do not have access to that capital.  We have been dependent on loans from Litoral to fund our operations.  There is no guarantee that Litoral will continue to fund our operations or will provide the required funding for the Santa Rita.

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

Contractual Obligations

This table does not include our obligations under our mining options, as the agreements are option agreements which have either been assigned to others to meet the obligations and the Company while bound by these agreements in order to earn is not contractual obligated to expend the funds as they have the right to terminate the option at their election.  The payment requirements under the option agreement are disclosed in this annual report.   We do not currently have any contractual obligations.   We have advances from Litoral however, the funds are booked as accounts payable as there are no loan agreements and there is no fixed term of repayment.

DISCLOSURE OF CONTRACTUAL OBLIGATIONS, as at April 30, 2012
	Payments Due by Period
Contractual Obligations	Total $	Less than 1 year $	1-3 years $	3-5 years $	More than 5 years $
	0	0	0	0	0
	0	0	0	0	0

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

Other than as detailed herein we are not aware of any material legal proceedings that have occurred within the past five years concerning any director, officer, director nominee, or control person which involved a criminal conviction, a pending criminal proceeding, a pending or concluded administrative or civil proceeding limiting one’s participation in the securities or banking industries, or a finding of securities or commodities law violations.

Compensation

Save for the options disclosed below, none of our officers or directors have received or earned any compensation or bonus for services rendered as directors and officers for the fiscal year 2012. Mr. Bucci is not, as of the date of this report, receiving compensation for his officer or director roles, on top of the compensation received through the consulting agreement with Ox Financial, as is disclosed above.  Neither Mr. Walker nor Mr. Gibson, other than as disclosed below in the stock option table,  receiving compensation for their  roles as officers and/or directors.  Mr. Gibson has received a total of $100,000 from the Company under the Hotstone Option Agreement.

During fiscal 2012, we maintained directors and officers insurance for our executive officers and directors. We do not currently have any long-term compensation plans or profit sharing plans.  We did not set aside or accrue any amounts to provide pension, retirement, or similar benefits.

On June 10, 2009, the Board of Directors approved the Company’s 2009 stock option plan, for 5,000,000 options, no options have been granted under this plan. On October 22, 2011, the Board of Directors approved the Company’s 2011 stock option plan for 22,000,000 incentive stock options, to be granted to our directors, officers, employees and/or consultants, with the option prices, vesting and other terms to be determined upon grant by the administrator(s) thereof.     A total of 16,000,000 stock options have been granted under the plan to vest immediately, of which 12,000,000 were granted to each of the officers and directors as disclosed below and 4,000,000 were granted to a consultant of the Company, leaving a total of 6,000,000 stock options yet to be granted under the 2011 plan.

	Option Grants to Officers and Directors
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price ($)	Option Expiration Date
Joseph Bucci	4,000,000	-0-	-0-	0.05	October 22, 2021
Richard Walker	4,000,000	-0-	-0-	0.05	October 22, 2021
David Gibson	4,000,000	-0-	-0-	0.05	October 22, 2021

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

Share Ownership

The following table sets forth information, as of August 20, 2012, with respect to the beneficial ownership of the Company’s Common Stock by each person known by the Company to be the beneficial owner of more than 5% of the outstanding common stock. Information is also provided regarding beneficial ownership of common stock if all outstanding options, warrants, rights and conversion privileges (to which the applicable 5% stockholders have the right to exercise in the next 60 days) are exercised and additional shares of common stock are issued.

Beneficial Owner	Common Shares	Percent of total issued (1)
Joseph Bucci	66,206,960 common shares held directly, which includes 4,000,000 incentive stock options	29.17%
David Gibson	5,000,000 common shares held directly, which includes 4,000,000 incentive stock options	2.20%
Richard Walker	4,000,000 common shares held directly, all of which are incentive stock options	1.76%
All executive officers and directors as a group (3 persons)	75,206,960	33.13%

(1)
Beneficial ownership is determined in accordance with SEC rules and includes voting or investment power with respect to securities. All shares of common stock subject to options or warrants exercisable within 60 days of August 20, 2012 are deemed to be outstanding and beneficially owned by the persons holding those options or warrants for the purpose of computing the number of shares beneficially owned and the percentage ownership of that person. They are not, however, deemed to be outstanding beneficially owned for the purpose of computing the percentage ownership of any other person. Subject to the paragraph above, the percentage ownership of outstanding shares is based on 226,976,985 shares of common stock outstanding as of August 20, 2012.

On June 10, 2009, the Board of Directors approved the Company’s 2009 stock option plan, for 5,000,000 options, no options have been granted under this plan.   On October 22, 2011, the Board of Directors approved the Company’s 2011 stock option plan for 22,000,000 incentive stock options, to be granted to our directors, officers, employees and/or consultants, with the option prices, vesting and other terms to be determined upon grant by the administrator(s) thereof.     A total of 16,000,000 stock options have been granted under the plan to vest immediately, of which 12,000,000 were granted to each of the officers and directors as disclosed above and 4,000,000 were granted to a consultant of the Company, leaving a total of 6,000,000 stock options yet to be granted under the 2011 plan.

ITEM 7.               MAJOR STOCKHOLDERS AND RELATED PARTY TRANSACTIONS

Major Stockholders

The following table sets forth certain information, as of August 20, 2012, concerning the ownership of our common shares by each person who, to the best of our knowledge, beneficially owned on that date more than 5% of our outstanding common shares.

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

Beneficial Owner	Common Shares	Percent of total issued (1)
Joseph Bucci	66,206,960 common shares held directly	29.17%
Blue Sky Resort Management Group Inc.	30,000,000 shares held directly	13.2%
(1) Based on 226,976,985 common shares issued and outstanding on August 20, 2012.

On June 16, 2010, we entered into a debt settlement agreement with Ox Financial Corp.  Pursuant to the settlement of debt, the Company issued a total of 92,206,960 shares of the Company, or 41.02% of the then total issued and outstanding shares at the time of the issuance to Ox Financial Corp. to settle US$184,413.92 of debt.  This settlement to Ox Financial Corp. resulted in a change in control of the Company.  On November 3, 2011, Ox Financial disposed of its shares of which it transferred a total of 62,206,960 to Mr. Bucci, a director and officer of the Company, who was the sole shareholder of Ox Financial Corp.    This transfer did not effect a change in control of the Company.

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

As at August 20, 2012, the Company is able to determine that there are five registered holders of our common stock in the host country, representing 33.36% of our issued and outstanding common stock.  One of the registered holders of our common stock is Cede & Co., a company that operates as a depository company and holds the shares as nominee on behalf of brokerage firms, mutual funds, and other active traders. We do not have any information on how many shareholders may be represented by the 113,765,825 shares held by Cede & Co.

There are no arrangements in place that are known to the Company which may at a subsequent date result in a change in control of the Company.

Related Party Transactions

No director or senior officer, and no associate or affiliate of the foregoing persons, and no insider has or has had any material interest, direct or indirect, in any transactions, or in any other proposed transaction during the years ended April 30, 2012, and up to and including the filing of this annual report, except as noted below.

On October 6, 2010, we entered into an Option Agreement (the “Agreement”), amended on March 29, 2011, to earn a 50% undivided interest in a gold exploration property, known as the Hotstone property. The Hotstone property is comprised of a 5 claim unit totaling approximately 120 hectares within the Greenlaw Township, located 50 km southeast of Chapleau, Ontario, and 130 km west-southwest of Timmins, Ontario, Canada. Mr. David L. Gibson, a director and officer of the Company was the optionor of the Hotstone property. Under the terms of the Agreement, Mr. Gibson received $100,000 in cash and 1,000,000 restricted shares of common stock. (refer Note – 4)

On November 1, 2008, we entered into a two year management service agreement payable at $10,000 monthly with Ox Financial Corp., a company controlled by a director and officer of the Company. During the fiscal year ended April 30, 2012, we incurred $120,000 (2011 - $120,000), (2010 - $120,000) in management fees under this agreement and $83,606 for expenses.  The Company made cash payments of $113,248.  As at April 30, 2012 an amount of $100,719 (2011- $10,361) was owing and is reflected on the balance sheets as accounts payable – related parties.

Mr. David L. Gibson, a director and officer of the Company invoiced and was paid a total of 33,890 (2011 - $16,065) for consulting services provided during the fiscal year ended April 30, 2012 in respect of evaluation of the Santa Rita mining concession.   The Company also reimbursed Mr. Gibson a total of $2,655 (2011 - $5,414) in respect of travel and incidental expenses incurred as a result of the evaluation.

Dynamic Exploration Ltd. (“Dynamic”), a company controlled by Richard Thomas Walker, a director and the Company’s chief Geologist, invoiced the Company $22,932 (2011 - $33,735) for consulting services provided during the fiscal year ended April 30, 2011.  Dynamic also invoiced the Company a total of $5,279(2011 - $4,736) for reimbursement of travel and incidental expenses incurred as a result of the services provided.   During the fiscal year ended April 30, 2012, the Company made cash payment in full including amount of $14,917 due and payable to Dynamic as of April 30, 2011.

During the fiscal year ended April 30, 2012, the Company’s associates made payments in the accumulated amount of $141,063 (USD$143,789) on our behalf for our operating expenses. We did not repay any of the amounts paid; leaving the amount of $141,063 reflected on the balance sheets as accounts payable – related parties.

Interests of Experts and Counsel

Not required.

ITEM 8.               FINANCIAL INFORMATION

Financial Statements and Other Financial Information

The required audited financial statements are provided at the end of this report starting on Page F-1.

Significant Changes

Other than as disclosed herein, no significant change has occurred in our financial statements since the fiscal year ended April 30, 2012.

ITEM 9.               THE OFFER AND LISTING

Stock Price History

Our common stock is quoted for trading on the OTC Markets - QB under the symbol "CPMCF".  Our common stock was approved for quotation on October 7, 2008 with no trades prior to that date.  We have no other classes of stock quoted on any markets.   All prices are reflective of stock splits that have occurred through to the date of this report.

Following are the annual high and low market prices for our common stock presented for the noted fiscal years.

Period	High $	Low $
Fiscal Year 2008 (May 07 – Apr 08)	n/a	n/a
Fiscal Year 2009 (May 08 – Apr 09)	0.17	0.002
Fiscal Year 2010 (May 09 – Apr 10)	0.22	0.0008
Fiscal Year 2011 (May 10 – Apr 11)	0.51	0.0031
Fiscal Year 2012 (May 11- Apr 12)	0.049	0.0121

Following are the high and low market prices for our common stock presented for each full financial quarter for the two most recent fiscal years and subsequent periods.

Period	High $	Low $
May 2010 to July 2010	0.20	0.0031
August 2010 to October 2010	0.329	0.03
November 2010 to January 2011	0.51	0.055
February 2011 to April 2011	0.08	0.03
May 2011 to July 2011	0,049	0.024
August 2011 to October 2011	0.032	0.022
November 2011 to April 2012	0.029	0.0121
May 2012 to July 2012	0.016	0.007

Following are the high and low market prices for each of the most recent full six months.

Month	High $	Low $
February 2012	0.0269	0.02
March 2012	0.0225	0.0158
April 2012	0.02	0.014
May 2012	0.016	0.01
June 2012	0.016	0.0082
July 2012	0.014	0.007

Markets

Our common stock is quoted for trading on the OTC Markets - QB under the symbol "CPMCF".  Our common stock was approved for quotation on October 7, 2008.  We have no other classes of stock quoted on any markets.

ITEM 10.             ADDITIONAL INFORMATION

Share Capital

Not required.

Memorandum and Articles of Association

Incorporated by reference to disclosure provided in our Form F-1 filed with the Securities and Exchange Commission on August 27, 2007.

Material Contracts

There are no other material contracts that have not been otherwise disclosed in this annual report.

Exchange Controls

We are incorporated pursuant to the laws of the Province of Alberta, Canada.  The Company is not aware of any Canadian federal or provincial laws, decrees or regulations that restrict the export or import of capital, including foreign exchange controls or that affect the remittance of interest, dividends or other payments to a non-resident holder of our common stock, other than the withholding tax requirements detailed herein. Dividends paid to U.S. residents, are subject to a 15% withholding tax or a 5% withholding tax for dividends if the stockholder is a corporation owning at least 10% of the outstanding voting shares of our company pursuant to Article X of the reciprocal tax treaty between Canada and the U.S. (see Item 10E "Taxation" below).

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

Dividends and Paying Agents

Not required.

Statements by Experts

Not required.

Documents on Display

Documents and agreements concerning our Company may be viewed by appointment during regular business hours at the offices of the Company at Calgary, Alberta.

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

ITEM 15.             CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our Principal Executive Officer who is also our Principal Financial Officer, evaluated the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e).  Based upon this evaluation, he concluded that, as of April 30, 2012, because of the material weakness in our internal control over financial reporting (“ICFR”) described below, our disclosure controls and procedures were not effective.

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

Management assessed the effectiveness of the Company’s internal control over financial reporting as of April 30, 2012.  In making the assessment, management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.   Based on its assessment, management concluded that, as of April 30, 2012, the Company’s internal control over financial reporting was not effective and that material weaknesses in ICFR existed as more fully described below.

As defined by Auditing Standard No. 5, “An Audit of Internal Control Over Financial Reporting that is Integrated with an Audit of Financial Statements and Related Independence Rule and Conforming Amendments,” established by the Public Company Accounting Oversight Board (“PCAOB”), a material weakness is a deficiency or combination of deficiencies that results in more than a remote likelihood that a material misstatement of annual or interim financial statements will not be prevented or detected.  In connection with the assessment described above, management identified the following control deficiencies that represent material weaknesses as of April 30, 2012:

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

Changes in Internal Control over Financial Reporting

As of April 30, 2012, management assessed the effectiveness of our internal control over financial reporting and based on that evaluation, they concluded that during the year ended April 30, 2012 and to date, the internal controls and procedures were not effective due to deficiencies that existed in the design or operation of our internal controls over financial reporting.  However, management believes these weaknesses did not have an effect on our financial results.  During the course of the evaluation, we did not discover any fraud involving management or any other personnel who play a significant role in our disclosure controls and procedures or internal controls over financial reporting.

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

ITEM 16C.          PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent auditors for the fiscal year ended April 30, 2012 is Anderson Bradshaw PLLC.    Our independent auditors for the fiscal years ended ended 2011 and 2010 were Child, Van Wagoner & Bradshaw, PLLC of Salt Lake City, Utah.

Audit Fees

The audit fees bill by Anderson Bradshaw PLLC for professional services rendered for the audit of our financial statements for the fiscal year ended April 30, 2012 are $12,000.   The fees billed by Child, Van Wagoner & Bradshaw, PLLC for professional services rendered for the audit of our annual financial statements for the fiscal years ended April 30, 2011 was $15,000 and for 2010 was $9,000.

Audit Related Fees

The fees billed for assurance and related services by Anderson Bradshaw , PLLC relating to the performance of the audit or review of our financial statements for the fiscal years ended April 30, 2011, which are not reported under the heading “Audit Fees” above were Nil.    Child, Van Wagoner & Bradshaw, PLLC relating to the performance of the audit or review of our financial statements for the fiscal years ended April 30, 2011 and 2010, which are not reported under the heading "Audit Fees" above, were Nil.

Tax Fees

For the fiscal years ended April 30, 2012, 2011 and 2010, the aggregate fees billed for tax compliance, tax advice and tax planning were Nil.

All Other Fees

For the fiscal year ended April 30, 2012 we did not pay any other fees to Anderson Bradshaw, PLLC.  For the fiscal year ended April 30, 2011, we paid the amount of $2,160 for review fees related to our prospectus filing on Form F-1 to Child, Van Wagoner & Bradshaw, PLLC .   For the fiscal years ended April 30 2010 and 2009, the aggregate fees billed by Child, Van Wagoner & Bradshaw, PLLC as applicable, for products and services, other than the services set out above, were Nil.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

On or about August 1, 2012, Child, Van Wagoner & Bradshaw, PLLC (“CVB”), the principal accountant for Coastal Pacific Mining Corp. (the "Company") ceased its accounting practice for SEC reporting companies. At or about the same time Anderson Bradshaw PLLC (“Anderson Bradshaw”) was established as a successor firm to CVB to continue performing audits for SEC reporting companies. As Anderson Bradshaw is viewed as a separate legal entity, the Company dismissed CVB as its principal accountant and engaged Anderson Bradshaw, as the Company's principal accountant for the Company's fiscal year ending April 30, 2012. As the Company does not have an audit committee, the decision to change principal accountants was approved by a meeting of the Company's Board of Directors.

None of the reports of CVB, on the Company's financial statements for either of the past two years or subsequent interim periods contained an adverse opinion or disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope or accounting principles except that the reports of CVB included in our Form 20-F for 2011 and 2010 did include a paragraph disclosing uncertainty about our Company’s ability to continue as a going concern.

There were no disagreements between the Company and CVB, for the fiscal years ending April 30, 2010 and April 30, 2011 and any subsequent period through to the fiscal year ending April 30, 2012 and the interim periods ended August 13, 2012 (date of dismissal) on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to the satisfaction of CVB, would have caused them to make reference to the subject matter of the disagreement in connection with its report. Further, CVB has not advised the Registrant that:

1) internal controls necessary to develop reliable financial statements did not exist; or

2) information has come to the attention of CVB which made it unwilling to rely upon management's representations, or made it unwilling to be associated with the financial statements prepared by management; or

3) the scope of the audit should be expanded significantly, or information has come to the attention of CVB that they have concluded will, or if further investigated , might materially impact the fairness or reliability of a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal year ended April 30, 2012.

On or about August 14, 2012 the Registrant engaged Anderson Bradshaw as its principal accountant to audit the Registrant's financial statements as successor to CVB. During the Registrant's fiscal years ended April 30, 2010 and April 30, 2011 or the subsequent fiscal year ended April 30, 2012 or subsequent interim period, the Registrant has not consulted with the entity of Anderson Bradshaw regarding the application of accounting principles to a specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant's financial statements, nor did the entity of Anderson Bradshaw provide advice to the Registrant, either written or oral, that was an important factor considered by the Registrant in reaching a decision as to the accounting, auditing or financial reporting issue.

Further, during the Registrant's fiscal years ended April 30, 2010 and April 30, 2011 or the subsequent fiscal year ended April 30, 2012 or subsequent interim period, the Registrant has not consulted the entity of Anderson Bradshaw on any matter that was the subject of a disagreement or a reportable event.

ITEM 16G. CORPORATE GOVERANCE

Not applicable.

ITEM 16H.          MINE SAFETY STANDARDS

Not applicable

PART III

ITEM 17.             FINANCIAL STATEMENTS

Our audited financial statements for the fiscal years ended April 30, 2012, 2011 and 2010 are provided herein starting on page F-1.

COASTAL PACIFIC MINING CORP.
FINANCIAL STATEMENTS
FOR THE PERIOD FROM INCEPTION (MARCH 27, 2007) TO
FISCAL YEAR END APRIL 30, 2012

REPORTED IN CANADIAN DOLLARS

Page

Audited Financial Statements

Report of Independent Registered Public Accounting Firm	52

Balance Sheets	53

Statements of Operations	54

Statements of Stockholders’ Equity (Deficit)	55

Statements of Cash Flows	56

Notes to Financial Statements	57 to 67

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

 Officers and Directors

Coastal Pacific Mining Corp.

 We have audited the accompanying balance sheets of Coastal Pacific Mining Corp. (the Company)  as of April 30, 2012, 2011 and 2010,  and the related statements of operations, statements of stockholders’ equity (deficit), and cash flows for the years ended April 30, 2012, 2011 and 2010, and for the period from inception (March 27, 2007) to April 30, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

 In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coastal Pacific Mining Corp. as of April 30, 2012, 2011 and 2010,   and the results of its operations and its cash flows for the years ended April 30, 2012, 2011 and 2010, and for the period from inception (March 27, 2007) to April 30, 2012, in conformity with accounting principles generally accepted in the United States of America.

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

Anderson Bradshaw PLLC

Salt Lake City, Utah
August 31, 2012

COASTAL PACIFIC MINING CORP.
 (An Exploration Stage Company)
Balance Sheets
REPORTED IN CANADIAN DOLLARS

	Fiscal Year Ended April 30, 2012	Fiscal Year Ended April 30, 2011	Fiscal Year ended April 30, 2010

ASSETS
Current
Cash	$-	$313,587	$-
Prepaid expenses	171	49,320	-
Other receivables	11,692	10,516	2,108
Total Current Assets	11,863	373,423	2,108

Restricted cash	204,060	-	-

TOTAL ASSETS	$215,923	$373,423	$2,108

LIABILITIES
Current Liabilities
Account overdraft	$-	$-	$7
Accounts payable	56,881	84,676	40,156
Accounts payable – related parties	241,782	25,278	170,612
Convertible notes, net of discount	-	929,025	-
Warrant derivative liability	-	128,253	-
Short term loans	123,626	-	12,705
Short term loans – related parties	-	123,626	46,249
	422,289	1,290,858	269,729

Total Liabilities	422,289	1,290,858	269,729

STOCKHOLDERS’ EQUITY (DEFICIT)
Common stock, An unlimited number of common shares with no par value. Issued and outstanding 226,976,985 shares as at April 30, 2012, 226,976,985 shares as at April 30, 2011, and 90,875,000 as at April 30, 2010	1,561,873	1,561,873	224,400
Preferred stock, An unlimited number of preferred shares with no par value, no shares have been issued	-	-	-
Additional paid in capital	1,320,400	1,000,400	-
Accumulated deficit	(3,088,639)	(3,479,708)	(492,021)
Total Stockholders’ Equity (Deficit)	(206,366)	(917,435)	(267,621)

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$215,923	$373,423	$2,108

See accompanying notes.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
Statements of Operations
REPORTED IN CANADIAN DOLLARS

	Fiscal Year ended April 30,
	2012	2011	2010	From Inception (March 27, 2007) to April 30, 2012

Revenues	$-	$-	$-	$-

Operating Expenses
Exploration expenses	167,316	204,203	47,000	435,935
Impairment on mineral properties	-	933,330	-	933,330
Management fees	120,000	120,000	120,000	420,000
Professional fees	62,159	115,660	12,724	228,085
Stock-based compensation	320,000	-	-	320,000
Administrative expenses	80,493	115,532	26,476	370,366
	749,968	1,488,725	206,200	2,707,716

Income (Loss) from Operations	(749,968)	(1,488,725)	(206,200)	(2,707,716)

Interest expense	(63,151)	(2,611,467)	(4,068)	(2,697,712)
Loss on debt settlements	-	(367,357)	-	(367,357)
Changes in derivative liabilities	6,110	1,505,257	-	1,511,367
Foreign currency transaction gain (loss)	(121,558)	(25,395)	77	(146,857)
Gain on disposal of mineral property	1,319,636	-	-	1,319,636
Net Income (Loss)	$391,069	$(2,987,687)	$(210,191)	$(3,088,639)

Net Income (Loss) per Share	$0.00	$(0.014)	$(0.00)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	226,976,985	208,658,927	90,672,603

See accompanying notes.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
Statements of Stockholders’ Equity (Deficit)
REPORTED IN CANADIAN DOLLARS

	Common Stock		Additional		Total Stockholders’ Equity
	Shares	Amount $	Paid in Capital $	Accumulated Deficit $	(Deficit) $
Balance at March 27, 2007 (Date of Inception)	-	-	-	-	-
Issuance of common stock at no par value	12,400,000	12,400	-	-	12,400
Issuance of common stock at no par value in connection with 2-for-1 stock split	12,400,000	-	-	-	-
Issuance of common stock at no par value in connection with 2.5-for-1 stock split	37,200,000	-	-	-	-
Net loss for the period	-	-	-	(42,609)	(42,609)
Balance at April 30, 2007	62,000,000	12,400	-	(42,609)	(30,209)
Issuance of common stock at no par value	5,500,000	165,000	-	-	165,000
Issuance of common stock at no par value in connection with 2-for-1 stock split	5,500,000	-	-	-	-
Issuance of common stock at no par value in connection with 2.5-for-1 stock split	16,500,000	-	-	-	-
Net loss for the period	-	-	-	(98,796)	(98,796)
Balance at April 30, 2008	89,500,000	177,400	-	(141,405)	35,995
Net loss for the period	-	-	-	(140,425)	(140,425)
Balance at April 30, 2009	89,500,000	177,400	-	(281,830)	(104,430)
Issuance of common stock at no par value	1,375,000	47,000	-	-	47,000
Net loss for the period	-	-	-	(210,191)	(210,191)
Balance at April 30, 2010	90,875,000	224,400	-	(492,021)	(267,621)
Shares issued for mineral option agreements	2,000,000	683,330	-	-	683,330
Shares issued for debt settlements	133,901,985	645,343	-	-	645,343
Shares issued for services	200,000	8,800			8,800
Convertible discount	-	-	1,000,400	-	1,000,400
Net loss for the period	-	-	-	(2,987,687)	(2,987,687)
Balance at April 30, 2011	226,976,985	1,561,873	1,000,400	(3,479,708)	(917,435)
Stock options issued			320,000		320,000
Net income for the period	-	-	-	391,069	391,069
Balance at April 30, 2012	226,976,985	1,561,873	1,320,400	(3,088,639)	(206,366)

See accompanying notes.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
Statements of Cash Flows
REPORTED IN CANADIAN DOLLARS
	Fiscal Year Ended April 30,			From Inception (March 27,
	2012	2011	2010	2007) to April 30, 2012
Cash flow used in operating activities
Net income (loss) for the period	$391,069	$(2,987,687)	$(210,191)	$(3,088,639)
Adjustments to reconcile net loss to net cash used in operating activities:
Gain in transfer of mineral interest	(1,267,191)	-	-	(1,267,191)
Stock-based compensation	320,000	-	-	320,000
Stock issued for mineral property claim costs	-	-	47,000	47,000
Non-cash interest expense – warrants	-	1,633,510	-	1,633,510
Impairment on mineral properties	-	933,330	-	933,330
Accrued interest expenses	41,005	48,962	4,068	94,035
Loss on debt settlements	-	367,357	-	367,357
Discount on convertible notes	21,005	929,025	-	950,030
Change in derivate liabilities	(6,110)	(1,505,257)	-	(1,511,367)
Shares issued for services	-	8,800	-	8,800
Changes in operating assets:
Prepaid expenses	49,149	(49,320)	-	(171)
Other receivables	(1,176)	(8,408)	(821)	(11,692)
Accounts payable - related parties	216,503	25,278	120,612	412,393
Accounts payable	18,652	43,978	29,119	102,786
Restricted cash	(204,060)	-	-	(204,060)
Net cash used in operating activities	(421,154)	(560,432)	(10,213)	(1,213,879)

Cash flow provided (required) by investing activities
Mineral property option costs	-	(250,000)	-	(250,000)
Net cash provided (required) by financing activities	-	(250,000)	-	(250,000)

Cash flow provided (required) by financing activities
Bank overdraft	-	(7)	7	-
Proceeds from related party loans	-	123,626	-	254,308
Repayments of related parties loans	-	-	(4,914)	(88,501)
Proceeds from convertible notes	-	950,020	-	950,020
Proceeds from short term loans	-	-	12,705	12,705
Stock issued for cash	-	-	-	177,400
Net cash provided (required) by financing activities	-	1,073,639	7,798	1,305,932

Foreign change on cash	107,567	50,380	-	157,947

Cash Increase (Decrease)	(313,587)	313,587	(2,415)	-

Cash, Beginning of period	313,587	-	2,415	-

Cash, End of period	$-	$313,587	$-	$-

Supplemental disclosure of cash flow information:
Cash paid for:
Interest	$-	$-	$-	$17,521
Income taxes	$-	$-	$-	$-

Supplemental disclosure of non-cash transactions:
Shares issued for settlement of accounts payable – related parties	$-	$190,268	$-	$190,268
Shares issued for settlement of accounts payable	-	27,908	-	27,908
Shares issued for settlement of loans	-	12,704	-	12,704
Shares issued for settlement of loans – related parties	-	47,106	-	47,106
	$-	$277,986	$-	$277,986
See accompanying notes.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2012
REPORTED IN CANADIAN DOLLARS

1.	Basis of presentation and Continuance of Operations

The Company was incorporated in the Province of Alberta, Canada on March 27, 2007.  The Company is an Exploration Stage Company as defined by ASC Topic 915.  These financial statements have been prepared on a going concern basis.  We have incurred losses since inception resulting in an accumulated deficit of $3,088,639 and further losses are anticipated in the development of our business raising substantial doubt about our ability to continue as a going concern.  Our ability to continue as a going concern is dependent upon our ability to generate profitable operations in the future and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due.  Management intends to address the going concern issue by funding future operations through the sale of equity capital, and by third party or related party loans, if available.

On March 26, 2009, the Company undertook a 2-for-1 common stock split in the form of a 100% stock dividend.  On March 30, 2009, the Company distributed 17.9 million common shares with no par value to stockholders of record on March 26, 2009. On July 7, 2010, the Company undertook a 2.5-for-1 common stock split in the form of a 100% stock dividend.   On July 9, 2010, the Company distributed 134,866,191 common shares with no par value to stockholders of record as of July 7, 2010.  The effect of both of the stock splits has been recognized retroactively in the stockholders’ equity accounts as of April 30, 2007, and in all shares and per share data in the financial statements and the notes to the financial statements.

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

Our tests include the evaluation of the following factors:

(1) Does the Company currently have cash flow and/or does the Company expect cash flow in the immediate future;
(2) Are there existing reserves which have been valued by a third party valuation and on which value we can conduct a future discounted cash flow analysis;
(3) Have we previously monetized any mineral assets; and
(4) Do we presently have resources on hand to allow us to conduct our business plan as stated.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2012
REPORTED IN CANADIAN DOLLARS

2.           Summary of Significant Accounting Policies (continued)

c)           Mineral Property Costs (continued)

Upon completion of our evaluation of our mineral properties, management has determined the assets evaluated fail the impairment test.  With no existing or immediately anticipated cash flows, no prior history of successful mineral operations from which to support current asset value and insufficient resources to undertake our presently proposed operations, we have determined to fully impair the asset acquisition costs of all properties in the amount of $933,330.

d)           Investments in Associates

Associates are enterprises over which the group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are measured according to the equity method of accounting so that the carrying amount of the investment represents the group’s proportionate share of the enterprises’ net assets using rules of ASC Topic 323-10 (pre-codification: APB Opinion No. 18), The Equity Method of Accounting for Investments in Common Stock.

e)           The Fair Value of Financial Instruments

The carrying value of cash and prepaid expenses approximate their fair value because of the short-term maturity of these instruments.  Our operations are in Canada and primary operations are carried out in the functional currency of Canada

f)           Stock-Based Compensation

The Company follows the guidance included in ASC 718 Compensation-Stock Compensation (“ASC 718”) using the modified prospective transition method. The Company recognizes compensation expense in the financial statements for share-based awards based on the grant date fair value of those awards.

g)    Share based payment arrangements

The Company follows the guidance provided in ASC 505-50 – Equity Based Payments to Non-Employees (“ASC 505-50”) in respect to the valuation of shares issued for receipt of goods or services rendered.

h)	Impairment of Long-lived Assets

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

i)            Foreign Currency Translation

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

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2012
REPORTED IN CANADIAN DOLLARS

2.           Summary of Significant Accounting Policies (continued)

j)           Income Taxes

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

k)           Basic and Diluted Net Income (Loss) Per Share

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

l)           Recently Issued Accounting Pronouncements

The Company does not expect that the adoption of any recent accounting pronouncements will have a material impact on its financial statements.

3.           Income Taxes

We follow applicable FASB Codification regarding Accounting for Income Taxes. Deferred income taxes reflect the net effect of (a) temporary difference between carrying amounts of assets and liabilities for financial purposes and the amounts used for income tax reporting purposes, and (b) net operating loss carryforwards. No net provision for refundable Federal income tax has been made in the accompanying statement of loss because no recoverable taxes were paid previously. Similarly, no deferred tax asset attributable to the net operating loss carryforward has been recognized, as it is not deemed likely to be realized.

The provision (benefit) for income taxes for the years ended April 30, 2012, April 30, 2011, and 2010 by applying the statutory income tax rate of 25% (2011 – 26.5%, 2010 – 28.5%) was as follows:

	April 30,	April 30,	April 30,
	2012	2011	2010

Deferred tax asset attributable to:
Current operations	$97,767	$(791,737)	$(59,904)
Less: loss on debt settlement	-	97,350	-
Gain in transfer of mineral interest	(329,909)
Change in derivative liabilities	(1,527)	(398,893	-
Warrant liabilities	-	432,880	-
Amortization of Beneficial Conversion Feature	5,251	246,192	-
Stock-based compensation	80,000
Valuation allowance	148,418	414,208	59,904
Net refundable amount	$-	$-	$-

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2012
REPORTED IN CANADIAN DOLLARS

3.           Income Taxes (continued)

We have relied on the provisions of section 40(2) (e.1) of the Canadian Income Tax Act (the “Act”) when considering the allowances available for the finance related costs including the warrant liabilities, amortization of the beneficial conversion feature and the loss incurred on debt settlements. The Company believes the provisions of the Act would deny any amounts of deductions or losses as a result of the aforementioned transactions.

The composition of the Company’s deferred tax assets as at April 30, 2012, April 30, 2011 and April 30, 2010 is as follows:
	April 30,	April 30,	April 30,
	2012	2011	2010
Deferred tax assets:
Net operating loss carry forward	$(391,069)	$2,987,708	$210,191
Less: loss on debt settlement	-	(367,357)	-
Gain in transfer mineral interest	1,319,636
Change in derivative liability	6,110	1,505,257	-
Warrant liability	-	(1,633,510)	-
Amortization on BCF	(21,006)	(929,025)	-
Stock-based compensation	(320,000)	-	-
Valuation allowance	(593,671)	(1,563,073)	(210,191)
Total deferred tax asset	$-	$-	$-

The potential income tax benefit of these losses has been offset by a full valuation allowance.

As at April 30, 2012, the Company had estimated non-capital losses for Canadian tax purposes of $2,648,765, which may be carried forward to offset future years’ taxable income. These losses will expire as follows:

Year of Expiry	Taxable Losses
2027	$42,609
2028	98,796
2029	140,425
2030	210,191
2031	1,563,073
2032	593,671
$2,648,765

4.           Mineral Claims

a.)	Hotstone Property:

On October 6, 2010, we entered into an Option Agreement (the “Agreement”) to earn a 50% undivided interest in a gold exploration property, known as the Hotstone property. The Hotstone property is comprised of a 5 claim unit totaling approximately 120 hectares within the Greenlaw Township, located 50 km southeast of Chapleau, Ontario, and 130 km west-southwest of Timmins, Ontario, Canada. On March 29, 2011, we entered into an amended option with David L. Gibson, an officer and director of our Company to extend the exploration expenditures to December 31, 2012 (the “Amended Agreement”).  Under the terms of the Agreement, the Company is required to pay

$100,000 by way of cash payments which were paid in November 2010 and March 2011, issue 1,000,000 restricted shares of common stock which were issued upon execution of the Agreement,  and, pursuant to the Amended Agreement, on or before December 31, 2012 expend $1,500,000 upon the property in the form of a work program to be agreed upon by the parties and to be conducted by the Operator.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2012
REPORTED IN CANADIAN DOLLARS

4.           Mineral Claims (continued)

         a)   Hotstone Property - continued:

In respect of the above Option Agreement the Company recorded acquisition costs totaling $263,232, which costs it tested as at April 30, 2011 and determined to impair the total acquisition costs of $263,232.

On January 6, 2012, the Company, the Optionor and Trio Gold Corporation (“Trio”) entered into an option agreement, whereby Trio agreed to undertake the funding of the exploration program, however, Trio was unable to raise the required funding and pursuant to that agreement, the amended property agreement is the governing agreement in regard to the Hotstone.

b)	Santa Rita mining concessions:

On October 30, 2010, the Company entered into an Option Agreement with Hans Peter Flueck to earn a 50% undivided interest in the Santa Rita mining concessions. On May 16, 2011, we entered into an amended option agreement with Hans Peter Flueck and Rimpago Company Limited Peru S.A.C. (the trustee holder of the Santa Rita Mining Concessions). Under the amended terms of the agreement the Company was required to:

1.	Make cash payments of $500,000 over a two-year period
a.	Initial cash payment of $50,000 which was paid during November 2010;
b.	A further payment of $100,000 which was paid during December 2010;
c.	A further cash payment of $175,000 on or before November 1, 2011;
d.	Final cash payment of $175,000 on or before November 1, 2012.

2.	Issue a total of 5,000,000 shares of the Company’s common stock over a two-year period
a.	1,000,000 shares of common stock were issued upon execution of the agreement;
b.	A total of 2,000,000 shares of common stock on November 1, 2011;
c.	A total of 2,000,000 shares of common stock on November 1, 2012.

Further, the following exploration expenditures were to be completed as follows:
(a) $1,500,000 on or before September 30, 2012; and
(b) $1,500,000 on or before April 30, 2013.

Under the agreement the Company was granted the right to earn 25% upon expenditure of the first $1,500,000 and the remaining 25% upon the second $1,500,000 being expended.  The $3,000,000 required expenditures are inclusive of the cash payments to Flueck.

On July 15, 2011 we received notification of an assignment of $1,000,000 of convertible notes issued by the Company to four investors to Plata Litoral Inc. (“Litoral”) which was incorporated by the note holders to hold the notes.   On August 1, 2011, Litoral noticed us that the notes were in default and were subject to immediate payment.  On September 10, 2011, Litoral and the Company reached a settlement agreement whereby the Company would assign to Litoral ninety percent (90%) of its interest in and to the property in exchange for Plata assuming all of the remaining payment obligations under the amended option agreement, except for the issuance of shares which would remain the responsibility of Coastal, in exchange for the forgiveness of the notes plus all accrued interest, the payment of $50,000 to Coastal by Litoral and the issuance of 75,659,000 shares of Litoral common stock to Coastal which Coastal may dividend to its stockholders of record as at October 31, 2011 at the sole election of Coastal.   Coastal did not effect a dividend of the shares of Litoral and holds the shares of Litoral.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2012
REPORTED IN CANADIAN DOLLARS

4.	Mineral Claims (continued)

b)	Santa Rita mining concessions:

On October 6, 2011, Coastal and Litoral entered into a mining acquisition and production agreement  (the “Royal Agreement”) with Royal Sovereign Internationale (“Royal”), Hans Peter Flueck (the vendor of the Santa Rita mining concessions), and Minera Rimpago Peru S.A.C. (the trustee for the claims), whereby Royal would expend a minimum of $5,000,000 by way of exploration and production financing to earn a 50% interest in and to the Santa Rita mining concessions. The Royal agreement required that Royal make cash payments of $2,400,000 by way of $175,000 to Fluek on November 1, 2011, $725,000 on or before January 1, 2012 to be expended on the property by September 30, 2012, $1,325,000 in trust on or before October 1, 2012 to be expended on the property by April 30, 2013; $175,000 to Flueck on October 30, 2012.  Further, Royal was required to prepare a work program on or before March 31, 2012 to construct and fit a 350ton per day processing plant to be in operation on or before April 30, 2013.   Under the agreement, Coastal was required to issue and shares of common stock to be issued to Flueck.  The agreement required that the parties redraft such agreement to comply with Peruvian law.  Litoral agreed to assign to Coastal Pacific a further interest in the Santa Rita mining concessions and Flueck agreed to dilute to a 25% interest in the Santa Rita mining concessions, such that the final ownership upon the $5,000,000 funding completing would be:

Royal – 50%
Hans Peter Flueck -25%
Litoral – 20%
Coastal – 5%

Coastal or its stockholders also hold approximately 38% of the total issued and outstanding shares of Litoral.  Further, Coastal will manage and undertake all exploration on the Santa Rita mining concessions.

Under the terms of the agreement, Coastal and Litoral would earn as payments are made which total their obligations under the amended option agreement.  In order to earn the 25% interest assignable under the amended Option Agreement, expenditures of $1,500,000 must be made.

Under the terms of our amended option agreement for Santa Rita, we are required to pay the vendor a total of $500,000 in cash payments, of which $150,000 has been paid. Further cash payments which were required to be paid in the amount of $175,000 by November 1, 2011 and $175,000 by November 1, 2012 were to be paid pursuant to the Royal agreement. As of April 30, 2012, the final agreement to be drafted and executed subject to Peruvian law had not been completed. Royal had not funded any of the required payments to be made or demonstrated that the funds are available. It is unclear, whether the Royal agreement, which superseded the amended option agreement is the governing agreement.  If that agreement is the governing agreement then until such time as a formal agreement is entered into or the parties to the agreement receive formal notice with a cure provision, then the option is in full force and effect.   However, any notice of default may result in litigation to maintain the Company’s rights under the agreements.   The Company currently does not have funds available to fund such litigation and would look to Litoral to provide such funding.  Should a determination be made that the amended option agreement as executed on May 16, 2011, is the governing agreement then the agreement may be deemed to be in default.  As of April 30, 2012, the Company had not issued the 2,000,000 shares as required under the amended option agreement to be issued on November 1, 2011, thus this may be deemed to be an effect of default under the amended option agreement and the Royal Agreement.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2012
REPORTED IN CANADIAN DOLLARS

4.	Mineral Claims (continued)

c)	Santa Rita mining concessions (continued):

During the fiscal year ended April 30, 2011, the Company recorded acquisition costs totaling $670,098. As at April 30, 2011 the Company has tested its Santa Rita mining property acquisition costs in the amount of $670,098 for indications of impairment.

The concessions are for metallic minerals giving the titleholder the right to explore and exploit metallic minerals within the bounds of the concessions.  We have paid a total of $150,000 against the option payments on the Santa Rita as of the fiscal year ended April 30, 2012,  there have been total expenditures on exploration and other expenses, including insurance related to the Santa Rita or $501,980 of which  $433,616  has been paid by Coastal and the balance has been paid by Litoral.

5.           Investment in associates

The Company has an investment in Litoral pursuant to the assignment agreement discussed above, so that the Company holds 38% of the issued and outstanding shares of Litoral’s common stock.  Investments in associates are measured according to the equity method of accounting so that the carrying amount of the investment represents the Company’s proportionate share of the enterprises’ net assets using rules of ASC Topic 323-10 (pre-codification: APB Opinion No. 18), The Equity Method of Accounting for Investments in Common Stock.

Both at the date of our initial investment in Litoral and as at April 30, 2012 Litoral reports a Shareholder’s Deficit so that our investment in Litoral is reflected as $0 (zero).

Carrying amount of investment:
October 4, 2011	$-
Additions during the year	-
Balance, April 30, 2012	-

Litoral has provided the following summary of its enterprise value as of April 30, 2012:

Associate	Assets	Liabilities	Shareholders’ Deficit	Revenue	Loss for the year
Plata Litoral	$202,114	$376,931	$(174,817)	$-	$(1,253,410)

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2012
REPORTED IN CANADIAN DOLLARS

6.           Convertible notes and warrant liabilities

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

On July 15, 2011 we received notification of an assignment of $1,000,000 of convertible notes with the Company to Plata Litoral Inc. (“Litoral”) which was incorporated by the note holders to hold the notes.   On August 1, 2011, Litoral noticed us that  the notes were in default and were subject to immediate payment.  On September 10, 2011, Litoral and the Company reached a settlement agreement whereby the Company would assign to Litoral ninety percent (90%) of its interest in and to the property in exchange for Plata assuming all of the remaining payment obligations under the Option Agreement, except for the issuance of shares which would remain the responsibility of Coastal, in exchange for the forgiveness of the notes plus all accrued interest, the cancellation of the warrants and the payment of $50,000 to Coastal by Litoral and the issuance of 75,659,000 shares of Litoral common stock to Coastal which Coastal may dividend to its stockholders of record as at October 31, 2011 at the sole election of Coastal.   Coastal did not effect a dividend of the shares of Litoral and holds the shares of Litoral.

The Company accounted for the conversion options embedded in the Purchase Agreements in accordance with “Accounting for Derivative Instruments and Hedging Activities”, FASB ASC 815-10, and “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock”, FASB ASC 815-40. FASB ASC 815-10 generally requires companies to bifurcate conversion options embedded in convertible notes from their host instruments and to account for them as free standing derivative financial instruments in accordance with FASB ASC 815-40. FASB ASC 815-40 states that if the conversion option requires net cash settlement in the event of circumstances that are not solely within the Company’s control, then the notes should be classified as a liability measured at fair value on the balance sheet. The Company recorded an initial discount of $1,000,040 (USD$1,000,000), equal to the face value of the convertible notes, which is being amortized over the life of the notes through their maturity dates. During the fiscal year ended April 30, 2012, $21,006 (USD$22,099) ((2011 - $ 929,025 (USD$977,901) was amortized and recorded as interest expense.

The Company recorded the liability for the warrants at a fair value of $1,633,510 on November 4, 2010, based upon a Black-Scholes calculation.

Roll-forward of Derivative Net Liabilities
Derivative balance at issuance (November 4, 2010)	$1,633,510
Change due to fair market value	(1,505,257)
Balance at April 30, 2011	128,253
Change due to fair market value	(6,110)
Balance at September 10, 2011	122,143

The warrant liability was marked-to-market and an amount of $6,110 (2011- $1,505,257) was credited to expense in a manner similar to the conversion feature at each reporting date until all the criteria for permanent equity were met. On September 10, 2011, the warrants were canceled and the revised fair-market valuation of the warrant liability was calculated at $122,143, which extinguish the derivative liability resulting in gain of $122,143 from transfer mineral property.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2012
REPORTED IN CANADIAN DOLLARS

6.           Convertible notes and warrant liabilities (continued)

The warrant liability was valued at September 10, 2011, April 30, 2011 and November 4, 2010 using the Black-Scholes valuation model with the following assumptions:

	Inception		April 30, 2011		September 10, 2011
Warrants to purchase common stock:	CLASS A Warrant Derivate	CLASS B Warrant Derivate	CLASS A Warrant Derivate	CLASS B Warrant Derivate	CLASS A Warrant Derivate	CLASS B Warrant Derivate
Strike price	$0.40	$0.50	$0.40	$0.50	$0.40	$0.50
Volatility	596.03%	596.03%	480.18%	480.18%	424.85%	424.85%
Term (years)	5	5	5	5	5	5
Risk-free rate	1.04%	1.04%	1..04%	1.04%	1..04%	1.04%
Dividends	-	-	-	-	-	-

During the fiscal year ended April 30, 2011, the Company accrued interest in the amount of $41,005 (2011- $48,449). At September 10, 2011, the Company did not make any cash payments to the principal and accrued interest, leaving $1,145,049 (USD$977,901) owed to the notes holders. Pursuant to the assignment agreement between the Company and Litoral, the Company recorded gains on the transfer of the mineral interest in the amount of $1,197,449, which included cash received in the amount of $52,445.

7.           Stockholders’ Equity

We are authorized to issue an unlimited number of shares of common stock with no par value and an unlimited number of preferred shares with no par value.   We have not issued any preferred shares to date.  We declared a 2-for-1 stock split effected in the form of a 100% stock dividend issued in March, 2009. We declared a 2.5-for-1 stock split effected in the form of a 100% stock dividend issued in July 2010.

During the fiscal year ended April 30, 2012, the Company did not issue any shares of common stock.   As at the fiscal year ended April 30, 2012, we had a total of 226,976,985 shares of common stock issued and outstanding.

8.           Related Party Transactions

a)           Acquisition of Mineral Claim

On October 6, 2010, we entered into an Option Agreement (the “Agreement”), amended on March 29, 2011, to earn a 50% undivided interest in a gold exploration property, known as the Hotstone property. The Hotstone property is comprised of a 5 claim unit totaling approximately 120 hectares within the Greenlaw Township, located 50 km southeast of Chapleau, Ontario, and 130 km west-southwest of Timmins, Ontario, Canada. Mr. David L. Gibson, a director and officer of the Company was the optionor of the Hotstone property. Under the terms of the Agreement, Mr. Gibson received $100,000 in cash and 1,000,000 restricted shares of common stock. (refer Note – 4).

b)           Management service agreement

On November 1, 2008, we entered into a two year management service agreement payable at $10,000 monthly with Ox Financial Corp., a company controlled by a director and officer of the Company. During the fiscal year ended April 30, 2012, we incurred $120,000 (2011 - $120,000), (2010 - $120,000) in management fees under this agreement and $83,606 for expenses.  The Company made cash payments of $113,248.  As at April 30, 2012 an amount of $100,719 (2011- $10,361) was owing and is reflected on the balance sheets as accounts payable – related parties.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2012
REPORTED IN CANADIAN DOLLARS

8.           Related Party Transactions (continued)

c)           Consulting services

Mr. David L. Gibson, a director and officer of the Company invoiced and was paid a total of $33,890 (2011 - $16,065) for consulting services provided during the fiscal year ended April 30, 2012 in respect of evaluation of the Santa Rita mining concession.   The Company also reimbursed Mr. Gibson a total of $2,655 (2011 - $5,414) in respect of travel and incidental expenses incurred as a result of the evaluation.

Dynamic Exploration Ltd. (“Dynamic”), a company controlled by Richard Thomas Walker, a director and the Company’s chief Geologist, invoiced the Company $22,932 (2011 - $33,735) for consulting services provided during the fiscal year ended April 30, 2012.  Dynamic also invoiced the Company a total of $5,279(2011 - $4,736) for reimbursement of travel and incidental expenses incurred as a result of the services provided.   During the fiscal year ended April 30, 2012, the Company made cash payments in full including the amount of $14,917 due and payable to Dynamic as of April 30, 2011.

d)           Associates

During the fiscal year ended April 30, 2012, the Company’s associate, Plata Litoral Inc. made payments in the accumulated amount of $141,063 (USD$143,789) on our behalf for our operating expenses. We did not repay any of the amounts paid, leaving the amount of $141,063 reflected on the balance sheets as accounts payable – related parties.

9.           Short term loan

On October 27, 2010, the Company received a loan of US$60,000 for working capital and on November 2, 2010 the Company received a further US$50,000 by way of a working capital loan.  The loans were short term loans bearing no interest and to be repaid upon the Company closing a convertible loan offering of US$2,000,000.  During the fiscal year ended April 30, 2012, the Company did not make any cash payments, leaving $123,626 (USD$110,000) on the balance sheets asshort term loans.

10.        Stock options

On June 10, 2009, the Board of Directors approved the Company’s 2009 stock option plan, whereby the Company could grant up to 5,000,000 options to its directors, officers, employees and key consultants.  No options have been issued under the 2009 plan. The exercise price of each option is $0.05 and an option’s term is ten years.

On October 22, 2011, the Board of Directors approved the Company’s 2011 stock option plan for 22,000,000 incentive stock options, to be granted to our directors, officers, employees and/or consultants, with the option prices, vesting and other terms to be determined upon grant by the administrator(s) thereof. A total of 16,000,000 stock options have been granted under the plan to vest immediately, of which 12,000,000 were granted to each of the officers and directors as disclosed above and 4,000,000 were granted to a consultant of the Company, leaving a total of 6,000,000 stock options yet to be granted under the 2011 plan. The exercise price of the options is $0.05 per share of common stock and the term of the option’s granted is ten years from the date of grant.  The Company recorded the value of the stock options granted in the amount of $320,000 in stock-based compensation expense using the Black-Scholes option pricing model.

COASTAL PACIFIC MINING CORP.
(An Exploration Stage Company)
NOTES TO FINANCIAL STATEMENTS
For the period from Inception (March 27, 2007) to April 30, 2012
REPORTED IN CANADIAN DOLLARS

10.         Stock options (continued)

The following summarizes the status of the stock option plan as of April 30, 2012, and the changes during the fiscal year ended April 30, 2012:

	April 30, 2012		April 30, 2011
	Stock options	Weighted Average Exercise price	Stock options	Weighted Average Exercise price

Outstanding, beginning of year	-	$-	-	$-
Granted	16,000,000	0.05	-
Outstanding, end of year	16,000,000	$0.05	-	$-
Exercisable, end of year	16,000,000	$0.05	-	$-

As at April 30, 2012, the stock options have a weighted average remaining life of 9.48 years with additional information as follows:

Grant Date	Stock Options	Exercise Price	Expiry Date
October 22, 2011	16,000,000	$ 0.05	October 22, 2021

The compensation expense for options granted was determined based on the fair value of the stock options at the grant date with the following assumptions:

2012
Volatility rate	420.78%
Risk-free interest rate	2.23%
Dividend yield rate	0.0%
Weighted average life	10 year
Weighted average fair value per option granted	$0.02

11.   Subsequent events

The Company has evaluated subsequent events from the balance sheet date through the date that the financial statements were issued and determined that there are no additional events to disclose.

ITEM 18.             FINANCIAL STATEMENTS

The financial statements are presented in Item 17, above.

ITEM 19.             EXHIBITS

Number	Description
3.1	Articles of Incorporation	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on August 27, 2007
3.2	Bylaws	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on August 27, 2007
4.1	Form of Securities Purchase Agreement	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 5, 2010
4.2	Form of Registration Rights Agreement	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 5, 2010
4.3	Form of Convertible Note	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 5, 2010
4.4	Form of Class A Warrant	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 5, 2010
4.5	Form of Class B Warrant	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 5, 2010
10.1	Management Services Agreement by and between the Company and Ox Financial Corp. dated November 1, 2008	Incorporated by reference to the Exhibits filed with the Company’s Form 20-F filed with the SEC on July 29, 2009
10.2	Joint Venture/Option Agreement dated May 27, 2009 by and between the Company and Warrior Ventures	Incorporated by reference to the Exhibits filed with the Company’s Form 20-F filed with the SEC on July 29, 2009
10.3	Option Agreement between the Company and Trio Gold Corp. dated May 15, 2009	Incorporated by reference to the Exhibits filed with the Company’s Form 20-F filed with the SEC on July 29, 2009
10.4	Coastal Pacific Mining Corp. 2009 Stock Option and Stock Award Plan dated June 10, 2009.	Filed herewith
10.5	Extended Option Agreement dated July 15, 2009, between the Company and Trio Gold Corp.	Incorporated by reference to the Exhibits filed with the Company’s Form 20-F filed with the SEC on July 29, 2009

10.6	Hotstone Property Option Agreement between the Company and David L. Gibson dated October 6, 2010	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on October 19, 2010.
10.7	Santa Rita mining concessions Option Agreement between the Company and Hans Peter Flueck dated October 30, 2010	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 1, 2010.
10.8	Drawdown Equity Finance Agreement dated January 14, 2011between the Company and Auctus Private Equity Fund, LLC	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on March 21, 2011.
10.9	Registration Rights Agreement dated January 14, 2011 between the Company and Auctus Private Equity Fund, LLC	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on March 21, 2011.
10.10	Amended Hotstone Property Agreement dated March 29, 2012	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 1, 2010.
10.11	Amended Santa Rita option agreement dated May 16, 2011	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on May 25, 2011.
10.12	Assignment agreement between the Company and Plata Litoral Inc. for the Santa Rita Claims	Incorporate by reference to the Exhibits filed with the Company’s Form 20-F filed with the SEC on November 15, 2011.
10.13	Mining and production agreement between the Company, Hans Peter Flueck, Plata Litoral Inc. Royal Sovereign Internationale, Minera Rimpago Company Limited Peru S.A.C. and Rimpago Company Ltd.	Incorporated by reference to the Exhibits filed with the Company’s Form 20-F filed with the SEC on November 15, 2011.
10.14	Hotstone Gold Property Option Agreement between the Company, David L. Gibson and Trio Gold Corp. dated January 6, 2012	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on January 13, 2012.
16.1	Letter from Child Van Wagoner, dated August 15, 2012 regarding a change in certifying account.	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on August 16, 2012.
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Chief Executive Officer and Principal Financial Officer	Filed herewith
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

Date:   August 31, 2012