Form 20-F/A
period 2012-04-30
COASTAL PACIFIC MINING CORP
filed 2012-10-05
CIK 1410181

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

Yes [ ] No [X]

EXPLANATORY NOTE

The purpose of this Amendment No. 1 on Form 20-F/A to Coastal Pacific Mining Corp.’s annual report on Form 20-F for the fiscal year ended April 30, 2012, filed with the Securities and Exchange Commission on August 31, 2012 (the “Form 20-F”), is solely to furnish Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S–T.

No other changes have been made to the Form 20-F. This Amendment No. 1 speaks as of the original filing date of the Form 20-F, does not reflect events that may have occurred subsequent to the original filing date and does not modify or update in any way disclosures made in the original Form 20-F.

ITEM 19.             EXHIBITS

Number	Description
3.1	Articles of Incorporation	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on August 27, 2007
3.2	Bylaws	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on August 27, 2007
4.1	Form of Securities Purchase Agreement	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 5, 2010
4.2	Form of Registration Rights Agreement	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 5, 2010
4.3	Form of Convertible Note	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 5, 2010
4.4	Form of Class A Warrant	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 5, 2010
4.5	Form of Class B Warrant	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 5, 2010
10.1	Management Services Agreement by and between the Company and Ox Financial Corp. dated November 1, 2008	Incorporated by reference to the Exhibits filed with the Company’s Form 20-F filed with the SEC on July 29, 2009
10.2	Joint Venture/Option Agreement dated May 27, 2009 by and between the Company and Warrior Ventures	Incorporated by reference to the Exhibits filed with the Company’s Form 20-F filed with the SEC on July 29, 2009
10.3	Option Agreement between the Company and Trio Gold Corp. dated May 15, 2009	Incorporated by reference to the Exhibits filed with the Company’s Form 20-F filed with the SEC on July 29, 2009
10.4	Coastal Pacific Mining Corp. 2009 Stock Option and Stock Award Plan dated June 10, 2009.	Filed herewith
10.5	Extended Option Agreement dated July 15, 2009, between the Company and Trio Gold Corp.	Incorporated by reference to the Exhibits filed with the Company’s Form 20-F filed with the SEC on July 29, 2009
10.6	Hotstone Property Option Agreement between the Company and David L. Gibson dated October 6, 2010	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on October 19, 2010.
10.7	Santa Rita mining concessions Option Agreement between the Company and Hans Peter Flueck dated October 30, 2010	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 1, 2010.
10.8	Drawdown Equity Finance Agreement dated January 14, 2011between the Company and Auctus Private Equity Fund, LLC	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on March 21, 2011.
10.9	Registration Rights Agreement dated January 14, 2011 between the Company and Auctus Private Equity Fund, LLC	Incorporated by reference to the Exhibits filed with the Company’s Form F-1 filed with the SEC on March 21, 2011.
10.10	Amended Hotstone Property Agreement dated March 29, 2012	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on November 1, 2010.
10.11	Amended Santa Rita option agreement dated May 16, 2011	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on May 25, 2011.
10.12	Assignment agreement between the Company and Plata Litoral Inc. for the Santa Rita Claims	Incorporate by reference to the Exhibits filed with the Company’s Form 20-F filed with the SEC on November 15, 2011.
10.13	Mining and production agreement between the Company, Hans Peter Flueck, Plata Litoral Inc. Royal Sovereign Internationale, Minera Rimpago Company Limited Peru S.A.C. and Rimpago Company Ltd.	Incorporated by reference to the Exhibits filed with the Company’s Form 20-F filed with the SEC on November 15, 2011.
10.14	Hotstone Gold Property Option Agreement between the Company, David L. Gibson and Trio Gold Corp. dated January 6, 2012	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on January 13, 2012.
16.1	Letter from Child Van Wagoner, dated August 15, 2012 regarding a change in certifying account.	Incorporated by reference to the Exhibits filed with the Company’s Form 6-K filed with the SEC on August 16, 2012.
12.1	Certification required by Rule 13a-14(a) or Rule 15d-14(a) – Chief Executive Officer and Principal Financial Officer	Incorporated by reference to the Exhibits filed with the Company's Form 20-F filed with the SEC on August 31, 2012
13.1
Certification required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States code (18 U.S.C. 1350) – Chief Executive Officer and Principal Financial Officer
Incorporated by reference to the Exhibits filed with the Company's Form 20-F filed with the SEC on August 31, 2012
101.INS	XBRL Instance Document	Filed herewith*
101.SCH	XBRL Taxonomy Extension Schema	Filed herewith*
101.CAL	XBRL Taxonomy Extension Calculation Linkbase	Filed herewith*
101.DEF	XBRL Taxonomy Extension Definition Linkbase	Filed herewith*
101.LAB	XBRL Taxonomy Extension Label Linkbase	Filed herewith*
101.PRE	XBRL Taxonomy Extension Presentation Linkbase	Filed herewith*

*Pursuant to Rule 406T of Regulation S-T, these interactive data files are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933 or Section 18 of the Securities Exchange Act of 1934 and otherwise are not subject to liability.

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

Date:   October 2, 2012